FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of August 2002

HSBC Holdings plc

10 Lower Thames Street, London EC3R 6AE, England

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ✔ Form 40-F ....]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes .... No ✔]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- ....]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: P A Stafford
Title: Assistant Group Secretary

Dated: August 30, 2002

HSBC Holdings plc
Press Releases/Notifications for the month of August 2002

Date	Title of Press Release/Reason for Notification
1st	Stock Exchange Notification: Change in Director's Share Interests
1st	Stock Exchange Notification: Change in Director's Share Interests
1st	Stock Exchange Notification: Change in Director's Share Interests
1st	Stock Exchange Notification: Change in Director's Share Interests
1st	Stock Exchange Notification: Change in Director's Share Interests
1st	Stock Exchange Notification: Change in Director's Share Interests
5th	HSBC Holdings plc 2002 Interim Results
5th	CCF 2002 Interim Results
5th	HSBC USA Inc. 2002 Interim Results
5th	Hang Seng Bank Limited 2002 Interim Results - Highlights
5th	The Hongkong and Shanghai Banking Corporation Limited 2002 Interim Consolidated Results – Highlights
6th	Stock Exchange Notification: Change in Director's Share Interests
8th	HSBC Acquires Turkish Instalment Card Business
9th	Stock Exchange Notification: Change in Director's Share Interests
9th	Stock Exchange Notification: Change in Director's Share Interests
14th	Stock Exchange Notification: Change in Director's Share Interests
15th	HSBC Trinkaus & Burkhardt 2002 Interim Results
21st	HSBC Agrees to Acquire Grupo Financiero Bital
27th	Notification of Major Interests in Shares
29th	HSBC Holdings plc – First Interim Dividend for 2002 – Scrip Dividend Alternative

HSBC

News Release

5 August 2002

HSBC USA INC.
2002 INTERIM RESULTS

- Net income for the first half of 2002 increased by 11 per cent to US$408 million compared to US$369 million in the first half of 2001.
- Cash earnings[◆] in the first half of 2002 were US$407 million, a decrease of 10 per cent compared to US$450 million for the same period in 2001.
- Cash earnings[◆] as a percentage of average common equity for the first half of 2002 were 12.3 per cent compared to 13.3 per cent during the first half of 2001.
- The cost:income ratio for the first half of 2002 was 54.4 per cent compared to 58.2 per cent in the first half of 2001. The ratio for the first half of 2001, put on a comparable basis by excluding goodwill amortisation and restructuring costs, was 52.1 per cent.
- Tier 1 capital to risk-weighted assets was 8.6 per cent at 30 June 2002 compared to 8.5 per cent at 30 June 2001.
- Total assets under administration at 30 June 2002 were US$48.1 billion, of which US$32.6 billion were funds under management and US$15.5 billion were custody accounts.

◆ *Cash earnings are net income after preferred dividends and after adding back goodwill amortisation and expense associated with HSBC Group share option plans.*

HSBC USA Inc. reported net income of US$408 million for the six months ended 30 June 2002, an increase of 11 per cent from US$369 million for the first six months of 2001. Cash earnings for the six months ended 30 June 2002 decreased to US$407 million from US$450 million for the 2001 comparable period. Higher fee income in many areas and the elimination of goodwill amortisation (through the implementation of SFAS 142) were more than offset by higher credit costs, lower other operating income from the treasury and mortgage businesses, and a higher underlying tax rate.

For the quarter ended 30 June 2002, net income totalled US$198 million, an increase of 5 per cent from US$188 million for the second quarter of 2001. Cash earnings in the second quarter of 2002 decreased to US$197 million from US$229 million in the comparable period in 2001.

Commenting on the results, Youssef A Nasr, Chief Executive Officer of HSBC USA Inc., said: "The economic environment in which we have operated during the first six months of 2002 has been more difficult than the first half of 2001. While we have not had some of the same successes with market sensitive revenues, and have taken more provisions, the contribution made this year by our basic business has improved, especially in wealth management.

"During the second quarter we signed a memorandum of understanding with certain partners of Arthur Andersen LLP's Private Client Service Practice to join a new HSBC Private Client Services group in the US. Establishing this business within HSBC USA will allow us to provide value-added advisory services to our private banking clients and will help us with the continued expansion of our top-tier private banking operations, especially within the US.

"It has long been our strategy to develop our wealth management and private banking business to serve better the needs of our clients. This high value-added, fee generating business fits exactly within that strategy, allowing us to widen the scope of services that we provide to our existing and future clients."

Net interest income

For the six months ended 30 June 2002, net interest income increased by US$40 million, or 4 per cent, to US$1.2 billion. Total average-earning assets increased by US$2 billion or 2 per cent compared to 2001. The benefits of lower cost personal and commercial deposits and cuts in short-term rates over the past twelve months have led to wider interest margins in the residential mortgage business and treasury investment operations.

Other operating income

Other operating income for the first six months of 2002 was US$544 million, a decrease of US$16 million, or 3 per cent compared to the first six months of 2001. Wealth management, insurance, and other fees and commissions all continued to show growth in the first six months of 2002. Brokerage revenues were 44 per cent higher due in part to sales of annuity products and increased transaction volumes. Insurance revenues increased by 55 per cent over the comparable period in 2001. Over 1,500 professionals are now licensed to sell insurance and certain annuity products through the bank's retail network.

Difficult conditions in the capital markets prevented a recurrence of last year's strong results in areas that are more market sensitive. Treasury trading revenues for the six months ended 30 June 2002 were US$48 million, a decrease of US$49 million from the first six months of 2001. Mortgage operating income, including servicing fees net of impairment, origination gains and related economic hedges, was down from the first six months of 2001; however, additional gains are set to be realized when sales are concluded in July. Securities gains for the six months ended 30 June 2002 were US$104 million, a decrease of US$22 million from US$126 million in the comparable period in 2001. The first half of 2002 included sales of mortgage-backed, treasury, and Latin American securities. Securities gains in the first half of 2001 included a US$19 million one-time gain on the sale of shares in Canary Wharf.

Operating expenses

Operating expenses decreased 5 per cent to US$925 million in the first six months of 2002 compared to US$975 million in the first half of 2001. The decrease was primarily a result of the previously mentioned adoption of SFAS 142 with goodwill no longer being amortised through operating expenses. The impact of goodwill amortisation on net income in the first half of 2001 was US$86 million. Allowing for this accounting change, operating expenses were up US$36 million, or 4 per cent, primarily the result of higher reserves for letters of credit and for a leveraged lease which is fully reserved.

The cost:income ratio for the first six months of 2002 was 54.4 per cent compared to 58.2 per cent for the same period in 2001. The ratio for the 2001 period, put on a comparable basis by excluding goodwill amortisation and restructuring costs, was 52.1 per cent.

Provision for Income Taxes

The provision for income taxes was US$237 million for the six months ended 30 June 2002, compared to US$236 million in the comparable period for 2001. The underlying tax rate, excluding goodwill amortisation from last year's expenses, rose approximately 2.5 percentage points over the same time periods.

Credit Quality and Provisions for Credit Losses

Overall credit quality in the first six months of 2002 declined slightly. Non-accruing loans were higher and the provision for credit losses of US$130 million was US$34 million higher than for the first six months of 2001. Net charge-offs of US$94 million for the first six months of 2002 were also higher, by US$31 million, than in the 2001 comparable period, due to a small number of problem loans. The reserve to non-accrual ratio declined to 129.7 per cent at 30 June 2002 from 138.0 per cent at 30 June 2001.

Balance Sheet

Total assets of HSBC USA Inc. were US$87.1 billion at 30 June 2002 compared to US$85.4 billion at 30 June 2001. Total deposits were US$55.6 billion at 30 June 2002, compared to US$58.0 billion at 30 June 2001. The decrease in deposits was mainly attributable to a reduction in wholesale foreign deposits that was partially offset by increases in personal demand, personal money market and commercial money market balances. Total loans at 30 June 2002 were US$41.7 billion, compared to US$42.0 billion at 30 June 2001.

Residential mortgage loans originated and held in the portfolio increased, and lower margin corporate loans were reduced. HSBC Bank USA's residential mortgage business, with approximately 330,000 customers, originated US$10.0 billion in mortgages in the six months ended 30 June 2002, an increase of more than 50 per cent over the US$6.6 billion originated in the 2001 comparable period.

Total Assets Under Administration

Total funds under management at 30 June 2002 were US$32.6 billion, up US$1.4 billion, or 4 per cent from 30 June 2001, largely due to the movement of new and existing deposits to investment products. Including custody balances, assets under administration at 30 June 2002 totalled US$48.1 billion.

Capital Ratios

HSBC USA Inc.'s tier 1 capital to risk-weighted assets ratio was 8.6 per cent at 30 June 2002 compared to 8.5 per cent at 30 June 2001. Total capital to risk-weighted assets was 13.7 per cent at 30 June 2002, compared to 13.4 per cent at 30 June 2001.

As part of its strategy of providing customers with multiple choices for product and service delivery, HSBC Bank USA offers a comprehensive internet banking service. At 30 June 2002, more than 335,000 customers had registered for the service, up from approximately 275,000 at year-end 2001. The HSBC Bank USA web site, **us.hsbc.com**, where customers can apply for accounts, conduct financial planning and link to online services, receives approximately 30,000 visits daily.

Media inquiries:	**Richard Beck**	**020 7260 6757**
	Adrian Russell	**020 7260 8211**

About HSBC Bank USA

HSBC Bank USA has more than 410 branches in New York State, giving it the most extensive branch network in New York. The bank also has eight branches in Florida, two in Pennsylvania, three in California and 17 in Panama.

HSBC Bank USA is the tenth largest US commercial bank ranked by assets and is a wholly-owned subsidiary of HSBC USA Inc., an indirectly-held, wholly-owned subsidiary of HSBC Holdings plc (NYSE: HBC). Headquartered in London, and with over 7,000 offices in 81 countries and territories, the HSBC Group is one of the world's largest banking and financial services organizations.

For more information about HSBC Bank USA and its products and services visit www.us.hsbc.com.

Figures in US$ millions	Quarter ended 30 June 2002	Quarter ended 30 June 2001	Six months ended 30 June 2002	Six months ended 30 June 2001
Earnings				
Net income	**198**	188	**408**	369
Cash earnings ◆	**197**	229	**407**	450
Performance ratios (%)				
Cash earnings as a percentage of average common equity	**11.9**	13.5	**12.3**	13.3
Net interest margin	**2.7**	2.7	**2.7**	2.7
Cost:income ratio	**56.3**	57.6	**54.4**	58.2
Other operating income to total income	**31.7**	31.9	**32.0**	33.5
Credit information				
Non-accruing loans at end of period			**417**	390
Net charge-offs	**32**	43	**94**	63
Allowance available for credit losses				
- Balance at end of period			**540**	538
- As a percentage of non-accruing loans			**129.7%**	138.0%
- As a percentage of loans outstanding			**1.3%**	1.3%
Average Balances				
Assets	**87,293**	85,677	**87,751**	85,363
Loans	**41,684**	41,191	**41,893**	40,799
Deposits	**58,158**	58,227	**58,433**	57,971
Common equity	**6,650**	6,807	**6,651**	6,837
Capital ratios (%) at end of period				
Leverage ratio			**5.7**	5.9
Tier 1 capital to risk-weighted assets			**8.6**	8.5
Total capital to risk-weighted assets			**13.7**	13.4
Assets under administration at end of period				
Funds under management			**32,547**	31,182
Custody accounts			**15,535**	15,723
Total assets under administration			**48,082**	46,905

◆ *Cash earnings are net income after preferred dividends, after adding back goodwill amortisation and expense associated with HSBC Group share option plans.*

Figures in US$ millions	*Quarter ended* *30 June 2002*	*30 June 2001*	*Six months ended* *30 June 2002*	*30 June 2001*
Interest income				
Loans	**631**	752	**1,266**	1,538
Securities	**235**	333	**483**	701
Trading assets	**41**	62	**74**	123
Short-term investments	**42**	100	**87**	215
Other interest income	**6**	7	**12**	15
Total interest income	**955**	1,254	**1,922**	2,592
Interest expense				
Deposits	**246**	509	**508**	1,092
Short-term borrowings	**66**	88	**119**	209
Long-term debt	**69**	85	**139**	175
Total interest expense	**381**	682	**766**	1,476
Net interest income	**574**	572	**1,156**	1,116
Provision for credit losses	**56**	48	**130**	96
Net interest income, after provision for credit losses	**518**	524	**1,026**	1,020
Other operating income				
Trust income	**23**	22	**48**	45
Service charges	**51**	48	**99**	91
Mortgage servicing fees and gains, net	**32**	7	**50**	19
Other fees and commissions	**99**	82	**191**	159
Trading revenues				
- Treasury business and other	**4**	40	**48**	97
- Residential mortgage business related ♦	**(34)**	12	**(46)**	5
Total trading revenues	**(30)**	52	**2**	102
Security gains, net	**66**	57	**104**	126
Other income	**25**	- ♦♦	**50**	18
Total other operating income	**266**	268	**544**	560
Total income from operations	**784**	792	**1,570**	1,580
Operating expenses				
Salaries and employee benefits	**243**	241	**496**	485
Occupancy expense, net	**38**	38	**74**	76
Other expenses	**192**	162	**355**	328
Operating expenses before goodwill amortization	**473**	441	**925**	889
Goodwill amortisation	**-**	43	**-**	86
Total operating expenses	**473**	484	**925**	975
Income before taxes and cumulative effect of accounting change	**311**	308	**645**	605
Applicable income tax expense	**113**	120	**237**	236
Income before cumulative effect of accounting change	**198**	188	**408**	369
Cumulative effect of accounting change-implementation of SFAS 133	**-**	-	**-**	- ♦♦
Net income	**198**	188	**408**	369

♦ *Trading revenues include the mark-to-market on financial instruments providing economic protection on mortgage servicing rights values and interest rate and forward sales commitments in the residential mortgage business.*

♦♦ *Less than $500,000.*

Figures in US$ millions	*At 30 June 2002*	*At 31 December 2001*	*At 30 June 2001*
Assets			
Cash and due from banks	**1,817**	2,103	1,800
Interest bearing deposits with banks	**1,792**	3,561	4,464
Federal funds sold and securities purchased under resale agreements	**5,979**	3,745	3,339
Trading assets	**11,517**	9,089	8,830
Securities available for sale	**13,738**	15,268	13,467
Securities held to maturity	**3,966**	4,651	4,867
Loans	**41,694**	40,923	41,988
Less – allowance for credit losses	**540**	506	538
Loans, net	**41,154**	40,417	41,450
Premises and equipment	**739**	750	792
Accrued interest receivable	**364**	417	482
Equity investments	**276**	271	265
Goodwill	**2,767**	2,777	2,922
Other assets	**3,039**	4,065	2,745
Total assets	**87,148**	87,114	85,423
Liabilities			
Deposits in domestic offices			
- Non-interest bearing	**5,043**	5,432	5,189
- Interest bearing	**33,512**	31,696	32,584
Deposits in foreign offices			
- Non-interest bearing	**427**	428	361
- Interest bearing	**16,652**	18,951	19,904
Total deposits	**55,634**	56,507	58,038
Trading account liabilities	**6,320**	3,800	3,568
Short-term borrowings	**10,782**	9,202	8,575
Interest, taxes and other liabilities	**2,596**	6,065	3,067
Subordinated long-term debt and perpetual capital notes	**2,569**	2,712	2,946
Guaranteed mandatorily redeemable securities	**735**	728	723
Other long-term debt	**1,311**	1,051	1,149
Total liabilities	**79,947**	80,065	78,066
Shareholders' equity			
Preferred stock	**500**	500	500
Common shareholders' equity			
- Common stock ♦	**-**	-	-
- Capital surplus	**6,042**	6,034	6,025
- Retained earnings	**552**	416	794
- Accumulated other comprehensive income	**107**	99	38
Total common shareholders' equity	**6,701**	6,549	6,857
Total shareholders' equity	**7,201**	7,049	7,357
Total liabilities and shareholders' equity	**87,148**	87,114	85,423

♦ *Less than $500,000.*

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

HSBC Holdings plc

2) Name of director

Lord Marshall of Knightsbridge

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of the Director

4) Name of the registered holder(s) and, if more than one holder, the number of bonds held by each of them (if notified)

Lord Marshall of Knightsbridge 975

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As in 3) above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Disposal/redemption of 11.69% Subordinated Bonds 2002 of £1 on maturity.

7) Number of shares/amount of stock acquired

8) Percentage of issued class

9) Number of bonds/amount of stock disposed

975

10) Percentage of issued class

De minimis

11) Class of security

11.69% Subordinated Bonds 2002 of £1 each.

12) Price per bond

£1 (principal)

13) Date of transaction

31 July 2002

14) Date company informed

1 August 2002

15) Total holding following this notification

nil

16) Total percentage holding of issued class following this notification

nil

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Peter Harvey, Company Secretarial Assistant 020 7260 0126

25) Name and signature of authorised company official responsible for making this notification

As in 24) above

Date of Notification 1 August 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

HSBC Holdings plc

2) Name of director

W R P Dalton

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of the Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

HSBC Nominees (Hong Kong) Limited 12,815
Abacus Corporate Trustee Limited 215,834
Computershare Trustees Limited Account SIP 128
W R P Dalton 9,200

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As in 3) above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition / Monthly contribution to HSBC Holdings UK Share Ownership Plan

7) Number of shares/amount of stock acquired

18

8) Percentage of issued class

De minimis

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary Shares of US$0.50 each

12) Price per share

£7.25

13) Date of transaction

30 July 2002

14) Date company informed

1 August 2002

15) Total holding following this notification

237,977 Ordinary Shares of US$0.50 each

16) Total percentage holding of issued class following this notification

De minimis

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Peter Harvey, Company Secretarial Assistant 020 7260 0126

25) Name and signature of authorised company official responsible for making this notification

As in 24) above

Date of Notification 1 August 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

HSBC Holdings plc

2) Name of director

S K Green

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of the Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

HSBC Trinkaus & Burkhardt (International) SA 14,086
Abacus Corporate Trustee Limited 271,996
Computershare Trustees Limited Account SIP 128
S K Green 159,053

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As in 2. above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition / Monthly contribution to HSBC Holdings UK Share Option Plan

7) Number of shares/amount of stock acquired

18

8) Percentage of issued class

De minimis

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary Shares of US$0.50 each

12) Price per share

£7.25

13) Date of transaction

1 August 2002

14) Date company informed

1 August 2002

15) Total holding following this notification

445,263 Ordinary Shares of US$0.50 each

16) Total percentage holding of issued class following this notification

De minimis

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Peter Harvey, Company Secretarial Assistant 020 7260 0126

25) Name and signature of authorised company official responsible for making this notification

As in 24) above

Date of Notification 1 August 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

HSBC Holdings plc

2) Name of director

Sir Keith Whitson

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of the Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Abacus Corporate Trustee Limited 287,104
Computershare Trustees Limited Account SIP 128
K R Whitson 101,469
Mrs S Whitson 20,000

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As in 3) above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition / Monthly contribution to HSBC Holdings UK Share Option Plan

7) Number of shares/amount of stock acquired

18

8) Percentage of issued class

De minimis

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary Shares of US$0.50 each

12) Price per share

£7.25

13) Date of transaction

30 July 2002

14) Date company informed

31 July 2002

15) Total holding following this notification

408,701 Ordinary Shares of US$0.50 each

16) Total percentage holding of issued class following this notification

De minimis

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Peter Harvey, Company Secretarial Assistant 020 7260 0126

25) Name and signature of authorised company official responsible for making this notification

As in 24) above

Date of Notification 1 August 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

HSBC Holdings plc

2) Name of director

Sir John Bond

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of the Director.

4) Name of the registered holder(s) and, if more than one holder, the number of bonds held by each of them (if notified)

Turnsonic Nominees Limited 7,315
HSBC Nominees (Hong Kong) Limited 62,831
Abacus Corporate Trustees Limited 376,207
Computershare Trustees Limited Account SIP 128
Sir John Bond 203,863

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As in 3) above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition / Monthly contribution to HSBC Holdings UK Share Ownership Plan

7) Number of shares/amount of stock acquired

18

8) Percentage of issued class

De minimis

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary shares of US$0.50 each.

12) Price per share

£7.25

13) Date of transaction

30 July 2002

14) Date company informed

31 July 2002

15) Total holding following this notification

650,344

16) Total percentage holding of issued class following this notification

De minimis

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Peter Harvey, Company Secretarial Assistant 020 7260 0126

25) Name and signature of authorised company official responsible for making this notification

As in 24) above

Date of Notification 1 August 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

HSBC Holdings plc

2) Name of director

D J Flint

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of the Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Turnsonic Nominees Limited 5,865
Abacus Corporate Trustee Limited 223,250
Computershare Trustees Limited Account Sip 128
D J Flint 26,822

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As in 3) above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition / Monthly contribution to HSBC Holdings UK Share Ownership Plan

7) Number of shares/amount of stock acquired

18

8) Percentage of issued class

De minimis

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary Shares of US$0.50 each

12) Price per share

£7.25

13) Date of transaction

30 July 2002

14) Date company informed

31 July 2002

15) Total holding following this notification

256,065

16) Total percentage holding of issued class following this notification

De minimis

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Peter Harvey, Company Secretarial Assistant 020 7260 8977

25) Name and signature of authorised company official responsible for making this notification

As in 24) above

Date of Notification 1 August 2002

Date of notification : 6 August 2002

NOTIFICATION OF DIRECTORS' SHARE INTERESTS

IN HSBC HOLDINGS PLC

Interests in shares of HSBC Holdings plc ("the Company") arising under sections 324 and 328 of the Companies Act 1985.

Following the acquisition of CCF S.A. ("CCF") by HSBC Holdings plc, outstanding options over CCF shares granted (for nil consideration) have vested. On exercise of the options, the CCF shares issued are exchangeable for ordinary shares in HSBC Holdings plc (HSBC shares) in the same ratio as for the acquisition of CCF – 13 HSBC shares for 1 CCF share. The HSBC shares are to be provided through the HSBC Holdings General Employee Benefit Trust (the Trust), the Trustee of which is HSBC Trustee (C.I.) Limited.

Mr C F W de Croisset, a director of HSBC Holdings plc and HSBC Bank plc, currently holds options over 186,000 CCF shares which he is obliged, upon exercise, to exchange for 2,418,000 (186,000 x 13) HSBC shares.

As a beneficiary of the Trust, Mr de Croisset also has a technical interest in all of the HSBC shares held by the Trust (including the HSBC shares which correspond to his options over CCF shares enumerated above) as follows:

HSBC Holdings plc - Ordinary Shares US$0.50 each

Date of transaction	Nature of transaction by the Trust	Consideration
	Transfer by Trust of:	
5 August 2002	52,000 HSBC shares to individuals exercising options over 4,000 shares.	13 HSBC shares for each CCF share

At 5 August 2002 the Trust held a total of 36,557,015 HSBC shares.

Peter Harvey

020 7260 0126

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

HSBC Holdings plc

2) Name of director

D J Flint

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of the Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Turnsonic Nominees Limited 5,865
Abacus Corporate Trustee Limited 223,250
Computershare Trustees Limited Account Sip 128
D J Flint 30,635

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As in 3) above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition / Exercise of 1997 SAYE Option

7) Number of shares/amount of stock acquired

3,813

8) Percentage of issued class

De minimis

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary Shares of US$0.50 each

12) Price per share

£4.5206

Date of notification : 9 August 2002

NOTIFICATION OF DIRECTORS' SHARE INTERESTS

IN HSBC HOLDINGS PLC

Interests in shares of HSBC Holdings plc ("the Company") arising under sections 324 and 328 of the Companies Act 1985.

Following the acquisition of CCF S.A. ("CCF") by HSBC Holdings plc, outstanding options over CCF shares granted (for nil consideration) have vested. On exercise of the options, the CCF shares issued are exchangeable for ordinary shares in HSBC Holdings plc (HSBC shares) in the same ratio as for the acquisition of CCF – 13 HSBC shares for 1 CCF share. The HSBC shares are to be provided through the HSBC Holdings General Employee Benefit Trust (the Trust), the Trustee of which is HSBC Trustee (C.I.) Limited.

Mr C F W de Croisset, a director of HSBC Holdings plc and HSBC Bank plc, currently holds options over 186,000 CCF shares which he is obliged, upon exercise, to exchange for 2,418,000 (186,000 x 13) HSBC shares.

As a beneficiary of the Trust, Mr de Croisset also has a technical interest in all of the HSBC shares held by the Trust (including the HSBC shares which correspond to his options over CCF shares enumerated above) as follows:

HSBC Holdings plc - Ordinary Shares US$0.50 each

Date of transaction	Nature of transaction by the Trust	Consideration
	Transfer by Trust of:	
9 August 2002	104,000 HSBC shares to an individual exercising options over 8,000 shares.	13 HSBC shares for each CCF share

At 9 August 2002 the Trust held a total of 36,453,015 HSBC shares.

Peter Harvey

020 7260 0126

Date of notification : 14 August 2002

NOTIFICATION OF DIRECTORS' SHARE INTERESTS

IN HSBC HOLDINGS PLC

Interests in shares of HSBC Holdings plc ("the Company") arising under sections 324 and 328 of the Companies Act 1985.

Following the acquisition of CCF S.A. ("CCF") by HSBC Holdings plc, outstanding options over CCF shares granted (for nil consideration) have vested. On exercise of the options, the CCF shares issued are exchangeable for ordinary shares in HSBC Holdings plc (HSBC shares) in the same ratio as for the acquisition of CCF – 13 HSBC shares for 1 CCF share. The HSBC shares are to be provided through the HSBC Holdings General Employee Benefit Trust (the Trust), the Trustee of which is HSBC Trustee (C.I.) Limited.

Mr C F W de Croisset, a director of HSBC Holdings plc and HSBC Bank plc, currently holds options over 186,000 CCF shares which he is obliged, upon exercise, to exchange for 2,418,000 (186,000 x 13) HSBC shares.

As a beneficiary of the Trust, Mr de Croisset also has a technical interest in all of the HSBC shares held by the Trust (including the HSBC shares which correspond to his options over CCF shares enumerated above) as follows:

HSBC Holdings plc - Ordinary Shares US$0.50 each

Date of transaction	Nature of transaction by the Trust	Consideration
	Transfer by Trust of:	
13 August 2002	26,000 HSBC shares to an individual exercising options over 2,000 shares.	13 HSBC shares for each CCF share

At 13 August 2002 the Trust held a total of 36,427,015 HSBC shares.

Peter Harvey

020 7260 0126

Company	HSBC Holdings PLC
TIDM	HSBA
Headline	Holding(s) in Company
Released	16:43 27 Aug 2002
Number	4275A

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

HSBC Holdings plc

2) Name of shareholder having a major interest

Lehman Brothers International (Europe)

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholder named in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Lehman Brothers International (Europe)

5) Number of shares/amount of stock acquired

287,796,547

6) Percentage of issued class

3.04%

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security

Ordinary shares of US$0.50 each

10) Date of transaction

22 August 2002

11) Date company informed

27 August 2002

12) Total holding following this notification

287,796,547

13) Total percentage holding of issued class following this notification

3.04%

14) Any additional information

15) Name of contact and telephone number for queries

Peter Harvey, Company Secretarial Assistant 020 7260 0126

16) Name and signature of authorised company official responsible for making this notification

As in 15) above

Date of notification 27 August 2002

END

Close

HSBC

News Release

08 August 2002

HSBC ACQUIRES TURKISH INSTALMENT CARD BUSINESS

HSBC Bank A.S. has agreed to acquire Benkar Tuketici Finansmani ve Kart Hizmetleri A.S. and the Advantage brand from Boyner Holding A.S. for a consideration of up to US$75 million. Part of the consideration will be subject to the achievement of certain pre-agreed performance targets in the next five years.

Under the terms of the agreement, HSBC will acquire 100 per cent of the issued share capital of Benkar together with all of its assets and operations. HSBC and Boyner Holdings have also signed a commercial co-operation agreement under which BOFIS, a newly established subsidiary of Boyner Holding, will manage the Advantage programme as agent for HSBC and provide consultancy services to HSBC for Advantage merchant relations, loyalty programmes and marketing for five years.

Through this transaction, HSBC is complementing its extensive financial services portfolio with the addition of one of Turkey's most respected brands and the ability to provide HSBC customers with instalment cards. At the same time, the bank will provide qualifying Advantage Card customers with an international credit card and other banking services.

Advantage Card is the largest card organisation in Turkey, with 288 participating merchant firms, acceptability at 5,000 points-of-sale and over 1.5 million cardholders.

HSBC has 400,000 credit card customers and a total of one million personal customers managed through a network of 163 branches. On completion of the acquisition, the operations of Advantage Card will be progressively integrated into HSBC's existing local operations.

Completion of the purchase is expected to take place in early September, subject to regulatory approval and completion of various terms and conditions.

Media enquiries:	**UK**	**Richard Beck**	**on**	**020 7260 6757**
		Adrian Russell	**on**	**020 7260 8211**
	Turkey	**Piraye Antika**	**on**	**00 90 212 339 1508**
		Demet Cimilli	**on**	**00 90 212 339 1235**

Notes to editors:

1. Boyner Holding A.S.
Boyner Holding is Turkey's largest non-food retailer, with well-known brands, such as Beymen, Carsi, Altinyildiz, Network, Limon and Fabrika under its ownership.

2. HSBC Bank A.S.
HSBC Bank A.S. began operations in Turkey in 1990 and, with the acquisition of Demirbank in 2001, now has a significant position within the banking sector. HSBC Bank A.S. provides a comprehensive range of personal, commercial, private banking and brokerage products and services through its 163 branches, 3,300 personnel, and its 100 per cent owned investment banking subsidiary HSBC Yatirim.

3. HSBC Holdings plc
HSBC Bank A.S. is an indireclty held, wholly-owned subsidiary of HSBC Holdings plc. With some 7,000 offices in 81 countries and territories across Europe, Asia-Pacific, the Americas, the Middle East and Africa and assets of US$746 billion at 30 June 2002. HSBC is one of the world's largest banking and financial services organisations.

HSBC

21 August 2002

News Release

HSBC AGREES TO ACQUIRE GRUPO FINANCIERO BITAL

HSBC Holdings plc (HSBC) has agreed with Grupo Financiero Bital S.A. de C.V. (GF Bital) and certain shareholders who control at least 52 per cent of GF Bital to initiate a cash tender offer for all of the company's shares. The total consideration assuming tender of 100 per cent of the shares would be US$1.14 billion. On a fully diluted basis the offer price would be approximately US$1.20 per share.

The purchase is subject to certain conditions, including the receipt of regulatory approvals and the tender of at least 52 per cent of all outstanding shares of GF Bital and at least 57 per cent of all outstanding Series "O" shares of GF Bital on a fully diluted basis. The offer has been unanimously approved and recommended by GF Bital's Board of Directors.

In addition, HSBC has entered into an agreement with the controlling shareholders of GF Bital whereby these shareholders have agreed to tender their shares in accordance with the terms of the offer.

HSBC said on 17 July that it had been granted permission to conduct a process of due diligence with a view to considering whether to make an offer to acquire a controlling interest in GF Bital.

HSBC expects to commence the tender offer and complete the transaction during the fourth quarter of 2002.

HSBC Group Chief Executive Sir Keith Whitson said: "We are excited at the prospect of GF Bital joining the HSBC Group. With nearly 1,400 branches, 6 million customers and 15,400 staff, GF Bital, with its primary subsidiary Banco Bital, is a major and highly respected force in Mexico, a country with impressive economic prospects. The acquisition is in line with our strategy of increasing our presence in North America and will enable us to become one of the few banks that can facilitate trade seamlessly amongst the NAFTA countries."

Mr. Luis Berrondo, Chairman of the Board of Grupo Financiero Bital, said: "We are pleased to have reached this agreement with HSBC. This transaction will allow Bital to become part of one of the largest financial institutions in the world, which is in the best interests of Grupo Financiero Bital's customers, employees and shareholders. This transaction with HSBC is a clear and positive sign of the confidence the international markets have in our country."

more ...

HSBC agrees to acquire Grupo Financiero Bital/2

Upon completion of the acquisition a senior management team will be selected from both organisations. Mr. Luis Berrondo has kindly consented to continue in a new capacity as Chairman, and the new management team will be headed by Chief Executive Officer Designate Alexander A. (Sandy) Flockhart, currently Senior Executive Vice President of Commercial Banking, HSBC Bank USA.

With some 7,000 offices in 81 countries and territories and assets of US$746 billion at 30 June 2002, the HSBC Group is one of the world's largest banking and financial services organisations.

This press release is not an offer to purchase securities. Any tender offer will be made through an offer to purchase and related transmittal documents, which will be furnished by HSBC to GF Bital shareholders. Shareholders of GF Bital should read these documents if and when they become available because they will contain important information.

Media enquiries to:

HSBC Group:	**London**	Richard Beck/Adrian Russell Tel: (44) 20 7260 6757/8211
	New York	Linda Stryker-Luftig Tel: (1 212) 525 3800
	Hong Kong SAR	Gareth Hewett Tel: (852) 2822 4929
GF Bital:	**Mexico City**	Hill & Knowlton Jose Antonio Tamayo

ends

HSBC

Information

29 August 2002

HSBC HOLDINGS PLC
FIRST INTERIM DIVIDEND FOR 2002
SCRIP DIVIDEND ALTERNATIVE

On 5 August 2002, the Directors of HSBC Holdings plc declared a first interim dividend for 2002 of US$0.205 per ordinary share payable on 9 October 2002 to shareholders on the Register on 23 August 2002. The dividend is payable in cash in United States dollars, sterling or Hong Kong dollars, or a combination of these currencies, with a scrip dividend alternative. The "Market Value" for the issue of new shares under the scrip dividend alternative is:

US$11.5172 for each new share

The "Market Value" is the United States dollar equivalent of £7.505, being the average of the middle market quotations for the ordinary shares on the London Stock Exchange as derived from the Daily Official List for the five business days beginning on 21 August 2002 (the day on which the shares were first quoted ex-dividend).

Dividends payable in cash in sterling or Hong Kong dollars on 9 October 2002 will be converted from United States dollars at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00 am on 1 October 2002. These exchange rates will be announced to the London, Hong Kong, New York and Paris stock exchanges.

Particulars of the dividend arrangements will be mailed to shareholders on or about 5 September 2002, and elections must be received by the Registrars by 26 September 2002.

R G Barber
Group Company Secretary
HSBC Holdings plc

This information is issued by
HSBC Holdings plc

Registered Office and Group Head Office:
8 Canada Square, London E14 5HQ, United Kingdom
Web: www.hsbc.com
Incorporated in England with limited liability. Registered number 617987

HSBC

News Release

5 August 2002

THE HONGKONG AND SHANGHAI BANKING CORPORATION LIMITED
2002 INTERIM CONSOLIDATED RESULTS - HIGHLIGHTS

- Operating profit before provisions up 0.4 per cent to HK$18,032 million (HK$17,959 million in the first half of 2001; up 2.3 per cent from HK$17,626 million in the second half of last year).

- Pre-tax profit down 7.8 per cent to HK$17,240 million (HK$18,691 million in the first half of 2001; up 8.1 per cent from HK$15,944 million in the second half of last year).

- Attributable profit down 10.3 per cent to HK$12,753 million (HK$14,214 million in the first half of 2001; up 6.1 per cent from HK$12,023 million in the second half of last year).

- Return on average shareholders' funds of 30.4 per cent (34.0 per cent and 26.6 per cent in the first and second halves of 2001).

- Assets up by 4.0 per cent to HK$1,812.4 billion (HK$1,742.7 billion at the end of 2001).

- Total capital ratio of 13.1 per cent; tier 1 capital ratio of 9.7 per cent (13.0 per cent and 9.5 per cent at 31 December 2001).

- Cost:income ratio of 37.1 per cent (37.2 per cent and 39.2 per cent for the first and second halves of 2001).

This news release is issued by

The Hongkong and Shanghai Banking Corporation Limited

Registered Office and Head Office:
1 Queen's Road Central, Hong Kong
Incorporated in the Hong Kong SAR with limited liability
Web: www.hongkongbank.com

Comment by David Eldon, Chairman

We have reported an operating profit before provisions of HK$18.0 billion, in line with the first half of last year although 2 per cent above the second half. Costs were held at the same level as the first half of last year, and were 6 per cent down on the second half. Attributable profit of HK$12.8 billion was 10 per cent down on the first half of last year, due to lower levels of bad debt releases and recoveries and significantly lower investment gains. Attributable profit was up 6 per cent on the second half of 2001.

This has been achieved against a backdrop of a deflationary economy in Hong Kong which has impacted domestic confidence. The results demonstrate the resilience of the Group's businesses in Hong Kong and the rest of the Asia-Pacific region, and reflect the progress made in implementing the HSBC Group's 'Managing for Value' strategy. Highlights of the first half of 2002 include:

- Net interest margin improved to 2.59 per cent, despite the loss of HK$2.5 billion of net interest income through lower interest rates and lower mortgage pricing in Hong Kong.

- Operating profit before provisions for Personal Financial Services was up 15 per cent at HK$8.8 billion.

- Income from sale of wealth management products up 46 per cent at HK$2.4 billion.

- Cards in issue now stand at nearly 5.3 million, up 9 per cent over the past 12 months. Despite a sharp rise in bad and doubtful debts due to personal bankruptcies in Hong Kong, credit cards remain profitable in Hong Kong and Asia-wide.

- The Personal Financial Services businesses in Asia excluding Hong Kong increased operating profit by over 50 per cent through acquisition and organic growth.

- The Corporate, Investment Banking and Markets division grew operating profit before provisions by 2 per cent. A 14 per cent growth in the contribution from Treasury was offset by narrower spreads in Corporate Banking and lower fees in Investment Banking.

- Asset quality in Corporate and Commercial Banking remains good with net releases of bad and doubtful debt provisions.

- Market share of loans for use in Hong Kong was up approximately 2 per cent, including residential mortgages and other personal lending.

The outlook for Asia remains challenging amid continuing uncertainties. In Hong Kong, weak asset prices and high unemployment are likely to constrain domestic demand and investment. In these difficult circumstances, we will continue to implement our 'Managing for Value' strategy by holding down costs, growing our wealth management businesses and focusing on customer service across all lines of business.

Figures in HK$m	*Personal Financial Services*	*Commercial Banking*	*Corporate, Investment Banking and Markets*	*Private Banking*	*Other*	*Total*
Half-year ended 30 June 2002						
Operating profit before provisions	**8,754**	**3,425**	**6,261**	**7**	**(415)**	**18,032**
Provisions	**(1,683)**	**235**	**264**	**-**	**3**	**(1,181)**
Operating profit	**7,071**	**3,660**	**6,525**	**7**	**(412)**	**16,851**
Other	**36**	**54**	**76**	**-**	**223**	**389**
Profit on ordinary activities before tax	**7,107**	**3,714**	**6,601**	**7**	**(189)**	**17,240**
Half-year ended 30 June 2001						
Operating profit before provisions	7,615	3,765	6,124	161	294	17,959
Provisions	(784)	(774)	914	-	13	(631)
Operating profit	6,831	2,991	7,038	161	307	17,328
Other	17	13	334	-	999	1,363
Profit on ordinary activities before tax	6,848	3,004	7,372	161	1,306	18,691
Half-year ended 31 December 2001						
Operating profit before provisions	7,506	3,289	6,477	10	344	17,626
Provisions	(1,597)	(32)	(22)	-	(53)	(1,704)
Operating profit	5,909	3,257	6,455	10	291	15,922
Other	16	35	47	-	(76)	22
Profit on ordinary activities before tax	5,925	3,292	6,502	10	215	15,944

In Personal Financial Services, net interest income was higher than both halves of 2001 reflecting sustained growth in lending and deposits. Income from wealth management initiatives continued to grow, particularly from sales of unit trusts and insurance products, and there was increased fee income from cards. Operating expenses were 0.8 per cent and 8.7 per cent lower than the first and second halves of 2001 respectively. The reduction against the second half of 2001 reflects lower retirement benefit and IT costs. Higher provisions in 2002 mainly relate to credit cards, particularly in Hong Kong, reflecting the higher level of personal bankruptcies, although mortgage provisions were lower. In Commercial Banking, reduced net interest income due to lower spreads was more than offset by a net release of provisions for bad and doubtful debts compared with a net charge in the first half of 2001 which mainly reflected provisioning in Indonesia. Corporate, Investment Banking and Markets benefited from a substantial increase in net interest income in the group's treasury operations partly offset by mark-to-market losses on debt securities, and lower spreads on corporate lending and deposits. The first half of 2001 benefited from the write-back of provisions against the Olympia and York exposure. Other includes the funding costs for staff housing loans and fixed assets. The first half of 2001 included the gain on disposal of Modern Terminals.

Figures in HK$m	***Half-year ended 30 June 2002***	*Half-year ended 30 June 2001*	*Half-year ended 31 December 2001*
Interest income	**29,427**	47,773	35,813
Interest expense	**(9,711)**	(28,271)	(16,041)
Net interest income	**19,716**	19,502	19,772
Other operating income	**8,968**	9,114	9,237
Operating income	**28,684**	28,616	29,009
Operating expenses	**(10,652)**	(10,657)	(11,383)
Operating profit before provisions	**18,032**	17,959	17,626
Provisions for bad and doubtful debts	**(1,280)**	(595)	(1,662)
Provisions for contingent liabilities and commitments	**99**	(36)	(42)
Operating profit	**16,851**	17,328	15,922
Profit on tangible fixed assets and long-term investments	**326**	1,273	16
Deficit arising on property revaluation	**-**	-	(36)
Share of profits less losses of associated companies	**63**	90	42
Profit on ordinary activities before tax	**17,240**	18,691	15,944
Tax on profit on ordinary activities	**(2,510)**	(2,386)	(2,093)
Profit on ordinary activities after tax	**14,730**	16,305	13,851
Minority interests	**(1,977)**	(2,091)	(1,828)
Profit attributable to shareholders	**12,753**	14,214	12,023
Retained profits brought forward	**19,980**	44,818	46,239
Change of accounting policy in respect of defined benefit retirement schemes	**576**	-	-
As restated	**20,556**	44,818	46,239
Exchange and other adjustments	**661**	(310)	104
Transfer of depreciation to premises revaluation reserve	**170**	178	179
Realisation on disposal of premises and investment properties	**45**	20	42
Ordinary dividends paid in respect of the current year	**(3,000)**	(7,563)	(9,700)
Special interim dividend paid out of the bank's retained earnings	**-**	-	(28,689)
Ordinary dividends proposed	**(6,000)**	(5,000)	-
Preference dividends payable	**(658)**	(118)	(218)
	(9,658)	(12,681)	(38,607)
Retained profits carried forward	**24,527**	46,239	19,980

Figures in HK$m	At 30 June 2002	At 30 June 2001	At 31 December 2001
Assets			
Cash and short-term funds	**322,704**	395,000	344,637
Placings with banks maturing after one month	**106,263**	89,774	115,702
Certificates of deposit	**44,134**	39,026	34,468
Hong Kong SAR Government certificates of indebtedness	**70,094**	64,534	67,344
Securities held for dealing purposes	**86,746**	77,695	74,384
Long-term investments	**306,493**	231,905	266,946
Advances to customers	**708,285**	652,397	674,557
Amounts due from fellow subsidiary companies	**24,095**	22,791	22,095
Investments in associated companies	**1,539**	1,608	1,566
Tangible fixed assets	**40,529**	43,555	40,967
Other assets	**101,565**	95,359	100,075
	1,812,447	1,713,644	1,742,741
Liabilities			
Hong Kong SAR currency notes in circulation	**70,094**	64,534	67,344
Current, savings and other deposit accounts	**1,419,076**	1,341,671	1,378,119
Deposits by banks	**41,969**	45,504	47,717
Amounts due to fellow subsidiary companies	**10,958**	10,895	11,417
Amounts due to ultimate holding company	**587**	367	480
Other liabilities	**141,074**	127,127	118,847
	1,683,758	1,590,098	1,623,924
Capital resources			
Loan capital from ultimate holding company	**2,925**	2,925	2,924
Other loan capital	**15,035**	14,246	14,828
Minority interests	**17,503**	17,940	17,936
Share capital	**44,946**	16,258	44,937
Reserves	**42,280**	67,177	38,192
Proposed dividends	**6,000**	5,000	-
Shareholders' funds	**93,226**	88,435	83,129
	128,689	123,546	118,817
	1,812,447	1,713,644	1,742,741

Figures in HK$m	***Half-year ended 30 June 2002***	*Half-year ended 30 June 2001*	*Half-year ended 31 December 2001*
Shareholders' funds at beginning of period	**83,129**	90,812	88,435
Change of accounting policy in respect of defined benefit retirement schemes	**576**	-	-
As restated	**83,705**	90,812	88,435
Profit for the period attributable to shareholders	**12,753**	14,214	12,023
Unrealised surplus on revaluation of premises	**-**	-	(2,035)
Unrealised surplus on revaluation of investment properties	**-**	-	(178)
Long-term equity investments revaluation reserve			
- Loss on revaluation	**(204)**	(488)	(156)
- Realisation on disposal	**(172)**	(954)	(71)
New non-cumulative irredeemable preference shares issued	**-**	-	28,679
Dividends	**(3,658)**	(14,681)	(43,607)
Exchange and other movements	**802**	(468)	39
Shareholders' funds at end of period	**93,226**	88,435	83,129

Figures in HK$m	***Half-year ended 30 June 2002***	*Half-year ended 30 June 2001*
Operating activities		
Cash (used in)/generated from operations	**(3,863)**	48,819
Income received on long-term investments	**5,838**	7,184
Dividends received from associated companies	**91**	27
Interest paid on loan capital	**(661)**	(653)
Dividends paid to minority interests	**(2,027)**	(2,027)
Ordinary dividends paid	**(3,000)**	(13,000)
Preference dividends paid	**(235)**	(277)
Taxation paid	**(792)**	(1,073)
Net cash (outflow)/inflow from operating activities	**(4,649)**	39,000
Investing activities		
Purchase of long-term investments	**(149,875)**	(178,038)
Proceeds from sale or redemption of long-term investments	**115,493**	129,531
Purchase of tangible fixed assets	**(460)**	(631)
Proceeds from sale of tangible fixed assets	**83**	91
Net cash outflow in respect of acquisition of and increased shareholding in subsidiary companies	**(176)**	(172)
Net cash outflow in respect of sale of subsidiary companies	**-**	(23,599)
Purchase of business	**(14)**	(7)
Purchase of interest in associated company	**-**	(12)
Proceeds from sale of interest in associated company	**1**	164
Net cash outflow from investing activities	**(34,948)**	(72,673)
Decrease in cash and cash equivalents	**(39,597)**	(33,673)

1. Net interest income

Figures in HK$m	***Half-year ended 30 June 2002***	*Half-year ended 30 June 2001*	*Half-year ended 31 December 2001*
Net interest income	**19,716**	19,502	19,772
Average interest-earning assets	**1,537,160**	1,533,716	1,528,212
Net interest spread	**2.46%**	2.20%	2.36%
Net interest margin	**2.59%**	2.56%	2.57%

Net interest income increased by HK$214 million, or 1.1 per cent, compared with the first half of 2001, to HK$19,716 million primarily generated by a strong treasury performance and growth in personal lending. These were offset to a large degree by a HK$1,823 million lower contribution from net free funds, reflecting lower interest rates, and reduced spreads on home mortgage loans in Hong Kong which led to a HK$670 million reduction in net interest income. Net interest income from Personal Financial Services grew by 4.0 per cent over the same period last year. Net interest income from Corporate, Investment Banking and Markets increased by HK$817 million, or 15.2 per cent, mainly in the bank in Hong Kong, driven by pre-emptive positioning of the accrual books that continue to benefit from the low interest rate environment, partly offset by lower spreads on corporate lending and deposits. Lower spreads also led to reduced net interest income in Commercial Banking.

Average interest-earning assets were broadly in line with the same period last year with increased average advances to customers and holdings of debt securities offset by reduced lending to banks. Average advances to customers for the group as a whole grew by HK$29.7 billion, or 4.5 per cent, compared with the same period last year. Average customer advances in the bank in Hong Kong grew by HK$19.6 billion, or 7.0 per cent, with increases in mortgage loans, mainly to first-time buyers, and credit card advances. Average term lending to corporate and commercial customers was also higher in the bank in Hong Kong despite subdued loan demand in these sectors. Average advances to customers in the rest of the Asia-Pacific region continued to grow, particularly in HSBC Bank Australia as a result of the acquisition of the former NRMA Building Society at the end of 2001, and in the bank in Taiwan, Japan, China and India reflecting growth in both personal and corporate lending. Average loans to banks were lower in both the bank in Hong Kong and Hang Seng Bank reflecting the switching of funds to higher yielding debt securities.

The group's net interest margin of 2.59 per cent for the first half of 2002 was higher than both halves of last year. Spread widened by 26 basis points compared with the first half of 2001 and by 10 basis points compared with the second half.

For the bank in Hong Kong, net interest margin improved by three basis points compared with the first half of 2001 to 2.52 per cent. Spread widened by 23 basis points. The strong treasury performance in 2002 accounted for an improvement of 22 basis points in spread. Higher releases of suspended interest during the first half of 2002 accounted for an improvement of 11 basis points in spread. Additionally, the increased proportion of higher yielding personal lending balances, together with the migration of funds from time deposits to lower cost savings accounts, improved spread by eight basis points. These positive factors were partly offset by a further decline in spreads on home mortgage loans and lower spreads on foreign currency savings deposits, which reduced spread by nine and seven basis points respectively. The contribution from net free funds reduced by 20 basis points to nine basis points compared with the first half of 2001.

In Hang Seng Bank, net interest margin reduced by nine basis points to 2.49 per cent compared with the first half of last year. Spread improved by 17 basis points mainly attributable to higher spreads on debt securities and time deposits which improved spread by 21 and eight basis points respectively, together with growth in lower cost savings accounts which accounted for a six basis point improvement. These were partly offset by a 16 basis point reduction due to lower spreads on mortgages, including loans made under the Government Home Ownership Scheme. The fall in average interest rates resulted in a reduction of 26 basis points to 11 basis points in the contribution from net free funds.

Continued price competition in the residential loan market resulted in a further reduction in the average yield on the residential mortgage portfolio, excluding Government Home Ownership Scheme loans and staff loans, in the bank in Hong Kong to 141 basis points below the Hong Kong best lending rate ('BLR') for the first half of 2002, before accounting for the effect of cash incentive payments. This compared with 56 basis points and 111 basis points below BLR for the first and second halves of 2001 respectively. Similarly, the average yield on the residential mortgage portfolio in Hang Seng Bank was 138 basis points below BLR for the first half of 2002 compared with 65 basis points and 103 basis points below BLR for the first and the second halves of 2001 respectively.

In the rest of the Asia-Pacific region, net interest margin widened by five basis points compared with the first half of 2001 to 2.27 per cent. Spreads widened in several countries, including Singapore and Japan mainly due to a strong treasury performance. Growth in net interest income generated by an increased proportion of higher yielding personal lending in Taiwan and HSBC Bank Australia also led to wider spreads.

The contribution to the group margin from net free funds fell by 23 basis points compared with the same period last year to 13 basis points due to lower average interest rates during the first half of 2002.

2. Other operating income

Figures in HK$m	**Half-year ended 30 June 2002**	Half-year ended 30 June 2001	Half-year ended 31 December 2001
Dividend income			
- Listed investments	**78**	96	98
- Unlisted investments	**12**	16	15
	90	112	113
Fees and commissions			
- Account services	**601**	582	632
- Credit facilities	**715**	764	770
- Import/export	**1,037**	1,060	1,133
- Remittances	**438**	422	434
- Securities/stockbroking	**752**	804	726
- Cards	**1,536**	1,320	1,403
- Other	**2,174**	1,689	1,895
Fees and commissions receivable	**7,253**	6,641	6,993
Fees and commissions payable	**(1,223)**	(1,117)	(1,053)
	6,030	5,524	5,940
Dealing profits	**1,166**	1,937	1,512
Rental income from investment properties	**121**	130	131
Other	**1,561**	1,411	1,541
	8,968	9,114	9,237

Analysis of income from dealing in financial instruments

	Half-year ended 30 June 2002			Half-year ended 30 June 2001			Half-year ended 31 December 2001		
Figures in HK$m	**Dealing profits**	**Dividend and net interest income**	**Total**	Dealing profits	Dividend and net interest income	Total	Dealing profits	Dividend and net interest income	Total
Foreign exchange	**1,439**	**35**	**1,474**	1,435	72	1,507	1,440	(35)	1,405
Interest rate derivatives	**186**	**52**	**238**	250	16	266	463	35	498
Debt securities	**(459)**	**655**	**196**	257	348	605	(335)	534	199
Equities and other trading	**-**	**(3)**	**(3)**	(5)	3	(2)	(56)	-	(56)
	1,166	**739**	**1,905**	1,937	439	2,376	1,512	534	2,046

2. Other operating income *(continued)*

Other operating income, excluding dealing profits, increased by HK$625 million, or 8.7 per cent, compared with the first half of 2001.

Wealth management continued to be the principal driver of growth. Net fee income in Personal Financial Services grew by 26.3 per cent and now accounts for 44.6 per cent of total net fees, against 38.5 per cent in the first half of 2001. Income from wealth management initiatives, including total operating income from the insurance business, and commission on sales of unit trust products and on securities transactions executed for personal customers, amounted to some HK$2.4 billion, up 46 per cent on the first half of 2001 and 21 per cent on the second half of last year. There was strong growth in revenues earned from sales of unit trusts in both the bank in Hong Kong and in Hang Seng Bank. These included the successful marketing of several capital guaranteed products launched by the group in 2002 which resulted in the sale of over US$1.9 billion of funds compared with US$1.2 billion in the first half of 2001 and US$1.3 billion in the second half. Total income from sales of unit trusts amounted to HK$966 million in 2002 compared with HK$425 million in the first half and HK$620 million in the second half of 2001. Income from the insurance business grew by HK$204 million, or 27.0 per cent, compared with the first half of last year, with continued strong growth in individual life insurance premiums and revenues from the Mandatory Provident Fund business.

Fee income from cards grew by HK$216 million, or 16.4 per cent, over the first half of 2001 reflecting increases in the bank in Taiwan and Hong Kong, partly offset by a reduction in Hang Seng Bank. The group now has 5,295,000 cards in issue following an increase of over 450,000 during the past 12 months.

Fee income from Corporate, Investment Banking and Markets decreased by HK$207 million, or 10.7 per cent, and HK$275 million, or 13.8 per cent, compared with the first and second halves of 2001 respectively mainly due to lower income from structured finance and corporate finance in the bank in Hong Kong.

Dealing profits were HK$771 million lower than the first half of 2001 and HK$346 million lower than the second half of 2001. This was mainly due to mark-to-market losses on debt securities caused by a widening in credit spreads, although, in the prevailing low interest rate environment, these securities generated high levels of net interest income. The second half of 2001 benefited from higher levels of interest rate volatility.

3. Operating expenses

Figures in HK$m	***Half-year ended 30 June 2002***	*Half-year ended 30 June 2001*	*Half-year ended 31 December 2001*
Staff costs			
- Salaries and other costs	**5,605**	5,654	5,684
- Retirement benefit costs	**448**	587	772
	6,053	6,241	6,456
Premises and equipment			
- Depreciation	**1,018**	998	1,030
- Rental expenses	**556**	523	557
- Other premises and equipment expenses	**674**	705	801
	2,248	2,226	2,388
Other	**2,351**	2,190	2,539
	10,652	10,657	11,383

Staff numbers by region ⌖

	At 30 June 2002	*At 30 June 2001*	*At 31 December 2001*
Hong Kong	**23,349**	24,279	23,861
Rest of Asia-Pacific	**17,005**	15,534	16,234
Americas/Europe	**13**	14	13
Total	**40,367**	39,827	40,108

⌖ *Full-time equivalent*

3. Operating expenses *(continued)*

Operating expenses were in line with the first half of 2001 and were HK$731 million, or 6.4 per cent, lower than the second half of last year.

Staff costs decreased compared with both halves of last year, despite headcount increases to support business expansion, with a reduction in the bank in Hong Kong mainly due to lower bonus provisions in investment banking and a reduction in the contribution rate to the local staff defined benefit retirement scheme. Compared with the second half of 2001, staff costs in Hang Seng Bank decreased due to the non-recurrence of a top-up provision to maintain the fully funded position of its local staff retirement benefit scheme. Progress continues to be made with the transfer of a wide range of back office functions from operations in Hong Kong to the Group Service Centre in Guangzhou. This now handles processing work such as cross-border and real time gross settlement payments, new account and credit card account opening and customer data maintenance. A further centre was opened in Shanghai during the first half of 2002 to undertake work for the HSBC Group.

The total number of staff in the group increased to 40,367 at 30 June 2002 compared with 39,827 at June 2001 and 40,108 at 31 December 2001, with increases in the processing centres in Guangzhou and in Shanghai, in HSBC Bank Australia reflecting the acquisition of the former NRMA Building Society in the second half of 2001, and in the bank in India, China, the Philippines and Indonesia due to branch openings and business expansion. Headcount in Hong Kong reduced by 512 since the year end. There was also a reduction in Singapore due to outsourcing and the implementation of a voluntary separation scheme. In the Asia-Pacific region outside Hong Kong, five new branches have been opened during the first half of 2002.

Operating expenses, other than staff costs, were up 4.1 per cent in the first half of last year, but decreased by 6.7 per cent compared with the second half of last year with reductions in advertising and marketing costs, and IT expenditure after the higher spend in previous periods on the development of e-banking initiatives.

4. Provisions for bad and doubtful debts

Figures in HK$m	***Half-year ended 30 June 2002***	*Half-year ended 30 June 2001*	*Half-year ended 31 December 2001*
Net charge/(release) for bad and doubtful debts			
Advances to customers			
- Specific provisions			
New provisions	**2,764**	3,058	3,341
Releases	**(1,320)**	(1,531)	(1,533)
Recoveries	**(173)**	(821)	(174)
	1,271	706	1,634
- General provisions	**9**	(113)	28
	1,280	593	1,662
Placings with banks maturing after one month			
- Net specific provisions	**-**	2	-
Net charge to profit and loss account	**1,280**	595	1,662

4. Provisions for bad and doubtful debts *(continued)*

The charge for new specific provisions for customers was lower than both halves of 2001 with a reduced charge for commercial and corporate customers particularly in the bank in Indonesia. This was partly offset by increased new specific provisions for personal lending. Provisions for cards were HK$1,074 million, increases of HK$676 million compared with the first half of 2001 and HK$253 million compared with the second half of 2001. The provisions mainly related to the card portfolio in Hong Kong, reflecting the increasing level of personal bankruptcies. Provisions against the Hong Kong mortgage portfolio were lower than the first and second halves of 2001, with a steadily declining level of delinquencies. Elsewhere in the region, provisions for personal lending increased, particularly in the bank in Taiwan, Indonesia, India and in HSBC Bank Australia, reflecting growth in the portfolios and some increase in delinquency rates.

Releases and recoveries were lower compared with the first half of 2001 principally due to the non-recurrence of the release of long-standing provisions against Olympia and York. There was a net recovery of specific provisions against commercial and corporate lending in the first half of 2002 compared with a small net charge in the second half of 2001.

5. Profit on tangible fixed assets and long-term investments

Figures in HK$m	***Half-year ended 30 June 2002***	*Half-year ended 30 June 2001*	*Half-year ended 31 December 2001*
Loss on disposal of tangible fixed assets	**(11)**	(6)	(12)
Profit on disposal of long-term investments	**382**	1,374	67
Provision for impairment of long-term investments	**(45)**	(95)	(39)
	326	1,273	16

The net profit on disposal of long-term investments was HK$992 million lower than the first half of 2001 which included gains on disposal of investments in Modern Terminals and Central Registration.

6. Taxation

The charge for taxation in the consolidated profit and loss account comprises:

Figures in HK$m	**Half-year ended 30 June 2002**	Half-year ended 30 June 2001	Half-year ended 31 December 2001
Hong Kong profits tax	**1,941**	1,703	1,770
Overseas taxation	**629**	726	329
Deferred taxation	**(69)**	(48)	(11)
	2,501	2,381	2,088
Share of associated companies' taxation	**9**	5	5
	2,510	2,386	2,093

The effective rate of tax was 14.6 per cent compared to 12.8 per cent in the first half of 2001 and 13.1 per cent in the second half of 2001. The rate for the first half of 2001 benefited from higher tax-free gains on disposals of investments.

7. Dividends

	Half-year ended 30 June 2002		Half-year ended 30 June 2001		Half-year ended 31 December 2001	
	HK$ per share	**HK$m**	HK$ per share	HK$m	HK$ per share	HK$m
Equity						
Ordinary dividends						
- paid	**0.46**	**3,000**	1.17	7,563	5.90	38,389
- proposed	**0.92**	**6,000**	0.77	5,000	-	-
	1.38	**9,000**	1.94	12,563	5.90	38,389
Non-equity						
Preference dividends payable						
- cumulative redeemable preference shares	**114**	**57**	236	118	236	118
- non-cumulative irredeemable preference shares	**0.16**	**601**	-	-	0.03	100
		9,658		12,681		38,607

8. Advances to customers

Figures in HK$m	***At 30 June 2002***	*At 30 June 2001*	*At 31 December 2001*
Gross advances to customers	**728,618**	678,902	697,702
Suspended interest	**(2,034)**	(3,524)	(2,625)
	726,584	675,378	695,077
Specific provisions	**(13,337)**	(18,109)	(15,581)
General provisions	**(4,962)**	(4,872)	(4,939)
Total provisions	**(18,299)**	(22,981)	(20,520)
Net advances to customers	**708,285**	652,397	674,557
Provisions as a percentage of gross advances to customers[♦]			
Specific provisions	**1.84%**	2.68%	2.24%
General provisions	**0.68%**	0.72%	0.71%
Total provisions	**2.52%**	3.40%	2.95%

[♦] *Gross advances to customers are stated after deduction of interest in suspense.*

9. Provisions for bad and doubtful debts against advances to customers

Figures in HK$m	***Specific***	***General***	***Total***	***Suspended interest***
At 1 January 2002	**15,581**	**4,939**	**20,520**	**4,050**
Amounts written off	**(3,778)**	**-**	**(3,778)**	**(1,050)**
Recoveries of advances written off in previous years	**173**	**-**	**173**	**-**
Net charge to profit and loss account (Note 4)	**1,271**	**9**	**1,280**	**-**
Interest suspended during the period	**-**	**-**	**-**	**732**
Suspended interest recovered	**-**	**-**	**-**	**(557)**
Exchange and other adjustments	**90**	**14**	**104**	**(26)**
At 30 June 2002	**13,337**	**4,962**	**18,299**	**3,149**

Suspended interest above comprises both suspended interest netted against 'Advances to customers' and suspended interest netted against accrued interest receivable in 'Other assets'.

10. Non-performing advances to customers and provisions

The geographical information shown below, and in notes 11, 12, 13 and 15, has been classified by location of the principal operations of the subsidiary company or, in the case of the bank, by location of the branch responsible for advancing the funds.

Figures in HK$m	*Hong Kong*	*Rest of Asia-Pacific*	*Americas/ Europe*	*Total*
Half-year ended 30 June 2002				
Bad and doubtful debt charge	947	333	-	1,280

At 30 June 2002

Advances to customers on which interest is being placed in suspense or on which interest accrual has ceased are as follows:

Figures in HK$m	*Hong Kong*	*Rest of Asia-Pacific*	*Americas/ Europe*	*Total*
Gross advances on which interest				
- has been placed in suspense	12,898	10,615	-	23,513
- accrual has ceased	1,619	1,177	4	2,800
Gross non-performing advances[◆]	14,517	11,792	4	26,313
Specific provisions	(5,650)	(7,683)	(4)	(13,337)
	8,867	4,109	-	12,976
Specific provisions as a percentage of gross non-performing advances	38.9 %	65.2 %	100.0 %	50.7 %
Gross non-performing advances as a percentage of gross advances to customers[◆◆]	2.7 %	6.5 %	30.8 %	3.6 %

10. Non-performing advances to customers and provisions *(continued)*

Figures in HK$m	*Hong Kong*	*Rest of Asia-Pacific*	*Americas/ Europe*	*Total*
Half-year ended 30 June 2001				
Bad and doubtful debt charge/(release)	686	(62)	(31)	593

At 30 June 2001

Advances to customers on which interest is being placed in suspense or on which interest accrual has ceased are as follows:

Figures in HK$m	*Hong Kong*	*Rest of Asia-Pacific*	*Americas/ Europe*	*Total*
Gross advances on which interest				
- has been placed in suspense	16,900	12,593	-	29,493
- accrual has ceased	1,325	1,640	6	2,971
Gross non-performing advances[♦]	18,225	14,233	6	32,464
Specific provisions	(8,919)	(9,184)	(6)	(18,109)
	9,306	5,049	-	14,355
Specific provisions as a percentage of gross non-performing advances	48.9%	64.5%	100.0%	55.8%
Gross non-performing advances as a percentage of gross advances to customers[♦♦]	3.5%	9.2%	42.9%	4.8%

10. Non-performing advances to customers and provisions *(continued)*

Figures in HK$m	*Hong Kong*	*Rest of Asia-Pacific*	*Americas/ Europe*	*Total*
Half-year ended 31 December 2001				
Bad and doubtful debt charge/(release)	845	834	(17)	1,662
At 31 December 2001				

Advances to customers on which interest is being placed in suspense or on which interest accrual has ceased are as follows:

Gross advances on which interest				
- has been placed in suspense	14,002	11,952	-	25,954
- accrual has ceased	1,814	1,327	4	3,145
Gross non-performing advances[⌖]	15,816	13,279	4	29,099
Specific provisions	(6,678)	(8,899)	(4)	(15,581)
	9,138	4,380	-	13,518
Specific provisions as a percentage of gross non-performing advances	42.2%	67.0%	100%	53.5%
Gross non-performing advances as a percentage of gross advances to customers[⌖⌖]	3.0%	7.8%	36.4%	4.2%

Non-performing advances to customers are those advances where full repayment of principal or interest is considered unlikely. Non-performing advances may include advances that are not yet more than three months overdue but are considered doubtful. Advances are classified as non-performing as soon as it becomes apparent that full recovery of the advance is unlikely. Except in certain limited circumstances, all advances on which principal or interest is more than three months overdue are classified as non-performing.

The specific provisions are made after taking into account the value of collateral in respect of such advances.

⌖ *Gross non-performing advances to customers are stated after deduction of interest in suspense.*

⌖⌖ *Expressed as a percentage of gross advances to customers after deduction of interest in suspense.*

11. Overdue advances to customers

Figures in HK$m	*Hong Kong*	*Rest of Asia-Pacific*	*Americas/ Europe*	*Total*
At 30 June 2002				
Gross advances to customers which have been overdue with respect to either principal or interest for periods of†				
- six months or less but over three months	1,720	1,128	-	2,848
- one year or less but over six months	2,213	656	-	2,869
- over one year	5,428	5,429	-	10,857
	9,361	7,213	-	16,574
Overdue advances to customers as a percentage of gross advances to customers††				
- six months or less but over three months	0.3%	0.6%	-	0.4%
- one year or less but over six months	0.4%	0.4%	-	0.4%
- over one year	1.0%	3.0%	-	1.5%
	1.7%	4.0%	-	2.3%
Overdue advances to customers (as above)	9,361	7,213	-	16,574
Less: overdue advances on which interest is still being accrued	(895)	(175)	-	(1,070)
Add: advances overdue for periods of three months or less, or which are not yet overdue, and on which interest has been placed in suspense				
- included in rescheduled advances	2,260	1,475	4	3,739
- other	3,791	3,279	-	7,070
Gross non-performing advances (Note 10)	14,517	11,792	4	26,313

11. Overdue advances to customers *(continued)*

Figures in HK$m	*Hong Kong*	*Rest of Asia-Pacific*	*Americas/ Europe*	*Total*
At 30 June 2001				
Gross advances to customers which have been overdue with respect to either principal or interest for periods of[◆]				
- six months or less but over three months	1,926	827	-	2,753
- one year or less but over six months	3,006	1,012	-	4,018
- over one year	9,352	6,864	-	16,216
	14,284	8,703	-	22,987
Overdue advances to customers as a percentage of gross advances to customers[◆◆]				
- six months or less but over three months	0.3%	0.5%	-	0.4%
- one year or less but over six months	0.6%	0.7%	-	0.6%
- over one year	1.8%	4.4%	-	2.4%
	2.7%	5.6%	-	3.4%
Overdue advances to customers (as above)	14,284	8,703	-	22,987
Less: overdue advances on which interest is still being accrued	(860)	(200)	-	(1,060)
Add: advances overdue for periods of three months or less, or which are not yet overdue, and on which interest has been placed in suspense				
- included in rescheduled advances	1,711	1,760	6	3,477
- other	3,090	3,970	-	7,060
Gross non-performing advances (Note 10)	18,225	14,233	6	32,464

11. Overdue advances to customers *(continued)*

Figures in HK$m	*Hong Kong*	*Rest of Asia-Pacific*	*Americas/ Europe*	*Total*
At 31 December 2001				
Gross advances to customers which have been overdue with respect to either principal or interest for periods of⌖				
- six months or less but over three months	2,286	798	-	3,084
- one year or less but over six months	2,064	1,636	-	3,700
- over one year	7,352	6,040	-	13,392
	11,702	8,474		20,176
Overdue advances to customers as a percentage of gross advances to customers⌖⌖				
- six months or less but over three months	0.4%	0.5%	-	0.5%
- one year or less but over six months	0.4%	1.0%	-	0.5%
- over one year	1.4%	3.5%	-	1.9%
	2.2%	5.0%	-	2.9%
Overdue advances to customers (as above)	11,702	8,474	-	20,176
Less: overdue advances on which interest is still being accrued	(766)	(238)	-	(1,004)
Add: advances overdue for periods of three months or less, or which are not yet overdue, and on which interest has been placed in suspense:				
- included in rescheduled advances	2,024	1,381	4	3,409
- other	2,856	3,662	-	6,518
Gross non-performing advances (Note 10)	15,816	13,279	4	29,099

⌖ *Gross overdue advances to customers are stated after deduction of interest in suspense.*

⌖⌖ *Expressed as a percentage of gross advances to customers after deduction of interest in suspense.*

12. Rescheduled advances to customers

Figures in HK$m	*Hong Kong*	*Rest of Asia-Pacific*	*Americas/ Europe*	*Total*
At 30 June 2002				
Rescheduled advances to customers[⌖]	**4,286**	**1,580**	**4**	**5,870**
Rescheduled advances to customers as a percentage of gross advances to customers[⌖⌖]	**0.8%**	**0.9%**	**30.8%**	**0.8%**
At 30 June 2001				
Rescheduled advances to customers[⌖]	4,632	2,028	6	6,666
Rescheduled advances to customers as a percentage of gross advances to customers[⌖⌖]	0.9%	1.3%	42.9%	1.0%
At 31 December 2001				
Rescheduled advances to customers[⌖]	3,088	1,588	4	4,680
Rescheduled advances to customers as a percentage of gross advances to customers[⌖⌖]	0.6%	0.9%	36.4%	0.7%

Rescheduled advances are those advances which have been restructured or renegotiated because of a deterioration in the financial position of the borrower, or because of the inability of the borrower to meet the original repayment schedule.

Rescheduled advances to customers are stated net of any advances which have subsequently become overdue for over three months and which are included in overdue advances to customers (Note 11).

⌖ *Rescheduled advances are stated after deduction of interest in suspense.*

⌖⌖ *Expressed as a percentage of gross advances to customers after deduction of interest in suspense.*

13. Analysis of advances to customers based on categories used by the HSBC Group

The following analysis of advances to customers is based on categories used by the HSBC Group, including The Hongkong and Shanghai Banking Corporation Limited and its subsidiary companies, to manage associated risks.

Figures in HK$m	*Hong Kong*	*Rest of Asia-Pacific*	*Americas/ Europe*	*Total*
At 30 June 2002				
Residential mortgages	185,393	40,285	-	225,678
Hong Kong SAR Government's Home Ownership Scheme and Private Sector Participation Scheme and Tenants Purchase Scheme mortgages	59,135	-	-	59,135
Other personal	41,167	19,693	9	60,869
Total personal	285,695	59,978	9	345,682
Commercial, industrial and international trade	78,735	58,747	-	137,482
Commercial real estate	64,527	16,236	4	80,767
Other property-related lending	39,236	7,892	-	47,128
Government	4,914	4,192	-	9,106
Other commercial	51,397	29,587	-	80,984
Total corporate and commercial	238,809	116,654	4	355,467
Non-bank financial institutions	16,458	5,279	-	21,737
Settlement accounts	4,903	829	-	5,732
Total financial	21,361	6,108	-	27,469
Gross advances to customers	545,865	182,740	13	728,618
Suspended interest	(1,290)	(744)	-	(2,034)
Gross advances to customers net of suspended interest	544,575	181,996	13	726,584
Provisions for bad and doubtful debts	(9,918)	(8,377)	(4)	(18,299)
Net advances to customers	534,657	173,619	9	708,285

13. Analysis of advances to customers based on categories used by the HSBC Group *(continued)*

Figures in HK$m	*Hong Kong*	*Rest of Asia-Pacific*	*Americas/ Europe*	*Total*
At 30 June 2001				
Residential mortgages	175,580	25,409	-	200,989
Hong Kong SAR Government's Home Ownership Scheme and Private Sector Participation Scheme and Tenants Purchase Scheme mortgages	62,885	-	-	62,885
Other personal	37,019	13,616	8	50,643
Total personal	275,484	39,025	8	314,517
Commercial, industrial and international trade	82,404	58,031	-	140,435
Commercial real estate	64,384	16,151	6	80,541
Other property-related lending	30,642	6,589	-	37,231
Government	678	2,604	-	3,282
Other commercial	54,208	28,889	-	83,097
Total corporate and commercial	232,316	112,264	6	344,586
Non-bank financial institutions	12,237	4,344	-	16,581
Settlement accounts	2,743	475	-	3,218
Total financial	14,980	4,819	-	19,799
Gross advances to customers	522,780	156,108	14	678,902
Suspended interest	(2,553)	(971)	-	(3,524)
Gross advances to customers net of suspended interest	520,227	155,137	14	675,378
Provisions for bad and doubtful debts	(13,188)	(9,787)	(6)	(22,981)
Net advances to customers	507,039	145,350	8	652,397

13. Analysis of advances to customers based on categories used by the HSBC Group *(continued)*

Figures in HK$m	*Hong Kong*	*Rest of Asia-Pacific*	*Americas/ Europe*	*Total*
At 31 December 2001				
Residential mortgages	179,919	30,274	-	210,193
Hong Kong SAR Government's Home Ownership Scheme and Private Sector Participation Scheme and Tenants Purchase Scheme mortgages	63,335	-	-	63,335
Other personal	37,536	16,363	7	53,906
Total personal	280,790	46,637	7	327,434
Commercial, industrial and international trade	75,314	59,517	-	134,831
Commercial real estate	66,051	16,830	4	82,885
Other property-related lending	36,725	6,993	-	43,718
Government	4,233	4,269	-	8,502
Other commercial	49,502	31,728	-	81,230
Total corporate and commercial	231,825	119,337	4	351,166
Non-bank financial institutions	12,051	4,954	-	17,005
Settlement accounts	1,547	550	-	2,097
Total financial	13,598	5,504	-	19,102
Gross advances to customers	526,213	171,478	11	697,702
Suspended interest	(1,673)	(952)	-	(2,625)
Gross advances to customers net of suspended interest	524,540	170,526	11	695,077
Provisions for bad and doubtful debts	(10,946)	(9,570)	(4)	(20,520)
Net advances to customers	513,594	160,956	7	674,557

13. Analysis of advances to customers based on categories used by the HSBC Group *(continued)*

Advances to customers increased by HK$33.7 billion, or 5.0 per cent, since December 2001.

Advances in Hong Kong grew by HK$21.1 billion, or 4.1 per cent, since the end of 2001 against a background of intense mortgage price competition and subdued loan demand for corporate lending. In the bank in Hong Kong, advances to customers grew by HK$17.4 billion, or 6.0 per cent, since December 2001, with increases in residential mortgages and other personal lending, trade finance, settlement accounts and reverse repurchase transactions with treasury customers. There was a reduction in lending under the Government Home Ownership Scheme ('GHOS') following the suspension in the second half of 2001 of the sale of new homes under this scheme. Advances in Hang Seng Bank grew by 1.5 per cent since December 2001, with an increase in corporate and commercial lending, reflecting efforts to develop business with middle market and smaller enterprises and also increased working capital financing provided to large corporations in the public utility and property development sectors. Increases in residential mortgages and other personal lending were more than offset by a reduction in lending under GHOS. The market share of loans for use in Hong Kong for the HSBC Group as a whole was up approximately two per cent over the last 12 months including gains in residential mortgages, credit cards and other consumer lending, although the market share of GHOS was lower.

In the rest of the Asia-Pacific region, advances to customers increased by HK$12.7 billion, or 7.9 per cent, since the end of 2001. At constant exchange rates the increase was HK$2.7 billion or 1.7 per cent. Excluding the effect of the weaker Hong Kong dollar, there has been an increase of HK$8.8 billion, or 18.8 per cent, in personal lending as a result of the growth in our Personal Financial Services business in a number of countries during the first half of this year. Personal lending has increased by 44.8 per cent since June 2001 at constant exchange rates. Over the last 12 months, mortgage portfolios have grown by 47.1 per cent with a marked increase in HSBC Bank Australia reflecting the acquisition of the former NRMA Building Society in November 2001, and increases in the bank in Taiwan, Singapore, New Zealand, Korea and India. Card lending has increased by 41.8 per cent since the end of the first half of 2001 with increases in HSBC Bank Australia, and in the bank in Taiwan and Indonesia. Other personal lending increased by 38.2 per cent mainly in HSBC Bank Australia and in the bank in Singapore. Corporate and commercial lending continued to decline reflecting subdued loan demand in view of the uncertainties in the regional economies, with reductions mainly in the bank in Singapore.

Total personal lending represented 47.4 per cent of total gross advances to customers at 30 June 2002 compared with 46.9 per cent at 31 December 2001 and 46.3 per cent at 30 June 2001.

14. Analysis of advances to customers by geographical area according to the location of counterparties, after risk transfer

Figures in HK$m	*Hong Kong*	*Rest of Asia-Pacific*	*Americas/ Europe*	*Others*	*Total*
At 30 June 2002					
Gross advances to customers, net of suspended interest	**501,864**	**166,079**	**55,545**	**3,096**	**726,584**
Overdue advances to customers	**8,678**	**6,856**	**1,026**	**14**	**16,574**
Non-performing advances to customers	**12,774**	**11,083**	**2,440**	**16**	**26,313**
At 30 June 2001					
Gross advances to customers, net of suspended interest	482,982	145,865	43,347	3,184	675,378
Overdue advances to customers	12,577	8,409	1,961	40	22,987
Non-performing advances to customers	15,933	13,818	2,673	40	32,464
At 31 December 2001					
Gross advances to customers, net of suspended interest	488,222	157,329	46,752	2,774	695,077
Overdue advances to customers	11,059	7,649	1,467	1	20,176
Non-performing advances to customers	13,675	12,309	3,115	-	29,099

15. Analysis of advances to customers by industry sector based on categories and definitions used by the Hong Kong Monetary Authority ('HKMA')

The following analysis of advances to customers is based on the categories contained in the 'Quarterly Analysis of Loans and Advances and Provisions' return required to be submitted to the HKMA by branches of the bank and by banking subsidiary companies in Hong Kong and is shown net of suspended interest.

Figures in HK$m	***At 30 June 2002***	*At 30 June 2001*	*At 31 December 2001*
Gross advances to customers for use in Hong Kong			
Industrial, commercial and financial			
Property development	**43,260**	39,602	43,770
Property investment	**68,834**	64,085	67,588
Financial concerns	**10,456**	10,532	10,485
Stockbrokers	**773**	513	445
Wholesale and retail trade	**24,881**	23,533	22,231
Manufacturing	**9,048**	9,463	9,182
Transport and transport equipment	**29,561**	28,859	29,950
Others	**48,730**	42,470	37,542
	235,543	219,057	221,193
Individuals			
Advances for the purchase of flats under the Hong Kong SAR Government's Home Ownership Scheme and Private Sector Participation and Tenants Purchase Scheme	**59,130**	62,885	63,335
Advances for the purchase of other residential properties	**169,236**	158,375	163,467
Credit card advances	**17,956**	15,877	17,051
Others	**21,934**	20,418	19,939
	268,256	257,555	263,792

15. Analysis of advances to customers by industry sector based on categories and definitions used by the Hong Kong Monetary Authority ('HKMA') *(continued)*

Figures in HK$m	***At 30 June 2002***	*At 30 June 2001*	*At 31 December 2001*
Gross advances to customers for use in Hong Kong	**503,799**	476,612	484,985
Trade finance	**34,639**	34,827	30,910
Gross advances to customers for use outside Hong Kong made by branches of the bank and subsidiary companies in Hong Kong	**6,137**	8,788	8,645
Gross advances to customers made by branches of the bank and subsidiary companies in Hong Kong	**544,575**	520,227	524,540
Gross advances to customers made by branches of the bank and subsidiary companies outside Hong Kong			
- rest of Asia-Pacific	**181,996**	155,137	170,526
- Americas/Europe	**13**	14	11
Gross advances to customers net of suspended interest	**726,584**	675,378	695,077

An explanation of the significant differences between the categories of advances and their definitions used by the HSBC Group and those used by the HKMA is given on pages 15-16 of the Annual Report and Accounts for 2001.

16. Cross-border exposure

The country risk exposures shown below are prepared in accordance with the Bank of England Country Exposure Report (Form C1) and the HKMA Return of Cross-Border Claims (MA(BS)9) guidelines.

Cross-border claims are on-balance sheet exposures to counterparties based on the location of the counterparties after taking into account the transfer of risk.

The tables show claims on individual countries or areas, after risk transfer, amounting to 10 per cent or more of the aggregate cross-border claims.

Cross-border risk is controlled centrally through a well-developed system of country limits and is frequently reviewed to avoid concentration of transfer, economic or political risk.

Figures in HK$m	*Banks and other financial institutions*	*Public sector entities*	*Other*	*Total*
At 30 June 2002				
Americas				
United States	**19,527**	**46,078**	**22,558**	**88,163**
Other	**31,105**	**14,590**	**19,022**	**64,717**
	50,632	**60,668**	**41,580**	**152,880**
Europe				
Germany	**72,687**	**1,873**	**3,909**	**78,469**
Other	**173,599**	**3,519**	**42,491**	**219,609**
	246,286	**5,392**	**46,400**	**298,078**
Asia-Pacific excluding Hong Kong	**83,810**	**52,699**	**54,183**	**190,692**
At 31 December 2001				
Americas				
United States	21,656	35,497	24,762	81,915
Other	37,105	12,202	20,416	69,723
	58,761	47,699	45,178	151,638
Europe				
Germany	83,839	1,408	1,918	87,165
Other	212,484	3,411	31,272	247,167
	296,323	4,819	33,190	334,332
Asia-Pacific excluding Hong Kong	87,673	45,633	55,276	188,582

17. Current, savings and other deposits

Figures in HK$m	***At 30 June 2002***	*At 30 June 2001*	*At 31 December 2001*
Customer accounts	**1,345,567**	1,292,634	1,319,968
Certificates of deposit in issue	**63,000**	44,818	54,329
Other debt securities in issue	**10,509**	4,219	3,822
	1,419,076	1,341,671	1,378,119

In Hong Kong, customer accounts decreased by HK$7.2 billion, or 0.7 per cent, since the end of 2001 reflecting the deflationary economy. The HSBC Group in Hong Kong has maintained its overall market share of total Hong Kong dollar and foreign currency deposits in the first half of this year. There was some reduction in personal account balances as customers moved funds to investment products marketed by both the bank and Hang Seng Bank. There was a movement of funds from time deposits to current and savings accounts in both banks as customers preferred liquidity in an uncertain and low interest rate environment.

In the rest of the Asia-Pacific region, customer accounts increased by HK$33.3 billion, or 14.5 per cent, since the end of 2001. At constant exchange rates the increase was HK$19.5 billion or 8.5 per cent. Customer deposits from commercial and corporate banking businesses increased by 20.4 per cent at constant exchange rates, with increases in the bank in Japan, Taiwan, Korea, China, Singapore and India. There has been encouraging growth in personal deposits in a number of countries since the end of 2001.

The increase in certificates of deposit in issue compared with December 2001 was mainly in the bank in Hong Kong and related to the capital guaranteed funds launched by the group.

The group's advances-to-deposits ratio improved to 49.9 per cent at 30 June 2002 from 48.9 per cent at 31 December 2001 reflecting advances to customers increasing at a faster rate than the increase in customer deposits.

18. Reserves

Figures in HK$m	***At 30 June 2002***	*At 30 June 2001*	*At 31 December 2001*
Share premium account	**3,895**	3,893	3,892
Revaluation reserves			
- Premises revaluation reserve	**9,905**	12,316	10,011
- Investment properties revaluation reserve	**2,138**	2,325	2,138
- Long-term equity investments revaluation reserve	**1,815**	2,404	2,171
	13,858	17,045	14,320
Retained profits	**24,527**	46,239	19,980
	42,280	67,177	38,192

19. Contingent liabilities, commitments and derivatives

Figures in HK$m	*Contract amount*	*Credit equivalent amount*	*Risk-weighted amount*
At 30 June 2002			
Contingent liabilities			
- Acceptances and endorsements	13,429	2,906	2,811
- Guarantees	88,242	75,771	36,687
- Other	64	64	64
	101,735	78,741	39,562
Commitments			
- Documentary credits and short-term trade-related transactions	43,606	10,486	8,570
- Forward asset purchases and forward forward deposits placed	5	5	5
- Undrawn note issuing and revolving underwriting facilities	-	-	-
- Undrawn formal standby facilities, credit lines and other commitments to lend:			
- one year and over	45,557	22,778	21,408
- under one year	482,535	-	-
	571,703	33,269	29,983
Exchange rate contracts			
- Spot and forward foreign exchange	1,929,757	41,602	9,851
- Other exchange rate contracts	419,708	18,799	5,512
	2,349,465	60,401	15,363
Interest rate contracts			
- Interest rate swaps	1,566,882	30,970	7,518
- Other interest rate contracts	603,692	1,089	302
	2,170,574	32,059	7,820
Other derivative contracts	7,006	2,489	1,253
Impact of counterparty netting agreements on derivatives' exposure	-	(40,253)	(8,194)

19. Contingent liabilities, commitments and derivatives *(continued)*

Figures in HK$m	*Contract amount*	*Credit equivalent amount*	*Risk-weighted amount*
At 30 June 2001			
Contingent liabilities			
- Acceptances and endorsements	12,359	2,496	2,393
- Guarantees	57,526	47,499	32,484
- Other	25	25	25
	69,910	50,020	34,902
Commitments			
- Documentary credits and short-term trade-related transactions	41,696	9,237	8,150
- Forward asset purchases and forward forward deposits placed	1,055	1,055	195
- Undrawn note issuing and revolving underwriting facilities	546	273	273
- Undrawn formal standby facilities, credit lines and other commitments to lend:			
- one year and over	45,723	22,862	21,650
- under one year	451,539	-	-
	540,559	33,427	30,268
Exchange rate contracts			
- Spot and forward foreign exchange	2,103,937	36,860	8,511
- Other exchange rate contracts	256,237	15,201	4,435
	2,360,174	52,061	12,946
Interest rate contracts			
- Interest rate swaps	1,166,779	20,367	4,861
- Other interest rate contracts	487,789	553	138
	1,654,568	20,920	4,999
Other derivative contracts	783	90	56
Impact of counterparty netting agreements on derivatives' exposure	-	(21,308)	(4,435)

19. Contingent liabilities, commitments and derivatives *(continued)*

Figures in HK$m	*Contract amount*	*Credit equivalent amount*	*Risk-weighted amount*
At 31 December 2001			
Contingent liabilities			
- Acceptances and endorsements	11,148	2,254	2,161
- Guarantees	72,842	62,022	33,004
- Other	28	28	28
	84,018	64,304	35,193
Commitments			
- Documentary credits and short-term trade-related transactions	34,348	8,208	6,715
- Forward asset purchases and forward forward deposits placed	1,441	1,441	288
- Undrawn note issuing and revolving underwriting facilities	-	-	-
- Undrawn formal standby facilities, credit lines and other commitments to lend:			
- one year and over	49,587	24,793	21,054
- under one year	461,405	-	-
	546,781	34,442	28,057
Exchange rate contracts			
- Spot and forward foreign exchange	1,899,434	37,157	8,812
- Other exchange rate contracts	310,080	19,853	5,670
	2,209,514	57,010	14,482
Interest rate contracts			
- Interest rate swaps	1,323,477	26,532	6,303
- Other interest rate contracts	544,706	886	256
	1,868,183	27,418	6,559
Other derivative contracts	2,277	804	264
Impact of counterparty netting agreements on derivatives' exposure	-	(27,915)	(5,844)

The tables above give the nominal contract amounts, credit equivalent amounts and risk-weighted amounts of off-balance sheet transactions. The credit equivalent amounts are calculated for the purposes of deriving the risk-weighted amounts. These are assessed in accordance with the Third Schedule of the Banking Ordinance on capital adequacy and depend on the status of the counterparty and the maturity characteristics. The risk weights used range from 0 per cent to 100 per cent for contingent liabilities and commitments, from 0 per cent to 50 per cent for exchange rate and interest rate contracts, and from 0 per cent to 100 per cent for other derivative contracts. The group has executed close-out netting agreements with certain counterparties, which allow for positive and negative mark-to-market values on different transactions to be offset and settled by a single payment in the event of default by either party. These have been taken into account in calculating total risk-weighted amounts.

19. Contingent liabilities, commitments and derivatives *(continued)*

Contingent liabilities and commitments are credit-related instruments which include acceptances, letters of credit, guarantees and commitments to extend credit. The contract amounts represent the amounts at risk should the contract be fully drawn upon and the client default. Since a significant portion of guarantees and commitments is expected to expire without being drawn upon, the total of the contract amounts is not representative of future liquidity requirements.

Derivatives arise from futures, forward, swap and option transactions undertaken by the group in the foreign exchange, interest rate and equity markets. The contract amounts of these instruments indicate the volume of transactions outstanding at the balance sheet date; they do not represent amounts at risk.

Replacement cost of contracts

Figures in HK$m	***At 30 June 2002***	*At 30 June 2001*	*At 31 December 2001*
Exchange rate contracts	**35,105**	24,632	26,969
Interest rate contracts	**27,272**	17,544	24,027
Other derivative contracts	**230**	12	21
	62,607	42,188	51,017
Less: netting adjustments	**(29,354)**	(14,776)	(19,773)
	33,253	27,412	31,244

The replacement cost of contracts represents the mark-to-market assets on all contracts with a positive value, i.e. an asset to the group. This comprises the mark-to-market assets on contracts with third parties and fellow subsidiary companies included in the balance sheet in 'Other assets', and on accrual accounted contracts which are not marked-to-market in the balance sheet.

Replacement cost is a close approximation of the credit risk for these contracts as at the balance sheet date. The actual credit risk is measured internally as the sum of positive mark-to-market values and an estimate for the future fluctuation risk, using a future risk factor.

The netting adjustments represent amounts where the group has in place legally enforceable rights of offset with individual counterparties where there is a right to offset the gross amount of positive mark-to-market assets with any negative mark-to-market liabilities with the same customer. These offsets are recognised by the Hong Kong Monetary Authority in the calculation of risk assets for the capital adequacy ratio.

20. Foreign exchange exposure

The group had the following structural foreign currency exposures which exceeded 10 per cent of the net structural foreign currency exposure in all currencies:

Figures in HK$m	*Net structural position*
At 30 June 2002	
Singapore dollar	**3,547**
United States dollar	**(40,271)**
At 30 June 2001	
Australian dollar	1,056
Indian rupee	1,841
Korea won	1,662
Philippine peso	762
Singapore dollar	4,551
Thai baht	1,092
Taiwan dollar	545
United States dollar	(14,177)
At 31 December 2001	
United States dollar	(39,680)

The group's US dollar non-structural foreign currency position exceeded 10 per cent of the group's net foreign currency non-structural positions in all currencies and was made up as follows:

	US$ non-structural position		
Figures in HK$m	***At 30 June 2002***	*At 30 June 2001*	*At 31 December 2001*
Spot assets	**798,264**	733,900	809,254
Spot liabilities	**(729,620)**	(653,852)	(701,270)
Forward purchases	**1,097,335**	1,197,895	1,115,011
Forward sales	**(1,091,666)**	(1,205,733)	(1,151,384)
Net options position	**(377)**	(261)	306
	73,936	71,949	71,917

21. Reconciliation of operating profit to cash (used in)/generated from operations

Figures in HK$m	***Half-year ended 30 June 2002***	*Half-year ended 30 June 2001*
Operating profit	**16,851**	17,328
Interest on loan capital	**398**	529
Depreciation and amortisation	**1,030**	998
Provisions for bad and doubtful debts	**1,280**	595
Advances written off net of recoveries	**(3,605)**	(1,775)
Other provisions for liabilities and charges	**333**	189
Provisions utilised	**(243)**	(61)
Income on long-term investments	**(6,003)**	(7,229)
Net cash inflow from trading activities	**10,041**	10,574
Change in treasury bills with original term to maturity of more than three months	**(12,935)**	18,698
Change in placings with banks maturing after one month	**9,439**	50,294
Change in certificates of deposit with original term to maturity of more than three months	**(9,055)**	(3,344)
Change in securities held for dealing purposes	**(12,362)**	(19,984)
Change in advances to customers	**(31,546)**	1,501
Change in amounts due from fellow subsidiary companies	**(2,000)**	932
Change in other assets	**(8,606)**	32,433
Change in current, savings and other deposit accounts	**40,957**	(54,031)
Change in deposits by banks	**(5,748)**	7,374
Change in amounts due to fellow subsidiary companies	**(459)**	3,604
Change in amounts due to ultimate holding company	**107**	(228)
Change in other liabilities	**17,411**	1,691
Exchange adjustments	**893**	(695)
Cash (used in)/generated from operations	**(3,863)**	48,819

22. Analysis of cash and cash equivalents

a. Changes in cash and cash equivalents during the period

Figures in HK$m	***Half-year ended 30 June 2002***	*Half-year ended 30 June 2001*
Balance at beginning of period	**314,206**	399,815
Net cash outflow before the effect of foreign exchange movements	**(39,597)**	(33,673)
Effect of foreign exchange movements	**5,338**	(6,499)
Balance at end of period	**279,947**	359,643

b. Analysis of balances of cash and cash equivalents as classified in the consolidated balance sheet

Figures in HK$m	***Half-year ended 30 June 2002***	*Half-year ended 30 June 2001*
Cash in hand and current balances with banks	**29,434**	21,268
Placings with banks	**187,351**	271,475
Treasury bills	**61,844**	64,005
Certificates of deposit	**1,318**	2,895
	279,947	359,643

c. Analysis of net outflow of cash and cash equivalents in respect of acquisition of and increased shareholding in subsidiary companies

Figures in HK$m	***Half-year ended 30 June 2002***	*Half-year ended 30 June 2001*
Cash consideration	**(183)**	(391)
Cash and cash equivalents acquired	**7**	219
	(176)	(172)

d. Analysis of net outflow of cash and cash equivalents in respect of sale of subsidiary companies

Figures in HK$m	***Half-year ended 30 June 2002***	*Half-year ended 30 June 2001*
Sale proceeds	**1**	-
Cash and cash equivalents transferred	**(1)**	(23,599)
	-	(23,599)

23. Segmental analysis

The allocation of earnings reflects the benefits of shareholders' funds to the extent that these are actually allocated to businesses in the segment by way of intra-group capital and funding structures. Common costs are included in segments on the basis of the actual recharges made. Geographical information has been classified by the location of the principal operations of the subsidiary company or, in the case of the bank, by the location of the branch responsible for reporting the results or advancing the funds. Due to the nature of the group structure, the analysis of profits shown below includes intra-group items between geographical regions.

Profit and loss account:

Figures in HK$m	***Hong Kong***	***Rest of Asia-Pacific***	***Americas/ Europe***	***Total***
Half-year ended 30 June 2002				
Interest income	22,465	7,995	236	30,696
Interest expense	(6,743)	(4,037)	(200)	(10,980)
Net interest income	15,722	3,958	36	19,716
Dividend income	81	6	3	90
Fees and commissions receivable	5,204	2,107	2	7,313
Fees and commissions payable	(731)	(549)	(3)	(1,283)
Dealing profits	266	900	-	1,166
Rental income from investment properties	120	1	-	121
Other	1,703	156	-	1,859
Operating income	22,365	6,579	38	28,982
Operating expenses	(7,481)	(3,449)	(20)	(10,950)
Operating profit before provisions	14,884	3,130	18	18,032
Provisions for bad and doubtful debts	(947)	(333)	-	(1,280)
Provisions for contingent liabilities and commitments	32	67	-	99
Operating profit	13,969	2,864	18	16,851
Profit on tangible fixed assets and long-term investments	301	25	-	326
Deficits on property revaluation	-	-	-	-
Share of profits less losses of associated companies	63	-	-	63
Profit on ordinary activities before tax	14,333	2,889	18	17,240
Tax on profit on ordinary activities	(1,964)	(542)	(4)	(2,510)
Profit on ordinary activities after tax	12,369	2,347	14	14,730
Minority interests	(1,976)	(1)	-	(1,977)
Profit attributable to shareholders	10,393	2,346	14	12,753

23. Segmental analysis *(continued)*

Profit and loss account:

Figures in HK$m	*Hong Kong*	*Rest of Asia-Pacific*	*Americas/ Europe*	*Total*
Half-year ended 30 June 2001				
Interest income	40,026	9,859	343	50,228
Interest expense	(24,053)	(6,375)	(298)	(30,726)
Net interest income	15,973	3,484	45	19,502
Dividend income	96	8	8	112
Fees and commissions receivable	4,823	1,825	9	6,657
Fees and commissions payable	(746)	(383)	(4)	(1,133)
Dealing profits	935	1,004	(2)	1,937
Rental income from investment properties	129	1	-	130
Other	1,515	155	1	1,671
Operating income	22,725	6,094	57	28,876
Operating expenses	(7,678)	(3,216)	(23)	(10,917)
Operating profit before provisions	15,047	2,878	34	17,959
Provisions for bad and doubtful debts	(686)	60	31	(595)
Provisions for contingent liabilities and commitments	17	(53)	-	(36)
Operating profit	14,378	2,885	65	17,328
Profit on tangible fixed assets and long-term investments	1,243	15	15	1,273
Deficits on property revaluation	-	-	-	-
Share of profits less losses of associated companies	90	-	-	90
Profit on ordinary activities before tax	15,711	2,900	80	18,691
Tax on profit on ordinary activities	(1,775)	(602)	(9)	(2,386)
Profit on ordinary activities after tax	13,936	2,298	71	16,305
Minority interests	(2,091)	-	-	(2,091)
Profit attributable to shareholders	11,845	2,298	71	14,214

23. Segmental analysis *(continued)*

Profit and loss account:

Figures in HK$m	*Hong Kong*	*Rest of Asia-Pacific*	*Americas/ Europe*	*Total*
Half-year ended 31 December 2001				
Interest income	28,538	8,794	258	37,590
Interest expense	(12,563)	(5,037)	(218)	(17,818)
Net interest income	15,975	3,757	40	19,772
Dividend income	104	8	1	113
Fees and commissions receivable	5,116	1,928	5	7,049
Fees and commissions payable	(702)	(403)	(4)	(1,109)
Dealing profits	487	1,025	-	1,512
Rental income from investment properties	130	1	-	131
Other	1,649	167	-	1,816
Operating income	22,759	6,483	42	29,284
Operating expenses	(8,246)	(3,394)	(18)	(11,658)
Operating profit before provisions	14,513	3,089	24	17,626
Provisions for bad and doubtful debts	(845)	(834)	17	(1,662)
Provisions for contingent liabilities and commitments	32	(74)	-	(42)
Operating profit	13,700	2,181	41	15,922
Profit on tangible fixed assets and long-term investments	27	(11)	-	16
Surplus/(deficits) on property revaluation	4	(40)	-	(36)
Share of profits less losses of associated companies	42	-	-	42
Profit on ordinary activities before tax	13,773	2,130	41	15,944
Tax on profit on ordinary activities	(1,737)	(351)	(5)	(2,093)
Profit on ordinary activities after tax	12,036	1,779	36	13,851
Minority interests	(1,832)	4	-	(1,828)
Profit attributable to shareholders	10,204	1,783	36	12,023

Interest income and interest expense for the first half of 2002 include intra-group interest of HK$1,269 million (first half of 2001: HK$2,455 million; second half of 2001: HK$1,777 million). Fees and commissions receivable and fees and commissions payable for the first half of 2002 include intra-group fees of HK$60 million (first half of 2001: HK$16 million; second half of 2001: HK$56 million). Other operating income and operating expenses for the first half of 2002 include intra-group items of HK$298 million (first half of 2001: HK$260 million; second half of 2001: HK$275 million).

24. Capital adequacy

The table below sets out an analysis of regulatory capital and capital adequacy ratios for the group.

Figures in HK$m	*At 30 June 2002*	*At 30 June 2001*	*At 31 December 2001*
Composition of capital			
Tier 1:			
Shareholders' funds	**93,226**	88,435	83,129
Less: proposed dividends	**(6,000)**	(5,000)	-
property revaluation reserves	**(12,043)**	(14,641)	(12,149)
long-term equity investments revaluation reserve	**(1,815)**	(2,404)	(2,171)
term preference shares	**(3,899)**	(3,896)	(3,896)
goodwill	**(668)**	(327)	(652)
Minority interests[♦]	**15,595**	15,970	15,495
Total qualifying tier 1 capital	**84,396**	78,137	79,756
Tier 2:			
Property revaluation reserves (@70%)[♦♦]	**7,977**	7,977	7,977
Long-term equity investments revaluation reserve (@70%)	**1,270**	1,683	1,520
General provisions	**4,962**	4,873	4,939
Perpetual subordinated debt	**12,285**	12,285	12,282
Term subordinated debt	**3,231**	3,375	3,082
Term preference shares	**3,899**	3,896	3,896
Total qualifying tier 2 capital	**33,624**	34,089	33,696
Investments in associated companies	**(1,539)**	(1,608)	(1,566)
Investments in unconsolidated subsidiary companies	**(2,463)**	(2,212)	(2,200)
Investments in other banks	**(498)**	(600)	(515)
Total capital	**113,520**	107,806	109,171
Risk-weighted assets	**866,638**	819,198	836,946

♦ *After deduction of minority interests in unconsolidated subsidiary companies.*

♦♦ *Capped at 31 December 1998 amount.*

24. Capital adequacy *(continued)*

The group's capital adequacy ratios adjusted for market risks calculated in accordance with the Hong Kong Monetary Authority Guideline on 'Maintenance of Adequate Capital Against Market Risks' are as follows:

	At 30 June 2002	*At 30 June 2001*	*At 31 December 2001*
Total capital	**13.1%**	13.2%	13.0%
Tier 1 capital	**9.7%**	9.5%	9.5%

The group's capital adequacy ratios calculated in accordance with the provisions of the Third Schedule of the Banking Ordinance which does not take into account market risk are as follows:

Total capital	**12.8%**	13.1%	12.8%
Tier 1 capital	**9.5%**	9.5%	9.3%

25. Liquidity ratio

The Banking Ordinance requires banks operating in Hong Kong to maintain a minimum liquidity ratio, calculated in accordance with the provisions of the Fourth Schedule of the Banking Ordinance, of 25 per cent. This requirement applies separately to the Hong Kong branches of the bank and to those subsidiary companies which are Authorised Institutions under the Banking Ordinance in Hong Kong.

	Half-year ended 30 June 2002	*Half-year ended 30 June 2001*	*Half-year ended 31 December 2001*
The average liquidity ratio for the period was as follows:			
Hong Kong branches of the bank	**50.8%**	54.6%	54.1%

26. Accounting policies

The accounting policies adopted are consistent with those described in the Annual Report and Accounts for 2001 except for the accounting and disclosure for employee benefits which have been amended in accordance with Hong Kong Statement of Standard Accounting Practice 34 ('HK SSAP 34') on Employee Benefits.

26. Accounting policies *(continued)*

In prior years, contributions to defined benefit schemes were made in accordance with the advice of qualified actuaries so as to recognise the cost of retirement benefits on a systematic basis over the employees' service lives and were charged to the profit and loss account for the year. Following the implementation of HK SSAP 34, the retirement benefit cost of defined benefit schemes charged to the current period profit and loss account is determined by calculating the current service cost, interest cost and expected return on scheme assets in accordance with a set of actuarial assumptions and taking into account the amount of actuarial gains or losses required to be recognised. In addition, in accordance with HK SSAP 34, the transitional assets and liabilities in respect of defined benefit schemes as of 1 January 2002, calculated by estimating the amount of future benefit that the employees have earned in return for their service in the prior periods, discounted to present value, and deducting the fair value of the scheme assets, have been recognised through a prior year adjustment.

The effect of the above change in accounting policy was to increase 'Retained profits brought forward' by HK$576 million, being the net amount of transitional assets and liabilities at 1 January 2002, increase 'Other assets' by HK$757 million, increase 'Other liabilities' by HK$234 million, and decrease 'Minority interests' by HK$68 million at 30 June 2002.

---

27. Comparative figures

Certain comparative figures have been reclassified to conform with the current period's presentation.

---

28. Statutory accounts

The information in this news release is not audited and does not constitute statutory accounts.

Certain financial information in this news release is extracted from the statutory accounts for the year ended 31 December 2001 which have been delivered to the Registrar of Companies and the Hong Kong Monetary Authority. The Auditors expressed an unqualified opinion on those statutory accounts in their report dated 4 March 2002. The Annual Report and Accounts for the year ended 31 December 2001, which include the statutory accounts, can be obtained on request from Group Public Affairs, The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong, and may be viewed on our website: www.hsbc.com.

---

29. Ultimate holding company

The Hongkong and Shanghai Banking Corporation Limited is an indirectly-held, wholly-owned subsidiary of HSBC Holdings plc.

30. Statement of compliance

The information in this news release for the half-year ended 30 June 2002 complies with the Hong Kong Statement of Standard Accounting Practice 25 on *Interim Financial Reporting* and the Hong Kong Monetary Authority's recommendations on *Interim Financial Disclosure by Authorised Institutions Incorporated in Hong Kong.*

Press enquiries:	David Hall	Telephone no: + 852 2822 1133
	Gareth Hewett	Telephone no: + 852 2822 4929
	Richard Beck	Telephone no: + 44 20 7260 6757
	Karen Ng	Telephone no: + 44 20 7260 9814

HSBC

5 August 2002

THE HONGKONG AND SHANGHAI BANKING CORPORATION LIMITED
2002 INTERIM CONSOLIDATED RESULTS - HIGHLIGHTS

- Operating profit before provisions up 0.4 per cent to HK$18,032 million (HK$17,959 million in the first half of 2001; up 2.3 per cent from HK$17,626 million in the second half of last year).

- Pre-tax profit down 7.8 per cent to HK$17,240 million (HK$18,691 million in the first half of 2001; up 8.1 per cent from HK$15,944 million in the second half of last year).

- Attributable profit down 10.3 per cent to HK$12,753 million (HK$14,214 million in the first half of 2001; up 6.1 per cent from HK$12,023 million in the second half of last year).

- Return on average shareholders' funds of 30.4 per cent (34.0 per cent and 26.6 per cent in the first and second halves of 2001).

- Assets up by 4.0 per cent to HK$1,812.4 billion (HK$1,742.7 billion at the end of 2001).

- Total capital ratio of 13.1 per cent; tier 1 capital ratio of 9.7 per cent (13.0 per cent and 9.5 per cent at 31 December 2001).

- Cost:income ratio of 37.1 per cent (37.2 per cent and 39.2 per cent for the first and second halves of 2001).

News Release

This news release is issued by
The Hongkong and Shanghai Banking Corporation Limited

Registered Office and Head Office:
1 Queen's Road Central, Hong Kong
Incorporated in the Hong Kong SAR with limited liability
Web: www.hongkongbank.com

Comment by David Eldon, Chairman

We have reported an operating profit before provisions of HK$18.0 billion, in line with the first half of last year although 2 per cent above the second half. Costs were held at the same level as the first half of last year, and were 6 per cent down on the second half. Attributable profit of HK$12.8 billion was 10 per cent down on the first half of last year, due to lower levels of bad debt releases and recoveries and significantly lower investment gains. Attributable profit was up 6 per cent on the second half of 2001.

This has been achieved against a backdrop of a deflationary economy in Hong Kong which has impacted domestic confidence. The results demonstrate the resilience of the Group's businesses in Hong Kong and the rest of the Asia-Pacific region, and reflect the progress made in implementing the HSBC Group's 'Managing for Value' strategy. Highlights of the first half of 2002 include:

- Net interest margin improved to 2.59 per cent, despite the loss of HK$2.5 billion of net interest income through lower interest rates and lower mortgage pricing in Hong Kong.

- Operating profit before provisions for Personal Financial Services was up 15 per cent at HK$8.8 billion.

- Income from sale of wealth management products up 46 per cent at HK$2.4 billion.

- Cards in issue now stand at nearly 5.3 million, up 9 per cent over the past 12 months. Despite a sharp rise in bad and doubtful debts due to personal bankruptcies in Hong Kong, credit cards remain profitable in Hong Kong and Asia-wide.

- The Personal Financial Services businesses in Asia excluding Hong Kong increased operating profit by over 50 per cent through acquisition and organic growth.

- The Corporate, Investment Banking and Markets division grew operating profit before provisions by 2 per cent. A 14 per cent growth in the contribution from Treasury was offset by narrower spreads in Corporate Banking and lower fees in Investment Banking.

- Asset quality in Corporate and Commercial Banking remains good with net releases of bad and doubtful debt provisions.

- Market share of loans for use in Hong Kong was up approximately 2 per cent, including residential mortgages and other personal lending.

The outlook for Asia remains challenging amid continuing uncertainties. In Hong Kong, weak asset prices and high unemployment are likely to constrain domestic demand and investment. In these difficult circumstances, we will continue to implement our 'Managing for Value' strategy by holding down costs, growing our wealth management businesses and focusing on customer service across all lines of business.

Figures in HK$m	*Personal Financial Services*	*Commercial Banking*	*Corporate, Investment Banking and Markets*	*Private Banking*	*Other*	*Total*
Half-year ended 30 June 2002						
Operating profit before provisions	**8,754**	**3,425**	**6,261**	**7**	**(415)**	**18,032**
Provisions	**(1,683)**	**235**	**264**	**-**	**3**	**(1,181)**
Operating profit	**7,071**	**3,660**	**6,525**	**7**	**(412)**	**16,851**
Other	**36**	**54**	**76**	**-**	**223**	**389**
Profit on ordinary activities before tax	**7,107**	**3,714**	**6,601**	**7**	**(189)**	**17,240**
Half-year ended 30 June 2001						
Operating profit before provisions	7,615	3,765	6,124	161	294	17,959
Provisions	(784)	(774)	914	-	13	(631)
Operating profit	6,831	2,991	7,038	161	307	17,328
Other	17	13	334	-	999	1,363
Profit on ordinary activities before tax	6,848	3,004	7,372	161	1,306	18,691
Half-year ended 31 December 2001						
Operating profit before provisions	7,506	3,289	6,477	10	344	17,626
Provisions	(1,597)	(32)	(22)	-	(53)	(1,704)
Operating profit	5,909	3,257	6,455	10	291	15,922
Other	16	35	47	-	(76)	22
Profit on ordinary activities before tax	5,925	3,292	6,502	10	215	15,944

In Personal Financial Services, net interest income was higher than both halves of 2001 reflecting sustained growth in lending and deposits. Income from wealth management initiatives continued to grow, particularly from sales of unit trusts and insurance products, and there was increased fee income from cards. Operating expenses were 0.8 per cent and 8.7 per cent lower than the first and second halves of 2001 respectively. The reduction against the second half of 2001 reflects lower retirement benefit and IT costs. Higher provisions in 2002 mainly relate to credit cards, particularly in Hong Kong, reflecting the higher level of personal bankruptcies, although mortgage provisions were lower. In Commercial Banking, reduced net interest income due to lower spreads was more than offset by a net release of provisions for bad and doubtful debts compared with a net charge in the first half of 2001 which mainly reflected provisioning in Indonesia. Corporate, Investment Banking and Markets benefited from a substantial increase in net interest income in the group's treasury operations partly offset by mark-to-market losses on debt securities, and lower spreads on corporate lending and deposits. The first half of 2001 benefited from the write-back of provisions against the Olympia and York exposure. Other includes the funding costs for staff housing loans and fixed assets. The first half of 2001 included the gain on disposal of Modern Terminals.

Figures in HK$m	*Half-year ended 30 June 2002*	Half-year ended 30 June 2001	Half-year ended 31 December 2001
Interest income	**29,427**	47,773	35,813
Interest expense	**(9,711)**	(28,271)	(16,041)
Net interest income	**19,716**	19,502	19,772
Other operating income	**8,968**	9,114	9,237
Operating income	**28,684**	28,616	29,009
Operating expenses	**(10,652)**	(10,657)	(11,383)
Operating profit before provisions	**18,032**	17,959	17,626
Provisions for bad and doubtful debts	**(1,280)**	(595)	(1,662)
Provisions for contingent liabilities and commitments	**99**	(36)	(42)
Operating profit	**16,851**	17,328	15,922
Profit on tangible fixed assets and long-term investments	**326**	1,273	16
Deficit arising on property revaluation	**-**	-	(36)
Share of profits less losses of associated companies	**63**	90	42
Profit on ordinary activities before tax	**17,240**	18,691	15,944
Tax on profit on ordinary activities	**(2,510)**	(2,386)	(2,093)
Profit on ordinary activities after tax	**14,730**	16,305	13,851
Minority interests	**(1,977)**	(2,091)	(1,828)
Profit attributable to shareholders	**12,753**	14,214	12,023
Retained profits brought forward	**19,980**	44,818	46,239
Change of accounting policy in respect of defined benefit retirement schemes	**576**	-	-
As restated	**20,556**	44,818	46,239
Exchange and other adjustments	**661**	(310)	104
Transfer of depreciation to premises revaluation reserve	**170**	178	179
Realisation on disposal of premises and investment properties	**45**	20	42
Ordinary dividends paid in respect of the current year	**(3,000)**	(7,563)	(9,700)
Special interim dividend paid out of the bank's retained earnings	**-**	-	(28,689)
Ordinary dividends proposed	**(6,000)**	(5,000)	-
Preference dividends payable	**(658)**	(118)	(218)
	(9,658)	(12,681)	(38,607)
Retained profits carried forward	**24,527**	46,239	19,980

Figures in HK$m	At 30 June 2002	At 30 June 2001	At 31 December 2001
Assets			
Cash and short-term funds	**322,704**	395,000	344,637
Placings with banks maturing after one month	**106,263**	89,774	115,702
Certificates of deposit	**44,134**	39,026	34,468
Hong Kong SAR Government certificates of indebtedness	**70,094**	64,534	67,344
Securities held for dealing purposes	**86,746**	77,695	74,384
Long-term investments	**306,493**	231,905	266,946
Advances to customers	**708,285**	652,397	674,557
Amounts due from fellow subsidiary companies	**24,095**	22,791	22,095
Investments in associated companies	**1,539**	1,608	1,566
Tangible fixed assets	**40,529**	43,555	40,967
Other assets	**101,565**	95,359	100,075
	1,812,447	1,713,644	1,742,741
Liabilities			
Hong Kong SAR currency notes in circulation	**70,094**	64,534	67,344
Current, savings and other deposit accounts	**1,419,076**	1,341,671	1,378,119
Deposits by banks	**41,969**	45,504	47,717
Amounts due to fellow subsidiary companies	**10,958**	10,895	11,417
Amounts due to ultimate holding company	**587**	367	480
Other liabilities	**141,074**	127,127	118,847
	1,683,758	1,590,098	1,623,924
Capital resources			
Loan capital from ultimate holding company	**2,925**	2,925	2,924
Other loan capital	**15,035**	14,246	14,828
Minority interests	**17,503**	17,940	17,936
Share capital	**44,946**	16,258	44,937
Reserves	**42,280**	67,177	38,192
Proposed dividends	**6,000**	5,000	-
Shareholders' funds	**93,226**	88,435	83,129
	128,689	123,546	118,817
	1,812,447	1,713,644	1,742,741

Figures in HK$m	***Half-year ended 30 June 2002***	*Half-year ended 30 June 2001*	*Half-year ended 31 December 2001*
Shareholders' funds at beginning of period	**83,129**	90,812	88,435
Change of accounting policy in respect of defined benefit retirement schemes	**576**	-	-
As restated	**83,705**	90,812	88,435
Profit for the period attributable to shareholders	**12,753**	14,214	12,023
Unrealised surplus on revaluation of premises	**-**	-	(2,035)
Unrealised surplus on revaluation of investment properties	**-**	-	(178)
Long-term equity investments revaluation reserve			
- Loss on revaluation	**(204)**	(488)	(156)
- Realisation on disposal	**(172)**	(954)	(71)
New non-cumulative irredeemable preference shares issued	**-**	-	28,679
Dividends	**(3,658)**	(14,681)	(43,607)
Exchange and other movements	**802**	(468)	39
Shareholders' funds at end of period	**93,226**	88,435	83,129

Figures in HK$m	***Half-year ended 30 June 2002***	*Half-year ended 30 June 2001*
Operating activities		
Cash (used in)/generated from operations	**(3,863)**	48,819
Income received on long-term investments	**5,838**	7,184
Dividends received from associated companies	**91**	27
Interest paid on loan capital	**(661)**	(653)
Dividends paid to minority interests	**(2,027)**	(2,027)
Ordinary dividends paid	**(3,000)**	(13,000)
Preference dividends paid	**(235)**	(277)
Taxation paid	**(792)**	(1,073)
Net cash (outflow)/inflow from operating activities	**(4,649)**	39,000
Investing activities		
Purchase of long-term investments	**(149,875)**	(178,038)
Proceeds from sale or redemption of long-term investments	**115,493**	129,531
Purchase of tangible fixed assets	**(460)**	(631)
Proceeds from sale of tangible fixed assets	**83**	91
Net cash outflow in respect of acquisition of and increased shareholding in subsidiary companies	**(176)**	(172)
Net cash outflow in respect of sale of subsidiary companies	**-**	(23,599)
Purchase of business	**(14)**	(7)
Purchase of interest in associated company	**-**	(12)
Proceeds from sale of interest in associated company	**1**	164
Net cash outflow from investing activities	**(34,948)**	(72,673)
Decrease in cash and cash equivalents	**(39,597)**	(33,673)

1. Net interest income

Figures in HK$m	***Half-year ended 30 June 2002***	*Half-year ended 30 June 2001*	*Half-year ended 31 December 2001*
Net interest income	**19,716**	19,502	19,772
Average interest-earning assets	**1,537,160**	1,533,716	1,528,212
Net interest spread	**2.46%**	2.20%	2.36%
Net interest margin	**2.59%**	2.56%	2.57%

Net interest income increased by HK$214 million, or 1.1 per cent, compared with the first half of 2001, to HK$19,716 million primarily generated by a strong treasury performance and growth in personal lending. These were offset to a large degree by a HK$1,823 million lower contribution from net free funds, reflecting lower interest rates, and reduced spreads on home mortgage loans in Hong Kong which led to a HK$670 million reduction in net interest income. Net interest income from Personal Financial Services grew by 4.0 per cent over the same period last year. Net interest income from Corporate, Investment Banking and Markets increased by HK$817 million, or 15.2 per cent, mainly in the bank in Hong Kong, driven by pre-emptive positioning of the accrual books that continue to benefit from the low interest rate environment, partly offset by lower spreads on corporate lending and deposits. Lower spreads also led to reduced net interest income in Commercial Banking.

Average interest-earning assets were broadly in line with the same period last year with increased average advances to customers and holdings of debt securities offset by reduced lending to banks. Average advances to customers for the group as a whole grew by HK$29.7 billion, or 4.5 per cent, compared with the same period last year. Average customer advances in the bank in Hong Kong grew by HK$19.6 billion, or 7.0 per cent, with increases in mortgage loans, mainly to first-time buyers, and credit card advances. Average term lending to corporate and commercial customers was also higher in the bank in Hong Kong despite subdued loan demand in these sectors. Average advances to customers in the rest of the Asia-Pacific region continued to grow, particularly in HSBC Bank Australia as a result of the acquisition of the former NRMA Building Society at the end of 2001, and in the bank in Taiwan, Japan, China and India reflecting growth in both personal and corporate lending. Average loans to banks were lower in both the bank in Hong Kong and Hang Seng Bank reflecting the switching of funds to higher yielding debt securities.

The group's net interest margin of 2.59 per cent for the first half of 2002 was higher than both halves of last year. Spread widened by 26 basis points compared with the first half of 2001 and by 10 basis points compared with the second half.

For the bank in Hong Kong, net interest margin improved by three basis points compared with the first half of 2001 to 2.52 per cent. Spread widened by 23 basis points. The strong treasury performance in 2002 accounted for an improvement of 22 basis points in spread. Higher releases of suspended interest during the first half of 2002 accounted for an improvement of 11 basis points in spread. Additionally, the increased proportion of higher yielding personal lending balances, together with the migration of funds from time deposits to lower cost savings accounts, improved spread by eight basis points. These positive factors were partly offset by a further decline in spreads on home mortgage loans and lower spreads on foreign currency savings deposits, which reduced spread by nine and seven basis points respectively. The contribution from net free funds reduced by 20 basis points to nine basis points compared with the first half of 2001.

In Hang Seng Bank, net interest margin reduced by nine basis points to 2.49 per cent compared with the first half of last year. Spread improved by 17 basis points mainly attributable to higher spreads on debt securities and time deposits which improved spread by 21 and eight basis points respectively, together with growth in lower cost savings accounts which accounted for a six basis point improvement. These were partly offset by a 16 basis point reduction due to lower spreads on mortgages, including loans made under the Government Home Ownership Scheme. The fall in average interest rates resulted in a reduction of 26 basis points to 11 basis points in the contribution from net free funds.

Continued price competition in the residential loan market resulted in a further reduction in the average yield on the residential mortgage portfolio, excluding Government Home Ownership Scheme loans and staff loans, in the bank in Hong Kong to 141 basis points below the Hong Kong best lending rate ('BLR') for the first half of 2002, before accounting for the effect of cash incentive payments. This compared with 56 basis points and 111 basis points below BLR for the first and second halves of 2001 respectively. Similarly, the average yield on the residential mortgage portfolio in Hang Seng Bank was 138 basis points below BLR for the first half of 2002 compared with 65 basis points and 103 basis points below BLR for the first and the second halves of 2001 respectively.

In the rest of the Asia-Pacific region, net interest margin widened by five basis points compared with the first half of 2001 to 2.27 per cent. Spreads widened in several countries, including Singapore and Japan mainly due to a strong treasury performance. Growth in net interest income generated by an increased proportion of higher yielding personal lending in Taiwan and HSBC Bank Australia also led to wider spreads.

The contribution to the group margin from net free funds fell by 23 basis points compared with the same period last year to 13 basis points due to lower average interest rates during the first half of 2002.

2. Other operating income

Figures in HK$m	***Half-year ended 30 June 2002***	*Half-year ended 30 June 2001*	*Half-year ended 31 December 2001*
Dividend income			
- Listed investments	**78**	96	98
- Unlisted investments	**12**	16	15
	90	112	113
Fees and commissions			
- Account services	**601**	582	632
- Credit facilities	**715**	764	770
- Import/export	**1,037**	1,060	1,133
- Remittances	**438**	422	434
- Securities/stockbroking	**752**	804	726
- Cards	**1,536**	1,320	1,403
- Other	**2,174**	1,689	1,895
Fees and commissions receivable	**7,253**	6,641	6,993
Fees and commissions payable	**(1,223)**	(1,117)	(1,053)
	6,030	5,524	5,940
Dealing profits	**1,166**	1,937	1,512
Rental income from investment properties	**121**	130	131
Other	**1,561**	1,411	1,541
	8,968	9,114	9,237

Analysis of income from dealing in financial instruments

	Half-year ended 30 June 2002			*Half-year ended 30 June 2001*			*Half-year ended 31 December 2001*		
Figures in HK$m	***Dealing profits***	***Dividend and net interest income***	***Total***	*Dealing profits*	*Dividend and net interest income*	*Total*	*Dealing profits*	*Dividend and net interest income*	*Total*
Foreign exchange	**1,439**	**35**	**1,474**	1,435	72	1,507	1,440	(35)	1,405
Interest rate derivatives	**186**	**52**	**238**	250	16	266	463	35	498
Debt securities	**(459)**	**655**	**196**	257	348	605	(335)	534	199
Equities and other trading	**-**	**(3)**	**(3)**	(5)	3	(2)	(56)	-	(56)
	1,166	**739**	**1,905**	1,937	439	2,376	1,512	534	2,046

2. Other operating income *(continued)*

Other operating income, excluding dealing profits, increased by HK$625 million, or 8.7 per cent, compared with the first half of 2001.

Wealth management continued to be the principal driver of growth. Net fee income in Personal Financial Services grew by 26.3 per cent and now accounts for 44.6 per cent of total net fees, against 38.5 per cent in the first half of 2001. Income from wealth management initiatives, including total operating income from the insurance business, and commission on sales of unit trust products and on securities transactions executed for personal customers, amounted to some HK$2.4 billion, up 46 per cent on the first half of 2001 and 21 per cent on the second half of last year. There was strong growth in revenues earned from sales of unit trusts in both the bank in Hong Kong and in Hang Seng Bank. These included the successful marketing of several capital guaranteed products launched by the group in 2002 which resulted in the sale of over US$1.9 billion of funds compared with US$1.2 billion in the first half of 2001 and US$1.3 billion in the second half. Total income from sales of unit trusts amounted to HK$966 million in 2002 compared with HK$425 million in the first half and HK$620 million in the second half of 2001. Income from the insurance business grew by HK$204 million, or 27.0 per cent, compared with the first half of last year, with continued strong growth in individual life insurance premiums and revenues from the Mandatory Provident Fund business.

Fee income from cards grew by HK$216 million, or 16.4 per cent, over the first half of 2001 reflecting increases in the bank in Taiwan and Hong Kong, partly offset by a reduction in Hang Seng Bank. The group now has 5,295,000 cards in issue following an increase of over 450,000 during the past 12 months.

Fee income from Corporate, Investment Banking and Markets decreased by HK$207 million, or 10.7 per cent, and HK$275 million, or 13.8 per cent, compared with the first and second halves of 2001 respectively mainly due to lower income from structured finance and corporate finance in the bank in Hong Kong.

Dealing profits were HK$771 million lower than the first half of 2001 and HK$346 million lower than the second half of 2001. This was mainly due to mark-to-market losses on debt securities caused by a widening in credit spreads, although, in the prevailing low interest rate environment, these securities generated high levels of net interest income. The second half of 2001 benefited from higher levels of interest rate volatility.

3. Operating expenses

Figures in HK$m	***Half-year ended 30 June 2002***	*Half-year ended 30 June 2001*	*Half-year ended 31 December 2001*
Staff costs			
- Salaries and other costs	**5,605**	5,654	5,684
- Retirement benefit costs	**448**	587	772
	6,053	6,241	6,456
Premises and equipment			
- Depreciation	**1,018**	998	1,030
- Rental expenses	**556**	523	557
- Other premises and equipment expenses	**674**	705	801
	2,248	2,226	2,388
Other	**2,351**	2,190	2,539
	10,652	10,657	11,383

Staff numbers by region[⌖]

	At 30 June 2002	*At 30 June 2001*	*At 31 December 2001*
Hong Kong	**23,349**	24,279	23,861
Rest of Asia-Pacific	**17,005**	15,534	16,234
Americas/Europe	**13**	14	13
Total	**40,367**	39,827	40,108

[⌖] *Full-time equivalent*

3. Operating expenses *(continued)*

Operating expenses were in line with the first half of 2001 and were HK$731 million, or 6.4 per cent, lower than the second half of last year.

Staff costs decreased compared with both halves of last year, despite headcount increases to support business expansion, with a reduction in the bank in Hong Kong mainly due to lower bonus provisions in investment banking and a reduction in the contribution rate to the local staff defined benefit retirement scheme. Compared with the second half of 2001, staff costs in Hang Seng Bank decreased due to the non-recurrence of a top-up provision to maintain the fully funded position of its local staff retirement benefit scheme. Progress continues to be made with the transfer of a wide range of back office functions from operations in Hong Kong to the Group Service Centre in Guangzhou. This now handles processing work such as cross-border and real time gross settlement payments, new account and credit card account opening and customer data maintenance. A further centre was opened in Shanghai during the first half of 2002 to undertake work for the HSBC Group.

The total number of staff in the group increased to 40,367 at 30 June 2002 compared with 39,827 at June 2001 and 40,108 at 31 December 2001, with increases in the processing centres in Guangzhou and in Shanghai, in HSBC Bank Australia reflecting the acquisition of the former NRMA Building Society in the second half of 2001, and in the bank in India, China, the Philippines and Indonesia due to branch openings and business expansion. Headcount in Hong Kong reduced by 512 since the year end. There was also a reduction in Singapore due to outsourcing and the implementation of a voluntary separation scheme. In the Asia-Pacific region outside Hong Kong, five new branches have been opened during the first half of 2002.

Operating expenses, other than staff costs, were up 4.1 per cent in the first half of last year, but decreased by 6.7 per cent compared with the second half of last year with reductions in advertising and marketing costs, and IT expenditure after the higher spend in previous periods on the development of e-banking initiatives.

4. Provisions for bad and doubtful debts

Figures in HK$m	***Half-year ended 30 June 2002***	*Half-year ended 30 June 2001*	*Half-year ended 31 December 2001*
Net charge/(release) for bad and doubtful debts			
Advances to customers			
- Specific provisions			
New provisions	**2,764**	3,058	3,341
Releases	**(1,320)**	(1,531)	(1,533)
Recoveries	**(173)**	(821)	(174)
	1,271	706	1,634
- General provisions	**9**	(113)	28
	1,280	593	1,662
Placings with banks maturing after one month			
- Net specific provisions	**-**	2	-
Net charge to profit and loss account	**1,280**	595	1,662

4. Provisions for bad and doubtful debts *(continued)*

The charge for new specific provisions for customers was lower than both halves of 2001 with a reduced charge for commercial and corporate customers particularly in the bank in Indonesia. This was partly offset by increased new specific provisions for personal lending. Provisions for cards were HK$1,074 million, increases of HK$676 million compared with the first half of 2001 and HK$253 million compared with the second half of 2001. The provisions mainly related to the card portfolio in Hong Kong, reflecting the increasing level of personal bankruptcies. Provisions against the Hong Kong mortgage portfolio were lower than the first and second halves of 2001, with a steadily declining level of delinquencies. Elsewhere in the region, provisions for personal lending increased, particularly in the bank in Taiwan, Indonesia, India and in HSBC Bank Australia, reflecting growth in the portfolios and some increase in delinquency rates.

Releases and recoveries were lower compared with the first half of 2001 principally due to the non-recurrence of the release of long-standing provisions against Olympia and York. There was a net recovery of specific provisions against commercial and corporate lending in the first half of 2002 compared with a small net charge in the second half of 2001.

5. Profit on tangible fixed assets and long-term investments

Figures in HK$m	***Half-year ended 30 June 2002***	*Half-year ended 30 June 2001*	*Half-year ended 31 December 2001*
Loss on disposal of tangible fixed assets	**(11)**	(6)	(12)
Profit on disposal of long-term investments	**382**	1,374	67
Provision for impairment of long-term investments	**(45)**	(95)	(39)
	326	1,273	16

The net profit on disposal of long-term investments was HK$992 million lower than the first half of 2001 which included gains on disposal of investments in Modern Terminals and Central Registration.

6. Taxation

The charge for taxation in the consolidated profit and loss account comprises:

Figures in HK$m	***Half-year ended 30 June 2002***	*Half-year ended 30 June 2001*	*Half-year ended 31 December 2001*
Hong Kong profits tax	**1,941**	1,703	1,770
Overseas taxation	**629**	726	329
Deferred taxation	**(69)**	(48)	(11)
	2,501	2,381	2,088
Share of associated companies' taxation	**9**	5	5
	2,510	2,386	2,093

The effective rate of tax was 14.6 per cent compared to 12.8 per cent in the first half of 2001 and 13.1 per cent in the second half of 2001. The rate for the first half of 2001 benefited from higher tax-free gains on disposals of investments.

7. Dividends

	Half-year ended 30 June 2002		*Half-year ended 30 June 2001*		*Half-year ended 31 December 2001*	
	HK$ per share	***HK$m***	*HK$ per share*	*HK$m*	*HK$ per share*	*HK$m*
Equity						
Ordinary dividends						
- paid	**0.46**	**3,000**	1.17	7,563	5.90	38,389
- proposed	**0.92**	**6,000**	0.77	5,000	-	-
	1.38	**9,000**	1.94	12,563	5.90	38,389
Non-equity						
Preference dividends payable						
- cumulative redeemable preference shares	**114**	**57**	236	118	236	118
- non-cumulative irredeemable preference shares	**0.16**	**601**	-	-	0.03	100
		9,658		12,681		38,607

8. Advances to customers

Figures in HK$m	***At 30 June 2002***	*At 30 June 2001*	*At 31 December 2001*
Gross advances to customers	**728,618**	678,902	697,702
Suspended interest	**(2,034)**	(3,524)	(2,625)
	726,584	675,378	695,077
Specific provisions	**(13,337)**	(18,109)	(15,581)
General provisions	**(4,962)**	(4,872)	(4,939)
Total provisions	**(18,299)**	(22,981)	(20,520)
Net advances to customers	**708,285**	652,397	674,557
Provisions as a percentage of gross advances to customers[◆]			
Specific provisions	**1.84%**	2.68%	2.24%
General provisions	**0.68%**	0.72%	0.71%
Total provisions	**2.52%**	3.40%	2.95%

[◆] *Gross advances to customers are stated after deduction of interest in suspense.*

9. Provisions for bad and doubtful debts against advances to customers

Figures in HK$m	***Specific***	***General***	***Total***	***Suspended interest***
At 1 January 2002	**15,581**	**4,939**	**20,520**	**4,050**
Amounts written off	**(3,778)**	**-**	**(3,778)**	**(1,050)**
Recoveries of advances written off in previous years	**173**	**-**	**173**	**-**
Net charge to profit and loss account (Note 4)	**1,271**	**9**	**1,280**	**-**
Interest suspended during the period	**-**	**-**	**-**	**732**
Suspended interest recovered	**-**	**-**	**-**	**(557)**
Exchange and other adjustments	**90**	**14**	**104**	**(26)**
At 30 June 2002	**13,337**	**4,962**	**18,299**	**3,149**

Suspended interest above comprises both suspended interest netted against 'Advances to customers' and suspended interest netted against accrued interest receivable in 'Other assets'.

10. Non-performing advances to customers and provisions

The geographical information shown below, and in notes 11, 12, 13 and 15, has been classified by location of the principal operations of the subsidiary company or, in the case of the bank, by location of the branch responsible for advancing the funds.

Figures in HK$m	*Hong Kong*	*Rest of Asia-Pacific*	*Americas/ Europe*	*Total*
Half-year ended 30 June 2002				
Bad and doubtful debt charge	947	333	-	1,280
At 30 June 2002				

Advances to customers on which interest is being placed in suspense or on which interest accrual has ceased are as follows:

Gross advances on which interest				
- has been placed in suspense	12,898	10,615	-	23,513
- accrual has ceased	1,619	1,177	4	2,800
Gross non-performing advances[⌖]	14,517	11,792	4	26,313
Specific provisions	(5,650)	(7,683)	(4)	(13,337)
	8,867	4,109	-	12,976
Specific provisions as a percentage of gross non-performing advances	38.9%	65.2%	100.0%	50.7%
Gross non-performing advances as a percentage of gross advances to customers[⌖⌖]	2.7%	6.5%	30.8%	3.6%

10. Non-performing advances to customers and provisions *(continued)*

Figures in HK$m	*Hong Kong*	*Rest of Asia-Pacific*	*Americas/ Europe*	*Total*
Half-year ended 30 June 2001				
Bad and doubtful debt charge/(release)	686	(62)	(31)	593

At 30 June 2001

Advances to customers on which interest is being placed in suspense or on which interest accrual has ceased are as follows:

	Hong Kong	Rest of Asia-Pacific	Americas/ Europe	Total
Gross advances on which interest				
- has been placed in suspense	16,900	12,593	-	29,493
- accrual has ceased	1,325	1,640	6	2,971
Gross non-performing advances⌖	18,225	14,233	6	32,464
Specific provisions	(8,919)	(9,184)	(6)	(18,109)
	9,306	5,049	-	14,355
Specific provisions as a percentage of gross non-performing advances	48.9%	64.5%	100.0%	55.8%
Gross non-performing advances as a percentage of gross advances to customers⌖⌖	3.5%	9.2%	42.9%	4.8%

10. Non-performing advances to customers and provisions *(continued)*

Figures in HK$m	*Hong Kong*	*Rest of Asia-Pacific*	*Americas/ Europe*	*Total*
Half-year ended 31 December 2001				
Bad and doubtful debt charge/(release)	845	834	(17)	1,662
At 31 December 2001				

Advances to customers on which interest is being placed in suspense or on which interest accrual has ceased are as follows:

	Hong Kong	Rest of Asia-Pacific	Americas/ Europe	Total
Gross advances on which interest				
- has been placed in suspense	14,002	11,952	-	25,954
- accrual has ceased	1,814	1,327	4	3,145
Gross non-performing advances[ɸ]	15,816	13,279	4	29,099
Specific provisions	(6,678)	(8,899)	(4)	(15,581)
	9,138	4,380	-	13,518
Specific provisions as a percentage of gross non-performing advances	42.2%	67.0%	100%	53.5%
Gross non-performing advances as a percentage of gross advances to customers[ɸɸ]	3.0%	7.8%	36.4%	4.2%

Non-performing advances to customers are those advances where full repayment of principal or interest is considered unlikely. Non-performing advances may include advances that are not yet more than three months overdue but are considered doubtful. Advances are classified as non-performing as soon as it becomes apparent that full recovery of the advance is unlikely. Except in certain limited circumstances, all advances on which principal or interest is more than three months overdue are classified as non-performing.

The specific provisions are made after taking into account the value of collateral in respect of such advances.

ɸ *Gross non-performing advances to customers are stated after deduction of interest in suspense.*

ɸɸ *Expressed as a percentage of gross advances to customers after deduction of interest in suspense.*

11. Overdue advances to customers

Figures in HK$m	*Hong Kong*	*Rest of Asia-Pacific*	*Americas/ Europe*	*Total*
At 30 June 2002				
Gross advances to customers which have been overdue with respect to either principal or interest for periods of[†]				
- six months or less but over three months	**1,720**	**1,128**	**-**	**2,848**
- one year or less but over six months	**2,213**	**656**	**-**	**2,869**
- over one year	**5,428**	**5,429**	**-**	**10,857**
	9,361	**7,213**	**-**	**16,574**
Overdue advances to customers as a percentage of gross advances to customers[††]				
- six months or less but over three months	**0.3%**	**0.6%**	**-**	**0.4%**
- one year or less but over six months	**0.4%**	**0.4%**	**-**	**0.4%**
- over one year	**1.0%**	**3.0%**	**-**	**1.5%**
	1.7%	**4.0%**	**-**	**2.3%**
Overdue advances to customers (as above)	**9,361**	**7,213**	**-**	**16,574**
Less: overdue advances on which interest is still being accrued	**(895)**	**(175)**	**-**	**(1,070)**
Add: advances overdue for periods of three months or less, or which are not yet overdue, and on which interest has been placed in suspense				
- included in rescheduled advances	**2,260**	**1,475**	**4**	**3,739**
- other	**3,791**	**3,279**	**-**	**7,070**
Gross non-performing advances (Note 10)	**14,517**	**11,792**	**4**	**26,313**

11. Overdue advances to customers *(continued)*

Figures in HK$m	*Hong Kong*	*Rest of Asia-Pacific*	*Americas/ Europe*	*Total*
At 30 June 2001				
Gross advances to customers which have been overdue with respect to either principal or interest for periods of[✦]				
- six months or less but over three months	1,926	827	-	2,753
- one year or less but over six months	3,006	1,012	-	4,018
- over one year	9,352	6,864	-	16,216
	14,284	8,703	-	22,987
Overdue advances to customers as a percentage of gross advances to customers[✦✦]				
- six months or less but over three months	0.3%	0.5%	-	0.4%
- one year or less but over six months	0.6%	0.7%	-	0.6%
- over one year	1.8%	4.4%	-	2.4%
	2.7%	5.6%	-	3.4%
Overdue advances to customers (as above)	14,284	8,703	-	22,987
Less: overdue advances on which interest is still being accrued	(860)	(200)	-	(1,060)
Add: advances overdue for periods of three months or less, or which are not yet overdue, and on which interest has been placed in suspense				
- included in rescheduled advances	1,711	1,760	6	3,477
- other	3,090	3,970	-	7,060
Gross non-performing advances (Note 10)	18,225	14,233	6	32,464

11. Overdue advances to customers *(continued)*

Figures in HK$m	*Hong Kong*	*Rest of Asia-Pacific*	*Americas/ Europe*	*Total*
At 31 December 2001				
Gross advances to customers which have been overdue with respect to either principal or interest for periods of[⌖]				
- six months or less but over three months	2,286	798	-	3,084
- one year or less but over six months	2,064	1,636	-	3,700
- over one year	7,352	6,040	-	13,392
	11,702	8,474		20,176
Overdue advances to customers as a percentage of gross advances to customers[⌖⌖]				
- six months or less but over three months	0.4%	0.5%	-	0.5%
- one year or less but over six months	0.4%	1.0%	-	0.5%
- over one year	1.4%	3.5%	-	1.9%
	2.2%	5.0%	-	2.9%
Overdue advances to customers (as above)	11,702	8,474	-	20,176
Less: overdue advances on which interest is still being accrued	(766)	(238)	-	(1,004)
Add: advances overdue for periods of three months or less, or which are not yet overdue, and on which interest has been placed in suspense:				
- included in rescheduled advances	2,024	1,381	4	3,409
- other	2,856	3,662	-	6,518
Gross non-performing advances (Note 10)	15,816	13,279	4	29,099

⌖ *Gross overdue advances to customers are stated after deduction of interest in suspense.*

⌖⌖ *Expressed as a percentage of gross advances to customers after deduction of interest in suspense.*

12. Rescheduled advances to customers

Figures in HK$m	*Hong Kong*	*Rest of Asia-Pacific*	*Americas/ Europe*	*Total*
At 30 June 2002				
Rescheduled advances to customers[✦]	**4,286**	**1,580**	**4**	**5,870**
Rescheduled advances to customers as a percentage of gross advances to customers[✦✦]	**0.8%**	**0.9%**	**30.8%**	**0.8%**
At 30 June 2001				
Rescheduled advances to customers[✦]	4,632	2,028	6	6,666
Rescheduled advances to customers as a percentage of gross advances to customers[✦✦]	0.9%	1.3%	42.9%	1.0%
At 31 December 2001				
Rescheduled advances to customers[✦]	3,088	1,588	4	4,680
Rescheduled advances to customers as a percentage of gross advances to customers[✦✦]	0.6%	0.9%	36.4%	0.7%

Rescheduled advances are those advances which have been restructured or renegotiated because of a deterioration in the financial position of the borrower, or because of the inability of the borrower to meet the original repayment schedule.

Rescheduled advances to customers are stated net of any advances which have subsequently become overdue for over three months and which are included in overdue advances to customers (Note 11).

✦ *Rescheduled advances are stated after deduction of interest in suspense.*

✦✦ *Expressed as a percentage of gross advances to customers after deduction of interest in suspense.*

13. Analysis of advances to customers based on categories used by the HSBC Group

The following analysis of advances to customers is based on categories used by the HSBC Group, including The Hongkong and Shanghai Banking Corporation Limited and its subsidiary companies, to manage associated risks.

Figures in HK$m	*Hong Kong*	*Rest of Asia-Pacific*	*Americas/ Europe*	*Total*
At 30 June 2002				
Residential mortgages	185,393	40,285	-	225,678
Hong Kong SAR Government's Home Ownership Scheme and Private Sector Participation Scheme and Tenants Purchase Scheme mortgages	59,135	-	-	59,135
Other personal	41,167	19,693	9	60,869
Total personal	285,695	59,978	9	345,682
Commercial, industrial and international trade	78,735	58,747	-	137,482
Commercial real estate	64,527	16,236	4	80,767
Other property-related lending	39,236	7,892	-	47,128
Government	4,914	4,192	-	9,106
Other commercial	51,397	29,587	-	80,984
Total corporate and commercial	238,809	116,654	4	355,467
Non-bank financial institutions	16,458	5,279	-	21,737
Settlement accounts	4,903	829	-	5,732
Total financial	21,361	6,108	-	27,469
Gross advances to customers	545,865	182,740	13	728,618
Suspended interest	(1,290)	(744)	-	(2,034)
Gross advances to customers net of suspended interest	544,575	181,996	13	726,584
Provisions for bad and doubtful debts	(9,918)	(8,377)	(4)	(18,299)
Net advances to customers	534,657	173,619	9	708,285

13. Analysis of advances to customers based on categories used by the HSBC Group *(continued)*

Figures in HK$m	*Hong Kong*	*Rest of Asia-Pacific*	*Americas/ Europe*	*Total*
At 30 June 2001				
Residential mortgages	175,580	25,409	-	200,989
Hong Kong SAR Government's Home Ownership Scheme and Private Sector Participation Scheme and Tenants Purchase Scheme mortgages	62,885	-	-	62,885
Other personal	37,019	13,616	8	50,643
Total personal	275,484	39,025	8	314,517
Commercial, industrial and international trade	82,404	58,031	-	140,435
Commercial real estate	64,384	16,151	6	80,541
Other property-related lending	30,642	6,589	-	37,231
Government	678	2,604	-	3,282
Other commercial	54,208	28,889	-	83,097
Total corporate and commercial	232,316	112,264	6	344,586
Non-bank financial institutions	12,237	4,344	-	16,581
Settlement accounts	2,743	475	-	3,218
Total financial	14,980	4,819	-	19,799
Gross advances to customers	522,780	156,108	14	678,902
Suspended interest	(2,553)	(971)	-	(3,524)
Gross advances to customers net of suspended interest	520,227	155,137	14	675,378
Provisions for bad and doubtful debts	(13,188)	(9,787)	(6)	(22,981)
Net advances to customers	507,039	145,350	8	652,397

13. Analysis of advances to customers based on categories used by the HSBC Group *(continued)*

Figures in HK$m	*Hong Kong*	*Rest of Asia-Pacific*	*Americas/ Europe*	*Total*
At 31 December 2001				
Residential mortgages	179,919	30,274	-	210,193
Hong Kong SAR Government's Home Ownership Scheme and Private Sector Participation Scheme and Tenants Purchase Scheme mortgages	63,335	-	-	63,335
Other personal	37,536	16,363	7	53,906
Total personal	280,790	46,637	7	327,434
Commercial, industrial and international trade	75,314	59,517	-	134,831
Commercial real estate	66,051	16,830	4	82,885
Other property-related lending	36,725	6,993	-	43,718
Government	4,233	4,269	-	8,502
Other commercial	49,502	31,728	-	81,230
Total corporate and commercial	231,825	119,337	4	351,166
Non-bank financial institutions	12,051	4,954	-	17,005
Settlement accounts	1,547	550	-	2,097
Total financial	13,598	5,504	-	19,102
Gross advances to customers	526,213	171,478	11	697,702
Suspended interest	(1,673)	(952)	-	(2,625)
Gross advances to customers net of suspended interest	524,540	170,526	11	695,077
Provisions for bad and doubtful debts	(10,946)	(9,570)	(4)	(20,520)
Net advances to customers	513,594	160,956	7	674,557

13. Analysis of advances to customers based on categories used by the HSBC Group *(continued)*

Advances to customers increased by HK$33.7 billion, or 5.0 per cent, since December 2001.

Advances in Hong Kong grew by HK$21.1 billion, or 4.1 per cent, since the end of 2001 against a background of intense mortgage price competition and subdued loan demand for corporate lending. In the bank in Hong Kong, advances to customers grew by HK$17.4 billion, or 6.0 per cent, since December 2001, with increases in residential mortgages and other personal lending, trade finance, settlement accounts and reverse repurchase transactions with treasury customers. There was a reduction in lending under the Government Home Ownership Scheme ('GHOS') following the suspension in the second half of 2001 of the sale of new homes under this scheme. Advances in Hang Seng Bank grew by 1.5 per cent since December 2001, with an increase in corporate and commercial lending, reflecting efforts to develop business with middle market and smaller enterprises and also increased working capital financing provided to large corporations in the public utility and property development sectors. Increases in residential mortgages and other personal lending were more than offset by a reduction in lending under GHOS. The market share of loans for use in Hong Kong for the HSBC Group as a whole was up approximately two per cent over the last 12 months including gains in residential mortgages, credit cards and other consumer lending, although the market share of GHOS was lower.

In the rest of the Asia-Pacific region, advances to customers increased by HK$12.7 billion, or 7.9 per cent, since the end of 2001. At constant exchange rates the increase was HK$2.7 billion or 1.7 per cent. Excluding the effect of the weaker Hong Kong dollar, there has been an increase of HK$8.8 billion, or 18.8 per cent, in personal lending as a result of the growth in our Personal Financial Services business in a number of countries during the first half of this year. Personal lending has increased by 44.8 per cent since June 2001 at constant exchange rates. Over the last 12 months, mortgage portfolios have grown by 47.1 per cent with a marked increase in HSBC Bank Australia reflecting the acquisition of the former NRMA Building Society in November 2001, and increases in the bank in Taiwan, Singapore, New Zealand, Korea and India. Card lending has increased by 41.8 per cent since the end of the first half of 2001 with increases in HSBC Bank Australia, and in the bank in Taiwan and Indonesia. Other personal lending increased by 38.2 per cent mainly in HSBC Bank Australia and in the bank in Singapore. Corporate and commercial lending continued to decline reflecting subdued loan demand in view of the uncertainties in the regional economies, with reductions mainly in the bank in Singapore.

Total personal lending represented 47.4 per cent of total gross advances to customers at 30 June 2002 compared with 46.9 per cent at 31 December 2001 and 46.3 per cent at 30 June 2001.

14. Analysis of advances to customers by geographical area according to the location of counterparties, after risk transfer

Figures in HK$m	*Hong Kong*	*Rest of Asia-Pacific*	*Americas/ Europe*	*Others*	*Total*
At 30 June 2002					
Gross advances to customers, net of suspended interest	**501,864**	**166,079**	**55,545**	**3,096**	**726,584**
Overdue advances to customers	**8,678**	**6,856**	**1,026**	**14**	**16,574**
Non-performing advances to customers	**12,774**	**11,083**	**2,440**	**16**	**26,313**
At 30 June 2001					
Gross advances to customers, net of suspended interest	482,982	145,865	43,347	3,184	675,378
Overdue advances to customers	12,577	8,409	1,961	40	22,987
Non-performing advances to customers	15,933	13,818	2,673	40	32,464
At 31 December 2001					
Gross advances to customers, net of suspended interest	488,222	157,329	46,752	2,774	695,077
Overdue advances to customers	11,059	7,649	1,467	1	20,176
Non-performing advances to customers	13,675	12,309	3,115	-	29,099

15. Analysis of advances to customers by industry sector based on categories and definitions used by the Hong Kong Monetary Authority ('HKMA')

The following analysis of advances to customers is based on the categories contained in the 'Quarterly Analysis of Loans and Advances and Provisions' return required to be submitted to the HKMA by branches of the bank and by banking subsidiary companies in Hong Kong and is shown net of suspended interest.

Figures in HK$m	***At 30 June 2002***	*At 30 June 2001*	*At 31 December 2001*
Gross advances to customers for use in Hong Kong			
Industrial, commercial and financial			
Property development	**43,260**	39,602	43,770
Property investment	**68,834**	64,085	67,588
Financial concerns	**10,456**	10,532	10,485
Stockbrokers	**773**	513	445
Wholesale and retail trade	**24,881**	23,533	22,231
Manufacturing	**9,048**	9,463	9,182
Transport and transport equipment	**29,561**	28,859	29,950
Others	**48,730**	42,470	37,542
	235,543	219,057	221,193
Individuals			
Advances for the purchase of flats under the Hong Kong SAR Government's Home Ownership Scheme and Private Sector Participation and Tenants Purchase Scheme	**59,130**	62,885	63,335
Advances for the purchase of other residential properties	**169,236**	158,375	163,467
Credit card advances	**17,956**	15,877	17,051
Others	**21,934**	20,418	19,939
	268,256	257,555	263,792

15. Analysis of advances to customers by industry sector based on categories and definitions used by the Hong Kong Monetary Authority ('HKMA') *(continued)*

Figures in HK$m	***At 30 June 2002***	*At 30 June 2001*	*At 31 December 2001*
Gross advances to customers for use in Hong Kong	**503,799**	476,612	484,985
Trade finance	**34,639**	34,827	30,910
Gross advances to customers for use outside Hong Kong made by branches of the bank and subsidiary companies in Hong Kong	**6,137**	8,788	8,645
Gross advances to customers made by branches of the bank and subsidiary companies in Hong Kong	**544,575**	520,227	524,540
Gross advances to customers made by branches of the bank and subsidiary companies outside Hong Kong			
- rest of Asia-Pacific	**181,996**	155,137	170,526
- Americas/Europe	**13**	14	11
Gross advances to customers net of suspended interest	**726,584**	675,378	695,077

An explanation of the significant differences between the categories of advances and their definitions used by the HSBC Group and those used by the HKMA is given on pages 15-16 of the Annual Report and Accounts for 2001.

16. Cross-border exposure

The country risk exposures shown below are prepared in accordance with the Bank of England Country Exposure Report (Form C1) and the HKMA Return of Cross-Border Claims (MA(BS)9) guidelines.

Cross-border claims are on-balance sheet exposures to counterparties based on the location of the counterparties after taking into account the transfer of risk.

The tables show claims on individual countries or areas, after risk transfer, amounting to 10 per cent or more of the aggregate cross-border claims.

Cross-border risk is controlled centrally through a well-developed system of country limits and is frequently reviewed to avoid concentration of transfer, economic or political risk.

Figures in HK$m	***Banks and other financial institutions***	***Public sector entities***	***Other***	***Total***
At 30 June 2002				
Americas				
United States	**19,527**	**46,078**	**22,558**	**88,163**
Other	**31,105**	**14,590**	**19,022**	**64,717**
	50,632	**60,668**	**41,580**	**152,880**
Europe				
Germany	**72,687**	**1,873**	**3,909**	**78,469**
Other	**173,599**	**3,519**	**42,491**	**219,609**
	246,286	**5,392**	**46,400**	**298,078**
Asia-Pacific excluding Hong Kong	**83,810**	**52,699**	**54,183**	**190,692**
At 31 December 2001				
Americas				
United States	21,656	35,497	24,762	81,915
Other	37,105	12,202	20,416	69,723
	58,761	47,699	45,178	151,638
Europe				
Germany	83,839	1,408	1,918	87,165
Other	212,484	3,411	31,272	247,167
	296,323	4,819	33,190	334,332
Asia-Pacific excluding Hong Kong	87,673	45,633	55,276	188,582

17. Current, savings and other deposits

Figures in HK$m	***At 30 June 2002***	*At 30 June 2001*	*At 31 December 2001*
Customer accounts	**1,345,567**	1,292,634	1,319,968
Certificates of deposit in issue	**63,000**	44,818	54,329
Other debt securities in issue	**10,509**	4,219	3,822
	1,419,076	1,341,671	1,378,119

In Hong Kong, customer accounts decreased by HK$7.2 billion, or 0.7 per cent, since the end of 2001 reflecting the deflationary economy. The HSBC Group in Hong Kong has maintained its overall market share of total Hong Kong dollar and foreign currency deposits in the first half of this year. There was some reduction in personal account balances as customers moved funds to investment products marketed by both the bank and Hang Seng Bank. There was a movement of funds from time deposits to current and savings accounts in both banks as customers preferred liquidity in an uncertain and low interest rate environment.

In the rest of the Asia-Pacific region, customer accounts increased by HK$33.3 billion, or 14.5 per cent, since the end of 2001. At constant exchange rates the increase was HK$19.5 billion or 8.5 per cent. Customer deposits from commercial and corporate banking businesses increased by 20.4 per cent at constant exchange rates, with increases in the bank in Japan, Taiwan, Korea, China, Singapore and India. There has been encouraging growth in personal deposits in a number of countries since the end of 2001.

The increase in certificates of deposit in issue compared with December 2001 was mainly in the bank in Hong Kong and related to the capital guaranteed funds launched by the group.

The group's advances-to-deposits ratio improved to 49.9 per cent at 30 June 2002 from 48.9 per cent at 31 December 2001 reflecting advances to customers increasing at a faster rate than the increase in customer deposits.

18. Reserves

Figures in HK$m	***At 30 June 2002***	*At 30 June 2001*	*At 31 December 2001*
Share premium account	**3,895**	3,893	3,892
Revaluation reserves			
- Premises revaluation reserve	**9,905**	12,316	10,011
- Investment properties revaluation reserve	**2,138**	2,325	2,138
- Long-term equity investments revaluation reserve	**1,815**	2,404	2,171
	13,858	17,045	14,320
Retained profits	**24,527**	46,239	19,980
	42,280	67,177	38,192

19. Contingent liabilities, commitments and derivatives

Figures in HK$m	*Contract amount*	*Credit equivalent amount*	*Risk-weighted amount*
At 30 June 2002			
Contingent liabilities			
- Acceptances and endorsements	13,429	2,906	2,811
- Guarantees	88,242	75,771	36,687
- Other	64	64	64
	101,735	78,741	39,562
Commitments			
- Documentary credits and short-term trade-related transactions	43,606	10,486	8,570
- Forward asset purchases and forward forward deposits placed	5	5	5
- Undrawn note issuing and revolving underwriting facilities	-	-	-
- Undrawn formal standby facilities, credit lines and other commitments to lend:			
- one year and over	45,557	22,778	21,408
- under one year	482,535	-	-
	571,703	33,269	29,983
Exchange rate contracts			
- Spot and forward foreign exchange	1,929,757	41,602	9,851
- Other exchange rate contracts	419,708	18,799	5,512
	2,349,465	60,401	15,363
Interest rate contracts			
- Interest rate swaps	1,566,882	30,970	7,518
- Other interest rate contracts	603,692	1,089	302
	2,170,574	32,059	7,820
Other derivative contracts	7,006	2,489	1,253
Impact of counterparty netting agreements on derivatives' exposure	-	(40,253)	(8,194)

19. Contingent liabilities, commitments and derivatives *(continued)*

Figures in HK$m	*Contract amount*	*Credit equivalent amount*	*Risk-weighted amount*
At 30 June 2001			
Contingent liabilities			
- Acceptances and endorsements	12,359	2,496	2,393
- Guarantees	57,526	47,499	32,484
- Other	25	25	25
	69,910	50,020	34,902
Commitments			
- Documentary credits and short-term trade-related transactions	41,696	9,237	8,150
- Forward asset purchases and forward forward deposits placed	1,055	1,055	195
- Undrawn note issuing and revolving underwriting facilities	546	273	273
- Undrawn formal standby facilities, credit lines and other commitments to lend:			
- one year and over	45,723	22,862	21,650
- under one year	451,539	-	-
	540,559	33,427	30,268
Exchange rate contracts			
- Spot and forward foreign exchange	2,103,937	36,860	8,511
- Other exchange rate contracts	256,237	15,201	4,435
	2,360,174	52,061	12,946
Interest rate contracts			
- Interest rate swaps	1,166,779	20,367	4,861
- Other interest rate contracts	487,789	553	138
	1,654,568	20,920	4,999
Other derivative contracts	783	90	56
Impact of counterparty netting agreements on derivatives' exposure	-	(21,308)	(4,435)

19. Contingent liabilities, commitments and derivatives *(continued)*

Figures in HK$m	*Contract amount*	*Credit equivalent amount*	*Risk-weighted amount*
At 31 December 2001			
Contingent liabilities			
- Acceptances and endorsements	11,148	2,254	2,161
- Guarantees	72,842	62,022	33,004
- Other	28	28	28
	84,018	64,304	35,193
Commitments			
- Documentary credits and short-term trade-related transactions	34,348	8,208	6,715
- Forward asset purchases and forward forward deposits placed	1,441	1,441	288
- Undrawn note issuing and revolving underwriting facilities	-	-	-
- Undrawn formal standby facilities, credit lines and other commitments to lend:			
- one year and over	49,587	24,793	21,054
- under one year	461,405	-	-
	546,781	34,442	28,057
Exchange rate contracts			
- Spot and forward foreign exchange	1,899,434	37,157	8,812
- Other exchange rate contracts	310,080	19,853	5,670
	2,209,514	57,010	14,482
Interest rate contracts			
- Interest rate swaps	1,323,477	26,532	6,303
- Other interest rate contracts	544,706	886	256
	1,868,183	27,418	6,559
Other derivative contracts	2,277	804	264
Impact of counterparty netting agreements on derivatives' exposure	-	(27,915)	(5,844)

The tables above give the nominal contract amounts, credit equivalent amounts and risk-weighted amounts of off-balance sheet transactions. The credit equivalent amounts are calculated for the purposes of deriving the risk-weighted amounts. These are assessed in accordance with the Third Schedule of the Banking Ordinance on capital adequacy and depend on the status of the counterparty and the maturity characteristics. The risk weights used range from 0 per cent to 100 per cent for contingent liabilities and commitments, from 0 per cent to 50 per cent for exchange rate and interest rate contracts, and from 0 per cent to 100 per cent for other derivative contracts. The group has executed close-out netting agreements with certain counterparties, which allow for positive and negative mark-to-market values on different transactions to be offset and settled by a single payment in the event of default by either party. These have been taken into account in calculating total risk-weighted amounts.

19. Contingent liabilities, commitments and derivatives *(continued)*

Contingent liabilities and commitments are credit-related instruments which include acceptances, letters of credit, guarantees and commitments to extend credit. The contract amounts represent the amounts at risk should the contract be fully drawn upon and the client default. Since a significant portion of guarantees and commitments is expected to expire without being drawn upon, the total of the contract amounts is not representative of future liquidity requirements.

Derivatives arise from futures, forward, swap and option transactions undertaken by the group in the foreign exchange, interest rate and equity markets. The contract amounts of these instruments indicate the volume of transactions outstanding at the balance sheet date; they do not represent amounts at risk.

Replacement cost of contracts

Figures in HK$m	***At 30 June 2002***	*At 30 June 2001*	*At 31 December 2001*
Exchange rate contracts	**35,105**	24,632	26,969
Interest rate contracts	**27,272**	17,544	24,027
Other derivative contracts	**230**	12	21
	62,607	42,188	51,017
Less: netting adjustments	**(29,354)**	(14,776)	(19,773)
	33,253	27,412	31,244

The replacement cost of contracts represents the mark-to-market assets on all contracts with a positive value, i.e. an asset to the group. This comprises the mark-to-market assets on contracts with third parties and fellow subsidiary companies included in the balance sheet in 'Other assets', and on accrual accounted contracts which are not marked-to-market in the balance sheet.

Replacement cost is a close approximation of the credit risk for these contracts as at the balance sheet date. The actual credit risk is measured internally as the sum of positive mark-to-market values and an estimate for the future fluctuation risk, using a future risk factor.

The netting adjustments represent amounts where the group has in place legally enforceable rights of offset with individual counterparties where there is a right to offset the gross amount of positive mark-to-market assets with any negative mark-to-market liabilities with the same customer. These offsets are recognised by the Hong Kong Monetary Authority in the calculation of risk assets for the capital adequacy ratio.

20. Foreign exchange exposure

The group had the following structural foreign currency exposures which exceeded 10 per cent of the net structural foreign currency exposure in all currencies:

Figures in HK$m	*Net structural position*
At 30 June 2002	
Singapore dollar	**3,547**
United States dollar	**(40,271)**
At 30 June 2001	
Australian dollar	1,056
Indian rupee	1,841
Korea won	1,662
Philippine peso	762
Singapore dollar	4,551
Thai baht	1,092
Taiwan dollar	545
United States dollar	(14,177)
At 31 December 2001	
United States dollar	(39,680)

The group's US dollar non-structural foreign currency position exceeded 10 per cent of the group's net foreign currency non-structural positions in all currencies and was made up as follows:

	US$ non-structural position		
Figures in HK$m	***At 30 June 2002***	*At 30 June 2001*	*At 31 December 2001*
Spot assets	**798,264**	733,900	809,254
Spot liabilities	**(729,620)**	(653,852)	(701,270)
Forward purchases	**1,097,335**	1,197,895	1,115,011
Forward sales	**(1,091,666)**	(1,205,733)	(1,151,384)
Net options position	**(377)**	(261)	306
	73,936	71,949	71,917

21. Reconciliation of operating profit to cash (used in)/generated from operations

Figures in HK$m	***Half-year ended 30 June 2002***	*Half-year ended 30 June 2001*
Operating profit	**16,851**	17,328
Interest on loan capital	**398**	529
Depreciation and amortisation	**1,030**	998
Provisions for bad and doubtful debts	**1,280**	595
Advances written off net of recoveries	**(3,605)**	(1,775)
Other provisions for liabilities and charges	**333**	189
Provisions utilised	**(243)**	(61)
Income on long-term investments	**(6,003)**	(7,229)
Net cash inflow from trading activities	**10,041**	10,574
Change in treasury bills with original term to maturity of more than three months	**(12,935)**	18,698
Change in placings with banks maturing after one month	**9,439**	50,294
Change in certificates of deposit with original term to maturity of more than three months	**(9,055)**	(3,344)
Change in securities held for dealing purposes	**(12,362)**	(19,984)
Change in advances to customers	**(31,546)**	1,501
Change in amounts due from fellow subsidiary companies	**(2,000)**	932
Change in other assets	**(8,606)**	32,433
Change in current, savings and other deposit accounts	**40,957**	(54,031)
Change in deposits by banks	**(5,748)**	7,374
Change in amounts due to fellow subsidiary companies	**(459)**	3,604
Change in amounts due to ultimate holding company	**107**	(228)
Change in other liabilities	**17,411**	1,691
Exchange adjustments	**893**	(695)
Cash (used in)/generated from operations	**(3,863)**	48,819

22. Analysis of cash and cash equivalents

a. Changes in cash and cash equivalents during the period

Figures in HK$m	***Half-year ended 30 June 2002***	*Half-year ended 30 June 2001*
Balance at beginning of period	**314,206**	399,815
Net cash outflow before the effect of foreign exchange movements	**(39,597)**	(33,673)
Effect of foreign exchange movements	**5,338**	(6,499)
Balance at end of period	**279,947**	359,643

b. Analysis of balances of cash and cash equivalents as classified in the consolidated balance sheet

Figures in HK$m	***Half-year ended 30 June 2002***	*Half-year ended 30 June 2001*
Cash in hand and current balances with banks	**29,434**	21,268
Placings with banks	**187,351**	271,475
Treasury bills	**61,844**	64,005
Certificates of deposit	**1,318**	2,895
	279,947	359,643

c. Analysis of net outflow of cash and cash equivalents in respect of acquisition of and increased shareholding in subsidiary companies

Figures in HK$m	***Half-year ended 30 June 2002***	*Half-year ended 30 June 2001*
Cash consideration	**(183)**	(391)
Cash and cash equivalents acquired	**7**	219
	(176)	(172)

d. Analysis of net outflow of cash and cash equivalents in respect of sale of subsidiary companies

Figures in HK$m	***Half-year ended 30 June 2002***	*Half-year ended 30 June 2001*
Sale proceeds	**1**	-
Cash and cash equivalents transferred	**(1)**	(23,599)
	-	(23,599)

23. Segmental analysis

The allocation of earnings reflects the benefits of shareholders' funds to the extent that these are actually allocated to businesses in the segment by way of intra-group capital and funding structures. Common costs are included in segments on the basis of the actual recharges made. Geographical information has been classified by the location of the principal operations of the subsidiary company or, in the case of the bank, by the location of the branch responsible for reporting the results or advancing the funds. Due to the nature of the group structure, the analysis of profits shown below includes intra-group items between geographical regions.

Profit and loss account:

Figures in HK$m	*Hong Kong*	*Rest of Asia-Pacific*	*Americas/ Europe*	*Total*
Half-year ended 30 June 2002				
Interest income	22,465	7,995	236	30,696
Interest expense	(6,743)	(4,037)	(200)	(10,980)
Net interest income	15,722	3,958	36	19,716
Dividend income	81	6	3	90
Fees and commissions receivable	5,204	2,107	2	7,313
Fees and commissions payable	(731)	(549)	(3)	(1,283)
Dealing profits	266	900	-	1,166
Rental income from investment properties	120	1	-	121
Other	1,703	156	-	1,859
Operating income	22,365	6,579	38	28,982
Operating expenses	(7,481)	(3,449)	(20)	(10,950)
Operating profit before provisions	14,884	3,130	18	18,032
Provisions for bad and doubtful debts	(947)	(333)	-	(1,280)
Provisions for contingent liabilities and commitments	32	67	-	99
Operating profit	13,969	2,864	18	16,851
Profit on tangible fixed assets and long-term investments	301	25	-	326
Deficits on property revaluation	-	-	-	-
Share of profits less losses of associated companies	63	-	-	63
Profit on ordinary activities before tax	14,333	2,889	18	17,240
Tax on profit on ordinary activities	(1,964)	(542)	(4)	(2,510)
Profit on ordinary activities after tax	12,369	2,347	14	14,730
Minority interests	(1,976)	(1)	-	(1,977)
Profit attributable to shareholders	10,393	2,346	14	12,753

23. Segmental analysis *(continued)*

Profit and loss account:

Figures in HK$m	*Hong Kong*	*Rest of Asia-Pacific*	*Americas/ Europe*	*Total*
Half-year ended 30 June 2001				
Interest income	40,026	9,859	343	50,228
Interest expense	(24,053)	(6,375)	(298)	(30,726)
Net interest income	15,973	3,484	45	19,502
Dividend income	96	8	8	112
Fees and commissions receivable	4,823	1,825	9	6,657
Fees and commissions payable	(746)	(383)	(4)	(1,133)
Dealing profits	935	1,004	(2)	1,937
Rental income from investment properties	129	1	-	130
Other	1,515	155	1	1,671
Operating income	22,725	6,094	57	28,876
Operating expenses	(7,678)	(3,216)	(23)	(10,917)
Operating profit before provisions	15,047	2,878	34	17,959
Provisions for bad and doubtful debts	(686)	60	31	(595)
Provisions for contingent liabilities and commitments	17	(53)	-	(36)
Operating profit	14,378	2,885	65	17,328
Profit on tangible fixed assets and long-term investments	1,243	15	15	1,273
Deficits on property revaluation	-	-	-	-
Share of profits less losses of associated companies	90	-	-	90
Profit on ordinary activities before tax	15,711	2,900	80	18,691
Tax on profit on ordinary activities	(1,775)	(602)	(9)	(2,386)
Profit on ordinary activities after tax	13,936	2,298	71	16,305
Minority interests	(2,091)	-	-	(2,091)
Profit attributable to shareholders	11,845	2,298	71	14,214

23. Segmental analysis *(continued)*

Profit and loss account:

Figures in HK$m	*Hong Kong*	*Rest of Asia-Pacific*	*Americas/ Europe*	*Total*
Half-year ended 31 December 2001				
Interest income	28,538	8,794	258	37,590
Interest expense	(12,563)	(5,037)	(218)	(17,818)
Net interest income	15,975	3,757	40	19,772
Dividend income	104	8	1	113
Fees and commissions receivable	5,116	1,928	5	7,049
Fees and commissions payable	(702)	(403)	(4)	(1,109)
Dealing profits	487	1,025	-	1,512
Rental income from investment properties	130	1	-	131
Other	1,649	167	-	1,816
Operating income	22,759	6,483	42	29,284
Operating expenses	(8,246)	(3,394)	(18)	(11,658)
Operating profit before provisions	14,513	3,089	24	17,626
Provisions for bad and doubtful debts	(845)	(834)	17	(1,662)
Provisions for contingent liabilities and commitments	32	(74)	-	(42)
Operating profit	13,700	2,181	41	15,922
Profit on tangible fixed assets and long-term investments	27	(11)	-	16
Surplus/(deficits) on property revaluation	4	(40)	-	(36)
Share of profits less losses of associated companies	42	-	-	42
Profit on ordinary activities before tax	13,773	2,130	41	15,944
Tax on profit on ordinary activities	(1,737)	(351)	(5)	(2,093)
Profit on ordinary activities after tax	12,036	1,779	36	13,851
Minority interests	(1,832)	4	-	(1,828)
Profit attributable to shareholders	10,204	1,783	36	12,023

Interest income and interest expense for the first half of 2002 include intra-group interest of HK$1,269 million (first half of 2001: HK$2,455 million; second half of 2001: HK$1,777 million). Fees and commissions receivable and fees and commissions payable for the first half of 2002 include intra-group fees of HK$60 million (first half of 2001: HK$16 million; second half of 2001: HK$56 million). Other operating income and operating expenses for the first half of 2002 include intra-group items of HK$298 million (first half of 2001: HK$260 million; second half of 2001: HK$275 million).

24. Capital adequacy

The table below sets out an analysis of regulatory capital and capital adequacy ratios for the group.

Figures in HK$m	***At 30 June 2002***	*At 30 June 2001*	*At 31 December 2001*
Composition of capital			
Tier 1:			
Shareholders' funds	**93,226**	88,435	83,129
Less: proposed dividends	**(6,000)**	(5,000)	-
property revaluation reserves	**(12,043)**	(14,641)	(12,149)
long-term equity investments revaluation reserve	**(1,815)**	(2,404)	(2,171)
term preference shares	**(3,899)**	(3,896)	(3,896)
goodwill	**(668)**	(327)	(652)
Minority interests[†]	**15,595**	15,970	15,495
Total qualifying tier 1 capital	**84,396**	78,137	79,756
Tier 2:			
Property revaluation reserves (@70%)[††]	**7,977**	7,977	7,977
Long-term equity investments revaluation reserve (@70%)	**1,270**	1,683	1,520
General provisions	**4,962**	4,873	4,939
Perpetual subordinated debt	**12,285**	12,285	12,282
Term subordinated debt	**3,231**	3,375	3,082
Term preference shares	**3,899**	3,896	3,896
Total qualifying tier 2 capital	**33,624**	34,089	33,696
Investments in associated companies	**(1,539)**	(1,608)	(1,566)
Investments in unconsolidated subsidiary companies	**(2,463)**	(2,212)	(2,200)
Investments in other banks	**(498)**	(600)	(515)
Total capital	**113,520**	107,806	109,171
Risk-weighted assets	**866,638**	819,198	836,946

[†] *After deduction of minority interests in unconsolidated subsidiary companies.*

[††] *Capped at 31 December 1998 amount.*

24. Capital adequacy *(continued)*

The group's capital adequacy ratios adjusted for market risks calculated in accordance with the Hong Kong Monetary Authority Guideline on 'Maintenance of Adequate Capital Against Market Risks' are as follows:

	At 30 June 2002	*At 30 June 2001*	*At 31 December 2001*
Total capital	**13.1%**	13.2%	13.0%
Tier 1 capital	**9.7%**	9.5%	9.5%

The group's capital adequacy ratios calculated in accordance with the provisions of the Third Schedule of the Banking Ordinance which does not take into account market risk are as follows:

Total capital	**12.8%**	13.1%	12.8%
Tier 1 capital	**9.5%**	9.5%	9.3%

25. Liquidity ratio

The Banking Ordinance requires banks operating in Hong Kong to maintain a minimum liquidity ratio, calculated in accordance with the provisions of the Fourth Schedule of the Banking Ordinance, of 25 per cent. This requirement applies separately to the Hong Kong branches of the bank and to those subsidiary companies which are Authorised Institutions under the Banking Ordinance in Hong Kong.

	Half-year ended 30 June 2002	*Half-year ended 30 June 2001*	*Half-year ended 31 December 2001*
The average liquidity ratio for the period was as follows:			
Hong Kong branches of the bank	**50.8%**	54.6%	54.1%

26. Accounting policies

The accounting policies adopted are consistent with those described in the Annual Report and Accounts for 2001 except for the accounting and disclosure for employee benefits which have been amended in accordance with Hong Kong Statement of Standard Accounting Practice 34 ('HK SSAP 34') on Employee Benefits.

26. Accounting policies *(continued)*

In prior years, contributions to defined benefit schemes were made in accordance with the advice of qualified actuaries so as to recognise the cost of retirement benefits on a systematic basis over the employees' service lives and were charged to the profit and loss account for the year. Following the implementation of HK SSAP 34, the retirement benefit cost of defined benefit schemes charged to the current period profit and loss account is determined by calculating the current service cost, interest cost and expected return on scheme assets in accordance with a set of actuarial assumptions and taking into account the amount of actuarial gains or losses required to be recognised. In addition, in accordance with HK SSAP 34, the transitional assets and liabilities in respect of defined benefit schemes as of 1 January 2002, calculated by estimating the amount of future benefit that the employees have earned in return for their service in the prior periods, discounted to present value, and deducting the fair value of the scheme assets, have been recognised through a prior year adjustment.

The effect of the above change in accounting policy was to increase 'Retained profits brought forward' by HK$576 million, being the net amount of transitional assets and liabilities at 1 January 2002, increase 'Other assets' by HK$757 million, increase 'Other liabilities' by HK$234 million, and decrease 'Minority interests' by HK$68 million at 30 June 2002.

---

27. Comparative figures

Certain comparative figures have been reclassified to conform with the current period's presentation.

---

28. Statutory accounts

The information in this news release is not audited and does not constitute statutory accounts.

Certain financial information in this news release is extracted from the statutory accounts for the year ended 31 December 2001 which have been delivered to the Registrar of Companies and the Hong Kong Monetary Authority. The Auditors expressed an unqualified opinion on those statutory accounts in their report dated 4 March 2002. The Annual Report and Accounts for the year ended 31 December 2001, which include the statutory accounts, can be obtained on request from Group Public Affairs, The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong, and may be viewed on our website: www.hsbc.com.

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29. Ultimate holding company

The Hongkong and Shanghai Banking Corporation Limited is an indirectly-held, wholly-owned subsidiary of HSBC Holdings plc.

30. Statement of compliance

The information in this news release for the half-year ended 30 June 2002 complies with the Hong Kong Statement of Standard Accounting Practice 25 on *Interim Financial Reporting* and the Hong Kong Monetary Authority's recommendations on *Interim Financial Disclosure by Authorised Institutions Incorporated in Hong Kong.*

Press enquiries:	David Hall	Telephone no: + 852 2822 1133
	Gareth Hewett	Telephone no: + 852 2822 4929
	Richard Beck	Telephone no: + 44 20 7260 6757
	Karen Ng	Telephone no: + 44 20 7260 9814

HSBC Holdings plc

Interim Report



The world's local bank

HSBC

Table of Contents

This document comprises the *Interim Report 2002* to shareholders and is being filed on Form 6-K with the US Securities and Exchange Commission ('SEC'), for HSBC Holdings plc and its subsidiary and associated undertakings. This Form 6-K is incorporated by reference into Form F-3 filed on 28 June 2002, registration number 333-92024.

HSBC HOLDINGS PLC

Incorporated in England with limited liability. Registered in England: number 617987

REGISTERED OFFICE AND GROUP HEAD OFFICE

8 Canada Square, London E14 5HQ, United Kingdom
Web: www.hsbc.com

Published by HSBC Holdings plc, London

Designed by Group Public Affairs, The Hongkong and Shanghai Banking Corporation Limited, Hong Kong

Printed by St Ives Westerham Press, Edenbridge, United Kingdom, on environmentally friendly paper manufactured from totally chlorine-free pulp and recycled fibres.

Stock number 22061-0

Financial Highlights

HSBC prepares its financial statements in accordance with UK Generally Accepted Accounting Principles ('UK GAAP'). It uses the US dollar as its reporting currency because the US dollar and currencies linked to it form the major currency bloc in which HSBC transacts its business. Following its listing on the New York Stock Exchange, HSBC also reconciles certain financial information to US Generally Accepted Accounting Principles ('US GAAP') which differ in certain respects from UK GAAP as explained on page 74. HSBC judges its own performance by comparing cash returns on cash invested. Cash basis items are derived by adjusting reported earnings to eliminate the impact of the amortisation of goodwill arising on acquisitions.

	Half-year to 30 June 2002	Half-year to 30 June 2001¶	Half-year to 31 December 2001¶
	US$m	US$m	US$m
For the period (cash basis)			
Operating profit before provisions	**5,957**	5,652	5,631
Profit on ordinary activities before tax	**5,458**	5,840	2,967
Profit attributable to shareholders	**3,681**	3,945	1,854
For the period (as reported)			
Operating profit before provisions	**5,561**	5,251	5,233
Profit on ordinary activities before tax	**5,057**	5,435	2,565
Profit attributable to shareholders	**3,280**	3,540	1,452
Dividends	**(1,929)**	(1,764)	(2,703)
At period-end			
Shareholders' funds	**51,178**	46,728	46,388
Capital resources	**55,440**	52,732	50,854
Customer accounts and deposits by banks	**532,233**	506,141	503,631
Total assets	**746,335**	692,191	696,245
Risk-weighted assets	**410,986**	386,054	391,478
	US$	US$	US$
Per share			
Cash earnings	**0.40**	0.43	0.20
Basic earnings	**0.35**	0.38	0.16
Diluted earnings	**0.35**	0.38	0.16
Dividend	**0.205**	0.19	0.29
Net asset value at period end	**5.42**	5.01	4.96
	At 30 June 2002	At 30 June 2001	At 31 December 2001
Share information			
US$0.50 ordinary shares in issue (million)	**9,450**	9,333	9,355
Market capitalisation	**US$109b**	US$110b	US$109b
Closing market price per share	**£7.55**	£8.43	£8.06

	HSBC	**Benchmark**
Total shareholder return to 30 June 2002*		
– over 1 year	**94**	**84**
– since 1 January 1999†	**167**	**115**

* *Total shareholder return ('TSR') is as defined on page 146 of the* Annual Report and Accounts 2001.

† *HSBC's governing objective is to beat the TSR of its defined peer group benchmark, with a minimum objective to achieve double TSR over a five-year period beginning on 1 January 1999.*

¶ *Figures for 2001 have been restated to reflect the adoption of UK Financial Reporting Standard 19 'Deferred Tax', details of which are set out in Note 1 on the Financial Statements on page 62.*

Financial Highlights (continued)

	Half-year to 30 June 2002	Half-year to 30 June 2001¶	Half-year to 31 December 2001¶
Performance ratios (annualised)	**%**	%	%
On a cash basis			
Return on invested capital†	**13.8**	15.2	7.2
Return on net tangible equity*	**23.3**	24.9	11.0
Post-tax return on average tangible assets	**1.18**	1.34	0.67
Post-tax return on average risk-weighted assets	**2.11**	2.35	1.17
Reported earnings after goodwill amortisation			
Return on average shareholders' funds	**13.7**	15.1	5.9
Post-tax return on average assets	**1.04**	1.20	0.54
Post-tax return on average risk-weighted assets	**1.90**	2.14	0.97
Efficiency and revenue mix ratios			
Cost:income ratio (excluding goodwill amortisation)	**54.5**	55.8	57.0
As a percentage of total operating income:			
– net interest income	**57.9**	56.2	57.6
– other operating income	**42.1**	43.8	42.4
– net fees and commissions	**29.4**	29.4	28.3
– dealing profits	**4.9**	6.8	6.2
Capital ratios			
– tier 1 capital	**9.7**	9.4	9.0
– total capital	**13.5**	13.7	13.0

Amounts in accordance with US GAAP

	US$m	US$m	US$m
Income statement for the period			
Net income available for ordinary shareholders	**1,456**	3,542	1,369
Other comprehensive income	**3,939**	(2,576)	1,137
Dividend	**(2,700)**	(2,627)	(1,764)
Balance sheet data at period-end			
Total assets	**747,501**	693,065	698,312
Shareholders' equity	**52,304**	47,315	48,444
	US$	US$	US$
Per ordinary share amounts			
Basic earnings	**0.16**	0.38	0.15
Diluted earnings	**0.15**	0.38	0.15
Cash earnings	**0.16**	0.45	0.23
Dividend	**0.290**	0.285	0.191
Net asset value at period end	**5.54**	5.10	5.18

* *Cash basis attributable profit divided by average shareholders' funds after deduction of average purchased goodwill.*

† *See page 16 for definition.*

¶ *Figures for 2001 have been restated to reflect the adoption of UK Financial Reporting Standard 19 'Deferred Tax', details of which are set out in Note 1 on the Financial Statements on page 62.*

Cautionary Statement Regarding Forward-Looking Statements

This *Interim Report* contains certain forward-looking statements with respect to the financial condition, results of operations and business of HSBC. These forward-looking statements represent HSBC's expectations or beliefs concerning future events and involve known and unknown risks and uncertainty that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. For example, certain of the market risk disclosures, some of which are only estimates and, therefore, could be materially different from actual results, are dependent on key model characteristics and assumptions and are subject to various limitations. Certain statements, such as those that include the words 'potential', 'value at risk', 'estimated', 'expects', 'anticipates', 'objective', 'intends', 'plans', 'believes', 'estimates', and similar expressions or variations on such expressions may be considered 'forward-looking statements'.

Written and/or oral forward-looking statements may also be made in the periodic reports to the Securities and Exchange Commission on Form 20-F, Forms 6-K, summary financial statements to shareholders, proxy statements, offering circulars and prospectuses, press releases and other written materials and in oral statements made by HSBC's Directors, officers or employees to third parties, including financial analysts.

Forward-looking statements involve inherent risks and uncertainties. Readers should be cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement. Forward-looking statements speak only as of the date they are made, and it should not be assumed that they have been revised or updated in the light of new information or future events. Trends and factors that are expected to affect HSBC's results of operations are described in the 'Financial Review'. A more detailed cautionary statement is given on page 5 of the *Annual Report and Accounts 2001*.

Presentation of Information

HSBC's Financial Statements and Notes thereon, as set out on pages 58 to 81, are prepared in accordance with UK GAAP, which differs in certain respects from US GAAP. For a discussion of significant differences between UK GAAP and US GAAP, and a reconciliation to US GAAP of certain amounts, see Note 24 of the 'Notes on the Financial Statements'. Unless otherwise stated, the numbers presented in this document have been prepared in accordance with UK GAAP.

Prior period comparatives have been restated to reflect the adoption of UK Financial Reporting Standard 19 'Deferred Tax', details of which are set out in Note 1 on page 62.

Certain Defined Terms

Unless the context requires otherwise, 'HSBC Holdings' means HSBC Holdings plc and 'HSBC' means HSBC Holdings together with its subsidiary undertakings. Within this document the Hong Kong Special Administrative Region of the People's Republic of China has been referred to as 'Hong Kong' or 'Hong Kong SAR'.

Where reference to constant currency is made, comparative data, as expressed in the functional currencies of HSBC's operations, have been translated at the exchange rates applied in the current period in respect of the profit and loss account or balance sheet as appropriate.

Recent Developments

Europe

On 7 June 2002, as part of its strategy of growing its retail banking business, CCF agreed to acquire 11 branches from Banque Worms in France. The purchase price will be up to €10 million in cash based on the retained value of the acquired business at the year-end 2002. The acquisition will be funded from CCF's own capital and was completed on 1 July 2002.

On 28 June 2002, Merrill Lynch HSBC ('MLHSBC') became a 100 per cent owned subsidiary of HSBC. MLHSBC was formed as a 50:50 joint venture between HSBC and Merrill Lynch in April 2000 to provide direct investment and banking services primarily over the internet to mass affluent investors outside the United States. The company currently operates in Australia, Canada and the United Kingdom.

MLHSBC has a licence to continue to use Merrill Lynch as part of its name, and for clients still to have access to Merrill Lynch research, for up to two and a half years from 28 June 2002.

HSBC Bank AS of Turkey has reached an agreement in principle with Boyner Holding A.S. to acquire its 100 per cent owned subsidiary, Benkar Tuketici Finansmani ve Kart Hizmetleri A.S ('Benkar'). HSBC proposes to purchase 100 per cent of the share capital in Benkar and its entire operations and assets, including the Advantage product, a combined instalment and loyalty card through which Benkar is a leading provider of consumer finance in Turkey with over one million customer card accounts and a network of 288 member merchants.

Rest of Asia-Pacific

In March 2002, HSBC Bank Malaysia Berhad acquired ABN AMRO Bank Berhad's retail mortgage portfolio in Malaysia, with a net book value of some RM250 million (US$65.8 million).

In July 2002, HSBC announced it is in discussions which may lead to it acquiring a minority investment in Ping An Insurance Company of China Limited. Ping An Insurance is a major life, property and casualty insurer in the People's Republic of China with over 20 million policyholders and some 21,500 employees.

North America

HSBC Holdings plc and AEA Investors Inc. ('AEA') have agreed in principle that HSBC will invest up to US$750 million over the next five years in a new US$1 billion plus private equity fund currently being organised by AEA. This new investment enhances HSBC's existing involvement in the private equity sector through entry to the US private equity market. HSBC will be a limited partner in the new AEA funds.

Working with HSBC's Private Banking business, HSBC USA Inc. has employed certain partners and staff of Arthur Andersen LLP's US Private Client Service Practice to join a new HSBC Private Client Services Group in the US serving the wealth and tax advisory needs of high net worth individuals.

Latin America

In July 2002, HSBC announced it was conducting due diligence on Grupo Financiero Bital ('GF Bital') with a view to considering whether to make an offer to acquire a controlling interest. GF Bital is one of Mexico's largest financial services groups with more than 1,380 branches and almost six million customers, the largest personal customer base in Mexico.

Legal Proceedings

HSBC, through a number of its subsidiary undertakings, is named in and is defending legal actions in various jurisdictions arising from its normal business. None of these proceedings is regarded as material litigation.

In relation to the 'Princeton Note Matter', as disclosed in Note 44 on the Financial Statements contained in HSBC's *Annual Report and Accounts 2001* ('the 2001 Report'), HSBC USA Inc has settled the civil law suits brought by 51 of the 53 Japanese plaintiffs. It has also resolved all of the previously reported regulatory and criminal investigations arising from the Princeton Note Matter. Further details are set out in Note 22 on the Financial Statements contained in this *Interim Report*.

Distribution of Results

By geographical region

	Half-year to 30 June 2002		Half-year to 30 June 2001*		Half-year to 31 December 2001*	
	US$m	**%**	US$m	%	US$m	%
Profit/(loss) before tax – cash basis						
Europe	**2,179**	**40.0**	2,377	40.7	1,805	60.9
Hong Kong	**1,900**	**34.8**	2,055	35.2	1,828	61.6
Rest of Asia-Pacific	**670**	**12.3**	638	10.9	458	15.4
North America	**652**	**11.9**	599	10.3	24	0.8
Latin America	**57**	**1.0**	171	2.9	(1,148)	(38.7)
HSBC profit on ordinary activities before tax – cash basis	**5,458**	**100.0**	5,840	100.0	2,967	100.0
Goodwill amortisation	**(401)**		(405)		(402)	
HSBC profit on ordinary activities before tax	**5,057**		5,435		2,565	
Tax on profit on ordinary activities	**(1,315)**		(1,359)		(629)	
Profit on ordinary activities after tax	**3,742**		4,076		1,936	
Minority interests	**(462)**		(536)		(484)	
Profit attributable	**3,280**		3,540		1,452	
Profit attributable – cash basis	**3,681**		3,945		1,854	

* *Figures for 2001 have been restated to reflect the adoption of UK Financial Reporting Standard 19 'Deferred Tax', details of which are set out in Note 1 on the Financial Statements on page 62.*

By line of business

	Half-year to 30 June 2002		Half-year to 30 June 2001		Half-year to 31 December 2001	
	US$m	**%**	US$m	%	US$m	%
Profit/(loss) before tax – cash basis						
Personal Financial Services	**1,879**	**34.4**	1,837	31.5	1,667	56.1
Commercial Banking	**1,503**	**27.5**	1,339	22.9	1,046	35.3
Corporate, Investment Banking and Markets	**1,941**	**35.6**	2,218	38.0	1,812	61.1
Private Banking	**234**	**4.3**	192	3.3	220	7.4
Other*	**(99)**	**(1.8)**	254	4.3	(1,778)	(59.9)
HSBC profit before tax – cash basis	**5,458**	**100.0**	5,840	100.0	2,967	100.0
Goodwill amortisation	**(401)**		(405)		(402)	
HSBC profit before tax	**5,057**		5,435		2,565	

* *Refer to page 38.*

Group Chairman's Comment

Our performance in the first half of 2002 showed once again the resilience of HSBC in difficult market conditions. Our geographical spread of businesses, together with our financial strength, conservatism and our straightforward character stood us in good stead. Operating profit before provisions grew by 6 per cent to US$5,561million. Reflecting this, the Board has approved a first interim dividend of US$0.205 per share, an increase of 8 per cent over last year's first interim dividend.

The mixed economic signals we referred to when reporting our full year results for 2001 continued throughout the first half of 2002. They provided the backdrop to significant swings in confidence which influenced financial markets during the half year. The unfolding of a number of corporate scandals, particularly in the United States, drove investors to seek capital protection rather than capital growth. In the corporate market, nervousness over continuing access to finance led companies to bolster their financial position, to focus on expenses and to defer investment spending.

In this environment, we concentrated on controlling costs and on extending the range of products we deliver to our core customer base. Compared with the first half of 2001 we added some US$300 million in revenues and held costs flat. Credit costs of US$715 million absorbed 12 per cent of cash basis operating profit before provisions, in line with 2001 (excluding the additional general provision for Argentina), reflecting a broadly stable experience in a difficult credit environment. Disposal gains of US$350 million were some 48 per cent or US$326 million lower than the equivalent period in 2001 which benefited from the sale of our stakes in British Interactive Broadcasting and Modern Terminals Limited. Accordingly, attributable profit for the first half of 2002 on a cash basis of US$3.7 billion was 7 per cent lower than the comparable period in 2001.

Our performance in the first half of 2002 also illustrated the continued development of HSBC in line with our strategy. In particular, there is evidence that the investment of recent years in electronic distribution channels, customer relationship management systems, and in training, is resulting in improved service for our customers and productivity for our shareholders. Furthermore, we are harnessing our international resources and capabilities to serve customer needs. The improved focus on our worldwide customer segments has resulted in stronger revenue generation. There has been progress in our business with all groups of customers.

Personal Financial Services

With confidence in equity markets eroding, customers have preferred to keep their funds readily available and the combination of higher deposits and shorter maturities improved our margins. At the same time, given the low yield on deposits, sales of unit trusts which offer capital protection were again very strong, particularly in Hong Kong. Economic uncertainty also encouraged sales of insurance products. With interest rates low and equity investment seen as volatile, real property activity boomed driving strong mortgage growth in the UK and the US. In Hong Kong the property market enjoyed a period of relative stability with some modest improvements in activity. Other consumer lending was also strong in the first half of 2002.

Perhaps the most significant long-term trend in our personal financial services business, however, is the increasing use by our customers of automated and electronic access channels for conducting their transactions. The benefits of this trend are evident. On average, internet customers source more products from the Group than non-internet customers. The internet is also contributing to lower operating costs and freeing up staff to handle more complex transactions.

- HSBC grew its deposit base successfully, in particular in the personal sector. In the UK savings balances grew by US$4.9 billion or 23 per cent.
- During the first half of 2002 we sold US$1.9 billion of capital protection products in Hong Kong, an increase of 58 per cent compared with the first half of 2001.
- In mainland China we advanced our preparations for the day when we can offer domestic retail banking services by obtaining licences for all our branches to transact foreign currency business with domestic retail customers.
- On a like for like basis revenues from sales of insurance products in the UK, US and Hong Kong at US$159 million, US$21million and US$123 million respectively were 26, 55 and 27 per cent higher than the levels achieved in the first half of 2001.

- In the UK we generated more than 64,000 mortgages, adding US$6.6 billion to mortgage lending. HSBC Bank plc was again winner of the What Mortgage Award for the best national bank over two, five and 10 years. In the US mortgages grew by US$1.7 billion or 11 per cent. In Hong Kong balances excluding the Government Home Ownership Scheme have grown by 5.6 per cent over the last twelve months. We achieved strong origination in Canada, Singapore, New Zealand, Korea, Taiwan and India.
- By 30 June 2002 we had 3.3 million registered internet users, up 33 per cent from 31 December 2001. In First Direct internet traffic has overtaken telephone traffic as the primary contact. Through our partnership with Yahoo! we were the lead sponsor of the China World Cup website which attracted 16 million visits to HSBC's mini site.

Commercial Banking

HSBC has perhaps the largest international middle market or small business customer base and this continued to provide opportunities for growth. For the first six months of 2002 the acquisitions of Banque Hervet in France and Demirbank in Turkey made full period contributions for the first time, both meeting our expectations. Trade flows in Asia began to pick up against the second half of last year and, with interest rates remaining low and domestic economies in Asia strengthening, credit costs remained low. In the UK much attention has been directed to the sector as a result of the Competition Commission Review of banking services to small and medium sized businesses.

- Although the conclusions of the Competition Commission Review were disappointing we were pleased that HSBC was ranked top for services provided on business accounts and for relationship management. HSBC UK customers are the most satisfied overall with their bank.
- The necessary actions to implement the pricing adjustments proposed by the Competition Commission are underway and will be in place by the end of this year. The cost to our shareholders is estimated at £80 million in a full year.
- Business internet banking was launched in Hong Kong, the USA and the UK.

Corporate, Investment Banking and Markets

Our services for Corporate and Institutional Banking clients were integrated in the first half of 2002. Our strategy for this business will ensure a greater focus on client needs and an improved ability to provide tailored financial solutions. Co-operation between all products and geographic areas is being strengthened and the fruits of these efforts are already becoming visible in the results of the business.

- Throughout the first half, equity markets remained difficult and market values declined. As part of our overall strategy, we have reorganised our corporate finance and equities business to provide a strong focus on our customers' requirements. We will continue to ensure that the resources applied to this business are appropriate to client needs.
- In Debt Capital Markets activities, HSBC ranked first in issuance in all currencies for UK and French corporates and all Asian issuers (excluding Japan). In addition, for the fifth consecutive year we achieved the 'Best at Treasury and Risk Management in Asia' Euromoney award for excellence.
- We led the IPO of Autoroutes du Sud de la France, the largest European IPO in the first half of 2002.
- We were privileged to be awarded the mandate to lead the first ever global Islamic bond which was issued on behalf of the Government of Malaysia, and was successfully completed in June.
- In our global custody business we again increased market share in Asia and reinforced our position as the largest UK based custodian.
- We continued to pursue our web-enabling initiatives and are a leading participant in FXall, which provides customers with access to an electronic trading platform offering foreign currency trade execution, access to research, and straight through processing.

Private Banking

Against a background of investment uncertainty, our Private Banking operations performed well, attracting net inflows over the last twelve months of US$14.8 billion and increasing fee and commission income by 6 per cent to US$316 million. We have

Group Chairman's Comment (continued)

substantially completed the co-ordination of our Private Banking businesses. Now we look forward to growing this business within HSBC.

Credit Quality

The credit environment was variable during the first half of 2002 as corporate profits fell and unemployment increased. However, our provisioning requirements remained substantially in line with those of 2001 (excluding last year's exceptional charge for Argentina) amounting on an annualised basis to 0.41 per cent of our loan book. 61 per cent of this net charge arose from personal lending, in line with our expectations as we grow this higher margin business. The stability of our bad debt charge reflects the continuing benefit to our customers of historically low interest rates. We also benefited from a relatively modest exposure to the US telecommunications and technology sectors and to US high yield debt. Credit costs in the first half of 2002 remained below what we would regard as the trend level for this part of the economic cycle and therefore we remain cautious.

Argentina

The situation in Argentina remains of great concern but we do not need at present to revise the provisioning we made at the end of last year. The principal deterioration in the first half of 2002 has been in relation to events we cannot control, such as the impact of judicial orders or 'amparos' allowing certain depositors to circumvent the mandatory pesification rules and recover their historic US dollar deposits at current exchange rates. This has been the major factor contributing to the attributable loss of US$61 million arising in the first half of 2002.

On the positive side we have recovered 25 per cent of personal and corporate credit outstanding at 31 December 2001 and renegotiation of all contractual arrangements is now proceeding. Government approval for the issue of compensation bonds to address the impact of the asymmetrical pesification has now been finalised and the bonds are expected to be issued later this year. We have taken no benefit from these bonds as they are not issued and therefore there is no reliable basis of valuation. We hope that the continuing dialogue with the IMF can be concluded satisfactorily. We cannot discount the risk of further deterioration, however.

Share Based Payments

Currently, there is considerable debate internationally about the proper accounting for share option plans. HSBC benefits from the use of share option plans to align the interests of employees and shareholders. Our Savings Related Share Option Plan (SRSOP) is the only one of our plans to offer an option over shares at a discount to market prices. This is offered to all our employees (subject to a service condition) and has over 70,000 participants, almost 45 per cent of our employee base. We support moves at the International Accounting Standards Board and from some leading US corporates to reflect the cost of such schemes through earnings. We have been doing so in our US GAAP numbers since 1997 and in Note 24 to this Interim Report we disclose that the expense in the first six months of 2002 was US$127 million, of which US$45 million arose from our SRSOP. HSBC is giving consideration to reflecting this cost in its primary UK financial statements in due course.

Outlook

Given the events of recent months, our view is that the outlook for the rest of 2002 is more likely to be shaped by sentiment than by economic fundamentals or by policy action although there are signs of recovery in the world economy.

It is unlikely that the decline in personal wealth caused by the fall in the equity markets can be reversed quickly by macroeconomic policy actions. Consumers, who drove a prolonged period of growth and mitigated the effects of the bursting of the technology and telecoms bubble, are becoming more cautious. Without growth in corporate profitability and investment, a stock market rebound is unlikely.

We continue to position HSBC for a subdued environment. We have strengthened our capital position still further. We maintain strong liquidity and we are pursuing a policy of diversification, both geographically and by line of business. We are in a good position to seek out and respond to new opportunities and to create long term value for our shareholders.

Sir John Bond, *Group Chairman*

Financial Review

Summary

Figures in US$m	30 June 2002	30 June 2001*	31 December 2001*
	Half-year to		
Net interest income	**7,593**	7,192	7,533
Other operating income	**5,510**	5,609	5,554
Total operating income	**13,103**	12,801	13,087
Operating expenses excluding goodwill amortisation	**(7,146)**	(7,149)	(7,456)
Goodwill amortisation	**(396)**	(401)	(398)
Operating profit before provisions	**5,561**	5,251	5,233
Provisions for bad and doubtful debts	**(715)**	(441)	(1,596)
Provisions for contingent liabilities and commitments	**(3)**	(42)	(607)
Loss from foreign currency redenomination in Argentina	**(45)**	–	(520)
Amounts written off fixed asset investments	**(139)**	(53)	(72)
Operating profit	**4,659**	4,715	2,438
Share of operating loss in joint ventures	**(23)**	(48)	(43)
Share of operating profit in associates	**71**	92	72
Gains/(losses) on disposal of:			
– investments	**351**	667	87
– tangible fixed assets	**(1)**	9	11
Profit on ordinary activities before tax	**5,057**	5,435	2,565
Tax on profit on ordinary activities	**(1,315)**	(1,359)	(629)
Profit on ordinary activities after tax	**3,742**	4,076	1,936
Minority interests	**(462)**	(536)	(484)
Profit attributable to shareholders	**3,280**	3,540	1,452

* *Figures for 2001 have been restated to reflect the adoption of UK Financial Reporting Standard 19 'Deferred Tax', details of which are set out in Note 1 on the Financial Statements on page 62.*

HSBC made a profit before tax on a cash basis of US$5,458 million in the first six months of 2002, down US$382 million, or 7 per cent, over the same period in 2001. On the same basis, profit attributable to shareholders declined by 7 per cent to US$3,681 million.

Profit before tax on a reported basis was US$5,057 million, a decrease of 7 per cent compared with the first half of 2001. Profit attributable to shareholders was US$3,280 million, a decrease of 7 per cent compared with the first half of 2001.

Net interest income of US$7,593 million was US$401 million, or 6 per cent, higher than the same period in 2001.

Other operating income fell by US$99 million, or 2 per cent, to US$5,510 million over the same period in 2001.

Operating expenses (excluding goodwill amortisation) were US$7,146 million in line with the first half of 2001 but 4 per cent lower than in the second half.

HSBC's cost:income ratio (excluding goodwill amortisation) was 54.5 per cent in the first half of 2002 compared with 55.8 per cent for the same period in 2001and 57.0 per cent for the second half of 2001.

The charge for bad and doubtful debts of US$715 million was US$274 million higher than in the same period of 2001 but US$881 million lower than the second half of 2001. This was mainly as a result of the US$600 million general provision against Argentina charged in the second half of 2001. The loss from foreign currency redenomination in Argentina in the first half of 2002 relates to losses arising from judicial orders or 'amparos' allowing certain depositors to circumvent the mandatory pesification rules and recover their historic US dollar deposits at current exchange rates.

Amounts written off fixed asset investments mainly reflected a provision for the diminution in value of a minority holding in a European life company acquired in the CCF acquisition.

The US$23 million share of operating losses in joint ventures principally reflected the ongoing costs of Merrill Lynch HSBC. In the current period these costs have been significantly reduced from prior years.

Gains on disposal of investments of US$351 million included profit on the sales of CCF's stake in Lixxbail to its joint venture partner and HSBC's 6.99 per cent shareholding in Banco Santiago S.A. In addition, disposal gains of US$131 million were achieved mainly on the sale of investment debt securities as HSBC adjusted its exposure to interest rates and sovereign credit.

In the sections which follow, analysis of these results highlights the impact of substantially weaker currencies in Latin America, in particular in Argentina.

Financial Review (continued)

Net interest income

	Half-year to					
	30 June 2002		30 June 2001		31 December 2001	
	US$m	**%**	US$m	%	US$m	%
Europe	**3,056**	**40.2**	2,635	36.6	2,928	38.9
Hong Kong	**2,065**	**27.2**	2,073	28.8	2,092	27.8
Rest of Asia-Pacific	**784**	**10.3**	725	10.1	757	10.0
North America	**1,265**	**16.7**	1,162	16.2	1,240	16.5
Latin America	**423**	**5.6**	597	8.3	516	6.8
Net interest income	**7,593**	**100.0**	7,192	100.0	7,533	100.0

	Half-year to		
Figures in US$m	**30 June 2002**	30 June 2001	31 December 2001
Net interest income	**7,593**	7,192	7,533
Average interest-earning assets	**601,632**	575,774	583,493
Gross interest yield (per cent)[1]	**4.77**	6.73	5.45
Net interest spread (per cent)[2]	**2.24**	2.03	2.17
Net interest margin (per cent)[3]	**2.55**	2.52	2.56

1 *Gross interest yield is the average annualised interest rate earned on average interest-earning assets (AIEA).*

2 *Net interest spread is the difference between the average annualised interest rate earned on average interest-earning assets and the average annualised interest rate paid on average interest-bearing funds.*

3 *Net interest margin is net interest income expressed as an annualised percentage of average interest-earning assets.*

Net interest income in the first half of 2002 was US$401 million, or 6 per cent, higher than the first half of 2001 at US$7,593 million. At constant exchange rates, net interest income was 8 per cent higher than the first half of 2001.

Average interest-earning assets increased by US$25.9 billion, or 4 per cent. At constant exchange rates, average interest-earning assets were 5 per cent higher than the first half of 2001.

HSBC's net interest margin in the first half of 2002 was 2.55 per cent, 3 basis points higher than the first half of 2001, mainly reflecting the impact of an improvement in spread of 21 basis points following the growth in personal lending and the benefit of a lower cost of funding in the low interest rate environment, partly offset by a lower return on HSBC's net free funds. Against the second half of 2001, net interest margin was one basis point lower.

HSBC is moving increasingly to differentiated product pricing. This competitive approach reflects the value to HSBC of its most loyal customers and has resulted in narrower spreads on a number of products, particularly mortgages and savings products. In addition, the investment made in improving customer relationship management systems has improved the ability of front office staff in the branches to sell effectively. The benefit of this strategy is seen in growth in balances and improvements in the mix and volume of HSBC's core current account and savings products, particularly in the United Kingdom, France, Hong Kong and the United States.

In the UK, personal current account balances grew by 10 per cent and success in cross sales contributed to growth of 23 per cent in personal savings balances, 16 per cent in personal lending balances and 21 per cent in mortgage balances. Overall, HSBC Bank plc's share of the mortgage market grew to 5.7 per cent at 30 June 2002 compared with 3.3 per cent at 30 June 2001.

In Hong Kong net interest income was largely maintained as strong treasury performance and growth in mortgages, credit card lending and in low cost deposits offset continuing margin compression in the mortgage business and a lower contribution from free funds. Growth in net interest income in the rest of Asia-Pacific reflected growth in consumer lending and strong treasury performance.

In North America, growth in residential mortgages and continuing favourable impact of low interest rates on treasury operations resulted in higher net interest income.

The decline in net interest income in Latin America reflected the economic turmoil in Argentina and the conservative positioning of the balance sheet in Brazil.

The other main contributions to net interest income not included in the table of net interest income margin of the principal commercial banking subsidiaries by region on page 11 were from:

	Half-year to		
Figures in US$m	**30 June 2002**	30 June 2001	31 December 2001
HSBC USA Inc. businesses outside North America	**61**	117	75
HSBC Holdings sub-group	**56**	63	49

Net interest margin of the principal commercial banking subsidiaries by region

	Half-year to			Half-year to		
	30 June 2002	30 June 2001	31 December 2001	**30 June 2002**	30 June 2001	31 December 2001
	(Local currency)			*(US$m equivalent)*		
Europe						
HSBC Bank plc (Europe)						
– margin (per cent)	**2.81**	2.72	2.88			
– AIEA (£m)	**110,821**	94,729	99,859	**159,915**	136,410	143,476
CCF						
– margin (per cent)	**1.79**	1.49	1.84			
– AIEA (€m)	**61,925**	65,418	59,336	**55,688**	58,733	52,946
HSBC Republic Holdings (Suisse) S.A.						
– margin (per cent)	**0.79**	0.87	0.93			
– AIEA (US$m)	**26,864**	25,800	23,989	**26,864**	25,800	23,989
Hong Kong						
The Hongkong and Shanghai Banking Corporation Limited and subsidiaries excluding Hang Seng Bank Limited						
– margin (per cent)	**2.52**	2.49	2.47			
– AIEA (HK$m)	**825,780**	803,525	821,117	**105,869**	103,022	105,271
Hang Seng Bank Limited						
– margin (per cent)	**2.49**	2.58	2.55			
– AIEA (HK$m)	**442,284**	461,267	448,711	**56,703**	59,140	57,531
Rest of Asia-Pacific						
The Hongkong and Shanghai Banking Corporation Limited						
– margin (per cent)	**2.27**	2.22	2.25			
– AIEA (HK$m)	**351,957**	315,491	331,447	**45,123**	40,450	42,489
HSBC Bank Malaysia Berhad						
– margin (per cent)	**2.69**	2.67	2.86			
– AIEA (ringgit m)	**23,016**	24,310	22,846	**6,057**	6,397	6,012
HSBC Bank Middle East						
– margin (per cent)	**3.82**	3.81	3.87			
– AIEA (US$m)	**8,405**	8,238	8,131	**8,405**	8,238	8,131
North America						
HSBC USA Inc. (US domestic)						
– margin (per cent)	**2.98**	2.71	2.82			
– AIEA (US$m)	**69,030**	68,639	69,572	**69,030**	68,639	69,572
HSBC Bank Canada						
– margin (per cent)	**2.71**	2.50	2.59			
– AIEA (C$m)	**31,163**	28,662	29,796	**19,786**	18,688	19,079
Latin America						
HSBC Bank Brasil						
– margin (per cent)	**11.05**	11.19	9.05			
– AIEA (Brazilian reais m)	**15,522**	15,417	19,218	**6,364**	7,171	7,511
HSBC Bank Argentina S.A.						
– margin (per cent)	**(2.36)**	5.51	5.80			
– AIEA (peso m)	**4,101**	4,220	3,747	**1,561**	4,220	3,750

Financial Review (continued)

Other operating income

	Half-year to					
	30 June 2002		30 June 2001		31 December 2001	
	US$m	**%**	US$m	%	US$m	%
By geographical segment						
Europe	**3,095**	**54.8**	3,038	53.1	3,018	52.9
Hong Kong	**915**	**16.2**	919	16.0	933	16.4
Rest of Asia-Pacific	**578**	**10.2**	553	9.7	584	10.3
North America	**689**	**12.2**	758	13.2	698	12.3
Latin America	**375**	**6.6**	458	8.0	461	8.1
	5,652	**100.0**	5,726	100.0	5,694	100.0
Intra-HSBC elimination	**(142)**		(117)		(140)	
Other operating income	**5,510**		5,609		5,554	

	Half-year to		
Figures in US$m	**30 June 2002**	30 June 2001	31 December 2001
By income category:			
Dividend income	**156**	99	87
Fees and commissions (net)	**3,857**	3,768	3,702
Dealing profits			
– foreign exchange	**588**	520	600
– interest rate derivatives	**12**	31	128
– debt securities	**69**	253	58
– equities and other trading	**(24)**	72	23
	645	876	809
– operating leased assets rental income	**234**	233	232
– general insurance underwriting (net)	**165**	180	193
– increase in value of long-term insurance business	**132**	78	173
– other	**321**	375	358
	852	866	956
Total other operating income	**5,510**	5,609	5,554

Analysis of fees and commissions receivable and payable

	Half-year to		
Figures in US$m	**30 June 2002**	30 June 2001	31 December 2001
Account services	**802**	814	806
Credit facilities	**366**	311	317
Remittances	**127**	121	125
Cards	**577**	537	579
Imports/exports	**263**	257	267
Underwriting	**96**	86	49
Insurance	**379**	337	331
Mortgage servicing rights	**38**	40	38
Trust income	**62**	58	56
Broking income	**402**	499	429
Global custody	**146**	158	150
Maintenance income on operating leases	**78**	84	81
Other	**1,206**	1,130	1,096
Total fees and commissions receivable	**4,542**	4,432	4,324
Less: fees payable	**(685)**	(664)	(622)
Net fees and commissions	**3,857**	3,768	3,702

In constant currency terms, other operating income in the first half of 2002 was 1 per cent higher than the first half of 2001.

Net fees and commissions at US$3,857 million represented 29 per cent of total operating income and were US$89 million, or 2 per cent, higher than in the first half of 2001. At constant exchange rates, net fees and commissions were US$154 million, or 4 per cent, higher than the first half of 2001.

Other operating income in Europe reflected strong improvement in wealth management income and the impact of the acquisitions of Banque Hervet and Demirbank, partially offset by lower equity-related fees and lower dealing profits.

In Hong Kong, other operating income was in line with the comparable period in 2001 as growth in wealth management income was offset by lower dealing profits. Income from wealth management rose by 48 per cent compared with the first half of 2001. This reflected in part strong growth in revenues from sales of unit trusts including the successful marketing of several capital guaranteed products launched by HSBC in 2002.

The operations in the rest of Asia-Pacific grew other operating income by 5 per cent compared with the first half of 2001. Fee income increased by 8 per cent mainly from cards, securities and trade services although this was partly offset by lower dealing profits.

Other operating income in North America fell as strong growth in wealth management income was more than offset by lower dealing profits. HSBC Bank USA reported a 15 per cent improvement in fee income as growth was recorded across a range of banking products.

In Latin America, there was an underlying increase in other operating income of US$48 million, or 15 per cent, compared with the first half of 2001. An increase in dealing profits of US$88 million was partially offset by lower fees and insurance related income as both business and consumer confidence fell in the region.

Dealing profits at US$645 million were US$231 million, or 26 per cent, lower than in the first half of 2001. Within this category foreign exchange earnings were US$68 million, or 13 per cent, higher than in the first half of 2001.

In the UK, HSBC continued to expand its ability

for clients to trade with the bank electronically. During the period Markets@hsbc went live with external customers for automatic pricing of foreign exchange. A new version which will incorporate Money Market trading will be launched shortly. FXall, in which HSBC is a founder member, consolidated its market position and is recognised by the industry as the leading multi-bank foreign exchange portal.

Dealing profits on debt securities were lower as credit spreads on corporate bonds widened sharply as market confidence was undermined by slow earnings growth and news of corporate accounting scandals in the United States.

Operating expenses

	Half-year to					
	30 June 2002		30 June 2001		31 December 2001	
	US$m	**%**	US$m	%	US$m	%
By geographical segment						
Europe	**3,697**	**50.7**	3,503	48.3	3,785	49.8
Hong Kong	**1,009**	**13.8**	1,025	14.1	1,115	14.7
Rest of Asia-Pacific	**714**	**9.8**	670	9.2	727	9.6
North America	**1,266**	**17.4**	1,311	18.0	1,177	15.5
Latin America	**602**	**8.3**	757	10.4	792	10.4
	7,288	**100.0**	7,266	100.0	7,596	100.0
Goodwill amortisation						
Europe	**307**	**77.5**	319	79.6	313	78.7
Hong Kong	**–**	**–**	–	–	–	–
Rest of Asia-Pacific	**17**	**4.3**	4	1.0	4	1.0
North America	**66**	**16.7**	71	17.7	71	17.8
Latin America	**6**	**1.5**	7	1.7	10	2.5
	396	**100.0**	401	100.0	398	100.0
Intra-HSBC elimination	**(142)**		(117)		(140)	
Total operating expenses	**7,542**		7,550		7,854	

	Half-year to		
Figures in US$m	**30 June 2002**	30 June 2001	31 December 2001
By expense category:			
Staff costs	**4,203**	4,180	4,373
Premises and equipment (excluding depreciation)	**843**	800	839
Other administrative expenses	**1,555**	1,615	1,664
Administrative expenses*	**6,601**	6,595	6,876
Depreciation and amortisation			
– tangible fixed assets	**545**	554	580
– goodwill	**396**	401	398
Total operating expenses	**7,542**	7,550	7,854
Cost:income ratio (excluding goodwill amortisation)	**54.5**	55.8	57.0

* *Includes US$78 million (first half 2001: US$18 million, second half 2001: US$138 million) of restructuring costs.*

Staff numbers (full-time equivalent)

	30 June 2002	30 June 2001	31 December 2001
Europe	**71,713**	71,405	73,326
Hong Kong	**24,562**	25,167	24,654
Rest of Asia-Pacific	**27,631**	24,252	26,259
North America	**18,529**	18,533	18,518
Latin America	**26,911**	25,568	28,292
Total staff numbers	**169,346**	164,925	171,049

Operating expenses were in line with the first half of 2001, and 4 per cent, lower than in the second half of last year. This reflects focus on cost control and delivering against historical heavy investment in electronic channel development, customer relationship management systems and in HSBC's group service centres in India and mainland China. At constant exchange rates, cash basis operating expenses were US$193 million, or 3 per cent, higher than the first half of 2001. Of this growth some US$92 million was attributed to acquisitions, notably Demirbank in Turkey and the full period impact of Banque Hervet in France.

Development of HSBC's group service centres continued. Employment in these centres in India and China grew by some 1,000 to over 3,000 during the period with reductions in the transferring sites. A new service centre in Malaysia has been approved to further develop this initiative and diversify the geographical locations from which we operate these centres.

Operating expenses on a cash basis in Europe increased by US$194 million, or 6 per cent, compared with the first half of 2001. This reflected the impact of the acquisition of Banque Hervet and Demirbank and continuing investment in a number of key technology driven projects, notably internet banking and card processing in the UK.

In Hong Kong, operating expenses decreased by US$16 million, or 2 per cent, to US$1,009 million for the first half of 2002. The reduction was mainly in staff costs due to lower investment banking bonus provisions and a reduction in the funding rate for the local staff retirement benefit scheme.

In the rest of Asia-Pacific, operating expenses on a cash basis rose by US$44 million, or 7 per cent, to US$714 million (9 per cent at constant exchange rates) compared to the first half of 2001. The growth in staff costs (10 per cent at constant exchange rates) reflected increased headcount, most notably in the three Group service centres in Hyderabad, Guangzhou and Shanghai, the operations in mainland China, the Middle East and India to support business expansion, and in Australia following the acquisition of the former NRMA Building Society.

Operating expenses in North America, on a cash basis, of US$1,266 million, in the first half of 2002 were US$45 million, or 3 per cent, lower than the same period in 2001. Excluding the development costs associated with *hsbc.com*, operating expenses

Financial Review (continued)

were US$17 million, or 1 per cent, higher than the first half of 2001.

In Latin America, operating expenses, on a cash basis, of US$602 million, were significantly impacted by exchange movements and at constant rates of translation were US$31 million, or 5 per cent, higher than the first half of 2001.

HSBC's cost:income ratio (excluding goodwill amortisation) was 54.5 per cent compared with 55.8 per cent for the first half of 2001 and 57.0 per cent in the second half of 2001.

Bad and doubtful debts

	Half-year to					
	30 June 2002		30 June 2001		31 December 2001	
	US$m	%	US$m	%	US$m	%
By geographical segment:						
Europe	**280**	**39.2**	128	29.0	313	19.6
Hong Kong	**121**	**16.9**	87	19.7	110	6.9
Rest of Asia-Pacific	**48**	**6.7**	(18)	(4.1)	190	11.9
North America	**139**	**19.4**	114	25.9	173	10.8
Latin America	**127**	**17.8**	130	29.5	810*	50.8
	715	**100.0**	441	100.0	1,596	100.0

* *Includes additional general provision against Argentine exposures of US$600 million.*

	Half-year to		
Figures in US$m	30 June 2002	30 June 2001	31 December 2001
Loans and advances to customers			
– specific charge			
new provisions	**1,406**	1,126	1,544
releases and recoveries	**(568)**	(676)	(530)
	838	450	1,014
– general (release)/charge			
additional provision (utilisation)/charge against Argentine exposures	**(114)**	–	600
other	**(9)**	(9)	(18)
	(123)	(9)	582
Customer bad and doubtful debt charge	**715**	441	1,596
Total bad and doubtful debt charge	**715**	441	1,596
Customer bad debt charge as a percentage of closing gross loans and advances (annualised)	**0.41%**	0.29%	1.00%
excluding additional general provisions for Argentina			0.62%

New specific provisions against customer advances in the first half of 2002 were US$1,406 million, compared with US$1,126 million in the first half of 2001 and US$1,544 million in the second half of 2001. Although the credit environment weakened during the first half of 2002, HSBC's annualised credit costs at 0.44 per cent of average loans and advances were in line with the previous year (excluding the special charge for Argentina) as customers continued to benefit from low interest rates. In the corporate sector, credit costs were concentrated in a small number of customers in the telecommunications and energy sectors outside of the United States. HSBC's relatively modest direct exposure to the telecommunications and technology sectors and to high yield debt in the United States contributed heavily to the stability of new provisioning requirements in the first half of 2002.

In the United Kingdom there was an increase in new specific provisions due to exposures in the telecommunications sector. The level of provisions required in France remained low.

In Hong Kong the charge for new specific provisions increased with higher provisions arising on the cards and other consumer portfolios. This reflected targeted growth in the consumer book and the increasing level of personal bankruptcies. Provisions against residential mortgages were lower than in 2001 with a steadily declining level of delinquencies. There was a net recovery of specific provisions against commercial and corporate lending.

The level of new specific provisions charged in the rest of Asia-Pacific was lower than in 2001 due to reduced charges in Indonesia and the Middle East. Provisions for personal lending rose in line with growth in the consumer loan portfolios. In addition, the first half of 2001 benefited from the release of the residual provisions against historical Olympia and York debt.

The bad debt charge in North America was US$25 million higher than in the first half of 2001. This reflected specific provisions raised against a small number of corporate exposures in the commercial finance sector in the United States and against an exposure in the telecommunications sector in Canada. Credit quality in the United States deteriorated slightly during the first half of 2002 although it remained stable in Canada.

In Argentina, new specific provisions of US$114 million were charged against the additional general provision raised in 2001. The level of bad debt provisions in Brazil were broadly unchanged as the impact of provisions against a local corporate in the energy sector were offset by an improvement in the quality of the commercial loan book. Provision levels on personal loans remained stable benefiting from increased collection activities.

At 30 June 2002, non-performing customer loans declined to 2.7 per cent of gross customer advances compared to 3.0 per cent at 31 December 2001. Provisions covered 81 per cent of these non-performing loans.

Gains on disposals of investments

	Half-year to		
Figures in US$m	**30 June 2002**	30 June 2001	31 December 2001
Gains/(losses) on disposal of:			
– equity investments	**87**	239	66
– debt securities	**131**	145	25
– other participating interests	**55**	4	–
– associates	**47**	261	(4)
– subsidiaries	**16**	21	–
– other	**15**	(3)	–
	351	667	87

During the first half of 2002, HSBC made 10 business acquisitions and completed 15 business disposals.

Gains on disposals of investments of US$351 million included the sale of HSBC's 6.99 per cent stake in Banco Santiago S.A., and CCF's disposal of its 50 per cent stake in Lixxbail to its joint venture partner.

Additionally profits of US$131 million were achieved on sales of securities from investment portfolios principally as HSBC adjusted its exposure to interest rates and sovereign credit.

Gains on disposal of investments in 2001 included US$200 million from the sale of HSBC's stake in British Interactive Broadcasting to BSkyB and the gain on the sale of HSBC's investment in Modern Terminals Limited in Hong Kong.

Asset deployment

	30 June 2002		30 June 2001*		31 December 2001*	
	US$m	**%**	US$m	%	US$m	%
Loans and advances to customers	**342,057**	**46.4**	299,471	43.8	308,649	44.9
Loans and advances to banks	**100,965**	**13.7**	121,791	17.8	104,641	15.2
Debt securities	**172,792**	**23.4**	149,046	21.8	160,579	23.4
Treasury bills and other eligible bills	**19,255**	**2.6**	20,896	3.1	17,971	2.6
Equity shares	**8,710**	**1.2**	7,656	1.1	8,057	1.2
Other	**93,570**	**12.7**	85,057	12.4	87,711	12.7
	737,349	**100.0**	683,917	100.0	687,608	100.0
Hong Kong SAR Government certificates of indebtedness	**8,986**		8,274		8,637	
	746,335		692,191		696,245	
Loans and advances to customers include:						
– reverse repos	**23,736**		10,869		14,823	
– settlement accounts	**14,465**		16,235		11,761	
Loans and advances to banks include:						
– reverse repos	**16,370**		12,693		10,926	
– settlement accounts	**9,842**		11,079		4,433	

* *Figures for 2001 have been restated to reflect the adoption of UK Financial Reporting Standard 19 'Deferred Tax', details of which are set out in Note 1 on the Financial Statements on page 62.*

Total assets grew by US$49.7 billion, and by US$30.8 billion at constant exchange rates, in the six months to 30 June 2002.

In Europe there was growth in mortgages and other consumer lending in the UK and in commercial lending in France.

In Hong Kong, customer advances grew modestly against a background of intense mortgage price competition and subdued demand for corporate lending. Increases in residential mortgage and other personal lending were partially offset by a reduction in lending under the Government Home Ownership Scheme due to the suspension of sales under the scheme by the government.

In the rest of Asia-Pacific, there has been strong growth in residential mortgage portfolios in Australia, Malaysia, Singapore, Taiwan, Korea and India. Other personal lending grew in Singapore, Australia and Taiwan. Demand for new corporate credit remained subdued.

Residential mortgages originated and held in the portfolio in the United States increased and lower margin corporate loans were reduced. In Canada, residential mortgage lending also expanded significantly.

In Brazil, there has been a cautious stance adopted to new lending with the focus on managing

Financial Review (continued)

loan quality after a period of rapid growth. Loan assets have decreased in Argentina with 25 per cent of personal and corporate credit outstanding at 31 December 2001 recovered during the current period.

At 30 June 2002, the amount of assets held by HSBC as custodian amounted to US$1,240 billion. The slight decline since 31 December 2001 is due to the decline in world equity markets. Custody is the safekeeping and administration of securities and financial instruments on behalf of others.

Debt securities and equity shares

Debt securities held in the accruals book at 30 June 2002 showed an unrecognised gain, net of off-balance-sheet hedges, of US$822 million compared with an unrecognised gain of US$885 million at 31 December 2001. Equity shares included US$4,680 million held on investment account, compared with US$4,755 million at 31 December 2001, on which there was an unrecognised gain of US$520 million compared with US$539 million at 31 December 2001.

Funds under management

Funds under management of US$302 billion were US$23 billion, or 8 per cent, higher than at 30 June 2001 and US$18 billion, or 6 per cent higher than at the end of 2001. Since the year-end, both the asset management and private banking businesses have continued to report net fund inflows. In addition, the positive impact of a weakening of the US dollar on sterling and euro denominated funds more than offset the impact of the fall in global equity markets.

Funds under management	US$b
At 1 January 2002	284
Net funds inflow	16
Value change	(9)
Exchange and other	11
At 30 June 2002	302

Economic profit

HSBC's internal performance measures include economic profit, a measure which compares the return on the amount of capital invested in HSBC by its shareholders with the cost of that capital. HSBC prices that cost of capital internally and the difference between that cost and post-tax profit attributable to ordinary shareholders is the amount of economic profit generated. Economic profit is used by management as one of the measures to decide where to allocate resources so that they will be most productive. HSBC internally emphasises the trend in economic profit within business units rather than absolute amounts in order to concentrate on external factors rather than measurement bases. As a result of this, HSBC has consistently used a benchmark cost of capital of 12.5 per cent on a consolidated basis. Given recent changes in interest rates and in HSBC's composition, HSBC believes that its true cost of capital on a consolidated basis is now 10.5 per cent. HSBC plans to continue to use the figure of 12.5 per cent to ensure consistency and to help comparability.

Economic profit fell by US$372 million, or 52 per cent, compared with the first half of 2001 reflecting slightly higher invested equity and lower income in 2002. However, economic profit grew strongly by US$1,744 million compared with the second half of 2001 reflecting both the level of provision made against Argentina and the Princeton Note settlement in that prior period. Excluding these items, economic profit rose by some US$300 million. Measurement of economic profit involves a number of assumptions and, therefore, management believes that the trend over time is more relevant than the absolute economic profit reported for a single period.

	Half-year to					
	30 June 2002		30 June 2001†		31 December 2001†	
	US$m	**%**	US$m	%	US$m	%
Average invested capital	**54,288**		52,320		52,846	
Return on invested capital*	**3,703**	**13.8**	3,953	15.2	1,924	7.2
After charging Princeton settlement	**–**	**–**	–	–	(323)	(1.2)
Additional Argentine general provisions and losses	**–**	**–**	–	–	(1,120)	(4.2)
Benchmark cost of capital	**(3,365)**	**(12.5)**	(3,243)	(12.5)	(3,330)	(12.5)
Economic profit	**338**	**1.3**	710	2.7	(1,406)	(5.3)

* *Return on invested capital is based on cash-based attributable profit adjusted for depreciation attributable to revaluation surpluses. Average invested capital is measured as shareholders' funds after adding back goodwill amortised and goodwill previously written-off directly to reserves and deducting property revaluation reserves. This measure broadly reflects cash invested capital.*

† *Figures for 2001 have been restated to reflect the adoption of UK Financial Reporting Standard 19 'Deferred Tax', details of which are set out in Note 1 on the Financial Statements on page 62.*

Analysis by geographical segment

Profit on ordinary activities before tax by segment

	30 June 2002		30 June 2001		31 December 2001	
	US$m	**%**	US$m	%	US$m	%
Europe	**1,867**	**36.9**	2,054	37.8	1,488	57.9
Hong Kong	**1,900**	**37.6**	2,055	37.8	1,828	71.3
Rest of Asia-Pacific	**653**	**12.9**	634	11.7	454	17.7
North America	**586**	**11.6**	528	9.7	(47)	(1.8)
Latin America	**51**	**1.0**	164	3.0	(1,158)	(45.1)
Total	**5,057**	**100.0**	5,435	100.0	2,565	100.0

Total assets by segment

	30 June 2002		30 June 2001†		31 December 2001†	
Total assets*	**US$m**	**%**	US$m	%	US$m	%
Europe	**335,462**	**45.5**	300,161	44.0	297,691	43.2
Hong Kong	**179,311**	**24.3**	175,271	25.6	175,744	25.6
Rest of Asia-Pacific	**70,669**	**9.6**	59,080	8.6	62,338	9.1
North America	**141,131**	**19.1**	130,046	19.0	136,617	19.9
Latin America	**10,776**	**1.5**	19,359	2.8	15,218	2.2
Total	**737,349**	**100.0**	683,917	100.0	687,608	100.0

* *Excluding Hong Kong SAR Government certificates of indebtedness.*

† *Figures for 2001 have been restated to reflect the adoption of UK Financial Reporting Standard 19 'Deferred Tax', details of which are set out in Note 1 on the Financial Statements on page 62.*

A separate commentary on results by line of business is provided on pages 32 to 38.

In the analysis of profit by geographical segment which follows, operating income and operating expenses include intra-HSBC items of US$142 million in the first half of 2002, US$117 million in the first half of 2001 and US$140 million in the second half of 2001.

Europe

Cash basis profit before tax

	Half-year to		
Figures in US$m	**30 June 2002**	30 June 2001	31 December 2001
UK domestic banking	**1,123**	1,309	1,085
UK Treasury and Capital Markets	**400**	171	316
International banking*	**157**	194	84
France	**307**	366	221
HSBC Private Banking Holdings (Suisse) SA	**110**	101	110
HSBC Trinkaus & Burkhardt	**26**	96	37
Other†	**56**	140	(48)
	2,179	2,377	1,805

* *Comprises mainly Turkey, Greece, Offshore Islands and Malta.*

† *'Other' includes the holding company sub-group.*

	Half-year to		
Figures in US$m	**30 June 2002**	30 June 2001	31 December 2001
Net interest income	**3,056**	2,635	2,928
Dividend income	**118**	58	58
Net fees and commissions	**2,216**	2,166	2,044
Dealing profits	**245**	341	367
Other income	**516**	473	549
Other operating income	**3,095**	3,038	3,018
Total operating income	**6,151**	5,673	5,946
Staff costs	**(2,141)**	(2,055)	(2,172)
Premises and equipment	**(435)**	(387)	(399)
Other	**(812)**	(737)	(882)
Depreciation	**(309)**	(324)	(332)
Goodwill amortisation	**(307)**	(319)	(313)
Operating expenses	**(4,004)**	(3,822)	(4,098)
Operating profit before provisions	**2,147**	1,851	1,848
Provisions for bad and doubtful debts	**(280)**	(128)	(313)
Provisions for contingent liabilities and commitments	**(20)**	(9)	(21)
Amounts written off fixed asset investments	**(128)**	(27)	(63)
Operating profit	**1,719**	1,687	1,451
Share of operating (loss) in joint ventures	**(20)**	(42)	(37)
Share of operating profits in associates	**6**	23	19
Gains on disposal of investments and tangible fixed assets	**162**	386	55
Profit on ordinary activities before tax*	**1,867**	2,054	1,488
* *of which United Kingdom*	*1,585*	*1,626*	*1,397*

Financial Review (continued)

	Half-year to		
	30 June 2002	30 June 2001	31 December 2001
Share of HSBC's pre-tax profits (cash basis) (per cent)	**40.0**	40.7	60.9
Share of HSBC's pre-tax profits (per cent)	**36.9**	37.8	57.9
Cost:income ratio (excluding goodwill amortisation) (per cent)	**60.1**	61.7	63.7
Period-end staff numbers (Full-time equivalent)	**71,713**	71,405	73,326

Bad and doubtful debts

	Half-year to		
Figures in US$m	**30 June 2002**	30 June 2001	31 December 2001
Loans and advances to customers			
new provisions	**448**	328	474
releases and recoveries	**(167)**	(175)	(150)
– specific charge	**281**	153	324
– general (release)	**(1)**	(25)	(11)
Customer bad and doubtful debt charge	**280**	128	313
Total bad and doubtful debt charge	**280**	128	313
Customer bad debt charge as a percentage of closing gross loans and advances (annualised)	**0.4%**	0.2%	0.5%

Figures in US$m	**30 June 2002**	30 June 2001*	31 December 2001*
Assets			
Loans and advances to customers (net)	**155,838**	128,414	133,380
Loans and advances to banks (net)	**44,473**	51,669	40,641
Debt securities, treasury bills and other eligible bills	**70,746**	65,250	66,255
Total assets	**335,462**	300,161	297,691
Liabilities			
Deposits by banks	**43,566**	45,745	36,908
Customer accounts	**187,559**	164,555	169,371

* *Figures for 2001 have been restated to reflect the adoption of UK Financial Reporting Standard 19 'Deferred Tax', details of which are set out in Note 1 on the Financial Statements on page 62.*

Economic activity within the Eurozone showed signs of recovery in the first half of 2002. The physical introduction of the euro in January 2002 went very smoothly. After a long period of sustained weakness the euro has risen significantly against a generally weak dollar, helping to ease inflationary fears.

In the UK, business confidence recovered from the lows immediately following 11 September 2001, returning to the level enjoyed at the end of 2000. With low unemployment and inflation and interest rates at record low levels, consumer confidence was high, reflected in high levels of debt and a booming housing market. Manufacturing, however, remained subdued. In France, there was an encouraging rise in GDP in the first half of 2002 although not enough to prevent unemployment from increasing modestly. The recent equity market falls have, however, begun to reduce consumer and business confidence.

European operations contributed US$2,179 million to HSBC's cash basis profit before tax in 2002 and represented 40.0 per cent of pre-tax profits. Operating profits before provisions, on a cash basis, rose 13 per cent to US$2,454 million driven by strong growth in net interest income and wealth management income. The non-recurrence of the profits on disposal of HSBC Bank plc's interest in British Interactive Broadcasting, lower disposal gains in CCF, the write-down of a fixed asset investment and a higher bad debt charge meant that on a cash basis, Europe's pre-tax profits were US$198 million, or 8 per cent, lower than in the first half of 2001. At constant exchange rates, cash earnings were US$177 million lower than the first half of 2001.

The acquisition of Demirbank in October 2001 represented a major expansion of HSBC's business in Turkey. Business activities and operations have been successfully integrated during the first half of 2002, and now, over 500,000 customers are served through more than 160 branches.

HSBC continued to restructure and strengthen its private banking operations and, at 1 January 2002, HSBC Guyerzeller and CCF's private banking operations outside France were merged with HSBC Republic Holdings (Suisse). The comments below on HSBC Republic (Suisse) assume that this structure was in place for the first half of 2001.

Net interest income at US$3,056 million was US$421 million, or 16 per cent, higher than the first half of 2001, principally attributable to increased spreads as funding costs reflected the low interest rate environment across Europe.

In UK Banking, net interest income at US$1,630 million was US$183 million, or 13 per cent, higher than the first half of 2001, reflecting strong growth in mortgages, personal lending, and the benefits of lower cost of funds. Personal current account balances were up 10 per cent on the first half of 2001 and improved utilisation of customer relationship management systems contributed to growth of 23 per cent in personal savings balances, 16 per cent in personal lending balances and 21 per cent in mortgage balances. HSBC Bank plc's *Premier* service for its higher value customers has been further enhanced with 152,000 customers using this service, up 113 per cent from June 2001. Business current account balances grew by 16 per cent, helped by HSBC Bank plc's increased profile in the market place, supported by its 'Start up Stars' advertising campaign and corporate current account balances improved by 19 per cent compared with the first half of 2001.

In Treasury and Capital Markets net interest income increased by US$166 million, or 108 per cent, compared with the first half of 2001. This increase was primarily due to earnings on money market business, which benefited from reduced funding costs in a lower interest rate environment. In addition, the deployment of surplus liquidity in increased holdings of investment grade corporate bonds also benefited net interest income.

HSBC Republic (Suisse)'s net interest income fell compared with the first half of 2001 as part of the portfolio was repositioned in lower yielding but higher grade securities in anticipation of difficult credit markets. The low interest rate environment also reduced the benefit from net free funds.

In France CCF's net interest income of US$494 million for the first half of 2002 was US$68 million, or 16 per cent, higher than for the first half of 2001. Net interest income in the branch network grew strongly, driven by growth in sight deposits as customers sought liquidity and security as equity markets weakened. CCF's treasury operation benefited from widening spreads as the cost of funds reduced in the low interest rate environment, which offset a reduction in CCF's benefit from net free funds.

Other operating income at US$3,095 million was US$57 million or 2 per cent higher than the first half of 2001, reflecting a strong performance in wealth management activities, offset by lower equity-related fees and lower dealing profits.

In UK Banking, other operating income at US$1,493 million was in line with the first half of 2001, principally as a result of growth in wealth management income, offset by the non-recurrence of one-off gains made in the first half of 2001. Wealth management income grew to US$409 million, reflecting growth in general insurance, private client activity and life, pensions and investments business. In 2002, overall sales of HSBC branded life, pensions and investment products through its tied salesforce were 17 per cent higher than 2001 despite a difficult investment market. Life protection sales grew 41 per cent on the back of strong mortgage growth and creditor protection insurance grew 29 per cent driven by the growth in personal lending.

In Treasury and Capital Markets, other operating income of US$232 million was US$69 million, or 42 per cent, higher than in the first half of 2001. Dealing profits were down in part reflecting the hedging costs relating to corporate bond trading. Foreign exchange revenues grew by 25 per cent reflecting strong growth from emerging markets business and currency options. Income from fixed income products also benefited strongly from the continued alignment with HSBC corporate clients evidenced by HSBC achieving number one ranking in bond issuance with UK and French corporates in all currencies.

In HSBC Republic (Suisse), funds under management remained stable despite falling world stock markets, with US$1.7 billion of new funds attracted. Investment fees benefited strongly from the success of the Hermitage Fund which offered clients access to Russian investment opportunities.

CCF generated good growth in fee income on credit facilities, payments and cash management and cards. In addition, fees were boosted by CCF's role as lead manager in the privatisation of Autoroutes du Sud de la France. Equity market-related fees were subdued. CCF benefited from synergies as a member of HSBC in the European bond markets, growing origination and distribution fees on euro-denominated products.

European investment banking activities remained subdued, particularly equity-related commissions. Mergers and acquisitions and IPO activity also remain at reduced levels and whilst revenues are down on the first half of 2001, there has been an improvement over fees earned in the second half of 2001.

Operating expenses excluding amortisation of goodwill at US$3,697 million were US$194 million, or 6 per cent, higher than the first half of 2001, reflecting acquisition related growth (Demirbank and Banque Hervet) and continuing investment in a number of key technology driven projects, notably internet banking and card processing in UK Banking.

Financial Review (continued)

Staff costs at US$2,141 million were US$86 million, or 4 per cent, higher than the first half of 2001 primarily reflecting the impact of acquisitions. In UK Banking, staff costs reduced by US$20 million, or 2 per cent, compared with the first half of 2001. This is due in part to a switch into other operating expenses following the outsourcing of HSBC Bank plc's cash and cheque processing services in the second half of 2001. In Treasury and Capital Markets, staff costs were US$25 million or 26 per cent higher than 2001, driven by higher bonus accruals in line with increased revenues. CCF's staff costs increased slightly, reflecting additional headcount required to assist in the introduction of the euro.

Other administrative expenses of US$1,556 million were US$108 million, or 7 per cent, higher than 2001. In UK Banking, other administrative expenses increased due to the cost of the outsourced cash and cheque processing centres noted above and increased business volumes. Utilisation of HSBC's service centres in China and India have increased in the first half of 2002. Vacant space costs increased by US$22 million prior to the relocation to HSBC's new headquarters in Canary Wharf in the second half of 2002.

The charge for bad and doubtful debts at US$280 million was US$152 million higher than for the first half of 2001. In UK Banking, there was an increase in specific provisions relating to a small number of corporate exposures in the telecommunications sector. Provisions in the branch network for personal and commercial customers were lower than in the first half of 2001, as credit quality remained stable and increased debt counselling services proved effective. The charge for bad debts in CCF was in line with the first half of 2001 and considerably lower than for the second half of 2001.

Amounts written off fixed asset investments largely reflected a write-down of a strategic equity investment held by CCF in a European life company whose share price has fallen significantly since HSBC's acquisition of CCF.

The share of operating losses in joint ventures halved in the first half of 2002, reflecting containment of costs within MLHSBC. On 28 June 2002, HSBC acquired Merrill Lynch's 50 per cent share of the joint venture.

Gains on disposal of fixed assets and investments were US$224 million lower than in the first half of 2001 due to the gain on disposal of HSBC Bank plc's 20 per cent shareholding in British Interactive Broadcasting in the first half of 2001 and lower venture capital gains in CCF. In the first half of 2002, profits on disposal included profits from the sale of private equity investments and US$39 million profit made by CCF on the disposal of its stake in Lixxbail to its joint venture partner.

In Turkey, operating profit of US$58 million was US$17 million lower than for the first half of 2001, mainly reflecting the depreciation of the Turkish lira. At constant exchange rates, operating profit was US$11 million, or 23 per cent higher. Net interest income increased by US$32 million, as the contribution from the acquisition of Demirbank offset the non-recurrence of the exceptional income earned due to the economic volatility in the first half of 2001. Operating expenses increased by US$51 million as a result of the acquisition of Demirbank.

In Germany, HSBC Trinkaus & Burkhardt reported pre-tax profits of US$26 million, US$70 million lower than for the first half of 2001. Fee income remained in line with the first half of 2001, as reduced equity-related commissions were offset by improved income from the sale of fixed-income instruments. The fall in underlying profits resulted from lower equity dealing profits. In addition, the first half of 2001 included US$50 million of profits on the disposal of the internet broker 'Pulsiv' and ERGO.

Hong Kong

	Half-year to		
Figures in US$m	**30 June 2002**	30 June 2001	31 December 2001
Net interest income	**2,065**	2,073	2,092
Dividend income	**10**	12	14
Net fees and commissions	**612**	564	608
Dealing profits	**59**	134	84
Other income	**234**	209	227
Other operating income	**915**	919	933
Total operating income	**2,980**	2,992	3,025
Staff costs	**(596)**	(619)	(660)
Premises and equipment	**(107)**	(110)	(124)
Other	**(207)**	(199)	(229)
Depreciation	**(99)**	(97)	(102)
Goodwill amortisation	**–**	–	–
Operating expenses	**(1,009)**	(1,025)	(1,115)
Operating profit before provisions	**1,971**	1,967	1,910
Provisions for bad and doubtful debts	**(121)**	(87)	(110)
Provisions for contingent liabilities and commitments	**4**	2	4
Amounts written off fixed asset investments	**(7)**	(14)	(4)
Operating profit	**1,847**	1,868	1,800
Share of operating profit in associates	**8**	12	5
Gains on disposal of investments and tangible fixed assets	**45**	175	23
Profit on ordinary activities before tax	**1,900**	2,055	1,828
Share of HSBC's pre-tax profits (cash basis) (per cent)	**34.8**	35.2	61.6
Share of HSBC's pre-tax profits (per cent)	**37.6**	37.8	71.3
Cost:income ratio (excluding goodwill amortisation) (per cent)	**33.9**	34.3	36.9
Period-end staff numbers (Full-time equivalent)	**24,562**	25,167	24,654

Bad and doubtful debts

	Half-year to		
Figures in US$m	**30 June 2002**	30 June 2001	31 December 2001
Loans and advances to customers			
– specific charge			
new provisions	**226**	206	243
releases and recoveries	**(104)**	(108)	(135)
	122	98	108
– general (release)/charge	**(1)**	(11)	2
Customer bad and doubtful debt charge	**121**	87	110
Total bad and doubtful debt charge	**121**	87	110
Customer bad debt charge as a percentage of closing gross loans and advances (annualised)	**0.3%**	0.3%	0.3%

Figures in US$m	**30 June 2002**	30 June 2001*	31 December 2001*
Assets			
Loans and advances to customers (net)	**70,355**	66,527	67,359
Loans and advances to banks (net)	**35,416**	46,178	42,516
Debt securities, treasury bills and other eligible bills	**57,033**	46,234	49,625
Total assets (excluding Hong Kong SAR Government certificates of indebtedness)	**179,311**	175,271	175,744
Liabilities			
Deposits by banks	**2,489**	2,654	3,271
Customer accounts	**145,557**	144,307	146,544

* *Figures for 2001 have been restated to reflect the adoption of UK Financial Reporting Standard 19 'Deferred Tax', details of which are set out in Note 1 on the Financial Statements on page 62.*

Hong Kong's economy remained subdued in the first half of 2002 as high levels of unemployment, weak asset prices and continuing lack of confidence dampened domestic demand for goods and services.

HSBC's operations in Hong Kong contributed US$1,900 million to cash basis profit before tax, a decrease of US$155 million compared with the first half of 2001and represented 34.8 per cent of HSBC's cash basis profit before tax. The fall in profits mainly resulted from lower gains on disposal of long-term investments compared to the first half of 2001.

Net interest income for the first half of 2002 of US$2,065 million was in line with the comparable period in 2001. The strong treasury performance by The Hongkong and Shanghai Banking Corporation in Hong Kong was offset by a reduced contribution from net free funds and narrower spreads on residential mortgages. Treasury performance continued to benefit from the pre-emptive

Financial Review (continued)

positioning of the accruals books in the low interest rate environment, although this was partly offset by lower spreads on corporate lending and deposits. The contribution from net free funds was affected by the sharp fall in market interest rates resulting in a reduction of US$160 million in net interest income compared with the first six months of 2001. Increased levels of net interest income from higher volumes of credit cards and mortgage loans were offset by reduced spreads on other lending products.

For The Hongkong and Shanghai Banking Corporation in Hong Kong, a deposit driven increase of 3 per cent in average interest-earning assets reflected growth in advances to customers and holdings of debt securities. Average advances to customers rose by 7 per cent with increases in mortgage loans, mainly to first-time buyers, and in credit card advances. Growth in term lending to corporate and commercial customers was also higher despite subdued loan demand in these sectors. In Hang Seng Bank, average interest-earning assets were 4 per cent lower than in the first six months of 2001 as a fall in average customer savings and deposit accounts reduced surplus funds available for investment in the money market. HSBC saw its market share of loans for use in Hong Kong grow by 2 per cent, with gains in residential mortgages and credit cards only partially offset by a fall in the market share of Government Home Ownership Scheme loans.

For The Hongkong and Shanghai Banking Corporation in Hong Kong, net interest margin improved by 3 basis points to 2.52 per cent. Spread widened by 23 basis points, primarily due to a combination of the strong treasury performance, higher recoveries of suspended interest, the increased proportion of higher yielding average personal loans and the transfer by customers of funds from time deposits to lower cost savings accounts. These positive factors were partly mitigated by further declines in the spread on home mortgage loans and a lower spread on foreign currency savings deposits. The contribution from net free funds reduced by 20 basis points due to the lower interest rate environment.

In Hang Seng Bank, net interest margin reduced by 9 basis points to 2.49 per cent. Spread widened by 17 basis points mainly due to higher spreads on debt securities and time deposits together with the benefit arising from the growth in lower cost savings accounts. This was partly offset by a 16 basis point reduction in spreads on mortgages, including loans made under the Government Home Ownership Scheme. The fall in average interest rates resulted in a reduction of 26 basis points in the contribution from net free funds.

Continued price competition in the residential loan market resulted in a further reduction in the average yield on the residential mortgage portfolio, excluding Government Home Ownership Scheme loans and staff loans. For The Hongkong and Shanghai Banking Corporation in Hong Kong, the average yield fell to 141 basis points below the Hong Kong best lending rate (BLR), before accounting for the effect of cash incentive payments, compared with 56 basis points below BLR for the first six months of 2001. Similarly the average yield on the residential mortgage portfolio in Hang Seng Bank was 138 basis points below BLR for the first half of 2002, compared with 65 basis points below BLR for the same period in 2001.

Other operating income of US$915 million for the first half of 2002 was in line with the comparable period in 2001 as growth in wealth management income was offset by lower dealing profits. Wealth management continued to be the principal driver of growth in fee income. Income from wealth management initiatives, which includes total income from the insurance business, commissions on the sale of unit trust products and securities transactions executed for personal customers, amounted to some US$292 million, an increase of 48 per cent over the comparable period in 2001. There was strong growth in revenues earned from sales of unit trusts in both The Hongkong and Shanghai Banking Corporation and in Hang Seng Bank. These included the successful marketing of several capital guaranteed products launched by HSBC during 2002 which resulted in the sale of over US$1.9 billion of funds compared with US$1.2 billion in the first half of 2001. Total income from sales of unit trusts amounted to US$116 million, an increase of 137 per cent compared to the same period in 2001. Income from the insurance business grew by US$26 million, or 27 per cent, with continued strong growth in individual life insurance premiums and revenues from the Mandatory Provident Fund business. Fee income from cards was US$107 million, 3 per cent higher than in the first six months of 2001. HSBC now has 2,754,000 cards in issue in Hong Kong.

The fall in dealing profits of US$75 million compared to the first six months of 2001 was mainly due to mark-to-market losses on debt securities as credit spreads widened. These losses were partially offset by high levels of net interest income earned on these securities in the prevailing low interest rate environment.

Operating expenses decreased by US$16 million, or 2 per cent, to US$1,009 million for the first half of 2002. The reduction was mainly in staff costs due to lower investment banking bonus provisions and a reduction in the funding rate for the local staff retirement benefit scheme. Progress continues to be made with the transfer of a wide range of back office functions from operations in Hong Kong to the group service centre in Guangzhou. The centre now handles processing work such as cross-border and real time gross settlement payments, new account and credit card account opening and customer data maintenance. A further centre was opened in Shanghai during the first half of 2002 to undertake work for HSBC. There was an increase in advertising and marketing expenses mainly related to HSBC's image campaign, and in Hang Seng Bank to promote credit cards and other personal banking products, the benefits of which are evident from the growth in wealth management income.

Provisions for bad and doubtful debts for the first half of 2002 were US$34 million higher than the same period in 2001, with increased provisions for cards and other personal lending. The increase reflected the underlying risks within the consumer portfolio with targeted growth in personal lending and a higher level of personal bankruptcies. Provisions against cards in the first half of 2002 were US$103 million, an increase of US$66 million compared with the first half of 2001 reflecting a higher level of personal bankruptcies as unemployment levels rose in Hong Kong in the first half of 2002. Provisions against residential mortgages, however, were lower than the first half of 2001, and there was a net recovery of provisions against commercial and corporate banking customers.

Gains on disposal of investments and tangible fixed assets were US$130 million lower than the same period last year, which included gains on disposal of the investments in Modern Terminals and in Central Registration.

Rest of Asia-Pacific (including the Middle East)

	Half-year to		
Figures in US$m	**30 June 2002**	30 June 2001	31 December 2001
Net interest income	**784**	725	757
Dividend income	**1**	1	2
Net fees and commissions	**358**	332	349
Dealing profits	**186**	196	199
Other income	**33**	24	34
Other operating income	**578**	553	584
Total operating income	**1,362**	1,278	1,341
Staff costs	**(400)**	(374)	(397)
Premises and equipment	**(72)**	(69)	(74)
Other	**(198)**	(186)	(215)
Depreciation	**(44)**	(41)	(41)
Goodwill amortisation	**(17)**	(4)	(4)
Operating expenses	**(731)**	(674)	(731)
Operating profit before provisions	**631**	604	610
Provisions for bad and doubtful debts	**(48)**	18	(190)
Provisions for contingent liabilities and commitments	**14**	(33)	(10)
Amounts written off fixed asset investments	**(1)**	(6)	(5)
Operating profit	**596**	583	405
Share of operating (loss) in joint ventures	**(1)**	(3)	(2)
Share of operating profit in associates	**55**	51	48
Gains on disposal of investments and tangible fixed assets	**3**	3	3
Profit on ordinary activities before tax	**653**	634	454
Share of HSBC's pre-tax profits (cash basis) (per cent)	**12.3**	10.9	15.4
Share of HSBC's pre-tax profits (per cent)	**12.9**	11.7	17.7
Cost:income ratio (excluding goodwill amortisation) (per cent)	**52.4**	52.4	54.2
Period-end staff numbers (Full-time equivalent)	**27,631**	24,252	26,259

Financial Review (continued)

Bad and doubtful debts

	Half-year to		
Figures in US$m	**30 June 2002**	30 June 2001	31 December 2001
Loans and advances to customers			
– specific charge			
new provisions	**187**	269	308
releases and recoveries	**(146)**	(282)	(124)
	41	(13)	184
– general charge/(release)	**7**	(5)	6
Customer bad and doubtful debt charge/(release)	**48**	(18)	190
Total bad and doubtful debt charge/(release)	**48**	(18)	190
Customer bad debt charge as a percentage of closing gross loans and advances (annualised)	**0.3%**	(0.1%)	1.1%

Figures in US$m	**30 June 2002**	30 June 2001 *	31 December 2001 *
Assets			
Loans and advances to customers (net)	**33,997**	28,220	30,666
Loans and advances to banks (net)	**11,212**	10,995	11,253
Debt securities, treasury bills and other eligible bills	**19,039**	14,179	13,623
Total assets	**70,669**	59,080	62,388
Liabilities			
Deposits by banks	**4,898**	4,776	4,010
Customer accounts	**50,612**	43,778	45,498

* *Figures for 2001 have been restated to reflect the adoption of UK Financial Reporting Standard 19 'Deferred Tax', details of which are set out in Note 1 on the Financial Statements on page 62.*

The Asia-Pacific economies experienced mixed fortunes in the first half of 2002. The current upturn in global demand led to export-led growth in China, Taiwan, the Philippines and Singapore, whilst strong consumer spending drove growth in Australia and New Zealand. In addition, the improving economic fundamentals in Malaysia, India, Indonesia, Korea and Thailand positioned these economies to benefit from any sustained upturn in global demand in 2002. In comparison lack of consumer confidence limited economic growth in Japan.

HSBC's operations in the rest of the Asia-Pacific region contributed US$670 million of HSBC's cash basis profit before tax, an increase of US$32 million, or 5 per cent, compared with 2001. At constant exchange rates the cash basis profit before tax increased by US$37 million, or 6 per cent, over 2001. The increase in profitability reflected increased levels of net interest income and fee income from the continued expansion of wealth management initiatives partly offset by higher operating expenses from an increase in headcount to support business expansion in the region and lower recoveries of bad and doubtful debts.

Net interest income was US$59 million, or 8 per cent, higher than the first six months of 2001 (9 per cent at constant exchange rates) due to the positive impact of strong treasury revenues in Singapore and Japan. There was growth in personal lending in several areas, notably Taiwan, Australia and the Middle East region. Despite subdued corporate loan demand and intense competition for the limited quality lending opportunities available in some countries in the region net interest margins widened. Spreads widened as a result of strong treasury performance and a change in the asset mix towards higher yielding personal lending. Average interest-earning assets increased by US$5.3 billion of which US$1.9 billion was in residential mortgages, including the acquisition of the former NRMA Building Society in Australia ('NRMA') and the mortgage book of ABN AMRO in Malaysia.

Within other operating income, fee income increased by US$26 million or 8 per cent (12 per cent at constant exchange rates), mainly in cards, securities and trade services. Dealing profits of US$186 million were US$10 million, or 5 per cent (3 per cent at constant exchange rates), lower primarily due to decreased debt securities trading income as a result of widening credit spreads.

Operating expenses on a cash basis rose by US$44 million, or 7 per cent, to US$714 million (9 per cent at constant exchange rates) compared to the first half of 2001. The growth in staff costs (10 per cent at constant exchange rates) reflected increased headcount, most notably in the three Group service centres in Hyderabad, Guangzhou and Shanghai and in the operations in mainland China, the Middle East and India to support business expansion and Australia through the acquisition of NRMA. Since 30 June 2001 The Hongkong and Shanghai Banking Corporation has opened five new branches, in four countries, and the HSBC service centre in Shanghai. Growth in other operating expenses was US$18 million (9 per cent, at constant exchange rates).

A net bad and doubtful debt provision charge of US$48 million was reported for the period, compared to a net release of US$18 million in the first half of 2001, but was US$142 million lower than the net bad and doubtful debt provision charge reported in the second half of 2001. New specific provisions fell by US$82 million, particularly in Indonesia and the Middle East. However, these improvements were partially offset by increased new specific provisions against corporate exposure in New Zealand. Releases and recoveries were US$136 million lower than in the first half of 2001, which benefited from the release of the residual provisions against historical Olympia and York debt. Net releases were recorded in Indonesia, Thailand, China and the Middle East.

HSBC's Singapore operations reported pre-tax profits of US$112 million for the first six months of 2002, US$106 million or 49 per cent lower than the same period in 2001. This was mainly due to the release of the bad debt provision against the historical Olympia and York debt referred to above. Net interest income was US$11 million higher than in the first half of 2001 due to good performance by treasury and increased volumes of car loans partly offset by narrower spreads and subdued demand in the commercial and corporate sectors. Dealing profits were lower as interest rate movements and wider credit spreads resulted in lower profits on interest rate derivatives and debt securities. Fee income for 2002 was broadly in line with 2001 as increased fee income from the sale of HSBC's capital guaranteed funds was largely offset by a fall in stockbroking income. Operating expenses were US$7 million, or 7 per cent, lower than in the first six months of 2001. Reduced headcount as a result of the 2001 separation scheme and outsourcing of some back office functions resulted in a fall of 12 per cent in staff costs.

HSBC's operations in India reported a pre-tax profit of US$56 million, a decrease of US$4 million, or 7 per cent, compared with the first half of 2001. Net interest income was 8 per cent lower than in the first six months of 2001. Good growth in personal lending and savings deposit balances was more than offset by lower treasury income as the result of a steep decline in interest rates. Dealing profits, mainly on interest rate derivatives, increased by US$6 million, or 19 per cent, as increased co-operation between the investment and corporate banking businesses resulted in an increase in customised structured solutions and long-term derivatives products sold to major corporate customers. Fee income was 4 per cent higher than in the first half of 2001. There were increases in credit card fees, with the number of credit cards in issue by The Hongkong and Shanghai Banking Corporation's operations in India increasing from 509,000 in June 2001 to 579,000 in June 2002, and in account services.

Operating expenses increased by US$11 million, due mainly to expansion of HSBC's infrastructure in the country. The increase in costs for The Hongkong and Shanghai Banking Corporation's operations in India related to higher headcount, an increase of 204, to support expansion in wealth management initiatives and call centre operations. In addition, costs were incurred in the opening of two new branches and the relocation and refurbishment of existing branches. HSBC's group processing operations in Hyderabad continued to expand with the associated costs largely offset by income received for these services. The increase of US$9 million in the bad and doubtful debt provision reflected rising delinquency trends for credit card and other personal lending and the non-recurrence of large recoveries from corporate customers.

In mainland China, HSBC's operations reported an increase of US$2 million, or 30 per cent, in pre-tax profits compared to the first half of 2001. Net interest income grew by 9 per cent with increased renminbi lending and with increased deposits from large corporates reflecting the successful marketing of cash management products. Other operating income increased by 17 per cent with increased levels of income from credit card merchant acquiring fees and trade services. An increase in operating expenses of 39 per cent reflected increased headcount of which 169 relate to the establishment and expansion of personal and institutional banking businesses and support services. The group service centres in Guangzhou and Shanghai grew to now employ some 1,700 staff. In addition, higher advertising and marketing expenditure was raised to support commercial sponsorships for the credit card merchant acquiring business. Corporate recoveries generated a net release of bad and doubtful debt provisions compared with a net charge in the first half of 2001.

In Malaysia, HSBC Bank Malaysia reported profits before tax of US$68 million for the first half of 2002, US$33 million lower than the same period in 2001 which included higher levels of bad and doubtful debt recoveries as a result of a combination of repayments and credit upgrades following loan restructurings. Subdued corporate loan demand, intense price competition and reduced lending margins resulted in net interest income of US$81 million being US$4 million, or 5 per cent, lower than the comparable period in 2001. This was partly offset by increased interest income following significant

Financial Review (continued)

growth in residential mortgages and credit card advances. The first half of 2002 saw growth in HSBC Bank Malaysia's mortgage portfolio, including the purchase of the ABN AMRO mortgage portfolio, of US$237 million or 20 per cent and an increase of 43 per cent in average credit card advances. Net interest margin increased by 2 basis points to 2.69 per cent as wider spreads were only partially offset by a lower contribution from lower levels of net free funds. Other operating income of US$46 million was broadly in line with that reported in the first half of 2001. The continuing focus on personal banking initiatives resulted in a US$3 million increase in fee income most notably from account services and unit trust sales. This was, however, offset by lower foreign exchange dealing profits as reduced transaction volumes and increased competition resulted in tighter margins. Operating expenses of US$58 million were US$7 million lower than the first half of 2001, as lower mortgage origination drove a related reduction in mortgage incentive payments and marketing and advertising expenses were lower both on residential mortgage and credit card sales promotions. A continuing favourable credit environment generated a low net bad and doubtful debt charge of US$5 million in 2002 compared with a net release of US$27 million in the first half of 2001.

HSBC Bank Middle East reported an increase in cash basis pre-tax profits of US$14 million, or 12 per cent, largely as a result of higher fee and commission income together with lower bad debt charges and one significant bad debt recovery. Net interest income was 2 per cent higher than in the first half of 2001 reflecting growth in corporate, commercial and personal lending volumes in spite of intense competition across the region. The net interest margin rose slightly as wider spreads, on the back of improved corporate banking margins, were partially offset by a lower contribution from net free funds.

Net fee income increased by US$9 million, or 21 per cent, following growth in both personal and corporate banking products. Expansion of the financial planning management service (providing savings, retirement, education and protection planning services) increased the number of financial planning staff from 16 to 51 across the region at a cost of US$2 million, and produced a US$4 million increase in fees. Funds sold to customers, including a new Islamic Fund, rose by 146 per cent to US$145 million compared with the first half of 2001. A major regional credit card campaign resulted in a 28 per cent increase in the number of cards in issue and generated US$1 million in additional fee income. In May, HSBC Bank Middle East launched its new personal internet banking service in the UAE and now has 5,044 registered users. The service will be rolled out around the region in the second half of the year.

A number of new trade, forfaiting and custody products were introduced for corporate and institutional customers. HSBC won 30 new regional cash management mandates, an increase of 50 per cent on the first half of last year, including eight introduced through CCF. The number of customers around the region using HSBC's electronic cash management system, Hexagon, increased by 21 per cent to 1,481 and HSBC Bank Middle East have set up a dedicated direct sales team to market a wider range of products to non-borrowing corporate customers.

Operating expenses increased by US$22 million, or 25 per cent, compared to the first half of 2001, largely as a result of expansion in both personal and corporate sales teams and investment in the new internet service. Within this, staff costs rose by US$17 million or 31 per cent. The recruitment of additional financial planning, commercial banking and credit management staff increased staff numbers by 198 and accounted for US$4 million of the growth in staff costs. Normal annual increments, a one-off payment for end-of-service benefits in the UAE, and increased pension contributions in Bahrain and the UAE accounted for the balance of the increase. Other administrative expenses increased by US$4 million as advertising costs increased to support new product launches and a number of projects were introduced to re-engineer HSBC Bank Middle East's internal processes. The new projects, together with the relocation of the computer systems to the UK are designed to reduce the cost base over the next three years.

The recovery of a significant bad debt in the UAE combined with lower bad debt charges around the region produced a net recovery of US$4 million compared to a charge of US$16 million in the first half of last year. The introduction of new credit management systems and the recruitment of 55 staff to the debt recovery unit, at a total cost of US$1 million, contributed to a US$8 million reduction in personal banking bad debts compared to the first half of last year.

Elsewhere, HSBC operations in Australia, Japan, Korea, Thailand, Indonesia and Taiwan each contributed in excess of US$25 million to pre-tax profits. HSBC's associates, The Saudi British Bank and British Arab Commercial Bank Limited, contributed US$56 million to cash basis pre-tax profits.

North America

Cash basis profit before tax

	Half-year to		
Figures in US$m	**30 June 2002**	30 June 2001	31 December 2001
HSBC Bank USA	**700**	645	628
HSBC Markets USA	**(50)**	1	(7)
Other USA operations	**5**	4	9
USA operations	**655**	650	630
Canadian operations	**116**	123	107
	771	773	737
Princeton Note settlement	**–**	–	(575)
Group internet development – *hsbc.com*	**(37)**	(97)	(64)
Intermediate holding companies	**(82)**	(77)	(74)
	652	599	24

	Half-year to		
Figures in US$m	**30 June 2002**	30 June 2001	31 December 2001
Net interest income	**1,265**	1,162	1,240
Dividend income	**12**	16	13
Net fees and commissions	**484**	437	461
Dealing profits	**71**	211	113
Other income	**122**	94	111
Other operating income	**689**	758	698
Total operating income	**1,954**	1,920	1,938
Staff costs	**(751)**	(714)	(698)
Premises and equipment	**(163)**	(155)	(162)
Other	**(290)**	(384)	(256)
Depreciation	**(62)**	(58)	(61)
Goodwill amortisation	**(66)**	(71)	(71)
Operating expenses	**(1,332)**	(1,382)	(1,248)
Operating profit before provisions	**622**	538	690
Provisions for bad and doubtful debts	**(139)**	(114)	(173)
Provisions for contingent liabilities and commitments			
– other	**(1)**	(2)	(5)
– Princeton Note settlement	**–**	–	(575)
Amounts written off fixed asset investments	**(1)**	(4)	(1)
Operating profit	**481**	418	(64)
Share of operating (loss) in joint ventures	**(2)**	(3)	(4)
Share of operating profit/(losses) in associates	**2**	4	1
Gains on disposal of investments and tangible fixed assets	**105**	109	20
Profit on ordinary activities before tax	**586**	528	(47)

	Half-year to		
	30 June 2002	30 June 2001	31 December 2001
Share of HSBC's pre-tax profits (cash basis) (per cent)	**11.9**	10.3	0.8
Share of HSBC's pre-tax profits (cash basis excluding Princeton) (per cent)	**11.9**	10.3	16.9
Share of HSBC's pre-tax profits (per cent)	**11.6**	9.7	(1.8)
Cost:income ratio (excluding goodwill amortisation) (per cent)	**64.8**	68.3	60.7
Period-end staff numbers (Full-time equivalent basis)	**18,529**	18,533	18,518

Bad and doubtful debts

	Half-year to		
Figures in US$m	**30 June 2002**	30 June 2001	31 December 2001
Loans and advances to customers			
– specific charge			
new provisions	**225**	144	258
releases and recoveries	**(62)**	(46)	(52)
	163	98	206
– general charge/(release)	**(24)**	16	(33)
Customer bad and doubtful debt charge	**139**	114	173
Total bad and doubtful debt charge	**139**	114	173
Customer bad debt charge as a percentage of closing gross loans and advances (annualised)	**0.4%**	0.3%	0.5%

Figures in US$m	**30 June 2002**	30 June 2001*	31 December 2001*
Assets			
Loans and advances to customers (net)	**77,816**	69,727	72,064
Loans and advances to banks (net)	**8,521**	9,401	7,864
Debt securities, treasury bills and other eligible bills	**43,224**	39,563	45,200
Total assets	**141,131**	130,046	136,617
Liabilities			
Deposits by banks	**9,315**	8,486	7,602
Customer accounts	**81,503**	79,502	80,022

* *Figures for 2001 have been restated to reflect the adoption of UK Financial Reporting Standard 19 'Deferred Tax', details of which are set out in Note 1 on the Financial Statements on page 62.*

The economy in the United States showed some signs of recovery in the first half of 2002, as confidence levels started to rise after the initial impact of the events of 11 September on consumer and business spending. However, the most recent

Financial Review (continued)

confidence surveys have shown a renewed decline. Home purchases in particular were strong in the early part of the year, as the Federal Reserve maintained short-term interest rates at historically low levels. However, business confidence continued to be undermined by slow earnings growth and corporate accounting scandals and the main stock market indices all suffered sharp falls in the first half of 2002. In New York State the economy remained in recession, with weak manufacturing conditions and continuing concerns about unemployment levels.

The Canadian economy had the strongest growth of the top G7 industrialised nations in the first six months of 2001. The aggressive interest rate cuts in the second half of 2001 resulted in strong consumer spending and a buoyant housing market. Interest rates, although at lower levels than for the first half of 2001, started to rise as the Bank of Canada took steps to constrain demand and keep inflation in check. As a result of the interest rate increases, the Canadian dollar strengthened relative to the US dollar in the first half of 2002.

HSBC's trading operations in North America contributed US$771 million to HSBC's cash basis profit before tax in the first half of 2002, compared to US$773 million in the comparable period in 2001.

HSBC USA Inc's operations in the United States reported an increase of US$55 million, or 9 per cent, in cash basis profit before tax in the first half of 2002, due largely to an increased level of net interest income. HSBC's Canadian operations reported cash basis pre-tax profits of US$116 million, US$7 million lower than in the first six months of 2001 as increased levels of net interest income were more than offset by higher charges for bad and doubtful debts and restructuring charges relating to the closure of the Canadian institutional equity business. HSBC Markets USA reported a pre-tax cash basis loss of US$50 million, due largely to losses on corporate bonds.

Net interest income in North America at US$1,265 million in the first half of 2002 was US$103 million, or 9 per cent, higher than the first half of 2001. HSBC USA Inc's domestic operations average interest-earning assets increased by US$0.4 billion. Growth of US$3.4 billion in customer accounts, of which US$2.0 billion related to residential mortgages as home-owners took the opportunity, as interest rates fell, to re-mortgage at lower rates was offset by a fall in money market and other lower yielding loans and holdings of Latin American debt securities. The net interest margin rose 27 basis points to 2.98 per cent compared to the first half of 2001. Spreads widened both on treasury investment operations as funding costs fell and on residential mortgages as the steeper yield curve allowed increased balances to be funded with low costing customer deposits. This widening in spreads was partly offset by a lower contribution from net free funds. In Canada, net interest income for the first six months of 2002 increased by US$34 million, or 15 per cent, compared with the same period in 2001. Average interest-earning assets grew by US$1.1 billion, or 6 per cent, driven largely by mortgage growth as the Canadian housing market benefited from lower interest rates. HSBC Bank Canada successfully introduced a new variable interest rate mortgage, based on a similar product available through HSBC Bank in the United Kingdom, in the second quarter of 2002, and sales of this product have been encouraging. The net interest margin rose 21 basis points to 2.71 per cent compared to the first half of 2001. A widening in spreads as higher costing funds repriced at the lower interest rates was partly offset by a reduced contribution from net free funds.

Other operating income of US$689 million was US$69 million, or 9 per cent, lower than in the first half of 2001 as strong growth in wealth management income was more than offset by lower dealing profits. Fee income at US$484 million was US$47 million, or 11 per cent, higher than in the first six months of 2001. In the United States, fee income increased by US$51 million, or 15 per cent. HSBC USA Inc's domestic operations recorded strong growth in wealth management income and now have 1,500 authorised sales professionals located in the branches able to advise customers on insurance and certain annuity products. This is in addition to the 196 specialised insurance and full service brokerage sales professionals. Fee income from brokerage and other wealth management products increased by US$22 million, and from account service charges, particularly in the New York City market, by US$7 million. Fee income in Canada fell by US$4 million, or 4 per cent as strong growth in fee income from commercial and personal banking products was offset by lower levels of fees from broking and capital market activities in the weaker equity markets. In addition the decision announced in April 2002 that HSBC was to withdraw from institutional equity trading sales and research activities in Canada also impacted fee income.

Dealing profits at US$71 million were US$140 million, or 66 per cent, lower than in the first half of 2001. HSBC USA Inc's domestic operations reported dealing losses of US$42 million compared with dealing profits of US$58 million in the first half of 2001. Of the US$42 million losses in the first half of 2002, US$46 million related to derivatives and other commitments in mortgage banking accounted for on a mark to market basis while mortgage origination and servicing income is asymmetrically accounted for on an accruals basis. HSBC Markets USA's dealing profits fell by US$41 million, or 31 per cent, as an increase in profits on interest rate arbitrage activities was more than offset by losses on corporate bond trading positions. Credit spreads on corporate bonds widened sharply as market confidence in corporate earnings was undermined by slow earnings growth and news of corporate accounting scandals.

Operating expenses in North America, excluding goodwill amortisation, of US$1,266 million in the first half of 2002 were US$45 million, or 3 per cent, lower than the same period in 2001. Excluding the development costs associated with *hsbc.com* operating expenses were US$17 million, or 1 per cent higher than the first half of 2001. HSBC USA Inc's domestic operation's operating expenses were in line with the first six months of 2001. Staff costs rose by US$13 million as a result of higher levels of performance-related bonuses on increased wealth management and mortgage-related revenues and increases in the cost of pension and health-care provisions. HSBC Markets USA's operating expenses were US$11 million, or 7 per cent, lower than the first half of 2001 as reduced levels of performance-related bonuses on lower revenues were partly offset by the costs associated with restructuring the investment and merchant banking activities in the United States. In Canada, operating expenses were US$18 million, or 8 per cent, higher than for the first half of 2001 primarily as a result of a restructuring charge of US$17 million relating to the closure of the institutional equity business in April 2002.

The charge for bad and doubtful debts of US$139 million was US$25 million, or 22 per cent, higher than for the first six months of 2001. In the United States, new specific provisions of US$153 million were US$54 million higher than the first six months of 2001 as specific provisions were required to be raised against a small number of corporate exposures reflecting a modest deterioration in credit quality in the first half of 2002. In Canada, the provision for bad and doubtful debt charge increased to US$43 million, compared to US$29 million in the first half of 2001. New specific provisions of US$61 million were US$27 million higher than for the first half of 2001 and primarily related to an exposure in the telecommunications sector.

In terms of non-performing loans overall credit quality remained broadly stable in 2002 with non-performing loans of US$649 million at 30 June 2002 compared with US$625 million at 31 December 2001.

Profit on the sale of fixed asset investments of US$105 million primarily reflected gains on disposal by HSBC USA Inc's domestic operations of debt securities to adjust its exposure to interest rates and sovereign credit.

Financial Review (continued)

Latin America

Cash basis profit before tax

Figures in US$m	Half-year to 30 June 2002	30 June 2001	31 December 2001
Brazil	**79**	98	38
Argentina	**(50)**	39	(1,191)
Chile	**62**	15	2
Mexico	**(1)**	8	6
Panama	**(27)**	7	4
Other	**(6)**	4	(7)
	57	171	(1,148)

Figures in US$m	Half-year to 30 June 2002	30 June 2001	31 December 2001
Net interest income	**423**	597	516
Dividend income	**15**	12	–
Net fees and commissions	**187**	269	240
Dealing profits	**84**	(6)	46
Other income	**89**	183	175
Other operating income	**375**	458	461
Total operating income	**798**	1,055	977
Staff costs	**(315)**	(418)	(446)
Premises and equipment	**(66)**	(79)	(80)
Other	**(190)**	(226)	(222)
Depreciation	**(31)**	(34)	(44)
Goodwill amortisation	**(6)**	(7)	(10)
Operating expenses	**(608)**	(764)	(802)
Operating profit before provisions	**190**	291	175
Provisions for bad and doubtful debts	**(127)**	(130)	(810)
Loss from foreign currency redenomination in Argentina	**(45)**	–	(520)
Provisions for contingent liabilities and commitments	**–**	–	–
Amounts written off fixed asset investments	**(2)**	(2)	1
Operating profit/(loss)	**16**	159	(1,154)
Share of operating profit/(loss) in associates	**–**	2	(1)
Gains/(losses) on disposal of investments and tangible fixed assets	**35**	3	(3)
Profit/(loss) on ordinary activities before tax	**51**	164	(1,158)
Share of HSBC's pre-tax profits (cash basis) (per cent)	**1.0**	2.9	(38.7)
Share of HSBC's pre-tax profits (per cent)	**1.0**	3.0	(45.1)
Cost:income ratio (excluding goodwill amortisation) (per cent)	**75.4**	71.8	81.1
Period-end staff numbers (Full-time equivalent)	**26,911**	25,568	28,292

Bad and doubtful debts

Figures in US$m	Half-year to 30 June 2002	30 June 2001	31 December 2001
Loans and advances to customers			
– specific charge			
new provisions	**320**	179	261
releases and recoveries	**(89)**	(65)	(69)
	231	114	192
– additional general charge/(utilisation) against Argentine exposures	**(114)**	–	600
– general charge/(release)	**10**	16	18
Customer bad and doubtful debt charge	**127**	130	810
Total bad and doubtful debt charge	**127**	130	810
Customer bad debt charge as a percentage of closing gross loans and advances (annualised)	**5.5%**	3.7%	25.7%

Figures in US$m	30 June 2002	30 June 2001*	31 December 2001*
Assets			
Loans and advances to customers (net)	**4,051**	6,583	5,180
Loans and advances to banks (net)	**1,343**	3,548	2,367
Debt securities, treasury bills and other eligible bills	**2,005**	4,716	3,847
Total assets	**10,776**	19,359	15,218
Liabilities			
Deposits by banks	**1,187**	2,652	1,849
Customer accounts	**5,547**	9,686	8,556

* *Figures for 2001 have been restated to reflect the adoption of UK Financial Reporting Standard 19 'Deferred Tax', details of which are set out in Note 1 on the Financial Statements on page 62.*

The main focus in Latin America continues to be Argentina and Brazil. Although the IMF and other multilaterals have agreed to roll over Argentina's forthcoming repayments, there is still considerable uncertainty regarding the Government's approach to banking sector restructuring, budgetary policy, and relations with both the central bank and private utility firms. The Argentine economy is expected to experience its fourth successive year of recession, although the crisis that began in December 2001 will produce a very large contraction in GDP this year. This contraction is producing levels of unemployment and poverty which Argentina has not seen in recent memory. The combination of weak demand and a very large exchange rate depreciation has resulted in falling real wages and continuing political unrest. An election has been called for March 2003.

During the second quarter of 2002 Brazil experienced a sharp decline in the exchange rate together with upward pressure on domestic interest rates, as the economy was tainted by the unfolding crisis in Argentina, the sharp fall in US and European equity markets, and the growing concerns over the future of Brazil's policymaking environment given the uncertainty surrounding the outcome of the presidential elections in October. These unsettled conditions have kept the Brazilian economy in recession, and have resulted in rising uncertainty about the debt dynamics of the Brazilian public sector. The most common measurement of Brazil's country risk premium rose from a low of 698 basis points over US treasuries (in April 2002) to more than 2,000 basis points in late July.

HSBC's operations in Latin America reported a cash basis pre-tax profit of US$57 million in the first six months of 2002, 67 per cent, or US$114 million lower than the first six months of 2001, but US$1,205 million higher than the US$1,148 million loss in the second half of 2001. Pre-tax profits in the first six months of 2002 were bolstered by a gain on disposal of the stake in Banco Santiago S.A. At constant exchange rates, HSBC's operations in Latin America reported cash basis pre-tax profits of US$76 million, or 57 per cent, lower than the first six months of 2001.

In Brazil, cash basis profit before tax of US$79 million was US$19 million, or 19 per cent, lower than in the first half of 2001 reflecting the unsettled economic conditions in the region. At constant exchange rates, pre-tax profits in Brazil were US$5 million lower than in the first half of 2001. HSBC's operations in Argentina reported cash basis pre-tax losses for the first six months of 2002 of US$50 million compared to a pre-tax profit of US$39 million for the comparable period in 2001. The current period's results include losses of US$45 million arising from court decisions relating to frozen formerly US dollar-denominated customer deposits. These had previously been converted to pesos as part of the 'pesification' of the in-country US dollar assets and liabilities in 2001 and were required to be repaid to customers at free market rates. At constant exchange rates, pre-tax contributions from Argentina were US$65 million lower than in the first six months of 2001.

The following commentary on Latin America's results is based on constant exchange rates.

Net interest income in Latin America at US$423 million was US$48 million, or 10 per cent lower than in the first half of 2001. In Brazil, net interest income was US$9 million, or 2 per cent, lower than in the first half of 2001 as the effect of lower average interest-earning assets was only partially offset by improved net interest margin. Average interest-earning assets fell by US$592 million compared to the first half of 2001 as, in the unsettled economic environment, HSBC reduced the level of local debt securities and moved to a more conservative positioning of its balance sheet. Net interest margin increased by 118 basis points as an improvement in spread from a change in asset mix towards higher-yielding customer advances was only partially offset by the reduced benefit from lower levels of net free funds.

In Argentina, net interest income was US$37 million, or 73 per cent, lower than the first half of 2001. The net interest margin for the bank in Argentina worsened significantly by 787 basis points to minus 2.36 per cent in the first half of 2002 due to a combination of narrower spreads and the costs associated with the funding of the non-performing loan portfolio. The narrowing in spreads additionally reflected the asymmetrical treatment of the inflation adjustment ('CER') on pesified assets and liabilities, increased levels of suspended interest and the high cost of funding liquidity lines. CER, which is included in these results as an adjustment to interest, is an inflation adjustment applied to all pesified sovereign debt and deposit balances and certain (primarily commercial and corporate) customer loans and is payable on maturity. Pesified mortgages and personal loans are specifically excluded from the scope of CER.

Other operating income of US$375 million was US$48 million, or 15 per cent, higher than the first half of 2001 as an increase of US$88 million in dealing profits was only partially offset by lower fees and insurance related income.

The increased contribution from dealing profits was partially offset by a fall in fee income of US$25 million, or 12 per cent, in the first six months of 2002 compared to the same period in 2001. In Brazil, unsettled markets and increased competition for customers' business resulted in a US$21 million, or 12 per cent fall, primarily in transactional and

Financial Review (continued)

business related services. Fee income from account services, collections of trade bills and interbank transactions declined as the lack of inward investment and uncertainty in the markets dented both business and consumer confidence and as a result transaction volumes fell. Fees from funds under management were US$3 million lower than in the first half of 2001 and funds under management in Brazil of US$7 billion were unchanged from the level at 31 December 2001. In Argentina, fee income fell by US$4 million, or 18 per cent, as rising unemployment and lack of business confidence resulted in a reduction in fee-earning opportunities. In addition, fee income in the first half of 2001 included fees earned from being an arranger and market-maker for Argentine government bond auctions. In Argentina, insurance and pensions related income fell by US$28 million, or 62 per cent, as a result of a deteriorating underwriting result as the level of claims grew, the sale of annuities were suspended by the local regulators and the effect of higher unemployment impacted the levels of fees from pension funds.

Operating expenses (excluding goodwill amortisation) of US$602 million were US$31 million, or 5 per cent, higher than the first half of 2001. In Brazil, operating expenses of US$474 million were US$25 million, or 6 per cent, higher than the first half of 2001. Staff costs increased by 4 per cent, primarily due to an industry-wide union-agreed pay deal. Other expenses increased by US$16 million, or 8 per cent, as HSBC's Brazilian operations continued to invest in electronic distribution channels and information technology. In Argentina, operating expenses remained at the same level as for the first six months of 2001 as cost containment measures were introduced in the wake of the economic situation.

The provision for bad and doubtful debts of US$127 million was US$27 million higher than the first half of 2001, but US$23 million lower than the second half of 2001, excluding the additional general provision for Argentina. In Brazil, the bad debt charge of US$84 million was unchanged from the first half of 2001. New specific provisions of US$165 million, which included losses on a major corporate exposure, were offset by releases of provisions against personal exposure as pro-active management of the personal portfolio resulted in an improvement in the portfolio quality. In Argentina new specific provisions raised of US$114 million were US$103 million higher than the first six months of 2001 and were charged against the additional general provision raised in December 2001. The provision coverage ratio on the Argentine loan portfolio remains above 60 per cent with the level of non-performing loans having reached 70 per cent of the non-government loan book. The charge for bad and doubtful debts in Panama was US$40 million higher than in the first half of 2001 reflecting the deterioration in credit quality of a few corporate exposures and augmentation of the general provision.

In April 2002, HSBC realised a gain of US$38 million on the disposal of its 6.99 per cent stake in Banco Santiago S.A.

Analysis by line of business

Profit on ordinary activities before tax (cash basis) by line of business

	Half-year to					
	30 June 2002		30 June 2001		31 December 2001	
	US$m	%	US$m	%	US$m	%
Personal Financial Services	1,879	34.4	1,837	31.5	1,667	56.1
Commercial Banking	1,503	27.5	1,339	22.9	1,046	35.3
Corporate, Investment Banking and Markets	1,941	35.6	2,218	38.0	1,812	61.1
Private Banking	234	4.3	192	3.3	220	7.4
Other	(99)	(1.8)	254	4.3	(1,778)	(59.9)
	5,458	100.0	5,840	100.0	2,967	100.0

The data presented on pages 32 to 38 reflects an analysis of HSBC's results and of certain key balance sheet amounts by line of business. This provides additional and complementary analysis to HSBC's segmental reporting by geographical region.

The results are presented in accordance with the accounting policies used in the preparation of HSBC's consolidated financial statements. HSBC's operations are closely integrated and, accordingly, the presentation of line of business data includes internal allocations of certain items of income and expenses. These allocations include the costs of certain support services and head office functions, to the extent that these can be meaningfully attributed to operational business lines. While such allocations have been made on a systematic basis they necessarily involve a degree of subjectivity.

Where relevant, income and expenses include the results of inter-company and inter-business line transactions. Such transactions are undertaken on arm's-length terms. Intra-segment funding and placement of surplus funds are undertaken at market interest rates.

The reported results of each line of business include the funding benefit of the shareholders' funds allocated to that business. Shareholders' funds are generally allocated to lines of business on the basis of economic capital measures including the relative risk-weighted assets of each operation.

In the analysis of line of business, the total operating income and operating expenses include intra-HSBC items of US$533 million in the first half of 2002, US$530 million in the first half of 2001 and US$553 million in the second half of 2001.

Personal Financial Services

Cash basis profit before tax

	Half-year to					
	30 June 2002		30 June 2001		31 December 2001	
	US$m	%	US$m	%	US$m	%
Europe	**533**	**28.3**	621	33.9	470	28.2
Hong Kong	**898**	**47.8**	869	47.3	762	45.7
Rest of Asia-Pacific	**63**	**3.4**	22	1.2	58	3.5
North America	**399**	**21.2**	280	15.2	373	22.4
Latin America	**(14)**	**(0.7)**	45	2.4	4	0.2
	1,879	**100.0**	1,837	100.0	1,667	100.0

	Half-year to		
Figures in US$m	30 June 2002	30 June 2001	31 December 2001
Net interest income	**3,672**	3,366	3,510
Dividend income	**4**	3	2
Net fees and commissions	**1,535**	1,503	1,459
Dealing profits	**15**	60	(7)
Other income	**395**	375	481
Other operating income	**1,949**	1,941	1,935
Total operating income	**5,621**	5,307	5,445
Operating expenses (excluding goodwill amortisation)	**(3,276)**	(3,273)	(3,335)
Operating profit before provisions	**2,345**	2,034	2,110
Provisions for bad and doubtful debts	**(435)**	(363)	(409)
Provisions for contingent liabilities and commitments	**(21)**	(1)	(16)
Amounts written off fixed asset investments	**–**	(2)	(3)
Operating profit	**1,889**	1,668	1,682
Share of operating profit/(losses) in associated undertakings	**(16)**	(30)	(26)
Gains on disposal of investments and tangible fixed assets	**6**	199	11
Profit on ordinary activities before tax (cash basis)	**1,879**	1,837	1,667
Share of HSBC's pre-tax profits (cash basis) (per cent)	**34.4**	31.5	56.1
Cost:income ratio (excluding goodwill amortisation) (per cent)	**58.3**	61.7	61.2

Selected balance sheet data (third party items only)

Figures in US$m	30 June 2002	30 June 2001	31 December 2001
Loans and advances to customers (net)	**126,018**	108,489	114,982
Customer accounts	**240,468**	220,455	229,903

The Personal Financial Services line of business covers individual customers, including those who are self-employed. International high net worth individuals and their families who choose the differentiated services offered within Private Banking are not included in this segment.

On a cash basis, Personal Financial Services pre-tax profit for the half-year of US$1,879 million, represented 34 per cent of total profits. This was broadly in line with the first half of 2001, which benefited from the sale of British Interactive Broadcasting in May 2001. At the operating level, profit rose by 13 per cent to US$1,889 million, driven by a 6 per cent rise in operating income, while operating expenses remained flat. This is reflected in an improved cost:income ratio, which fell from 61.7 per cent to 58.3 per cent.

The turbulent equity markets in the first half of 2002 clearly impacted the investment preferences of personal customers. Sales of capital protected products and insurance grew strongly. Current account and savings balances rose significantly as customers sought security and liquidity.

HSBC's margins benefited from this shortening of liability maturities. With equity markets out of favour and interest rates low, personal customers turned to real estate as a channel for investment flows, driving strong demand for mortgages particularly in the UK and the USA. Personal lending growth was also strong and HSBC's credit card businesses expanded in terms of cards in issue, revenues and revolving balances. Consequent upon this growth, credit costs also expanded, particularly in Hong Kong where increased provisions for credit card accounts reflected higher bankruptcies due to rising levels of unemployment, which lowered the profitability of this business. Offsetting this in part, credit costs on the Hong Kong mortgage book fell as prices stabilised and non-performing mortgages declined.

The personal businesses in Latin America were constrained by the severe economic conditions in Argentina and a slowdown in growth in Brazil pending the forthcoming elections.

Financial Review (continued)

Within Argentina, the additional general bad debt provision raised in the second half of 2001 was partially utilised to absorb specific bad debt provisions of US$30 million.

The first half of 2002 included a full six months contribution from the acquisition of Demirbank in Turkey and NRMA Building Society in Australia; both performed in line with expectations and are integrating well into HSBC.

Commercial Banking

Cash basis profit before tax

	Half-year to					
	30 June 2002		30 June 2001		31 December 2001	
	US$m	%	US$m	%	US$m	%
Europe	**692**	**46.1**	566	42.3	420	40.1
Hong Kong	**374**	**24.9**	375	28.0	351	33.6
Rest of Asia-Pacific	**214**	**14.2**	142	10.6	135	12.9
North America	**199**	**13.2**	214	16.0	158	15.1
Latin America	**24**	**1.6**	42	3.1	(18)	(1.7)
	1,503	**100.0**	1,339	100.0	1,046	100.0

	Half-year to		
Figures in US$m	30 June 2002	30 June 2001	31 December 2001
Net interest income	**1,861**	1,878	1,943
Dividend income	**17**	4	3
Net fees and commissions	**892**	815	856
Dealing profits	**50**	53	50
Other income	**246**	214	208
Other operating income	**1,205**	1,086	1,117
Total operating income	**3,066**	2,964	3,060
Operating expenses (excluding goodwill amortisation)	**(1,478)**	(1,446)	(1,590)
Operating profit before provisions	**1,588**	1,518	1,470
Provisions for bad and doubtful debts	**(146)**	(187)	(475)
Provisions for contingent liabilities and commitments	**14**	8	8
Amounts written off fixed asset investments	**(13)**	–	(1)
Operating profit	**1,443**	1,339	1,002
Share of operating profit/(losses) in associated undertakings	**11**	(4)	38
Gains on disposal of investments and tangible fixed assets	**49**	4	6
Profit on ordinary activities before tax (cash basis)	**1,503**	1,339	1,046
Share of HSBC's pre-tax profits (cash basis) (per cent)	**27.5**	22.9	35.3
Cost:income ratio (excluding goodwill amortisation) (per cent)	**48.2**	48.8	52.0

Selected balance sheet data (third party items only)

Figures in US$m	30 June 2002	30 June 2001	31 December 2001
Loans and advances to customers (net)	**88,718**	82,624	81,999
Customer accounts	**83,433**	80,443	81,038

Commercial Banking covers middle market and smaller commercial relationships which fall between the Personal Financial Services and Corporate and Institutional Banking segments.

The Commercial Banking line of business contributed US$1,503 million to pre-tax profits (cash basis) in the first half of 2002 which represented 28 per cent of such profits. These profits were US$164 million or 12 per cent higher than the first half of 2001, mainly reflecting gains on disposal of investments by CCF, increased fees and commissions and lower provisions for bad and doubtful debts in Asia.

Net interest income reduced by US$17 million or 1 per cent compared with the first half of 2001.

In Europe, net interest income increased due to significant growth in current account, deposit and loan balances, partially offset by narrower spreads from current accounts, reflecting lower base rates. In North America, net interest income increased mainly due to the availability of low cost deposits to fund the asset portfolio together with growth in property lending.

Reductions in Hong Kong were due to lower spreads on trade finance, current accounts, overdrafts and commercial loans. The rest of Asia-Pacific saw a reduction in net interest income mainly reflecting subdued commercial loan demand and competitive pressures on lending margins. In Latin America, net interest income, was lower due to reduced margins in Argentina and lower volumes in Brazil.

Business internet banking allied with better customer relationship management systems is facilitating greater customer contact and thereby improved sales penetration.

Other operating income was US$119 million or 11 per cent higher than the first half of 2001 reflecting growth from business protection products, stakeholder pension income and overdraft fees.

Operating expenses were broadly in line with 2001 reflecting modest growth in Europe due to one-off costs related to the introduction of the euro, offset by lower retirement benefit costs in Hong Kong. Reflecting HSBC's implementation of group service centres, there are now 15,000 calls from UK business telephone banking customers being answered in Hyderabad each week, where there are 33 customer service representatives taking calls with a further 40 in training. Provisions for bad and doubtful debts fell by US$41 million or 22 per cent due to a reduction in the level of specific provisions raised in Asia offset by increases in North America and Europe.

Within Argentina, the additional general bad debt provision raised in the second half of 2001 was partially utilised to absorb specific bad debt provisions of US$69 million.

Gains on disposal of investments increased by US$45 million, mainly due to the sale of CCF's 50 per cent holding in Lixxbail to its joint venture partner.

The first half of 2002 included a full six months contribution from the acquisition of Banque Hervet in France and Demirbank in Turkey; both performed in line with expectations and are integrating well into HSBC.

As a result of the UK's Competition Commission Review of banking services to small and medium size businesses, the necessary actions to implement the pricing adjustments proposed are underway and will be in place by the end of 2002, at an estimated cost to HSBC of £80 million in a full year.

Corporate, Investment Banking and Markets

Cash basis profit before tax

	Half-year to					
	30 June 2002		30 June 2001		31 December 2001	
	US$m	**%**	US$m	%	US$m	%
Europe	**778**	**40.1**	854	38.5	584	32.2
Hong Kong	**594**	**30.6**	608	27.4	636	35.1
Rest of Asia-Pacific	**366**	**18.9**	453	20.4	272	15.0
North America	**140**	**7.2**	230	10.4	208	11.5
Latin America	**63**	**3.2**	73	3.3	112	6.2
	1,941	**100.0**	2,218	100.0	1,812	100.0

	Half-year to		
Figures in US$m	**30 June 2002**	30 June 2001	31 December 2001
Net interest income	**1,839**	1,594	1,824
Dividend income	**113**	80	58
Net fees and commissions	**1,032**	1,101	1,016
Dealing profits	**493**	695	716
Other income	**267**	291	277
Other operating income	**1,905**	2,167	2,067
Total operating income	**3,744**	3,761	3,891
Operating expenses (excluding goodwill amortisation)	**(1,910)**	(1,927)	(1,972)
Operating profit before provisions	**1,834**	1,834	1,919
Provisions for bad and doubtful debts	**(128)**	111	(145)
Provisions for contingent liabilities and commitments	**15**	(13)	(1)
Amounts written off fixed asset investments	**(11)**	(30)	(42)
Operating profit	**1,710**	1,902	1,731
Share of operating profit/(losses) in associated undertakings	**20**	48	(5)
Gains on disposal of investments and tangible fixed assets	**211**	268	86
Profit on ordinary activities before tax (cash basis)	**1,941**	2,218	1,812
Share of HSBC's pre-tax profits (cash basis) (per cent)	**35.6**	38.0	61.1
Cost:income ratio (excluding goodwill amortisation) (per cent)	**51.0**	51.2	50.7

Selected balance sheet data (third party items only)

Figures in US$m	**30 June 2002**	30 June 2001	31 December 2001
Loans and advances to banks (net)	**83,335**	97,942	83,312
Loans and advances to customers (net)	**112,943**	95,539	99,254
Debt securities, treasury bills and other eligible bills	**164,948**	147,956	155,330
Deposits by banks	**57,299**	61,315	49,785
Customer accounts	**97,396**	91,445	88,612

This segment covers HSBC's Corporate and Institutional Banking and Investment Banking and Markets businesses. The results of these businesses are shown together to reflect the role of HSBC's Investment Banking and Markets operation in providing integrated solutions to the major international clients of the Corporate and Institutional Banking business.

Financial Review (continued)

Corporate, Investment Banking and Markets contributed US$1,941 million to pre-tax profits (cash basis) in the first half of 2002 which represented 36 per cent of HSBC's pre-tax profits. In what have been exceptionally difficult market conditions with corporate credit spreads widening sharply and equity market weakness worldwide, operating profit before provisions remained at the same level as the first half of 2001. This performance reflected the strength of HSBC's treasury businesses which continued to benefit from the fall in interest rates in 2001. Supporting this, continuing alignment of HSBC's corporate customer base with the skill base available in the capital markets and investment banking areas led to strong growth in mandates from HSBC's corporate customers. HSBC was ranked first in the first half of 2002 for (all currencies) bond issuance for both UK and French corporates by Capital DATA Bondware. Although fee revenues from equity markets were significantly lower globally, HSBC's refocusing on its geographic and sector strengths carried out in 2001 meant that investment banking fee income was only 12 per cent lower than the first half of 2001.

Equity brokerage saw a sizeable reduction in revenues reflecting market conditions and reduced coverage. In aggregate, however cost savings resulting from the restructuring initiatives carried out at the end of 2001 were greater than the reduction in revenues experienced due to the turbulent equity markets during the first half of 2002.

The level of pre-tax profits performance in the first half of 2002 at US$1,941 million was 13 per cent lower than the first half of 2001 principally due to increased provisions for bad and doubtful debts. The first half of 2001 benefited from the recovery of residual provisions against the historical exposure to Olympia & York, whereas the first half of 2002 suffered from provisioning against a small number of telecommunications related exposures.

Within dealing profits, revenues from foreign exchange activities were 12 per cent higher than the first half of 2001 and in line with the second half. FXall, in which HSBC was a co-founder and which was launched in 2001, consolidated its position during the first half as the leading electronic foreign exchange dealing platform, enabling institutions and customers to trade online.

As the market continues to shift towards electronic methods of payment, HSBC is developing e-commerce functionality to complement its payments and cash management propositions. HSBC has been one of the first to pilot Continuous Linked Settlement (CLS) services. When fully launched in the second half of 2002, CLS will significantly reduce foreign exchange market risk. Additionally, CCF has shown a strong performance and is becoming an increasingly important component of HSBC's global business, demonstrated by the increased customer referrals between CCF and other parts of HSBC.

Although the trade services market remains difficult, income levels have been broadly maintained. HSBC continues to develop this business area and has acquired Acordis Export Services in the UK, has expanded its factoring business in Taiwan and launched Documentary Express, an internet based trade documents preparation site in Asia.

In Global Custody, operations have been impacted by the fall in markets but this has, in part, been compensated for by increased trading volumes. The relative strength of several Asian markets and new business won over the last twelve months means that this operation is performing in line with expectations.

HSBC's Asset Management business attracted a net inflow of client funds during the period of US$5.1 billion and maintained revenues slightly lower than the comparable period in 2001 reflecting lower management fees. HSBC's acquisition in Taiwan during 2001, HSBC Asset Management (Taiwan), formerly China Securities Investment Trust Corp, performed satisfactorily and is being successfully integrated into HSBC. HSBC Asset Management continued to work closely with the retail network in designing products for distribution, contributing to the US$1.9 billion increase in capital guaranteed funds from HSBC's networks in Hong Kong, and achieved positive sales of defined contribution pension products (including the Mandatory Provident Fund in Hong Kong).

Private Equity improved on its performance in the first half of 2001 contributing US$40 million in pre-tax profits with its focus on investing in medium sized traditional businesses proving attractive in the current environment. Elsewhere disposal profits were lower as 2001 benefited from the sale of a number of long term investments, notably Central Registration in Hong Kong and Pulsiv and ERGO in Germany.

Within Argentina, the additional general bad

debt provision raised in the second half of 2001, was partially utilised to absorb specific bad debt provisions of US$15 million.

Private Banking

Cash basis profit before tax

	Half-year to					
	30 June 2002		30 June 2001		31 December 2001	
	US$m	**%**	US$m	%	US$m	%
Europe	**138**	**59.0**	121	63.0	189	86.0
Hong Kong	**57**	**24.4**	43	22.4	41	18.6
Rest of Asia-Pacific	**15**	**6.4**	4	2.1	(20)	(9.1)
North America	**30**	**12.8**	22	11.5	15	6.8
Latin America	**(6)**	**(2.6)**	2	1.0	(5)	(2.3)
	234	**100.0**	192	100.0	220	100.0

	Half-year to		
Figures in US$m	**30 June 2002**	30 June 2001	31 December 2001
Net interest income	**262**	261	269
Dividend income	**–**	2	2
Net fees and commissions	**316**	297	299
Dealing profits	**75**	62	62
Other income	**41**	38	25
Other operating income	**432**	399	388
Total operating income	**694**	660	657
Operating expenses (excluding goodwill amortisation)	**(456)**	(443)	(448)
Operating profit before provisions	**238**	217	209
Provisions for bad and doubtful debts	**(7)**	(7)	36
Provisions for contingent liabilities and commitments	**(9)**	(36)	(10)
Amounts written off fixed asset investments	**(10)**	–	(2)
Operating profit	**212**	174	233
Share of operating profit/(losses) in associated undertakings	**1**	3	(3)
Gains on disposal of investments and tangible fixed assets	**21**	15	(10)
Profit on ordinary activities before tax (cash basis)	**234**	192	220
Share of HSBC's pre-tax profits (cash basis) (per cent)	**4.3**	3.3	7.4
Cost:income ratio (excluding goodwill amortisation) (per cent)	**65.7**	67.1	68.2

Selected balance sheet data (third party items only)

Figures in US$m	**30 June 2002**	30 June 2001	31 December 2001
Loans and advances to customers (net)	**12,452**	10,388	11,005
Customer accounts	**49,106**	48,730	50,233

Private Banking provides world class financial services to high net worth individuals and their families.

Private Banking contributed US$234 million to HSBC's pre-tax profits (cash basis) and represented 4 per cent of such profits.

In very difficult investment markets, the encouraging growth in revenues achieved, which rose US$34 million to US$694 million, together with the US$14.8 billion net inflow of client funds, during the previous 12 months, evidenced the strength of the customer base and the successful integration of the very large number of businesses now managed in Group Private Banking. Revenue growth was also achieved after repositioning the investment portfolios at the end of 2001 in anticipation of the deteriorating credit markets and uncertain economic conditions which were evident. Increasing revenues also reflected growing tailoring of products to customer needs, together with growth in customer assets under management.

With the London real estate market buoyant, Property Vision, HSBC's real estate advisory business in London, which was acquired last year, has been successfully integrated into HSBC.

Cost rationalisation from the integrations completed at the end of last year are now coming through and will continue throughout the rest of the year.

The future of the Private Banking business depends on increasing levels of services and tailoring of trustee and tax advice and with this in mind HSBC USA Inc has subsequent to 30 June 2002 completed the recruitment of 25 partners and 180 professionals of Arthur Andersen's US High Net Worth Private Client tax team.

Financial Review (continued)

Other

Cash basis profit before tax

	Half-year to		
	30 June 2002	30 June 2001	31 December 2001
	US$m	US$m	US$m
Europe	38	215	142
Hong Kong	(23)	160	38
Rest of Asia-Pacific	12	17	13
North America	(116)	(147)	(730)
Latin America	(10)	9	(1,241)
	(99)	254	(1,778)

	Half-year to		
Figures in US$m	30 June 2002	30 June 2001	31 December 2001
Net interest income	(41)	93	(13)
Dividend income	22	10	22
Net fees and commissions	82	52	72
Dealing profits	12	6	(12)
Other income	436	478	518
Other operating income	552	546	600
Total operating income	511	639	587
Operating expenses (excluding goodwill amortisation)	(559)	(590)	(664)
Operating profit/(loss) before provisions	(48)	49	(77)
Provisions for bad and doubtful debts	1	5	(3)
Argentine general provision	–	–	(600)*
Provisions for contingent liabilities and commitments	(2)	–	(13)
Princeton Note provision	–	–	(575)
Loss from foreign currency redenomination in Argentina	(45)	–	(520)
Amounts written off fixed asset investments	(105)	(21)	(24)
Operating profit/(loss)	(199)	33	(1,812)
Share of operating profit/(losses) in associated undertakings	37	31	29
Gains on disposal of investments and tangible fixed assets	63	190	5
Profit/(loss) on ordinary activities before tax (cash basis)	(99)	254	(1,778)
Share of HSBC's pre-tax profits (cash basis) (per cent)	(1.8)	4.3	(59.9)
Cost:income ratio (excluding goodwill amortisation) (per cent)	109.4	92.3	113.1

* *In the first half of 2002, this provision was partially utilised to absorb specific bad debt provisions raised against Personal Financial Services (US$30 million), Commercial Banking (US$69 million) and Corporate, Investment Banking and Markets (US$15 million).*

Selected balance sheet data (third party items only)

Figures in US$m	30 June 2002	30 June 2001	31 December 2001
Loans and advances to customers (net)	1,926	2,431	1,409
Customer accounts	375	755	205

The main items reported under Other are the income and expenses of wholesale insurance operations, certain property activities, unallocated investment activities including *hsbc.com*, centrally held investment companies and HSBC's holding company and financing operations. The results include net interest earned on free capital held centrally and operating costs incurred by the head office operations in providing stewardship and central management services to HSBC.

Net fees and commissions and other income of HSBC's wholesale insurance operations amounted to US$173 million in the first half of 2002 and US$114 million in the first half of 2001.

The provision for the diminution in value of a minority holding in a European life company acquired in the CCF acquisition has also been reported in this section.

Future accounting developments

The Accounting Standards Board (UK GAAP) and the Financial Accounting Standards Board (US GAAP) have issued the following accounting standards, which become effective in future financial statements. HSBC is currently reviewing the likely impact of these statements.

UK GAAP

FRS 17 'Retirement benefits' was issued in December 2000. FRS 17 when applied in full will replace SSAP 24 'Accounting for pension costs', UITF Abstract 6 'Accounting for post-retirement benefits other than pensions' and UITF Abstract 18 'Pension costs following the 1997 tax changes in respect of dividend income'. There are also amendments to other accounting standards and UITF Abstracts.

FRS 17 prescribes the following:

- the accounting for defined contribution schemes remains unchanged;

- in respect of defined benefit schemes, financial statements reflect at fair value the assets and, at actuarial valuation using the projected unit method, the liabilities arising from an employer's retirement benefit obligations and any related funding;
- in respect of defined benefit schemes, the operating costs of providing retirement benefits to employees are recognised in the accounting period(s) in which the benefits are earned by the employees, and the related finance costs and any other changes in value of the assets and liabilities are recognised in the accounting periods in which they arise; and
- the financial statements contain adequate disclosure of the cost of providing retirement benefits and the related gains, losses, assets and liabilities.

FRS 17 required additional disclosure in HSBC's 2001 year-end financial statements with regard to the closing balance sheet position under the standard. Additional disclosure required in HSBC's 2002 year-end financial statements relates to the opening and closing balance sheet position under FRS 17 together with the performance statement items. The profit and loss account items comprise the current service cost, expected rate of return on assets and interest cost. Actuarial gains and losses will be recognised in reserves through the Statement of Total Consolidated Recognised Gains and Losses. Under FRS 17 in its current form, the primary statement impact will be recognised initially from 1 January 2003. In July 2002, the ASB issued an exposure draft 'Amendment to FRS 17 'Retirement benefits' and Financial Reporting Standard for Smaller Entities (FRSSE)'. The exposure draft proposes to defer the full accounting impact of FRS 17 and to extend the period during which the transitional disclosures required by FRS 17 are included in the 'Notes on the Financial Statements'. As at 31 December 2001, the impact of FRS 17 would have resulted in a net unprovided pension liability of US$896 million.

US GAAP

SFAS 143 'Accounting for Asset Retirement Obligations' was issued in August 2001. The Statement is effective for fiscal years beginning after 15 June 2002 although early adoption is encouraged. SFAS 143 requires that the fair value of an asset retirement obligation be recognised in the balance sheet in the period in which it is incurred and then charged to the profit and loss account over the useful economic life of the asset. Adoption is not expected to have a material impact on HSBC's US GAAP financial statements.

SFAS 144 'Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of' was issued in October 2001. The Statement supersedes SFAS 121 and is effective for fiscal years beginning after 15 June 2002 although early adoption is encouraged. SFAS 144 retains many of the fundamental principles of SFAS 121 but differs from it in that it excludes goodwill and intangible assets from its provisions and provides greater direction relating to the implementation of its principles. Adoption is not expected to have a material impact on HSBC's US GAAP financial statements.

SFAS 145 'Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections' was issued in April 2002. The Statement rescinds the requirement in SFAS 4 that material gains and losses on the extinguishment of debt be treated as extraordinary items. The Statement also amends the accounting guidance in SFAS 13 for transactions where a capital lease is replaced by an operating lease, so that transactions of this type are treated as sale and leaseback transactions. Finally, the standard makes a number of inconsequential and other technical corrections to other standards. The provisions of the statement relating to the rescission of SFAS 4 are effective for fiscal years beginning after 15 May 2002. Provisions of the Statement relating to the amendment of SFAS 13 are effective for transactions occurring after 15 May 2002 and the other provisions of the statement are effective for financial statements issued on or after 15 May 2002. Adoption is not expected to have a material effect on HSBC's US GAAP financial statements.

The Financial Accounting Standards Board issued SFAS 146 'Accounting for Exit or Disposal Activities' in July 2002, which will prescribe the way in which costs associated with exit or disposal activities are to be determined and the timing of their recognition. The statement will also provide guidance for the reporting and disclosure of these costs. HSBC is currently reviewing the impact of applying the statement, which will be effective for disposal activities initiated after 31 December 2002.

Risk management

All of HSBC's activities involve analysis, evaluation and management of some degree of risk or combination of risks. The most important types of risk are credit risk (which includes cross-border risk), liquidity risk, market risk and operational risk. Market risk includes foreign exchange, interest rate and equity price risks.

The Directors are responsible for internal controls in HSBC including the management of risk and for reviewing the effectiveness of the systems of control. Key procedures that the Directors have established are reflected in HSBC's risk management policy which is designed to identify and analyse credit risk, liquidity and market risk, operational risk and other risks, to set appropriate risk limits, and to monitor these risks and limits continually by means of reliable and up-to-date administrative and information systems. HSBC continually modifies and enhances its risk management policies and systems to reflect changes in markets and products. Training, individual responsibility and accountability and a disciplined cautious and conventional culture of control lie at the heart of HSBC's management of risk.

The Group Executive Committee, comprising executive Directors and Group General Managers appointed by the Board of Directors, formulates risk management policy, monitors risk and regularly reviews the effectiveness of HSBC's risk management policies.

Credit risk management

Credit risk is the risk that a customer or counterparty will be unable or unwilling to meet a commitment that it has entered into with HSBC. It arises principally from lending, trade finance, treasury and leasing activities. HSBC has dedicated standards, policies and procedures to control and monitor all such risks.

Within Group Head Office, Group Credit and Risk is mandated to provide high level centralised management of credit risk for HSBC on a worldwide basis. Group Credit and Risk is headed by a Group General Manager who reports to the Group Chief Executive, and its responsibilities include the following:

- Formulation of high level credit policies. These are embodied in HSBC standards with which all HSBC subsidiaries are required to comply in formulating their own more detailed credit policies and procedures, which are written in each HSBC subsidiary's dedicated credit policy manuals. The credit policies and procedures are monitored by Group Credit and Risk.
- Establishment and maintenance of HSBC's large credit exposure policy which sets controls at the HSBC level on exposures to customers and customer groups and on other risk concentrations. HSBC's policy, which is designed to be more conservative than the internationally accepted regulatory standards, is required to be adopted by all the banking subsidiaries within HSBC.
- Issue of lending guidelines which provide HSBC subsidiaries with clear guidance on HSBC's attitude towards and appetite for lending to, amongst others, different market sectors, industries and products. Each HSBC subsidiary and major business unit is required to produce its own lending guidelines which conform with the HSBC guidelines and which are regularly updated and provided to all credit and marketing executives.
- An independent review and objective assessment of risk. Group Credit and Risk undertakes an independent assessment of all commercial non-bank credit facilities over designated limits originated by all HSBC's subsidiaries, prior to the facilities being offered to the customer. The business may not proceed without the concurrence of Group Credit and Risk. Similarly, renewals and reviews of commercial non-bank facilities over designated levels are subject to review by and concurrence of Group Credit and Risk.
- Control of exposures to banks and financial institutions. HSBC's credit and settlement risk limits to counterparties in the financial and government sectors are approved centrally to optimise the use of credit availability and to avoid excessive risk concentration. A dedicated unit within Group Credit and Risk controls and manages these exposures on a global basis using centralised systems and automated processes. Full authority is devolved to this unit by the respective HSBC subsidiaries.
- Control of cross-border exposures. Control of country and cross-border risk is also managed

by a dedicated unit within Group Credit and Risk using centralised systems, through the imposition of country limits with sub-limits by maturity and type of business. Country limits are determined by taking into account economic and political factors, together with local business knowledge. Transactions with countries deemed to be higher risk are considered on a case-by-case basis.

- Control of exposures to certain industries. Group Credit and Risk controls HSBC's exposure to the shipping and aviation industries, and closely monitors exposures to other industries or products such as telecoms and commercial real estate. Controls, such as restrictions on new business or the capping of exposure within HSBC subsidiaries, may be introduced where necessary.
- Maintenance of HSBC's universal facility grading process. HSBC's grading structure contains seven grades, the first three of which are applied to differing levels of satisfactory risk. Of the four unsatisfactory grades, grades 6 and 7 are non-performing loans. In the case of banks, the grading structure involves nine tiers, five of which cover satisfactory risk. It is the responsibility of the final approving executive to approve the facility grade. Facility grades are subject to frequent review and amendments, where necessary, are required to be undertaken promptly.
- Review of efficiency and effectiveness of subsidiaries' credit approval processes. Regular reports are provided to Group Credit and Risk on the credit quality of the local portfolios and corrective action is taken where necessary.
- Reporting to senior executives on aspects of the HSBC loan portfolio. Reports are produced for senior management, including the Group Executive Committee, Group Audit Committee and the Board, covering:
  - risk concentrations and exposures to industry sectors;
  - large customer group exposures;
  - emerging market debt and provisioning;
  - large non-performing accounts and provisions;
  - specific segments of the portfolio;
  - commercial real estate, telecoms, aviation, shipping, credit cards, as well as ad hoc reviews as necessary; and
  - country limits and cross-border exposures.
- Management and direction of credit-related systems initiatives. HSBC has a centralised database of large corporate, sovereign and bank facilities and is currently rolling out a new standard corporate credit application system.
- Provision of advice and guidance to HSBC's subsidiaries. In order to promote best practice throughout HSBC, advice is given and procedures approved where necessary on numerous credit-related issues such as:
  - regulatory issues;
  - environmental policy;
  - credit scoring;
  - new products;
  - training courses; and
  - credit-related reporting.
- Primary interface for credit-related issues on behalf of HSBC Holdings with external parties including the Bank of England and the UK Financial Services Authority ('FSA'), the rating agencies and corporate analysts and counterparts in the world's major banks, and non-bank financial institutions.

In each of HSBC's subsidiaries, local management is responsible for the quality of its credit portfolio. Each major subsidiary has an appointed Chief Credit Officer, who reports to the local Chief Executive Officer, with a functional reporting line to the Group General Manager, Group Credit and Risk. Each subsidiary has established a credit process involving credit policies, procedures and lending guidelines conforming with HSBC requirements, and credit approval authorities delegated from the Board of Directors of HSBC Holdings to the local Chief Executive Officer. The objective is to build and maintain risk assets of high quality where risk and return are commensurate.

Each subsidiary is responsible for the assets in its portfolio, including any subject to central control by Group Credit and Risk, and for managing its own risk concentrations on a market sector, geographical and product basis. Each HSBC subsidiary has systems in place to control and monitor its exposures at the customer and counterparty level.

Financial Review (continued)

Special attention is paid to the management of problem loans. Where deemed appropriate, specialist units are established by HSBC subsidiaries to provide intensive management and control in order to maximise recoveries of doubtful debts.

Regular audits of subsidiaries' credit processes are undertaken by HSBC's Internal Audit function. Such audits include consideration of the completeness and adequacy of credit manuals and lending guidelines, together with an in-depth analysis of a representative sample of accounts in the portfolio to assess the quality of the loan book and other exposures. Individual accounts are reviewed to ensure that the facility grade is appropriate, that credit procedures have been properly followed and that where an account is non-performing, provisions raised are adequate. Internal Audit will discuss any facility grading they consider should be revised at the end of the audit and their subsequent recommendations for revised grades must then be assigned to the facility.

Loan portfolio

Loans and advances to customers are spread across various industrial sectors, as well as geographically. Approximately 40 per cent of loans and advances to customers are to the personal banking sector, which consists predominantly of residential mortgages.

The following tables analyse loans by industry sector and by the location of the principal operations of the lending subsidiary or, in the case of The Hongkong and Shanghai Banking Corporation Limited, HSBC Bank plc, HSBC Bank Middle East and HSBC Bank USA operations, by the location of the lending branch.

	Europe	Hong Kong	Rest of Asia-Pacific¶	North America	Latin America	Gross loans and advances to customers	Gross loans by customer type as a % of total gross loans
	US$m	US$m	US$m	US$m	US$m	US$m	%
30 June 2002							
Personal:							
Residential mortgages	32,447	23,821	6,638	23,647	640	87,193	24.9
Hong Kong SAR Government Home Ownership Scheme	–	7,582	–	–	–	7,582	2.2
Other personal	23,508	6,859	5,303	6,434	1,248	43,352	12.4
Total personal	55,955	38,262	11,941	30,081	1,888	138,127	39.5
Corporate and commercial:							
Commercial, industrial and international trade	42,276	10,094	11,658	8,616	1,656	74,300	21.2
Commercial real estate	10,688	8,273	2,347	6,129	96	27,533	7.9
Other property-related	4,016	5,030	2,294	4,136	46	15,522	4.4
Government	2,545	630	914	378	451	4,918	1.4
Other commercial*	21,006	6,591	5,297	4,152	460	37,506	10.7
Total corporate and commercial	80,531	30,618	22,510	23,411	2,709	159,779	45.6
Financial:							
Non-bank financial institutions	17,178	2,110	815	17,760	90	37,953	10.8
Settlement accounts	5,683	807	655	7,312	8	14,465	4.1
Total financial	22,861	2,917	1,470	25,072	98	52,418	14.9
Total gross loans and advances to customers	159,347	71,797	35,921	78,564	4,695	350,324	100.0
Non-performing loans†	4,071	1,862	2,452	649	559	9,593	
Non-performing loans as a percentage of gross loans and advances to customers†	2.6%	2.6%	6.8%	0.8%	11.9%	2.7%	
Specific provisions outstanding against loans and advances	2,512	724	1,572	322	337	5,467	
Specific provisions outstanding as a percentage of non-performing loans†	61.7%	38.9%	64.1%	49.6%	60.3%	57.0%	

* *Other commercial includes advances in respect of agriculture, transport, energy and utilities.*

† *Net of suspended interest.*

¶ *In 2002, approximately US$500 million of loans to personal investment vehicles have been reclassified into the 'other personal' category from 'corporate and commercial' as this provides a more accurate description of the borrower.*

	Europe	Hong Kong	Rest of Asia-Pacific	North America	Latin America	Gross loans and advances to customers	Gross loans by customer type as a % of total gross loans
	US$m	US$m	US$m	US$m	US$m	US$m	%
30 June 2001							
Personal:							
Residential mortgages	23,952	22,970	4,105	20,992	1,078	73,097	23.6
Hong Kong SAR Government Home Ownership Scheme	–	8,063	–	–	–	8,063	2.6
Other personal	19,779	5,621	3,882	6,068	1,464	36,814	12.0
Total personal	43,731	36,654	7,987	27,060	2,542	117,974	38.2
Corporate and commercial:							
Commercial, industrial and international trade	37,312	10,567	11,188	9,046	3,024	71,137	23.1
Commercial real estate	8,895	8,259	2,362	7,091	117	26,724	8.7
Other property-related	3,264	3,988	2,007	4,138	150	13,547	4.4
Government	2,195	87	617	658	9	3,566	1.2
Other commercial*	21,764	6,950	5,083	4,741	889	39,427	12.8
Total corporate and commercial	73,430	29,851	21,257	25,674	4,189	154,401	50.2
Financial:							
Non-bank financial institutions	7,669	1,569	732	9,040	350	19,360	6.3
Settlement accounts	6,532	474	442	8,690	97	16,235	5.3
Total financial	14,201	2,043	1,174	17,730	447	35,595	11.6
Total gross loans and advances to customers	131,362	68,548	30,418	70,464	7,178	307,970	100.0
Non-performing loans†	3,346	2,337	2,859	634	749	9,925	
Non-performing loans as a percentage of gross loans and advances to customers†	2.5%	3.4%	9.4%	0.9%	10.4%	3.2%	
Specific provisions outstanding against loans and advances	2,047	1,143	1,822	263	500	5,775	
Specific provisions outstanding as a percentage of non-performing loans†	61.2%	48.9%	63.7%	41.5%	66.8%	58.2%	

* *Other commercial includes advances in respect of agriculture, transport, energy and utilities.*

† *Net of suspended interest.*

Financial Review (continued)

	Europe	Hong Kong	Rest of Asia-Pacific	North America	Latin America	Gross loans and advances to customers	Gross loans by customer type as a % of total gross loans
	US$m	US$m	US$m	US$m	US$m	US$m	%
31 December 2001							
Personal:							
Residential mortgages	27,282	23,125	5,134	21,809	865	78,215	24.7
Hong Kong SAR Government Home Ownership Scheme	–	8,123	–	–	–	8,123	2.6
Other personal	21,065	6,227	4,280	6,113	1,440	39,125	12.3
Total personal	48,347	37,475	9,414	27,922	2,305	125,463	39.6
Corporate and commercial:							
Commercial, industrial and international trade	38,476	9,662	11,282	8,600	2,138	70,158	22.1
Commercial real estate	9,475	8,474	2,412	5,826	128	26,315	8.3
Other property-related	3,630	4,710	2,174	3,990	90	14,594	4.6
Government	2,393	543	900	725	778	5,339	1.7
Other commercial*	20,510	6,349	5,559	4,203	644	37,265	11.7
Total corporate and commercial	74,484	29,738	22,327	23,344	3,778	153,671	48.4
Financial:							
Non-bank financial institutions	11,329	1,546	908	12,524	166	26,473	8.3
Settlement accounts	2,361	223	189	8,984	4	11,761	3.7
Total financial	13,690	1,769	1,097	21,508	170	38,234	12.0
Total gross loans and advances to customers	136,521	68,982	32,838	72,774	6,253	317,368	100.0
Non-performing loans†	3,682	2,028	2,723	625	591	9,649	
Non-performing loans as a percentage of gross loans and advances to customers†	2.7%	2.9%	8.3%	0.9%	9.5%	3.0%	
Specific provisions outstanding against loans and advances	2,204	856	1,786	275	379	5,500	
Specific provisions outstanding as a percentage of non-performing loans†	60.0%	42.2%	65.6%	44.0%	64.1%	57.0%	

* *Other commercial includes advances in respect of agriculture, transport, energy and utilities.*

† *Net of suspended interest.*

Customer loans and advances by principal area within rest of Asia-Pacific and Latin America

	Residential mortgages	Other personal	Property-related	Commercial international trade and other	Total
	US$m	US$m	US$m	US$m	US$m
30 June 2002					
Loans and advances to customers (gross)					
Singapore*	**640**	**1,615**	**867**	**2,282**	**5,404**
Australia and New Zealand	**2,483**	**315**	**1,167**	**2,335**	**6,300**
Malaysia	**1,433**	**445**	**391**	**2,377**	**4,646**
Middle East	**36**	**1,431**	**1,011**	**3,181**	**5,659**
Indonesia	**8**	**71**	**28**	**622**	**729**
South Korea	**689**	**61**	**14**	**592**	**1,356**
Thailand	**31**	**66**	**34**	**636**	**767**
Japan	**13**	**62**	**486**	**1,841**	**2,402**
Mainland China	**20**	**–**	**354**	**1,447**	**1,821**
India	**155**	**275**	**17**	**1,236**	**1,683**
Taiwan	**910**	**411**	**2**	**1,018**	**2,341**
Other	**220**	**551**	**270**	**1,772**	**2,813**
Total of rest of Asia-Pacific	**6,638**	**5,303**	**4,641**	**19,339**	**35,921**

* *In 2002, approximately US$500 million of loans to personal investment vehicles have been reclassified into the 'other personal' category from 'corporate and commercial' as this provides a more accurate description of the borrower.*

30 June 2002	Residential mortgages US$m	Other personal US$m	Property-related US$m	Commercial international trade and other US$m	Total US$m
Loans and advances to customers (gross)					
Brazil	**207**	**1,064**	**47**	**1,271**	**2,589**
Argentina	**100**	**39**	**20**	**816***	**975**
Panama	**329**	**140**	**60**	**355**	**884**
Other	**4**	**5**	**15**	**223**	**247**
Total of Latin America	**640**	**1,248**	**142**	**2,665**	**4,695**

* *Includes US$444 million of loan exposures to the Argentine Government received in exchange for debt securities in 2001.*

30 June 2001	Residential mortgages US$m	Other personal US$m	Property-related US$m	Commercial international trade and other US$m	Total US$m
Loans and advances to customers (gross)					
Singapore	529	726	910	2,693	4,858
Australia and New Zealand	1,037	111	1,125	2,041	4,314
Malaysia	799	393	524	2,441	4,157
Middle East	30	1,444	775	2,715	4,964
Indonesia	4	26	33	776	839
South Korea	574	37	37	686	1,334
Thailand	30	45	39	757	871
Japan	1	116	262	1,091	1,470
Mainland China	26	–	296	1,351	1,673
India	113	230	11	1,038	1,392
Taiwan	770	332	5	744	1,851
Other	192	422	352	1,729	2,695
Total of rest of Asia-Pacific	4,105	3,882	4,369	18,062	30,418
Brazil	285	1,058	53	1,983	3,379
Argentina	487	240	120	1,688	2,535
Panama	296	165	57	423	941
Other	10	1	37	275	323
Total of Latin America	1,078	1,464	267	4,369	7,178

31 December 2001	Residential mortgages US$m	Other personal US$m	Property-related US$m	Commercial international trade and other US$m	Total US$m
Loans and advances to customers (gross)					
Singapore	536	879	916	3,025	5,356
Australia and New Zealand	1,539	281	1,225	2,109	5,154
Malaysia	1,196	435	455	2,400	4,486
Middle East	31	1,415	920	2,934	5,300
Indonesia	5	48	31	757	841
South Korea	597	56	14	516	1,183
Thailand	32	56	35	659	782
Japan	1	53	288	1,119	1,461
Mainland China	22	–	384	1,456	1,862
India	125	254	18	1,161	1,558
Taiwan	843	364	3	931	2,141
Other	207	439	297	1,771	2,714
Total of rest of Asia-Pacific	5,134	4,280	4,586	18,838	32,838
Brazil	276	1,140	57	1,484	2,957
Argentina	263	140	59	1,584*	2,046
Panama	317	159	57	386	919
Other	9	1	45	276	331
Total of Latin America	865	1,440	218	3,730	6,253

* *Includes US$774 million of loan exposures to the Argentine Government received in exchange for debt securities.*

Financial Review (continued)

Areas of special interest

Telecoms industry exposure

The table below sets out HSBC's exposure to the telecoms industry in terms of outstanding advances. Telecoms industry exposure is a designated special category of exposure and is controlled under agreed caps. The exposure analysed below is well spread across geographical markets reflecting HSBC's international footprint.

Telecoms exposure as a percentage of total loans and advances was 1.5 per cent as at 30 June 2002 as compared to 2.1 per cent as at 31 December 2001. This exposure had the following characteristics:

	Percentage of telecoms industry exposure	
	At 30 June 2002	At 31 December 2001
Investment grade under HSBC gradings	69	85
Under one year remaining maturity	39	47
Telecom operators	75	70
Telecom manufacturers	25	30
Non-performing accounts	7	2
of which provided	55	55

The deterioration in the credit quality of the telecoms industry portfolio mainly reflects the downgrading to non-performing loan status of three corporate accounts. Non performing loans rose by US$222 million to US$382 million against which provisions of US$211 million were held.

Argentina

HSBC's banking operations' exposure to Argentina as at 30 June 2002 amounted to US$1.6 billion (31 December 2001: US$3.3 billion). Of this amount, US$1.2 billion was in-country exposure including US$0.4 billion of loan exposures to the Argentine Government received in exchange for debt securities. These figures are prepared in accordance with the Bank of England Country Exposure Report (Form C1) guidelines and therefore exclude the exposures of insurance subsidiaries. HSBC's insurance subsidiaries' exposures to Argentina as at 30 June 2002 amounted to total assets of US$0.5 billion, of which US$0.3 billion related to long-term assurance assets attributable to policyholders, mainly comprising loans to the Argentine Government received in exchange for debt securities. Non-performing loans net of suspended interest were US$438 million, against which specific provisions outstanding were US$167 million. In addition, general provisions of US$186 million are held against in-country credit exposures.

HSBC has continued to monitor closely developments in Argentina and their effects on other economies in the region. HSBC has already restructured its Argentine operations to reflect the current economic environment. At present, HSBC expects to continue to operate in Argentina but will take additional actions if required to protect the value of its shareholders' interests there. Further deterioration in the Argentine economic and political situation could also lead to further provisions and losses in the region for HSBC.

Brazil

HSBC's exposure to Brazil as at 30 June 2002 amounted to US$5.8 billion (31 December 2001: US$8.5 billion). Of this amount, US$5.5 billion was in-country exposure. These figures are prepared in accordance with the Bank of England Country Exposure Report (Form C1) guidelines and therefore exclude the exposures of insurance subsidiaries. HSBC's insurance subsidiaries' exposures to Brazil as at 30 June 2002 amounted to total assets of US$0.6 billion, of which US$0.1 billion related to long-term assurance assets attributable to policyholders. Non-performing loans net of suspended interest were US$185 million and specific provisions outstanding were US$150 million.

Provisions for bad and doubtful debts

It is HSBC's policy that each operating company will make provisions for bad and doubtful debts promptly where required and on a prudent and consistent basis. Generally this policy results in provisioning that matches or exceeds the requirements of all relevant regulatory bodies.

Loans are designated as non-performing as soon as management has doubts as to the ultimate collectability of principal or interest or when contractual payments of principal or interest are 90 days overdue. When a loan is designated as non-performing, interest will be suspended (see below) and a specific provision raised if required.

However, the suspension of interest may be deferred for up to 12 months in either of the following situations:

- where cash collateral is held covering the total of principal and interest due and the right to set-off is legally sound; or
- where the value of net realisable tangible

security is considered more than sufficient to cover the full repayment of all principal and interest due and credit approval has been given to the rolling-up or capitalisation of interest payments. This exception is used infrequently.

There are two basic types of provision, specific and general, each of which is considered in terms of the charge and the amount outstanding.

Specific provisions

Specific provisions represent the quantification of actual and expected losses from identified accounts and are deducted from loans and advances in the balance sheet.

Other than where provisions on smaller balance homogenous loans are assessed on a portfolio basis, the amount of specific provision raised is assessed on a case-by-case basis. The amount of specific provision raised is HSBC's estimate of the amount needed to reduce the carrying value of the asset to the expected ultimate net realisable value and, in reaching a decision, consideration is given, among other things, to the following factors:

- the financial standing of the customer, including a realistic assessment of the likelihood of repayment of the loan within an acceptable period and the extent of HSBC's other commitments to the same customer;
- the realisable value of any security for the loan;
- the costs associated with obtaining repayment and realisation of the security; and
- if loans are not in local currency, the ability of the borrower to obtain the relevant foreign currency.

Where specific provisions are raised on a portfolio basis, the level of provisioning takes into account management's assessment of the portfolio's structure, past and expected credit losses, business and economic conditions, and any other relevant factors. The principal portfolios evaluated on a portfolio basis are credit cards and other unsecured consumer lending products. HSBC has in place a minimum provisioning standard for all consumer lending products based on time of delinquency. For portfolios of non-mortgage personal lending, the policy, which is based on historical loss experience, is to have provided 100 per cent after 180 days delinquency.

General provisions

General provisions augment specific provisions and provide cover for loans which are impaired at the balance sheet date but which will not be identified as such until some time in the future. HSBC requires operating companies to maintain a general provision which is determined taking into account the structure and risk characteristics of each company's loan portfolio. Historical levels of latent risk are regularly reviewed by each operating company to determine that the level of general provisioning continues to be appropriate. Where entities operate in a significantly higher risk environment, an increased level of general provisioning will apply, taking into account local market conditions and economic and political factors.

General provisions are deducted from loans and advances to customers in the balance sheet but, unlike specific provisions, are included in tier 2 capital when calculating HSBC's capital base for regulatory purposes.

Loans on which interest is suspended

Provided that there is a realistic prospect of interest being paid at some future date, interest on non-performing loans is charged to the customer's account. However, the interest is not credited to the profit and loss account but to an interest suspense account in the balance sheet which is netted against the relevant loan. On receipt of cash (other than from the realisation of security), suspended interest is recovered and taken to the profit and loss account. A specific provision of the same amount as the interest receipt is then raised against the principal balance. Amounts received from the realisation of security are applied to the repayment of outstanding indebtedness, with any surplus used to recover any specific provisions and then suspended interest.

Non-accrual loans

Where the probability of receiving interest payments is remote, interest is no longer accrued and any suspended interest balance is written off.

Loans are not reclassified as accruing until interest and principal payments are up-to-date and future payments are reasonably assured.

Financial Review (continued)

Assets acquired in exchange for advances in order to achieve an orderly realisation continue to be reported as advances. The asset acquired is recorded at the carrying value of the advance disposed of at the date of the exchange and provisions are based on any subsequent deterioration in its value.

Provisions against loans and advances

Half-year to 30 June 2002

	Specific US$m	General US$m	Total US$m	Suspended interest US$m
At 1 January 2002	5,522	2,661	8,183	861
Amounts written off	(986)	–	(986)	(181)
Recoveries of advances written off in previous years	98	–	98	–
Charge/(credit) to profit and loss account	838	(123)	715	–
Interest suspended during the period	–	–	–	216
Suspended interest recovered	–	–	–	(104)
Exchange and other movements	18	(251)	(233)	(15)
At 30 June 2002	5,490	2,287	7,777	777

Provisions against loans and advances to customers

	30 June 2002 %	30 June 2001 %	31 December 2001 %
Total provisions to gross lending*			
Specific provisions	1.76	2.06	1.90
General provisions			
– held against Argentine risk	0.06	–	0.21
– other	0.67	0.73	0.71
Total provisions	2.49	2.79	2.82

* *Net of suspended interest, reverse repo transactions and settlement accounts.*

Risk elements in the loan portfolio

The SEC requires disclosure of credit risk elements under the following headings that reflect US accounting practice and classifications:

- loans accounted for on a non-accrual basis;
- accruing loans contractually past due 90 days or more as to interest or principal; and
- troubled debt restructurings not included in the above.

HSBC, however, classifies loans in accordance with UK accounting practice which differs from US practice as follows:

Suspended interest

Under the UK Statement of Recommended Practice on Advances, UK banks continue to charge interest on doubtful debts where there is a realistic prospect of recovery. This interest is credited to a suspense account and is not included in the profit and loss account. In the United States, loans on which interest has been accrued but suspended would be included in risk elements as loans accounted for on a non-accrual basis.

Assets acquired in exchange for advances

Under US GAAP, assets acquired in exchange for advances in order to achieve an orderly realisation are usually reported in a separate balance sheet category, 'Owned Real Estate'. Under UK GAAP, these assets are reported within loans and advances.

Troubled debt restructurings

US GAAP requires separate disclosure of any loans whose terms have been modified due to problems with the borrower. Such disclosures may be discontinued after the first year if the new terms were in line with market conditions at the time of the restructuring and the borrower has remained current with the new terms.

In addition, US banks typically write off problem lending more quickly than is the practice in the United Kingdom. This practice means that HSBC's reported level of credit risk elements and associated provisions are likely to be higher than for a comparable US bank.

Potential problem loans

Credit risk elements also cover potential problem loans. These are loans where known information about possible credit problems of borrowers causes management serious doubts as to the borrowers' ability to comply with the loan repayment terms. At 30 June 2002, all loans and advances in Argentina, and all cross-border loans to Argentina, which were not included as part of total risk elements have been designated as potential problem loans. There were no other significant potential problem loans at 30 June 2002.

	30 June 2002 US$m	30 June 2001 US$m	31 December 2001 US$m
Non-performing loans and advances*			
Banks	**7**	12	9
Customers	**9,593**	9,925	9,649
Total non-performing loans and advances	**9,600**	9,937	9,658
Total provisions cover as a percentage of non-performing loans and advances	**81.0%**	78.9%	84.7%

* *Net of suspended interest.*

Total non-performing loans to customers decreased by US$56 million during the first half of 2002. At 30 June 2002, non-performing loans represented 2.7 per cent of total lending compared with 3.0 per cent at 31 December 2001.

Underlying credit quality remained stable both in the UK and in France although there was some weakening of business confidence. The level of non-performing loans rose due to the deterioration of a small number of corporate accounts in the UK.

In Hong Kong, non-performing loans decreased by US$166 million during the first half of 2002 due to write-offs and recoveries.

In the rest of Asia-Pacific, non-performing loans decreased by US$271 million during the first half of 2002 due mainly to write-offs and recoveries in Malaysia, Indonesia and Singapore.

The level of non-performing loans in North America remained largely unchanged at US$649 million notwithstanding a weaker economic environment.

In Latin America, there was an increase in non-performing loans in the first half of 2002 in local currency terms in Argentina where 70 per cent of the non-Government customer loan book is now classified as non-performing and 12 per cent as troubled debt restructurings. In addition, US$444 million of Government loans are included as troubled debt restructurings following changes in their original terms, as imposed by the Argentine Government. In Brazil, the level of non-performing loans reduced slightly.

	30 June 2002 US$m	30 June 2001 US$m	31 December 2001 US$m
Loans accounted for on a non-accrual basis:			
Europe	**2,066**	1,890	2,052
Hong Kong	**189**	142	213
Rest of Asia-Pacific	**195**	233	195
North America	**625**	603	593
Latin America	**320**	557	429
Total non-accrual loans	**3,395**	3,425	3,482
Loans on which interest has been accrued but suspended:			
Europe	**1,955**	1,442	1,553
Hong Kong	**1,653**	2,167	1,795
Rest of Asia-Pacific	**2,230**	2,595	2,497
North America	**13**	17	20
Latin America	**239**	191	162
Total suspended interest loans	**6,090**	6,412	6,027
Assets acquired in exchange for advances:			
Europe	**57**	26	84
Hong Kong	**19**	27	19
Rest of Asia-Pacific	**28**	31	32
North America	**11**	16	14
Total assets acquired in exchange for advances	**115**	100	149
Total non-performing loans	**9,600**	9,937	9,658
Troubled debt restructurings:			
Hong Kong	**352**	465	381
Rest of Asia-Pacific	**119**	165	131
North America	**4**	–	3
Latin America	**505**	179	144
Total troubled debt restructurings	**980**	809	659
Accruing loans contractually past due 90 days or more as to principal or interest:			
Europe	**23**	2	15
Hong Kong	**115**	110	98
Rest of Asia-Pacific	**25**	28	38
North America	**40**	56	44
Latin America	**25**	80	55
Total accruing loans contractually past due 90 days or more	**228**	276	250
Total risk elements:			
Europe	**4,101**	3,360	3,704
Hong Kong	**2,328**	2,911	2,506
Rest of Asia-Pacific	**2,597**	3,052	2,893
North America	**693**	692	674
Latin America	**1,089**	1,007	790
Total risk elements	**10,808**	11,022	10,567
Provisions for bad and doubtful debts as a % of total risk elements	**72.0**	71.2	77.4

As at 30 June 2002, there were potential problem loans of US$437 million (31 December 2001: US$2,604 million) in respect of Argentine loans.

Liquidity management

Liquidity relates to the ability of a company to meet its obligations as they fall due. Management of liquidity in HSBC therefore is carried out at local level in individual companies instead of on a consolidated basis because the range of currencies, markets and time zones across which HSBC operates means that resources may not readily be transferred across HSBC to meet liquidity needs.

HSBC requires operating entities to maintain a strong liquidity position and to manage the liquidity structure of their assets, liabilities and commitments so that cash flows are appropriately balanced and all funding obligations are met when due.

It is the responsibility of local management to ensure compliance with local regulatory and Group Executive Committee requirements. Liquidity is managed on a daily basis by local treasury functions, with the larger regional treasury sites providing support to smaller entities where required.

Compliance with liquidity requirements is monitored by local Asset and Liability Policy Committees which report to Group Head Office on a regular basis. This process includes:

- projecting cash flows by major currency and a consideration of the level of liquid assets in relation thereto;
- maintenance of strong balance sheet liquidity ratios;
- monitoring of depositor concentration both in terms of the overall funding mix and to avoid undue reliance on large individual depositors; and
- maintenance of liquidity contingency plans. These plans include the identification of early indicators of liquidity problems and actions which are to be taken to improve the liquidity position at this stage, together with the actions which the entity can take to maintain liquidity in a crisis situation while minimising the long-term impact on its business.

Current accounts and savings deposits payable on demand or at short notice form a significant part of HSBC's overall funding. HSBC places considerable importance on the stability of these deposits, which is achieved through HSBC's diverse geographical retail banking activities and by maintaining depositor confidence in HSBC's capital strength. Professional markets are accessed for the purposes of providing additional funding, maintaining a presence in local money markets and optimising asset and liability maturities.

HSBC

HSBC funds itself essentially by raising customer deposits in local markets and makes limited use of wholesale market funding; indeed HSBC is a liquidity provider to financial markets placing significantly more funds with other banks than it borrows.

While consolidated figures are not useful for management purposes, they do provide a broad overview of the nature of HSBC's liquidity position.

Of total liabilities of US$746 billion, funding from customers amounted to US$471 billion, of which US$461 billion was contractually repayable within one year. However in practice, although many customer accounts are contractually repayable on demand or at short notice, deposit balances remain stable as in the normal course deposits and withdrawals will offset each other as long as customers have no doubts that their funds will be available when required. Other liabilities include US$61 billion of deposits by banks (US$59 billion repayable within one year), US$39 billion of short positions in securities and US$29 billion of securities in issue. Assets available to meet these liabilities, and to cover outstanding commitments to lend (US$206 billion), include cash, central bank balances, items in the course of collection and treasury and other bills (US$31 billion); loans to banks (US$101 billion, including US$99 billion repayable within one year) and loans to customers (US$342 billion, including US$169 billion repayable within one year). A proportion of customer loans contractually repayable within one year will be extended in the normal course of business. In addition, HSBC held US$173 billion of debt securities marketable at that value. Of these assets, some US$36 billion of debt securities and treasury and other bills have been pledged to secure liabilities. HSBC's ability to sell securities together with its access to alternative funding sources such as inter-bank markets or securitisation, would be the routes through which HSBC would meet unexpected outflows in excess of available liquid assets.

Customer accounts and deposits by banks at 30 June 2002

	%	US$b
Deposits by banks	11.6	61.5
Current	35.8	190.6
Savings and other deposits	52.6	280.1
Total	100.0	532.2



Customer accounts and deposits by banks at 31 December 2001

	%	US$b
Deposits by banks	10.7	53.6
Current	34.1	171.8
Savings and other deposits	55.2	278.2
Total	100.0	503.6



HSBC Holdings

HSBC Holdings' primary source of cash is dividends from its directly and indirectly held subsidiaries. The ability of these subsidiaries to pay dividends or loan or advance monies to HSBC Holdings depends, among other things, on their respective regulatory capital requirements, statutory reserves, and their financial and operating performance. The diversity of HSBC's activities means that HSBC Holdings is not dependent on a single source of profits to generate dividends. HSBC Bank plc and The Hongkong and Shanghai Banking Corporation, which currently provide most of the cash paid up to HSBC Holdings, are themselves diversified banking businesses.

At 30 June 2002, the short-term liabilities of HSBC Holdings totalled US$3.6 billion, including US$1.9 billion in respect of the proposed first interim dividend for 2002. In practice, shareholders may elect to receive their dividend entitlement in scrip rather than cash so that the full amount of the proposed dividend is not paid out. Short-term assets of US$6.7 billion, consisting mainly of cash at bank and money market deposits of US$5.0 billion, and other amounts due from HSBC undertakings (including dividends) of US$1.5 billion, exceeded short-term liabilities.

HSBC Holdings actively manages the cash flows from its subsidiaries to maximise the amount of cash held at the holding company and non-trading subsidiary levels and expects to continue to do so in the future. With its accumulated liquid assets, HSBC Holdings believes that dividends from subsidiaries, coupled with debt and equity financing, will enable it to meet anticipated cash obligations.

Market risk management

Market risk is the risk that foreign exchange rates, interest rates or equity and commodity prices will move and result in profits or losses to HSBC. Market risk arises on financial instruments which are valued at current market prices (mark-to-market basis) and those valued at cost plus any accrued interest (accruals basis).

Trading positions are valued on a mark-to-market basis.

In liquid portfolios, the market values are determined by reference to independently sourced mid-market prices where it is reasonable to assume the positions could be sold at that price. In those instances where markets are less liquid and/or where positions have been held for extended periods, portfolios will be valued by reference to bid or offer prices as appropriate.

In relation to certain products, such as over-the counter derivative instruments, there are no independent prices quoted in the markets. In these circumstances market values are determined by reference to standard industry models, which typically utilise discounted cash flow techniques to derive the market value. The models may be in-house developed or software vendor packages.

In valuing transactions, prices may be amended in respect of those positions considered illiquid, having recognition of the size of the position vis-à-vis the normal market trading volume in that product.

The main valuation sources are securities prices, foreign exchange rates, and interest rate yield curves.

In excess of 95 per cent of HSBC's derivative transactions are in plain vanilla instruments, primarily comprising interest rate and foreign exchange contracts, where the marked to market values are readily determinable by reference to independent prices and valuation quotes, as described above.

In the limited number of circumstances, where

Financial Review (continued)

standard industry models are not available, and where there is no directly relevant market quotation, HSBC has developed its own proprietary models for the purposes of performing valuations. Such circumstances normally would be where HSBC has tailored a transaction to meet a specific customer need. The models used are checked by Finance and Operations departments and are subject to audit review on an ongoing basis to ensure that the model assumptions are, and remain, valid over the transaction life which is generally less than five years.

HSBC makes markets in exchange rate and interest rate, as well as in debt, equities and other securities. Trading risks arise either from customer-related business or from position taking.

HSBC manages market risk through risk limits approved by the Group Executive Committee. Traded Markets Development and Risk, an independent unit within the Investment Banking and Markets operation, develops risk management policies and measurement techniques, and reviews limit utilisation on a daily basis.

Risk limits are determined for each location and, within location, for each portfolio. Limits are set by product and risk type with market liquidity being a principal factor in determining the level of limits set. Only those offices with sufficient derivative product expertise and appropriate control systems are authorised to trade derivative products. Limits are set using a combination of risk measurement techniques, including position limits, sensitivity limits, as well as value at risk ('VAR') limits at a portfolio level. Similarly, options risks are controlled through full revaluation limits in conjunction with limits on the underlying variables that determine each option's value.

Trading VAR

VAR is a technique that estimates the potential losses that could occur on risk positions taken due to movements in market rates and prices over a specified time horizon and to a given level of confidence.

HSBC's VAR, predominantly calculated on a variance/co-variance basis, uses historical movements in market rates and prices, a 99 per cent confidence level, a 10-day holding period and takes account of correlations between different markets and rates within the same risk type and is calculated daily. The movement in market prices is calculated by reference to market data from the last two years. Aggregation of VAR from different risk types is based upon the assumption of independence between risk types.

HSBC's VAR should be viewed in the context of the limitations of the methodology used. These include:

- the model assumes that changes in risk factors follow a normal distribution. This may not be the case in reality and may lead to an underestimation of the probability of extreme market movements;
- the use of a 10-day holding period assumes that all positions can be liquidated or hedged in 10 days. This may not fully reflect the market risk arising from times of severe illiquidity, when a 10-day holding period may be insufficient to fully liquidate or hedge all positions;
- the use of a 99 per cent confidence level does not take account of any losses that might occur beyond this level of confidence;
- the use of historical data as a proxy for estimating future events may not encompass all potential events, particularly those which are extreme in nature;
- the assumption of independence between risk types may not always hold and therefore result in VAR not fully capturing market risk where correlation between variables is exhibited;
- VAR is calculated at the close of business, with intra-day exposures not being subject to intra-day VAR calculations on an HSBC basis; and
- VAR does not necessarily capture all of the higher order market risks and may underestimate real market risk exposure.

HSBC recognises these limitations by augmenting the VAR limits with other position and sensitivity limit structures, as well as with stress testing, both on individual portfolios and on a consolidated basis. HSBC's stress testing regime provides senior management with an assessment of the impact of extreme events on the market risk exposures of HSBC.

Trading VAR for HSBC was:

	At 30 June 2002	Minimum during the first half 2002	Maximum during the first half 2002	Average for the first half 2002	At 31 December 2001
	US$m	US$m	US$m	US$m	US$m
Total trading activities	83.9	76.4	130.0	100.1	122.0
Foreign exchange trading positions	16.7	11.5	36.8	21.2	13.3
Interest rate trading positions	66.0	60.3	120.9	88.2	111.7
Equities trading positions	40.6	25.7	40.6	33.4	45.5

The average daily revenue earned from market risk-related treasury activities in the first half of 2002, including accrual book net interest income and funding related to dealing positions, was US$15.7 million, compared with US$13.6 million for the first half of 2001 and US$14.3 million for the second half of 2001. The standard deviation of these daily revenues was US$9.0 million compared with US$8.3 million for the first half of 2001. An analysis of the frequency distribution of daily revenues shows that there were four days with negative revenues during the first half of 2002. The most frequent result was a daily revenue of between US$10 million and US$11 million, and US$14 million and US$15 million with 9 occurrences. The highest daily revenue was US$41 million.

Daily distribution of market risk revenues Half-year to 30 June 2002


Number of days
30
20
10
0
1
0
0
3
5
12
20
28
22
17
9
5
5
0
1
-32 -24 -16 -8 0 4 8 12 16 20 24 28 32 36 40 44
Revenues (US$m)
Profit and loss frequency

Daily distribution of market risk revenues Half-year to 30 June 2001


Number of days
30
20
10
0
6
9
17
20
30
27
8
5
5
0
1
1
-4 0 4 8 12 16 20 24 28 32 36 40 44
Revenues (US$m)
Profit and loss frequency

Foreign exchange exposure

HSBC's foreign exchange exposures comprise trading exposures and structural foreign currency translation exposure.

Trading exposure

Foreign exchange trading exposures comprise those which arise from foreign exchange dealing within Treasury, and currency exposures originated by commercial banking businesses in HSBC. The latter are transferred to local treasury units where they are managed, together with exposures which result from dealing activities, within limits approved by the Group Executive Committee. VAR on foreign exchange trading positions is shown in the table on this page.

The average one-day foreign exchange revenue in the first half of 2002 was US$3.2 million.

Structural currency exposure

HSBC's main operations are in the United Kingdom, Hong Kong, France, the United States and Brazil, although it also has operations elsewhere in Europe, the rest of Asia-Pacific, North America and Latin America. The main operating (or functional) currencies in which HSBC's business is transacted are, therefore, sterling, the Hong Kong dollar, euro, US dollar and Brazilian real.

Since the currency in which HSBC Holdings prepares its consolidated financial statements is the US dollar, HSBC's consolidated balance sheet is affected by movements in the exchange rates between these functional currencies and the US dollar. These currency exposures, which relate to the net asset value of the foreign currency equity and subordinated debt investments in subsidiaries, branches and associated undertakings, are referred to as structural currency exposures. Translation gains and losses arising from these exposures are recognised in the statement of total consolidated recognised gains and losses.

HSBC's structural foreign currency exposures are managed with the primary objective of ensuring, where practical, that HSBC's and individual banking subsidiaries' tier 1 capital ratios are protected from the effect of changes in exchange rates. This is usually achieved by holding qualifying tier 1 capital broadly in proportion to the corresponding foreign-currency-denominated risk-weighted assets at a subsidiary bank level. HSBC considers hedging structural foreign currency exposures only in limited circumstances, to protect the tier 1 capital ratio or the US dollar value of capital invested. Such hedging would be undertaken using forward foreign exchange contracts or by financing with borrowings in the same currencies as the functional currencies involved.

As subsidiaries are generally able to balance adequately foreign currency tier 1 capital with foreign currency risk-weighted assets, HSBC's foreign currency structural exposures are usually unhedged, including exposures due to foreign-currency-denominated profits arising during the year. Selective hedges were in place during the first half of 2002. There was no material effect from foreign currency exchange rate movements on HSBC or, outside of Argentina, subsidiary tier 1 capital ratios during the year. In Argentina the mandatory pesification of formerly US dollar denominated assets and liabilities at differing exchange rates destroyed capital within the banking system and in the case of HSBC Argentina created a loss of US$520 million at 31 December 2001. The Government of Argentina has approved the issue of compensation bonds to address the impact of the asymmetrical pesification and these are expected to be issued in the second half of 2002.

Interest rate exposure

HSBC's interest rate exposures comprise those originating in its treasury trading activities and structural interest rate exposures; both are managed under limits described on pages 51 and 52. Interest rate risk arises on both trading positions and accrual books.

The average daily revenues earned from treasury-related interest rate activities in the first half of 2002 was US$11.9 million. The interest rate risk on interest rate trading positions is set out in the trading VAR table on page 53.

Structural interest rate risk

Structural interest rate risk arises from the differing repricing characteristics of commercial banking assets and liabilities, including non-interest bearing liabilities such as shareholders' funds and some current accounts. Each operating entity assesses the structural interest rate risks which arise in its business and either transfers such risks to its local treasury unit for management or transfers the risks to separate books managed by the local asset and liability management committee ('ALCO'). Local ALCOs regularly monitor all such interest rate risk positions, subject to interest rate risk limits agreed with HSBC Holdings. In the course of managing interest rate risk, quantitative techniques and simulation models are used where appropriate to identify and assess the potential net interest income and market value effects of these interest rate positions in different interest rate scenarios. The primary objective of such interest rate risk management is to limit potential adverse effects of interest rate movements on net interest income.

Assuming no management action in response to interest rate movements, an immediate hypothetical 100 basis points parallel fall in all yield curves worldwide on 1 July 2002 would decrease planned net interest income for the 12 months to 30 June 2003 by US$208 million while a hypothetical 100 basis points parallel rise in all yield curves would decrease planned net interest income by US$231 million.

Rather than assuming that all interest rates move together, HSBC's interest rate exposures can be grouped into currency blocs whose interest rates are considered more likely to move together. The sensitivity of projected net interest income for July 2002 to June 2003 can then be described as follows:

Figures in US$ m	US dollar bloc	Sterling bloc	Asian bloc	Latin American bloc	Euro bloc	Total 2002/3	Total 2001/2
Change in July 2002/June 2003 projected net interest income							
+100 basis points shift in yield curves	**80**	**(86)**	**(192)**	**(1)**	**(32)**	**(231)**	(210)
−100 basis points shift in yield curves	**(182)**	**47**	**(102)**	**2**	**27**	**(208)**	149

The change in HSBC's sensitivity to a fall of 100 basis points is mainly because further interest rate cuts in the US dollar and Asian blocs at 1 July 2002 would not offer scope to reduce rates on current and savings accounts by as much as the full 100 basis points in view of the already low rates payable on these liabilities, so compressing the spread between funding and the deployment of that funding.

The projections assume that rates of all maturities move by the same amount and, therefore, do not reflect the potential impact on net interest income of some rates changing while others remain unchanged. The projections also make other simplifying assumptions, including an assumption that all positions run to maturity. In practice, these exposures are actively managed.

Equities exposure

HSBC's equities exposure comprises trading equities, forming the basis of VAR, and long-term equity investments. The latter are reviewed annually by the Group Executive Committee and regularly monitored by the subsidiaries' ALCOs. VAR on equities trading positions is set out in the trading VAR table on page 53.

Operational risk management

Operational risk is the risk of loss arising through fraud, unauthorised activities, error, omission, inefficiency, systems failure or from external events. It is inherent to every business organisation and covers a wide spectrum of issues.

HSBC manages this risk through a controls-based environment in which processes are documented, authorisation is independent and where transactions are reconciled and monitored. This is supported by an independent programme of periodic reviews undertaken by internal audit and internal peer benchmarking studies which ensure that HSBC stays in line with best practice and takes account of lessons learned from publicised operational failures within the financial services industry. With effect from the beginning of 2001, operational risk losses are formally monitored quarterly. In each of HSBC's subsidiaries local management is responsible for establishing an effective and efficient operational control environment in accordance with HSBC standards so that HSBC's assets are adequately protected, and whereby the operational risks have been identified and adequate risk management procedures maintained to control those risks. HSBC maintains and tests contingency facilities to support operations in the event of disasters. Additional reviews and tests were conducted following the terrorist events of 11 September 2001 to incorporate lessons learned in the operational recovery from those circumstances. Insurance cover is arranged to mitigate potential losses associated with certain operational risk events.

Capital management and allocation

Capital measurement and allocation

The Financial Services Authority ('FSA') is the supervisor of HSBC on a consolidated basis and, in this capacity, receives information on the capital adequacy of, and sets capital requirements for, HSBC as a whole. Individual banking subsidiaries are directly regulated by the appropriate local banking supervisors, which set and monitor capital adequacy requirements for them. Similarly, non-banking subsidiaries may be subject to supervision and capital requirements of relevant local regulatory authorities. Since 1988, when the governors of the Group of Ten central banks agreed to guidelines for the international convergence of capital measurement and standards, the banking supervisors of HSBC's major banking subsidiaries have exercised capital adequacy supervision in a broadly similar framework.

Under the European Union's Banking Consolidation Directive, the FSA requires each bank and banking group to maintain an individually prescribed ratio of total capital to risk-weighted assets. The method the FSA uses to assess the capital adequacy of banks and banking groups has been modified as a result of its implementation of the European Union's Amending Directive (Directive

Financial Review (continued)

98/31/EC) to the Capital Adequacy Directive ('CAD2'). This modification allows banks to calculate capital requirements for market risk in the trading book using VAR techniques.

Capital adequacy is measured by the ratio of HSBC's capital to risk-weighted assets, taking into account both balance sheet assets and off-balance-sheet transactions.

HSBC's capital is divided into two tiers: tier 1, comprising shareholders' funds excluding revaluation reserves, innovative tier 1 securities and minority interests in tier 1 capital; and tier 2, comprising general loan loss provisions, property revaluation reserves, qualifying subordinated loan capital and minority and other interests in tier 2 capital. The amount of qualifying tier 2 capital cannot exceed that of tier 1 capital, and term subordinated loan capital may not exceed 50 per cent of tier 1 capital. There are also limitations on the amount of general provisions which may be included in tier 2 capital. Deductions in respect of goodwill and intangible assets are made from tier 1 capital, and in respect of unconsolidated investments, investments in the capital of banks and other regulatory deductions are made from total capital.

Under CAD2, banking operations are categorised as either trading book (broadly, marked-to-market activities) or banking book (all other activities) and risk-weighted assets are determined accordingly. Banking book risk-weighted assets are measured by means of a hierarchy of risk weightings classified according to the nature of each asset and counterparty, taking into account any eligible collateral or guarantees. Banking book off-balance-sheet items giving rise to credit, foreign exchange or interest rate risk are assigned weights appropriate to the category of the counterparty, taking into account any eligible collateral or guarantees. Trading book risk-weighted assets are determined by taking into account market-related risks, such as foreign exchange, interest rate and equity position risks, as well as counterparty risk.

HSBC capital management

It is HSBC's policy to maintain a strong capital base to support the development of HSBC's business. HSBC seeks to maintain a prudent balance between the different components of its capital and, in HSBC Holdings, between the composition of its capital and that of its investment in subsidiaries. This is achieved by each subsidiary managing its own capital within the context of an approved annual plan which determines the optimal amount and mix of capital to support planned business growth and to meet local regulatory capital requirements. Capital generated in excess of planned requirements is paid up to HSBC Holdings normally by way of dividends and represents a source of strength for HSBC.

It is HSBC policy that HSBC Holdings is primarily a provider of equity capital to its subsidiaries with such equity investment substantially funded by HSBC Holdings own equity issuance and profit retentions. Non-equity tier 1 and subordinated debt requirements of major subsidiaries are normally met by their own market issuance within HSBC guidelines regarding market and investor concentration, cost, market conditions, timing and the effect on the components and maturity profile of HSBC's capital. Subordinated debt requirements of other HSBC companies are provided internally.

HSBC recognises the impact on shareholder returns of the level of equity capital employed within HSBC and seeks to maintain a prudent balance between the advantages and flexibility afforded by a strong capital position and the higher returns on equity possible with greater leverage. In the current environment HSBC uses a benchmark tier 1 capital ratio of 8 per cent in considering its long-term capital planning.

Source and application of tier 1 capital

Half year to	30 June 2002 US$m	30 June 2001 US$m	31 December 2001 US$m
Movement in tier 1 capital			
Opening tier 1 capital	**35,073**	34,620	36,361
Attributable profits	**3,280**	3,670	1,736
add back: goodwill amortisation	**401**	405	402
Dividends	**(1,929)**	(1,764)	(2,703)
add back: shares issued in lieu of dividends	**856**	737	129
Other movement in goodwill deducted	**(999)**	862	(1,061)
Shares issued	**182**	19	93
Redemption of preference shares	**(50)**	–	(825)
Other (including exchange movements)	**2,913**	(2,188)	941
Closing tier 1 capital	**39,727**	36,361	35,073
Movement in risk-weighted assets			
Opening risk-weighted assets	**391,478**	383,687	386,054
Movements	**19,508**	2,367	5,424
Closing risk-weighted assets	**410,986**	386,054	391,478

Capital structure

The table below sets out the analysis of regulatory capital.

	30 June 2002 US$m	30 June 2001 US$m	31 December 2001 US$m
Composition of capital			
Tier 1:			
Shareholders' funds	**51,178**	46,035	45,979
Minority interests	**3,434**	4,436	3,515
Innovative tier 1 securities	**3,570**	3,421	3,467
less: Property revaluation reserves	**(2,292)**	(2,561)	(2,271)
Goodwill capitalised and intangible assets	**(15,587)**	(14,330)	(14,989)
Own shares held*	**(576)**	(640)	(628)
Total qualifying tier 1 capital	**39,727**	36,361	35,073
Tier 2:			
Property revaluation reserves	**2,292**	2,561	2,271
General provisions	**2,085**	2,077	2,091
Perpetual subordinated debt	**3,514**	3,330	3,338
Term subordinated debt	**9,882**	10,176	9,912
Minority and other interests in tier 2 capital	**793**	691	693
Total qualifying tier 2 capital	**18,566**	18,835	18,305
Unconsolidated investments	**(2,031)**	(1,560)	(1,781)
Investments in other banks	**(696)**	(740)	(627)
Other deductions	**(126)**	(164)	(116)
Total capital	**55,440**	52,732	50,854
Total risk-weighted assets	**410,986**	386,054	391,478
Capital ratios (per cent):			
Total capital	**13.5**	13.7	13.0
Tier 1 capital	**9.7**	9.4	9.0

* *This principally reflects shares held in trust available to fulfil HSBC's obligations under employee share option plans.*

The above figures were computed in accordance with the EU Banking Consolidation Directive. The comparative figures for 30 June 2001 and 31 December 2001 have not been restated to reflect the adoption of FRS19, details of which are set out in Note 1 on the Financial Statements on page 62.

Tier 1 capital increased by US$4.7 billion. Retained profits on a cash basis (excluding goodwill amortisation) contributed US$1.8 billion and shares issued through options and scrip dividends contributed US$1.0 billion. Exchange movements on reserves also contributed US$2.4 billion to this increase. Currency translation differences net of amortisation resulted in an increase of US$0.6 billion in goodwill and intangible assets deducted from tier 1 capital.

The increase of US$0.3 billion in tier 2 capital mainly reflects the proceeds of capital issues, net of redemptions and regulatory amortisation.

Total risk-weighted assets increased by US$20 billion. This increase was largely due to currency translation differences together with the effect of growth in the loan book.

Risk-weighted assets by principal subsidiary

In order to give an indication as to how HSBC's capital is deployed, the table below analyses the disposition of risk-weighted assets by principal subsidiary. The risk-weighted assets are calculated using FSA rules and exclude intra-HSBC items.

	30 June 2002 US$m	30 June 2001 US$m	31 December 2001 US$m
Hang Seng Bank Limited	**32,358**	31,954	31,992
The Hongkong and Shanghai Banking Corporation Limited and other subsidiaries	**85,070**	78,346	80,492
The Hongkong and Shanghai Banking Corporation Limited and subsidiaries	**117,428**	110,300	112,484
HSBC Bank plc (excluding CCF and HSBC Private Banking Holdings (Suisse) S.A.)	**120,755**	110,110	113,643
HSBC Private Banking Holdings (Suisse) S.A.	**17,521**	11,569	14,611
CCF	**38,743**	36,320	35,706
HSBC Bank plc	**177,019**	157,999	163,960
HSBC USA Inc	**54,100**	55,078	53,945
HSBC Bank Middle East	**6,074**	5,274	5,699
HSBC Bank Malaysia Berhad	**4,334**	4,075	4,215
HSBC Bank Canada	**16,213**	14,648	14,400
HSBC Latin American operations	**5,621**	10,150	8,044
HSBC Holdings sub-group	**1,031**	437	966
Other	**29,166**	28,093	27,765
HSBC risk-weighted assets	**410,986**	386,054	391,478

Financial Statements

Consolidated profit and loss account for the half-year to 30 June 2002

	Notes	Half-year to 30 June 2002 US$m	Half-year to 30 June 2001* US$m	Half-year to 31 December 2001* US$m
Interest receivable		**14,229**	19,219	16,042
Interest payable		**(6,636)**	(12,027)	(8,509)
Net interest income		**7,593**	7,192	7,533
Other operating income		**5,510**	5,609	5,554
Total operating income		**13,103**	12,801	13,087
Operating expenses excluding goodwill		**(7,146)**	(7,149)	(7,456)
Goodwill amortisation		**(396)**	(401)	(398)
Operating profit before provisions		**5,561**	5,251	5,233
Provisions for bad and doubtful debts	4	**(715)**	(441)	(1,596)
Provisions for contingent liabilities and commitments		**(3)**	(42)	(607)
Loss from foreign currency redenomination in Argentina	5	**(45)**	–	(520)
Amounts written off fixed asset investments		**(139)**	(53)	(72)
Operating profit		**4,659**	4,715	2,438
Share of operating loss in joint ventures		**(23)**	(48)	(43)
Share of operating profit in associates		**71**	92	72
Gains/(losses) on disposal of				
– investments		**351**	667	87
– tangible fixed assets		**(1)**	9	11
Profit on ordinary activities before tax		**5,057**	5,435	2,565
Tax on profit on ordinary activities	6	**(1,315)**	(1,359)	(629)
Profit on ordinary activities after tax		**3,742**	4,076	1,936
Minority interests:				
– equity		**(278)**	(314)	(265)
– non-equity		**(184)**	(222)	(219)
Profit attributable to shareholders		**3,280**	3,540	1,452
Dividends	2	**(1,929)**	(1,764)	(2,703)
Retained profit/(deficit) for the period		**1,351**	1,776	(1,251)
		US$	US$	US$
Basic earnings per ordinary share	3	**0.35**	0.38	0.16
Diluted earnings per ordinary share	3	**0.35**	0.38	0.16

* *Figures for 2001 have been restated to reflect the adoption of UK Financial Reporting Standard 19 'Deferred Tax', details of which are set out in Note 1 on the Financial Statements on page 62.*

Consolidated balance sheet at 30 June 2002

	Notes	At 30 June 2002 US$m	At 30 June 2001* US$m	At 31 December 2001* US$m
ASSETS				
Cash and balances at central banks		**5,561**	4,464	6,185
Items in the course of collection from other banks		**5,894**	7,519	5,775
Treasury bills and other eligible bills		**19,255**	20,896	17,971
Hong Kong SAR Government certificates of indebtedness		**8,986**	8,274	8,637
Loans and advances to banks		**100,965**	121,791	104,641
Loans and advances to customers	*9*	**342,057**	299,471	308,649
Debt securities	*7*	**172,792**	149,046	160,579
Equity shares	*8*	**8,710**	7,656	8,057
Interests in joint ventures: gross assets		**215**	2,054	2,168
gross liabilities		**(71)**	(1,796)	(1,876)
		144	258	292
Interests in associates		**1,042**	1,072	1,056
Other participating interests		**47**	135	120
Intangible fixed assets		**15,111**	13,909	14,564
Tangible fixed assets		**13,988**	13,600	13,521
Other assets		**44,363**	36,772	38,632
Prepayments and accrued income		**7,420**	7,328	7,566
Total assets		**746,335**	692,191	696,245
LIABILITIES				
Hong Kong SAR currency notes in circulation		**8,986**	8,274	8,637
Deposits by banks	*10,13*	**61,455**	64,313	53,640
Customer accounts	*11,13*	**470,778**	441,828	449,991
Items in the course of transmission to other banks		**4,112**	5,903	3,798
Debt securities in issue	*12*	**28,683**	25,962	27,098
Other liabilities		**86,642**	65,284	72,623
Accruals and deferred income		**7,707**	7,036	7,149
Provisions for liabilities and charges				
– deferred taxation		**1,181**	808	1,057
– other provisions		**3,292**	3,225	3,883
Subordinated liabilities				
– undated loan capital		**3,517**	3,475	3,479
– dated loan capital	*14*	**12,199**	11,993	12,001
Minority interests				
– equity		**2,253**	2,292	2,210
– non-equity		**4,352**	5,070	4,291
Called up share capital	*16*	**4,725**	4,667	4,678
Reserves	*17*	**46,453**	42,061	41,710
Shareholders' funds		**51,178**	46,728	46,388
Total liabilities		**746,335**	692,191	696,245

* *Figures for 2001 have been restated to reflect the adoption of UK Financial Reporting Standard 19 'Deferred Tax', details of which are set out in Note 1 on the Financial Statements on page 62.*

Financial Statements (continued)

Statement of total consolidated recognised gains and losses for the half-year to 30 June 2002

	Half-year to 30 June 2002 US$m	Half-year to 30 June 2001* US$m	Half-year to 31 December 2001* US$m
Profit for the period attributable to shareholders	**3,280**	3,540	1,452
Unrealised surplus on revaluation of investment properties:			
– subsidiaries	**–**	–	(18)
– associates	**–**	–	(5)
Unrealised surplus on revaluation of land and buildings (excluding investment properties):			
– subsidiaries	**–**	–	(227)
Exchange and other movements	**2,432**	(2,190)	948
Total recognised gains and losses for the period	**5,712**	1,350	2,150
Prior period adjustment (as explained in Note 1)	**409**		
Total gains and losses since last annual report	**6,121**		

Reconciliation of movements in consolidated shareholders' funds for the half-year to 30 June 2002

	Half-year to 30 June 2002 US$m	Half-year to 30 June 2001* US$m	Half-year to 31 December 2001* US$m
Profit for the period attributable to shareholders	**3,280**	3,540	1,452
Dividends	**(1,929)**	(1,764)	(2,703)
	1,351	1,776	(1,251)
Other recognised gains and losses relating to the period	**2,432**	(2,190)	698
New share capital subscribed, net of costs	**182**	19	93
Reserve in respect of obligations under CCF share options	**(31)**	(7)	(9)
Amounts arising on shares issued in lieu of dividends	**856**	737	129
Net addition to shareholders' funds	**4,790**	335	(340)
Shareholders' funds at beginning of period (originally US$45,979 million before adding prior period adjustment of US$409 million)	**46,388**	46,393	46,728
Shareholders' funds at end of period	**51,178**	46,728	46,388

* *Figures for 2001 have been restated to reflect the adoption of UK Financial Reporting Standard 19 'Deferred Tax', details of which are set out in Note 1 on the Financial Statements on page 62.*

Consolidated cash flow statement for the half-year to 30 June 2002

	Note	Half-year to 30 June 2002 US$m	Half-year to 30 June 2001 US$m	Half-year to 31 December 2001 US$m
Net cash inflow from operating activities	*18*	**12,948**	5,261	7,654
Dividends received from associated undertakings		**66**	76	37
Returns on investments and servicing of finance:				
Interest paid on finance leases and similar hire purchase contracts		**(14)**	(12)	(15)
Interest paid on subordinated loan capital		**(364)**	(525)	(591)
Dividends paid to minority interests:				
– equity		**(284)**	(274)	(198)
– non-equity		**(20)**	(209)	(390)
Net cash (outflow) from returns on investments and servicing of finance		**(682)**	(1,020)	(1,194)
Taxation paid		**(523)**	(954)	(1,152)
Capital expenditure and financial investments:				
Purchase of investment securities		**(66,893)**	(79,212)	(69,614)
Proceeds from sale and maturities of investment securities		**62,767**	81,918	63,443
Purchase of tangible fixed assets		**(756)**	(809)	(1,064)
Proceeds from sale of tangible fixed assets		**123**	235	322
Net cash (outflow)/inflow from capital expenditure and financial investments		**(4,759)**	2,132	(6,913)
Acquisitions and disposals:				
Net cash inflow/(outflow) from acquisition of and increase in stake in subsidiary undertakings		**20**	(72)	(762)
Net cash inflow/(outflow) from disposal of subsidiary undertakings		**–**	28	(2)
Purchase of interest in associated undertakings and other participating interests		**(26)**	(101)	(53)
Proceeds from disposal of associated undertakings and other participating interests		**356**	70	9
Net cash inflow/(outflow) from acquisitions and disposals		**350**	(75)	(808)
Equity dividends paid		**(1,844)**	(1,890)	(1,638)
Net cash inflow/(outflow) before financing		**5,556**	3,530	(4,014)
Financing:				
Issue of ordinary share capital		**182**	19	93
Redemption of preference share capital		**(50)**	–	(825)
Subordinated loan capital issued		**630**	251	205
Subordinated loan capital repaid		**(637)**	(583)	(382)
Net cash inflow/(outflow) from financing		**125**	(313)	(909)
Increase/(decrease) in cash		**5,681**	3,217	(4,923)

Notes on the Financial Statements

1 Accounting policies

The accounting policies adopted are consistent with those described in the *Annual Report and Accounts 2001* except as noted below.

HSBC has adopted the provisions of the UK Financial Reporting Standard ('FRS') FRS 19 'Deferred Tax' with effect from 1 January 2002. This has required a change in the method of accounting for deferred tax. Deferred tax is now recognised in full, subject to recoverability of deferred tax assets. Previously, deferred tax assets and liabilities were recognised only to the extent they were expected to crystallise. As deferred tax liabilities have generally been fully provided, the main impact of the change in method for HSBC has been the recognition of deferred tax assets previously not recognised.

The change in accounting policy has been reflected by way of a prior period adjustment. The comparative figures have been restated as follows:

Consolidated profit and loss account – tax on profit on ordinary activities

Figures in US$m	Half-year to 30 June 2001	Half-year to 31 December 2001
Under previous policy	(1,229)	(345)
Adoption of FRS 19	(130)	(284)
Under new policy	(1,359)	(629)

The effect on the results for the current period of the adoption of FRS 19 is immaterial.

Consolidated balance sheet

Figures in US$m	*Intangible fixed assets*	*Other assets*	*Provisions for liabilities and charges – deferred tax*	*Minority interests – equity*	*Reserves*
At 30 June 2001					
Under previous policy	13,926	36,404	1,161	2,281	41,368
Adoption of FRS 19	(17)	368	(353)	11	693
Under new policy	13,909	36,772	808	2,292	42,061
At 31 December 2001					
Under previous policy	14,581	38,247	1,109	2,199	41,301
Adoption of FRS 19	(17)	385	(52)	11	409
Under new policy	14,564	38,632	1,057	2,210	41,710

The increase in HSBC's tax charge for 2001 as restated can be explained as follows:

- reversal of benefit taken in 2001 under SSAP 15 in respect of deferred tax assets attributable under FRS 19 to prior periods;
- reversal of a benefit taken in 2001 under SSAP 15 in respect of the release of a provision for additional UK tax on remittances from overseas, such provision not being permissible under FRS 19; and
- establishment of a provision required under FRS 19 in respect of a possible claw-back of capital allowances.

The accounts have been prepared in accordance with the Statements of Recommended Accounting Practice ('SORPs') issued jointly by the British Bankers' Association ('BBA') and Irish Bankers' Federation ('IBF') and with the SORP 'Accounting issues in the asset finance and leasing industry' issued by the Finance & Leasing Association ('FLA').

2 Dividend

The Directors have declared a first interim dividend for 2002 of US$0.205 per ordinary share, an increase of 8 per cent. The dividend will be payable on 9 October 2002 to shareholders on the Register at the close of business on 23 August 2002. The dividend will be payable in cash, in US dollars, sterling or Hong Kong dollars, or a combination of these currencies, at the exchange rates on 1 October 2002, with a scrip dividend alternative. Particulars of these arrangements will be mailed to shareholders on or about 5 September 2002, and elections will be required to be made by 26 September 2002.

The dividend payable in cash on shares held through Euroclear France, the settlement and central depositary system for Euronext Paris, will be converted into euros at the exchange rate on 1 October 2002 and paid on 9 October 2002 through CCF, HSBC's paying agent.

The dividend payable to holders of American Depositary Shares ('ADSs'), each of which represents five ordinary shares, will be paid in cash in US dollars on 9 October 2002 or invested in additional ADSs for participants in the dividend reinvestment plan operated by the depositary.

HSBC Holdings' shares will be quoted ex-dividend in London and in Hong Kong on 21 August 2002 and in Paris on 26 August 2002. The ADSs will be quoted ex-dividend in New York on 21 August 2002.

3 Earnings and dividend per share

Figures in US$	**Half-year to 30 June 2002**	Half-year to 30 June 2001 *	Half-year to 31 December 2001 *
Basic earnings per share	**0.35**	0.38	0.16
Diluted earnings per share	**0.35**	0.38	0.16
Dividend per share	**0.205**	0.19	0.29

* *Figures for 2001 have been restated to reflect the adoption of UK Financial Reporting Standard 19 'Deferred Tax', details of which are set out in Note 1 on the Financial Statements on page 62.*

Basic earnings per ordinary share was calculated by dividing the earnings of US$3,280 million by the weighted average number of ordinary shares outstanding, excluding own shares held, of 9,298 million (first half of 2001: earnings of US$3,540 million and 9,210 million shares; second half of 2001: earnings of US$1,452 million and 9,264 million shares).

Diluted earnings per share was calculated by dividing the basic earnings, which require no adjustment for the effects of dilutive ordinary potential shares, by the weighted average number of ordinary shares outstanding, excluding own shares held, plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares (being share options outstanding not yet exercised) of 9,404 million (first half of 2001: 9,319 million shares; second half of 2001: 9,353 million shares).

Notes on the Financial Statements (continued)

4 Bad and doubtful debts

Figures in US$m	**Half-year to 30 June 2002**	Half-year to 30 June 2001	Half-year to 31 December 2001
Profit and loss account charge			
Loans and advances to customers:			
– specific charge:			
new provisions	**1,406**	1,126	1,544
releases and recoveries	**(568)**	(676)	(530)
	838	450	1,014
– net general (release)/charge:			
additional provision (utilisation)/charge against Argentine exposures	**(114)**	–	600
other	**(9)**	(9)	(18)
	(123)	(9)	582
Customer bad and doubtful debt charge	**715**	441	1,596
Total bad and doubtful debt charge	**715**	441	1,596

Figures in US$m	**At 30 June 2002**	At 30 June 2001	At 31 December 2001
Total outstanding provisions			
Loans and advances to customers:			
– specific provisions	**5,467**	5,775	5,500
– general provisions	**2,287**	2,048	2,661
	7,754	7,823	8,161
Loans and advances to banks:			
– specific provisions	**23**	22	22
Total provisions	**7,777**	7,845	8,183
Interest in suspense	**777**	1,012	861

5 Loss from foreign currency redenomination in Argentina

The losses in the first half of 2002 related to payments made to certain customers who had obtained court orders requiring HSBC to repay their deposits historically denominated in US dollars at current market rates rather than the pesification rate specified by the Argentine Government. The loss of US$520 million in the second half of 2001 arose on the redenomination by the Argentine Government of certain in-country US dollar assets and liabilities into pesos at various mandatory but different rates of exchange.

6 Taxation

Figures in US$m	**Half-year to 30 June 2002**	Half-year to 30 June 2001*	Half-year to 31 December 2001*
UK corporation tax charge	**322**	400	16
Overseas taxation	**736**	879	691
Joint ventures	**(6)**	(7)	(6)
Associates	**19**	15	11
Current taxation	**1,071**	1,287	712
Deferred taxation	**244**	72	(83)
Total charge for taxation	**1,315**	1,359	629
Effective tax rate (per cent)	**26.0**	25.0	24.5

* *Figures for 2001 have been restated to reflect the adoption of UK Financial Reporting Standard 19 'Deferred Tax', details of which are set out in Note 1 on the Financial Statements on page 62.*

HSBC Holdings and its subsidiary undertakings in the United Kingdom provided for UK corporation tax at 30 per cent, the rate for the calendar year 2002 (2001: 30 per cent). Overseas tax included Hong Kong profits tax of US$253 million (first half 2001: US$224 million; second half 2001: US$204 million) provided at the rate of 16.0 per cent (2001: 16.0 per cent) on the profits assessable in Hong Kong. Other overseas taxation was provided for in the countries of operation at the appropriate rates of taxation.

At 30 June 2002, there were in total potential future tax benefits of approximately US$842 million (30 June 2001: US$457 million; 31 December 2001: US$887 million) in respect of trading losses, expenditure charged to the profit and loss account but not yet allowed for tax, and capital losses, against which a 100 per cent valuation allowance has been taken, as recoverability of these assets is currently considered remote. Should circumstances change then the treatment of these assets would be reviewed.

The charge for taxation for the current year is based on the adoption of FRS 19. The comparative figures have been adjusted to reflect the impact of the adoption of FRS 19. This adjustment resulted in an increase in the tax charge of US$130 million for the first half of 2001and US$284 million in the second half of 2001.

Analysis of overall tax charge:

Figures in US$m	**Half-year to 30 June 2002**	Half-year to 30 June 2001*	Half-year to 31 December 2001*
Taxation at UK corporate tax rate of 30.0%	**1,517**	1,631	769
Impact of differently taxed overseas profits in principal locations	**(241)**	(306)	(310)
Tax free gains	**(48)**	(92)	(10)
Argentine losses	**18**	–	336
Goodwill amortisation	**128**	131	132
Prior period adjustments	**(7)**	(10)	(157)
Other items	**(52)**	5	(131)
Timing differences impact on current tax	**(244)**	(72)	83
Current tax charge	**1,071**	1,287	712
Deferred tax charge	**244**	72	(83)
Overall tax charge	**1,315**	1,359	629

* *Figures for 2001 have been restated to reflect the adoption of UK Financial Reporting Standard 19 'Deferred Tax', details of which are set out in Note 1 on the Financial Statements on page 62.*

Notes on the Financial Statements (continued)

7 Debt securities

Figures in US$m	At 30 June 2002 Book value	At 30 June 2002 Market valuation	At 30 June 2001 Book value	At 30 June 2001 Market valuation	At 31 December 2001 Book value	At 31 December 2001 Market valuation
Issued by public bodies						
Investment securities						
– government securities and US government agencies	**39,466**	**39,961**	37,645	38,023	39,943	40,470
– other public sector securities	**4,621**	**4,766**	3,822	3,917	4,908	5,014
	44,087	**44,727**	41,467	41,940	44,851	45,484
Other securities						
– government securities and US government agencies	**32,534**		26,580		27,366	
– other public sector securities	**1,310**		1,219		1,091	
	77,931		69,266		73,308	
Issued by other bodies						
Investment securities						
– bank and building society certificates of deposit	**7,125**	**7,135**	6,869	6,952	6,782	6,800
– other debt securities	**47,474**	**47,841**	35,736	35,909	41,633	42,030
	54,599	**54,976**	42,605	42,861	48,415	48,830
Other securities						
– bank and building society certificates of deposit	**10,755**		11,976		10,893	
– other debt securities	**29,507**		25,199		27,963	
	94,861		79,780		87,271	
	172,792		149,046		160,579	

Figures in US$m	At 30 June 2002 Book value	At 30 June 2002 Market valuation	At 30 June 2001 Book value	At 30 June 2001 Market valuation	At 31 December 2001 Book value	At 31 December 2001 Market valuation
Investment securities						
– listed on a recognised UK exchange	**16,653**	**16,825**	12,285	12,340	13,769	13,877
– listed in Hong Kong	**1,245**	**1,313**	717	750	915	959
– listed elsewhere	**46,803**	**47,300**	40,767	41,142	45,750	46,327
– unlisted	**33,985**	**34,265**	30,303	30,569	32,832	33,151
	98,686	**99,703**	84,072	84,801	93,266	94,314
Other securities						
– listed on a recognised UK exchange	**7,625**		6,296		6,525	
– listed in Hong Kong	**2,037**		2,001		1,828	
– listed elsewhere	**41,497**		33,931		35,597	
– unlisted	**22,947**		22,746		23,363	
	172,792		149,046		160,579	

The maturities of debt securities are analysed as follows:

Figures in US$m	At 30 June 2002	At 30 June 2001	At 31 December 2001
Investment securities			
– 1 year or less	**27,788**	24,771	20,970
– 5 years or less but over 1 year	**44,871**	35,566	44,164
– Over 5 years	**26,027**	23,735	28,132
	98,686	84,072	93,266
Other securities			
– 1 year or less	**21,902**	22,072	22,833
– 5 years or less but over 1 year	**30,351**	27,526	28,711
– Over 5 years	**21,853**	15,376	15,769
	74,106	64,974	67,313

8 Equity shares

	At 30 June 2002		At 30 June 2001		At 31 December 2001	
Figures in US$m	*Book value*	*Market valuation*	*Book value*	*Market valuation*	*Book value*	*Market valuation*
Investment securities						
– listed on a recognised UK exchange	**604**	**592**	706	759	695	688
– listed in Hong Kong	**243**	**483**	250	619	245	564
– listed elsewhere	**1,441**	**1,566**	1,118	1,347	1,389	1,436
– unlisted	**2,392**	**2,559**	2,397	2,497	2,426	2,606
	4,680	**5,200**	4,471	5,222	4,755	5,294
Other securities						
– listed on a recognised UK exchange	**525**		870		713	
– listed in Hong Kong	**92**		108		74	
– listed elsewhere	**3,300**		2,097		2,405	
– unlisted	**113**		110		110	
	8,710		7,656		8,057	

9 Loans and advances to customers

Figures in US$m	At 30 June 2002	At 30 June 2001	At 31 December 2001
Remaining maturity:			
– repayable on demand or at short notice	**48,777**	47,526	51,980
– 3 months or less but not repayable on demand or at short notice	**83,255**	66,604	61,851
– 1 year or less but over 3 months	**37,225**	36,719	37,886
– 5 years or less but over 1 year	**88,924**	77,488	82,811
– over 5 years	**91,630**	78,957	82,282
General and specific bad and doubtful debt provisions (Note 4)	**(7,754)**	(7,823)	(8,161)
	342,057	299,471	308,649

Loans and advances to customers include balances which have been securitised. Certain of these balances meet the requirements for linked presentation under FRS 5 'Reporting the substance of transactions'. At 30 June 2002, US$1,723 million of non-recourse finance had been netted against customer loans of US$1,967 million in the balance sheet (at 30 June 2001, non-recourse finance US$1,607 million, customer loans US$1,807 million; at 31 December 2001, non-recourse finance US$1,659 million, customer loans US$1,865 million).

Notes on the Financial Statements (continued)

10 Deposits by banks

Figures in US$m	**At 30 June 2002**	At 30 June 2001	At 31 December 2001
Repayable on demand	**21,589**	18,988	18,132
With agreed maturity dates or periods of notice, by remaining maturity:			
– 3 months or less but not repayable on demand	**32,869**	36,552	27,845
– 1 year or less but over 3 months	**4,406**	6,791	5,234
– 5 years or less but over 1 year	**1,487**	1,436	1,808
– over 5 years	**1,104**	546	621
	61,455	64,313	53,640

11 Customer accounts

Figures in US$m	**At 30 June 2002**	At 30 June 2001	At 31 December 2001
Repayable on demand	**237,462**	187,118	209,634
With agreed maturity dates or periods of notice, by remaining maturity:			
– 3 months or less but not repayable on demand	**199,369**	215,536	205,231
– 1 year or less but over 3 months	**23,847**	30,187	26,591
– 5 years or less but over 1 year	**8,785**	7,839	7,519
– over 5 years	**1,315**	1,148	1,016
	470,778	441,828	449,991

12 Debt securities in issue

Figures in US$m	**At 30 June 2002**	At 30 June 2001	At 31 December 2001
Bonds and medium-term notes, by remaining maturity:			
– within 1 year	**3,239**	2,651	2,351
– between 1 and 2 years	**665**	2,732	2,179
– between 2 and 5 years	**3,979**	1,610	2,511
– over 5 years	**756**	1,462	740
	8,639	8,455	7,781
Other debt securities in issue, by remaining maturity:			
– 3 months or less	**10,143**	8,926	10,437
– 1 year or less but over 3 months	**3,592**	3,108	3,103
– 5 years or less but over 1 year	**5,443**	4,501	4,810
– over 5 years	**866**	972	967
	28,683	25,962	27,098

13 Liabilities

Figures in US$m	**At 30 June 2002**	At 30 June 2001	At 31 December 2001
Customer accounts include:			
– repos	**10,306**	11,698	9,769
– settlement accounts	**16,906**	16,739	13,803
Deposits by banks include:			
– repos	**8,359**	6,505	7,113
– settlement accounts	**9,767**	9,307	3,517

14 Subordinated liabilities

Figures in US$m	**At 30 June 2002**	At 30 June 2001	At 31 December 2001
Dated subordinated loan capital which is repayable:			
– within 1 year	**1,651**	596	1,393
– between 1 and 2 years	**652**	1,573	950
– between 2 and 5 years	**2,056**	2,294	2,165
– over 5 years	**7,840**	7,530	7,493
	12,199	11,993	12,001

15 Assets charged as security for liabilities

HSBC has pledged assets as security for liabilities included under the following headings:

	Amount of liability secured		
Figures in US$m	**At 30 June 2002**	At 30 June 2001	At 31 December 2001
Deposits by banks	**1,386**	1,324	290
Customer accounts	**5,510**	6,878	5,371
Debt securities in issue	**1,718**	2,043	1,692
Other liabilities	**3,619**	3,259	3,175
	12,233	13,504	10,528

The amount of assets pledged to secure these amounts was US$40,845 million (31 December 2001: US$32,757 million; 30 June 2001: US$34,015 million). This is mainly made up of items included in 'Debt securities' and 'Treasury bills and other eligible bills' of US$36,253 million (31 December 2001: US$30,682 million; 30 June 2001: US$29,291 million).

Notes on the Financial Statements (continued)

16 Called up share capital

Figures in US$m	**Half-year to 30 June 2002**	Half-year to 30 June 2001	Half-year to 31 December 2001
At beginning of period	**4,678**	4,634	4,667
Shares issued to QUEST	**–**	–	2
Shares issued under other option schemes	**9**	2	3
Shares issued in lieu of dividends	**38**	31	6
At end of period	**4,725**	4,667	4,678

17 Reserves

Figures in US$m	**Half-year to 30 June 2002**	Half-year to 30 June 2001*	Half-year to 31 December 2001*
At beginning of period	**41,710**	41,759	42,061
Retained profit/(loss) for the half-year	**1,351**	1,776	(1,251)
Premium arising on new shares issued, net of costs	**–**	–	37
Share options	**173**	17	51
Reserve in respect of obligations under CCF share options	**(31)**	(7)	(9)
Arising on shares issued in lieu of dividends	**856**	737	129
Unrealised deficit on revaluation of investment properties:			
– subsidiaries	**–**	–	(18)
– associates	**–**	–	(5)
Unrealised surplus on revaluation of land and buildings (excluding investment properties)	**–**	–	(227)
Capitalisation of share premium account on scrip dividend issue and associated costs	**(38)**	(31)	(6)
Exchange and other movements	**2,432**	(2,190)	948
At end of period	**46,453**	42,061	41,710

* *Figures for 2001 have been restated to reflect the adoption of UK Financial Reporting Standard 19 'Deferred Tax', details of which are set out in Note 1 on the Financial Statements on page 62.*

The reserves of HSBC include property revaluation reserves amounting to US$2,292 million (31 December 2001: US$2,271 million; 30 June 2001: US$2,561million).

18 Reconciliation of operating profit to net cash flow from operating activities

Figures in US$m	**Half-year to 30 June 2002**	Half-year to 30 June 2001	Half-year to 31 December 2001
Operating profit	**4,659**	4,715	2,438
Change in prepayments and accrued income	**156**	626	(174)
Change in accruals and deferred income	**447**	(2,372)	165
Interest on finance leases and similar hire purchase contracts	**15**	14	13
Interest on subordinated loan capital	**445**	581	493
Depreciation and amortisation	**941**	955	978
Amortisation of discounts and premiums	**9**	(511)	(129)
Provisions for bad and doubtful debts	**715**	441	1,596
Loans written off net of recoveries	**(888)**	(618)	(1,275)
Provisions for liabilities and charges	**462**	320	909
Provisions utilised	**(948)**	(307)	(235)
Amounts written off fixed asset investments	**139**	53	72
Net cash inflow from trading activities	**6,152**	3,897	4,851
Change in items in the course of collection from other banks	**(119)**	(740)	1,749
Change in treasury bills and other eligible bills	**460**	34	2,166
Change in loans and advances to banks	**11,320**	8,257	11,344
Change in loans and advances to customers	**(32,940)**	(7,617)	(8,455)
Change in other securities	**(7,523)**	(17,769)	(2,538)
Change in other assets	**(5,947)**	(419)	(1,437)
Change in deposits by banks	**7,806**	2,358	(10,904)
Change in customer accounts	**20,505**	13,111	6,688
Change in items in the course of transmission to other banks	**314**	1,301	(2,128)
Change in debt securities in issue	**1,585**	(2,339)	902
Change in other liabilities	**14,092**	2,135	7,044
Elimination of exchange differences*	**(2,757)**	3,052	(1,628)
Net cash inflow from operating activities	**12,948**	5,261	7,654

* *Adjustment to bring changes between opening and closing balance sheet amounts to average rates. This is not done on a line-by-line basis, as it cannot be determined without unreasonable expense.*

Notes on the Financial Statements (continued)

19 Financial instruments, contingent liabilities and commitments

Figures in US$m	**At 30 June 2002**	At 30 June 2001	At 31 December 2001
Contract amounts			
Contingent liabilities			
Acceptances and endorsements	**4,191**	3,698	4,219
Guarantees and assets pledged as collateral security	**45,181**	37,934	39,817
Other	**14**	11	9
	49,386	41,643	44,045
Commitments			
Documentary credits and short-term trade-related transactions	**6,403**	6,275	5,580
Forward asset purchases and forward forward deposits placed	**238**	586	1,669
Undrawn note issuing and revolving underwriting facilities	**288**	259	381
Undrawn formal standby facilities, credit lines and other commitments to lend:			
over 1 year	**38,900**	36,369	35,156
1 year and under	**159,915**	139,264	155,673
	205,744	182,753	198,459

The table above gives the nominal principal amounts of third party off-balance-sheet transactions.

For contingent liabilities and commitments, the contract amount represents the amount at risk should the contract be fully drawn upon and the client default. The total of the contract amounts is not representative of future liquidity requirements.

The following table summarises the contract amount of third party and internal derivatives held for trading purposes by product type.

Figures in US$m	**At 30 June 2002**	At 30 June 2001	At 31 December 2001
Exchange rate	**933,843**	923,684	856,411
Interest rate	**1,697,203**	1,386,945	1,509,810
Equities	**49,332**	40,454	40,260

The following table summarises the contract amount of third party and internal derivatives held for risk management purposes by product type.

Figures in US$m	**At 30 June 2002**	At 30 June 2001	At 31 December 2001
Exchange rate	**78,628**	65,876	66,384
Interest rate	**235,930**	151,262	182,285
Equities	**551**	848	630

For exchange rate, interest rate and equities contracts, the notional or contractual amounts of these instruments indicate the nominal value of transactions outstanding at the balance sheet date; they do not represent amounts at risk.

The increase in the nominal value of exchange rate and interest rate contracts since 31 December 2001 reflects growth in business volumes and other market movements.

20 Off-balance-sheet risk-weighted and replacement cost amounts

Figures in US$m	**At 30 June 2002**	At 30 June 2001	At 31 December 2001
Risk-weighted amounts			
Contingent liabilities	**30,486**	27,403	27,501
Commitments	**19,877**	18,435	17,528
Replacement cost amounts			
Exchange rate	**17,556**	12,779	10,988
Interest rate	**16,301**	10,403	14,508
Equities	**1,712**	1,604	1,506
Benefit of netting	**(16,130)**	(9,691)	(11,156)
	19,439	15,095	15,846

The replacement amounts are stated after deducting cash collateral meeting the offset criteria of FRS 5 as follows:

Offset against assets	**610**	105	367

Risk-weighted amounts are assessed in accordance with the Financial Services Authority's guidelines which implement the Basel agreement on capital adequacy and depend on the status of the counterparty and the maturity characteristics.

Replacement cost of contracts represents the mark-to-market on all third party contracts with a positive value, i.e, an asset to HSBC. Replacement cost is, therefore, a close approximation of the credit risk for these contracts as at the balance sheet date. The actual credit risk is measured internally and is the sum of the positive mark-to-market value and an estimate for the future fluctuation risk, using a future risk factor.

21 Market risk management

HSBC's market risk management process is discussed in the 'Financial Review' section on pages 51 and 52 from the paragraph under the heading 'Market risk management' to the paragraph ended 'impact of extreme events on the market risk exposures of HSBC'.

Trading VAR for HSBC at 30 June 2002 was US$83.9 million, compared with US$122.0 million at 31 December 2001.

	At 30 June 2002	**Minimum during the first half 2002**	**Maximum during the first half 2002**	**Average for the first half 2002**	At 31 December 2001
	US$m	**US$m**	**US$m**	**US$m**	US$m
Total trading activities	**83.9**	**76.4**	**130.0**	**100.1**	122.0
Foreign exchange trading positions	**16.7**	**11.5**	**36.8**	**21.2**	13.3
Interest rate trading positions	**66.0**	**60.3**	**120.9**	**88.2**	111.7
Equities trading positions	**40.6**	**25.7**	**40.6**	**33.4**	45.5

Notes on the Financial Statements (continued)

22 Litigation

HSBC, through a number of its subsidiary undertakings, is named in and is defending legal actions in various jurisdictions arising from its normal business. None of these proceedings is regarded as material litigation. There remain certain proceedings relating to the 'Princeton Note Matter' that are described below.

In relation to the Princeton Note Matter, as disclosed in the *Annual Report and Accounts 2001*, HSBC USA Inc has settled civil law suits brought by 51 of the 53 Japanese plaintiffs. It has also resolved all of the previously reported regulatory and criminal investigations arising from the Princeton Note Matter. Two of the noteholders, whose civil suits seek damages arising from unpaid Princeton Notes with face amounts totalling approximately US$125 million, are not included in the settlement and their civil suits will continue. The US Government excluded one of them from the restitution order because that noteholder is being criminally prosecuted in Japan for its conduct relating to its Princeton Notes, and excluded the other because the sum it is likely to recover from the Princeton Receiver exceeds its losses attributable to its funds transfers with Republic New York Securities Corporation as calculated by the US Government.

As previously reported, there is pending a purported class action entitled Ravens v Republic New York Corporation, et al., that was filed in the United States District Court for the Eastern District of Pennsylvania on 7 October 1999 on behalf of former shareholders of Republic New York Corporation ('Republic') who acquired their common stock between 10 May 1999 (when signing of the merger agreement between Republic and HSBC was announced) and 15 September 1999. On 16 October 2000 an amended complaint in the Ravens action was filed, alleging that the defendants violated the federal securities laws in the merger transaction between Republic and HSBC by failing to disclose facts relating to potential liabilities with respect to the Princeton Note Matter. The amended complaint seeks unspecified damages on behalf of the class. On 16 January 2001, defendants filed a motion to dismiss the Ravens action. On 24 April 2002, the court denied in part HSBC USA Inc's motion to dismiss. HSBC USA Inc intends to defend vigorously against these claims.

23 Interim Report and statutory accounts

The information in this *Interim Report* is unaudited and does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985 (the Act). The *Interim Report 2002* was approved by the Board of Directors on 5 August 2002. The statutory accounts for the year ended 31 December 2001 have been delivered to the Registrar of Companies in England and Wales in accordance with section 242 of the Act and filed with the US Securities and Exchange Commission. The auditor has reported on those accounts. Its report was unqualified and did not contain a statement under section 237(2) or (3) of the Act.

24 Differences between UK GAAP and US GAAP

The consolidated financial statements of HSBC are prepared in accordance with UK generally accepted accounting principles ('GAAP') which differ in certain significant respects from US GAAP. The following is a summary of the significant differences applicable to HSBC:

UK GAAP	US GAAP
Leasing	
Finance lease income is recognised so as to give a constant rate of return on the net cash investment in the lease, taking into account tax payments and receipts associated with the lease.	Unearned income on finance leases is taken to income at a rate calculated to give a constant rate of return on the investment in the lease, but no account is taken of the tax flows generated by the lease.
Leases are categorised as finance leases when the substance of the agreement is that of a financing transaction and the lessee assumes substantially all of the risks and benefits relating to the asset. All other leases are categorised as operating leases.	Leases are classified as capital leases when any of the criteria outlined under Statement of Financial Accounting Standards ('SFAS') No. 13 'Accounting for Leases' are met.

UK GAAP	US GAAP
Shareholders' interest in the long-term assurance fund The shareholders' interest in the in-force life assurance and fund pensions policies of the long-term assurance fund is valued at the net present value of the profits inherent in such policies. This value includes a prudent valuation of the discounted future earnings expected to emerge from business currently in force, taking into account factors such as recent experience and general economic conditions, together with the surplus retained in the long-term assurance funds. These are determined annually in consultation with independent actuaries and are included in 'Other assets'.	The net present value of these profits is not recognised. An adjustment is made to amortise acquisition costs and fees in accordance with SFAS No. 97 'Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments'.
Pension costs Pension costs, based on actuarial assumptions and methods, are charged so as to allocate the cost of providing benefits over the average remaining service lives of employees.	SFAS No. 87 'Employers' Accounting for Pensions' prescribes a similar method of actuarial valuation but requires assets to be assessed at fair value and the assessment of liabilities to be based on current settlement rates. Certain variations from regular cost are allocated in equal amounts over the average remaining service lives of current employees.
Share compensation schemes For executive share option schemes, such options are granted at fair value and no compensation costs are recognised under the 'intrinsic value method'. For Save-As-You-Earn schemes, employees are granted shares at a 20 per cent discount to fair value at the date of grant. No compensation cost is recognised for such awards. For longer term and other restricted share award schemes, the fair value of the shares awarded is charged to compensation cost over the period in respect of which performance conditions apply. To the extent the award is adjusted by virtue of performance conditions being met or not, the compensation cost is adjusted in line with this.	SFAS No. 123 'Accounting for Stock Based Compensation' encourages a fair value based method of accounting for stock-based compensation plans. Under the fair value method, compensation cost is measured at the date of grant based on the value of the award and is recognised over the service period, which is usually the vesting period.
Costs of software for internal use HSBC generally expenses costs of software developed for internal use. If it can be demonstrated that conditions for capitalisation are met under FRS 10 'Goodwill and intangible assets' or FRS 15 'Tangible fixed assets', the software should be capitalised and amortised over its useful life. Website design and content development costs should be capitalised only to the extent that they lead to the creation of an enduring asset delivering benefits at least as great as the amount capitalised.	The American Institute of Certified Public Accountants' ('AICPA') Statement of Position ('SOP') 98-1 'Accounting for the costs of computer software developed or obtained for internal use' was issued in March 1998, to be effective for fiscal years beginning after 15 December 1998. It requires that all costs incurred in the preliminary project and post implementation stages of internal software development be expensed. Costs incurred in the application development stage must be capitalised and amortised over the estimated useful life.

Notes on the Financial Statements (continued)

UK GAAP	US GAAP
Goodwill	
For acquisitions prior to 1998, goodwill arising on the acquisition of subsidiary undertakings, associates or joint ventures was charged against reserves in the year of acquisition. In 1998, HSBC adopted FRS 10. For acquisitions made on or after 1 January 1998, goodwill is included in the balance sheet and amortised over its estimated useful life on a straight-line basis. FRS 10 allows goodwill previously eliminated against reserves to be reinstated, but does not require it. In common with many other UK companies, HSBC elected not to reinstate such goodwill. HSBC considered whether reinstatement would materially assist the understanding of readers of its accounts who were already familiar with UK GAAP and decided that it would not. Goodwill included in the balance sheet is tested for impairment when necessary by comparing the recoverable amount of an entity with the carrying value of its net assets, including attributable goodwill. The recoverable amount of an entity is the higher of its value in use, generally the present value of the expected future cash flows from the entity, and its net realisable value. At the date of disposal of subsidiary undertakings, associates or joint ventures, any unamortised goodwill or goodwill charged directly against reserves is included in HSBC's share of total net assets of the undertaking in the calculation of the gain on disposal of the undertaking.	SFAS No. 142 'Goodwill and Other Intangible Assets' requires that goodwill should not be amortised but should be tested for impairment annually at the reporting unit level by applying a fair-value-based test.
Property	
HSBC values its properties on an annual basis and adjustments arising from such revaluations are taken to reserves. HSBC depreciates non-investment properties based on cost or the revalued amounts. No depreciation is charged on investment properties other than leaseholds with 20 years or less to expiry.	US GAAP does not permit revaluations of property although it requires recognition of asset impairment. Any realised surplus or deficit is therefore reflected in income on disposal of the property. Depreciation is charged on all properties based on cost.
Investment securities	
Debt securities and equity shares intended to be held on a continuing basis are disclosed as investment securities and are included in the balance sheet at cost less provision for any permanent diminution in value. Other participating interests are accounted for on the same basis. Where dated investment securities are purchased at a premium or discount, these premiums and discounts are amortised through the profit and loss account over the period from date of purchase to date of maturity and included in 'interest income'. Any	Under SFAS No. 115 'Accounting for Certain Investments in Debt and Equity Securities' all debt securities and equity shares are classified and disclosed within one of the following three categories: held-to-maturity; available-for-sale; or trading. Held-to-maturity debt securities are measured at amortised cost. Available-for-sale securities are measured at fair value with unrealised holding gains and losses excluded from earnings and reported net of applicable taxes and minority interests in a separate component of

UK GAAP

profit or loss on realisation of these securities is recognised in the profit and loss account as it arises and included in 'Gains on disposal of investment securities'.

Other debt securities and equity shares held for trading purposes are included in the balance sheet at market value. Changes in the market value of such assets are recognised in the profit and loss account as 'Dealing profits'.

Accruals accounted derivatives

Non-trading derivatives are those which are held for hedging purposes as part of HSBC's risk management strategy against assets, liabilities, positions or cash flows measured on an accruals basis. Non-trading transactions include qualifying hedges and positions that synthetically alter the characteristics of specified financial instruments.

Non-trading derivatives are accounted for on an equivalent basis to the underlying assets, liabilities or net positions. Any profit or loss arising is recognised on the same basis as that arising from the related assets, liabilities or positions.

To qualify as a hedge, a derivative must effectively reduce the price or interest rate risk of the asset, liability or anticipated transaction to which it is linked and be designated as a hedge at inception of the derivative contract. Accordingly, changes in the market value of the derivative must be highly correlated with changes in the market value of the underlying hedged item at inception of the hedge and over the life of the hedge contract. If these criteria are met, the derivative is accounted for on the same basis as the underlying hedged item. Derivatives used for hedging purposes include swaps, forwards and futures.

Interest rate swaps are also used to alter synthetically the interest rate characteristics of financial instruments. In order to qualify for synthetic alteration, a derivative instrument must be linked to specific individual, or pools of similar, assets or liabilities by the notional principal and interest rate risks of the associated instruments, and must achieve a result that is consistent with defined risk management objectives. If these criteria are met, accrual based accounting is applied, i.e. income or expense is recognised and accrued to the next settlement date in accordance with the contractual terms of the agreement.

Any gain or loss arising on the termination of a qualifying derivative is deferred and amortised to

US GAAP

shareholders' funds. Where an available-for-sale security experiences other than temporary decline in fair value below cost this decline is treated as a realised loss and included in earnings. This lower fair value is then treated as the cost basis for the security. Trading securities are measured at fair value with unrealised holding gains and losses included in earnings. Foreign exchange gains or losses on foreign currency denominated available-for-sale securities are also excluded from earnings and recorded as part of the same separate component of shareholders' funds.

SFAS No. 133 'Accounting for Derivative Instruments and for Hedging Activities' requires that all derivatives be recognised as either assets or liabilities in the balance sheet and that those instruments be measured at fair value. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation as described below:

- For a derivative designated as hedging the exposures to changes in the fair value of a recognised asset or liability or a firm commitment, the gain or loss is recognised in earnings in the period of change together with the associated loss or gain on the hedged item attributable to the risk being hedged.
- For a derivative designated as hedging the exposure to variable cash flows of a recognised asset or liability, or of a forecasted transaction, the derivatives gain or loss associated with the effective portion of the hedge is initially reported as a component of other comprehensive income and subsequently reclassified into earnings when the forecasted transaction affects earnings. The ineffective portion is reported in earnings immediately.
- For net investment hedges in which derivatives hedge the foreign currency exposure of a net investment in a foreign operation, the change in fair value of the derivative associated with the effective portion of the hedge is included as a component of other comprehensive income, together with the associated loss or gain on the hedge item. The ineffective portion is reported in earnings immediately.
- For a derivative not designated as a hedging instrument, the gain or loss is recognised in earnings in the period of change in fair value.

Notes on the Financial Statements (continued)

UK GAAP	US GAAP
earnings over the original life of the terminated contract. Where the underlying asset, liability or position is sold or terminated the qualifying derivative is immediately marked-to-market through the profit and loss account. Derivatives that do not qualify as hedges or synthetic alterations at inception are marked-to-market through the profit and loss account, with gains and losses included within 'Dealing profits'.	
Own shares held UK GAAP allows for the inclusion of own shares held within equity shares.	AICPA Accounting Research Bulletin 51 'Consolidated Financial Statements' requires a reduction in shareholders' equity for own shares held.
Dividends payable Dividends declared after the period end are recorded in the period to which they relate.	Dividends are recorded in the period in which they are declared.
Deferred taxation Deferred tax is generally provided in the accounts for all timing differences, subject to recoverability of deferred tax assets.	As provided by SFAS No. 109 'Accounting for Income Taxes', deferred tax liabilities and assets are recognised in respect of all temporary differences. A valuation allowance is raised against any deferred tax asset where it is more likely than not that the asset, or a part thereof, will not be realised.
Sale and repurchase transactions ('repos') and reverse repos Repos and reverse repos are accounted for as if the collateral involved remains with the transferor. On the balance sheet, repos are included within 'Deposits by banks' or 'Customer accounts' and reverse repos are included within 'Loans and advances to banks' or 'Loans and advances to customers'.	Under SFAS No. 140 'Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities', repos and reverse repos transacted under agreements that give the transferee the right by contract or custom to sell or repledge the collateral give rise to the following adjustments and disclosures. For repos, where the transferee has the right to sell or repledge the collateral, the transferor would report the securities separately in the Financial Statements from other securities not so encumbered. For reverse repos, where the transferee has the right to sell or repledge the collateral, the transferee should not recognise the pledged asset but should disclose the fair value of the collateral and, if the transferee sells collateral pledged to it, the proceeds from the sale and the transferee's obligation to return the collateral should be recognised.
Acceptances Acceptances outstanding are not included in the consolidated balance sheet.	Acceptances outstanding and the matching customer liabilities are included in the consolidated balance sheet.

UK GAAP	**US GAAP**
Profit and loss presentation The following items are separately disclosed in the profit and loss account:	
Provisions for contingent liabilities and commitments.	Classified as 'Operating expenses'.
Amounts written off fixed asset investments.	Deducted within 'Other operating income'.
Gains on disposal of investments and tangible fixed assets.	Classified as 'Other operating income'.

The following tables summarise the significant adjustments to consolidated net income and shareholders' equity which would result from the application of US GAAP:

	Half-year to 30 June 2002		Half-year to 30 June 2001*		Half-year to 31 December 2001*	
NET INCOME	**US$m**	**US$m**	US$m	US$m	US$m	US$m
Attributable profit of HSBC (UK GAAP)		**3,280**		3,540		1,452
Lease financing		**(35)**		(22)		(18)
Debt swaps		**–**		4		–
Shareholders' interest in long-term assurance fund		**(60)**		(60)		(92)
Pension costs		**(104)**		(52)		26
Stock-based compensation		**(127)**		(148)		(168)
Goodwill		**399**		(156)		(353)
Internal software costs		**80**		183		81
Revaluation of property		**30**		16		33
Purchase accounting adjustments		**(41)**		(38)		(11)
Accruals accounted derivatives		**(406)**		(212)		492
Permanent diminution in value of available-for-sale securities		**(51)**		–		–
Foreign exchange differences on available-for-sale securities		**(1,744)**		317		(5)
Foreign exchange losses on Argentine funding		**(450)**		–		–
Taxation: US GAAP	**(3)**		21		167	
on reconciling items	**611**		118		(240)	
		608		139		(73)
Minority interest in reconciling items		**77**		31		5
Estimated net income (US GAAP)		**1,456**		3,542		1,369
Per share amounts (US GAAP)						
Basic earnings per ordinary share		**0.16**		0.38		0.15
Diluted earnings per ordinary share		**0.15**		0.38		0.15

* *Figures for 2001 have been restated to reflect the adoption of UK Financial Reporting Standard 19 'Deferred Tax', details of which are set out in Note 1 on the Financial Statements on page 62.*

Notes on the Financial Statements (continued)

SHAREHOLDERS' EQUITY	At 30 June 2002 US$m	At 30 June 2002 US$m	At 30 June 2001* US$m	At 30 June 2001* US$m	At 31 December 2001* US$m	At 31 December 2001* US$m
Shareholders' funds (UK GAAP)		51,178		46,728		46,388
Lease financing		(353)		(273)		(300)
Shareholders' interest in long-term assurance fund		(897)		(687)		(798)
Pension costs		(1,335)		(1,119)		(1,157)
Goodwill		2,262		2,294		1,961
Internal software costs		672		481		570
Revaluation of property		(2,700)		(2,994)		(2,681)
Purchase accounting adjustments		112		160		104
Accruals accounted derivatives		51		(96)		419
Fair value adjustment for available-for-sale securities		1,216		1,254		1,342
Own shares held		(567)		(640)		(608)
Dividend payable		1,929		1,764		2,700
Taxation: US GAAP	133		(32)		173	
on reconciling items	261		144		(37)	
		394		112		136
Minority interest in reconciling items		342		331		368
Estimated shareholders' equity (US GAAP)		52,304		47,315		48,444

* *Figures for 2001 have been restated to reflect the adoption of UK Financial Reporting Standard 19 'Deferred Tax', details of which are set out in Note 1 on the Financial Statements on page 62.*

Movement in shareholders' equity (US GAAP)	Half-year to 30 June 2002 US$m	Half-year to 30 June 2001 US$m	Half-year to 31 December 2001 US$m
Balance brought forward	48,444	48,072	47,315
Estimated net income	1,456	3,542	1,369
Dividends	(2,700)	(2,627)	(1,767)
Foreign exchange gains on available-for-sale securities	1,744	(317)	5
Stock-based compensation	127	148	168
Accruals accounted derivatives	38	–	23
Change in fair value of available-for-sale securities	(75)	(62)	88
Foreign exchange movements on Argentine overseas funding	450	–	–
Deferred tax on US GAAP adjustments	(365)	54	25
Amounts arising on shares issued in lieu of dividends	856	737	129
New share capital subscribed net of costs	182	19	93
Other foreign exchange movements and other items	2,147	(2,251)	996
Balance carried forward	52,304	47,315	48,444

TOTAL ASSETS

Total assets at 30 June 2002, incorporating adjustments arising from the application of US GAAP, are estimated to be US$747,501 million (30 June 2001: US$693,065 million; 31 December 2001: US$698,312 million).

Goodwill and Other Intangible Assets – adoption of Statement 142

On 1 July 2001 HSBC adopted the transitional provisions of SFAS 142 'Goodwill and Other Intangible Assets', which required goodwill acquired after 30 June 2001 to be capitalised but not amortised, and to be subject to annual impairment testing.

At 1 January 2002 HSBC adopted the remaining provisions of SFAS 142, which require that all goodwill acquired up to 30 June 2001 should cease to be amortised but instead be subject to annual impairment testing at the reporting unit level.

As at 1 January 2002 HSBC determined its 'reporting units' for the purpose of goodwill impairment testing. A reporting unit is a component of an operating segment, with distinct economic characteristics, for which discrete financial information is produced and the operating results of which are regularly reviewed by segmental management. All goodwill held by HSBC at 1 January 2002 was attributed to a reporting unit.

HSBC has completed the initial phase of its

transitional impairment test on adoption of SFAS 142. No impairment charges were recorded as a result of this test.

The following table presents reported net income for comparative periods reconciled to net income adjusted to comply with the provisions of SFAS 142:

	Half-year to 30 June 2002	Half-year to 30 June 2001	Half-year to 31 December 2001
Net income:			
Reported net income	**1,456**	3,542	1,369
add back: goodwill amortisation	–	561	755
Adjusted net income	**1,456**	4,103	2,124
Basic earnings per share:			
Reported net income	**0.16**	0.38	0.15
add back: goodwill amortisation	–	0.07	0.08
Adjusted net income	**0.16**	0.45	0.23
Diluted earnings per share:			
Reported net income	**0.15**	0.38	0.15
add back: goodwill amortisation	–	0.07	0.08
Adjusted net income	**0.15**	0.45	0.23

Foreign exchange differences on investment securities

Within individual legal entities HSBC holds securities in a number of different currencies which are classified as available for sale. For example within the private bank in Switzerland which has the US dollar as its reporting currency HSBC holds euro-denominated bonds which are funded also in euros and Swiss franc securities funded in Swiss francs. No foreign exchange exposure arises from this because, although the value of the assets in US dollar terms changes according to the exchange rate, there is an identical offsetting change in the US dollar value of the related funding. Under UK GAAP both the assets and the liabilities are translated at closing exchange rates and the differences between historical book value and current value are reflected in foreign exchange dealing profits where they offset. This reflects the economic substance of holding currency assets financed by currency liabilities.

However, under US accounting rules, the change in value of the investments is taken directly to reserves whereas the offsetting change in US dollar terms of the borrowing is taken to earnings. This leads to an accounting result which does not reflect either the underlying risk position or the economics of the transactions. It is also a situation that will reverse on maturity of the asset or earlier sale.

A similar difference arises where foreign currency exposure on foreign currency assets is covered using forward contracts but where the Group does not manage these hedges to conform with the detailed US designation requirements.

The result of this is that for the first half of 2002 HSBC's US GAAP profits are reduced by some US$1.7 billion compared to our UK profits. However, future periods will report an increase in US GAAP profits. There is no difference in shareholders' equity between UK GAAP and US GAAP as a result of this item.

Foreign exchange losses on Argentine funding

The mandatory and asymmetrical conversion of onshore US dollar denominated assets and liabilities in Argentina ('pesification') caused significant erosion of the capital base of HSBC Argentina, in part because of the asymmetry of the conversion and in part through the creation of a structural foreign exchange mismatch to the extent of residual external US dollar liabilities which were no longer matched with US dollar assets. HSBC recognised these losses through its income statement in 2001; these amounted to US$520 million.

Following pesification, HSBC Argentina's balance sheet primarily reflected Argentine peso assets more than fully funded by Argentine peso liabilities and this represents HSBC's ongoing business in Argentina. On top of this HSBC Argentina had residual external US dollar liabilities which essentially represented a portion of the loss recognised in 2001.

Under UK GAAP these US dollar liabilities, as they are no longer funding the ongoing business, are treated as a separate operation with the US dollar as the unit of account. To date, these liabilities have been settled as they fall due by the Group outside Argentina. As HSBC prepares its accounts in US dollars no further translation effect arises.

Under US GAAP this accounting treatment is not possible and the US dollar liabilities are treated as part of the Argentine operation which accounts in Argentine pesos. As a result, as the Argentine peso has weakened, the US dollar denominated liabilities generate a substantial loss in Argentine pesos which is reflected in US GAAP income. However, as HSBC accounts in US dollars and economically there is no change in the amount of US dollars owing an exactly offsetting gain is reflected in the US GAAP accounts in reserves.

Independent review report by KPMG Audit Plc to HSBC Holdings plc

Introduction

We have been instructed by HSBC Holdings plc to review the financial information set out on pages 58 to 81 and we have read the other information contained in the *Interim Report* and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The *Interim Report*, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Listing Rules of the Financial Services Authority require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in *Bulletin 1999/4: Review of interim financial information* issued by the Auditing Practices Board and with standards established by the American Institute of Certified Public Accountants. A review consists principally of making enquiries of management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards in the United Kingdom and the United States (the objective of which is the expression of an opinion regarding the financial statements taken as a whole) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

United Kingdom review conclusion

On the basis of our review, we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2002.

United States review conclusion

Based on our review, we are not aware of any material modifications that should be made to the financial information referred to above for them to be in conformity with generally accepted accounting principles in the United Kingdom.

Generally accepted accounting principles in the United Kingdom vary in certain significant respects from generally accepted accounting principles in the United States as discussed in Note 24.

KPMG Audit Plc
Chartered Accountants
London

5 August 2002

Additional Information

1 Directors' interests

According to the registers of Directors' interests maintained by HSBC Holdings pursuant to section 325 of the Companies Act 1985 and section 29 of the Securities (Disclosure of Interests) Ordinance, the Directors of HSBC Holdings at 30 June 2002 had the following interests, all beneficial unless otherwise stated, in the shares and loan capital of HSBC:

	At 1 January 2002	*At 30 June 2002*				
		Personal	*Family*	*Corporate*	*Other*	*Total*
HSBC Holdings ordinary shares of US$0.50						
Sir John Bond[1]	273,841	270,843	3,236	–	–	274,079
R K F Ch'ien	23,671	24,273	–	–	–	24,273
C F W de Croisset[1]	34,170	35,040	–	–	–	35,040
W R P Dalton[1]	21,484	22,108	–	–	–	22,108
Baroness Dunn	131,477	110,211	–	–	24,000[2]	134,211
D G Eldon[1]	13,419	12,592	848	–	–	13,440
D J Flint[1]	30,173	31,015	1,752	–	–	32,767
W K L Fung	328,000	328,000	–	–	–	328,000
S K Green[1]	127,804	159,146	14,086	–	–	173,232
A W Jebson[1]	20,859	44,463	–	–	–	44,463
Sir John Kemp-Welch	331,800	25,000	–	–	381,800[2]	406,800
Lord Marshall	7,261	7,446	–	–	–	7,446
Sir Brian Moffat	5,289	5,640	–	–	–	5,640
Sir Mark Moody-Stuart	5,840	5,000	840	–	–	5,840
H Sohmen	2,815,144	–	382,138	2,504,636[3]	–	2,886,774
Sir Keith Whitson[1]	121,484	101,562	20,000	–	–	121,562
HSBC Holdings 11.69 per cent subordinated bonds 2002 of £1[4]						
Sir John Bond	500,000	500,000	–	–	–	500,000
A W Jebson	100,000	100,000	–	–	–	100,000
Lord Marshall	975	975	–	–	–	975

1 *Details of additional interests in HSBC Holdings ordinary shares of US$0.50 each under the share option plans and Restricted Share Plan are set out below.*
2 *Non-beneficial.*
3 *Interests held by private investment companies.*
4 *Redeemed on 31 July 2002.*

Sir John Bond has a personal interest in £290,000 of HSBC Capital Funding (Sterling 1) L.P. 8.208 per cent Non-cumulative Step-up Perpetual Preferred Securities, which he held throughout the period.

D G Eldon has a personal interest in 300 Hang Seng Bank Limited ordinary shares of HK$5.00 each, which he held throughout the period.

S K Green has a personal interest in €75,000 of HSBC Holdings plc 5½ per cent Subordinated Notes 2009 and in £100,000 of HSBC Bank plc 9 per cent Subordinated Notes 2005, which he held throughout the period.

H Sohmen has a corporate interest in £1,200,000 of HSBC Bank plc 9 per cent Subordinated Notes 2005, in US$3,000,000 of HSBC Bank plc Senior Subordinated Floating Rate Notes 2009, in US$3,000,000 of HSBC Capital Funding (Dollar 1) L.P. 9.547 per cent Non-cumulative Step-up Perpetual Preferred Securities, Series 1 and in US$2,900,000 of HSBC Finance Nederland BV 7.40 per cent securities 2003, which he held throughout the period.

As Directors of CCF S.A., C F W de Croisset, W R P Dalton and S K Green each have a personal interest in one share of €5 each in that company, which they held throughout the period. The Directors have waived their rights to receive dividends on these shares and undertaken, on cessation of this directorship, to transfer these shares to HSBC.

Additional Information (continued)

Share options

At 30 June 2002, the undernamed Directors held options to acquire the number of HSBC Holdings ordinary shares of US$0.50 each set against their respective names. The options were awarded for nil consideration at exercise prices equivalent to the market value at the date of award, except that options awarded under the HSBC Holdings savings-related share option plans since 2001 are exercisable at a 20 per cent discount to the market value at the date of award and those awarded before 2001 at a 15 per cent discount. There are no remaining performance criteria conditional upon which the outstanding options are exercisable. The market value of the ordinary shares at 30 June 2002 was £7.545. The highest and lowest market values during the period were £8.66 and £7.40. Market value is the mid-market price derived from the London Stock Exchange Daily Official List on the relevant date.

	Options held at 1 January 2002	*Options awarded during period*	*Options exercised during period*	*Options held at 30 June 2002*	*Exercise price in £*	*Date of award*	*Exercisable from*[1]	*Exercisable until*
Sir John Bond	75,000	–	–	75,000[2]	3.3334	1 Apr 1996	1 Apr 1999	1 Apr 2006
	2,798	–	–	2,798[3]	6.0299	10 Apr 2000	1 Aug 2005	31 Jan 2006
C F W de Croisset	206,000	–	–	206,000[4]	8.7120	23 Apr 2001	23 Apr 2004	23 Apr 2011
	–	206,000[4]	–	206,000	8.4050	7 May 2002	7 May 2005	7 May 2012
W R P Dalton	22,704	–	–	22,704	2.4062	12 Oct 1993	12 Oct 1996	12 Oct 2003
	30,273	–	–	30,273	2.8376	8 Mar 1994	8 Mar 1997	8 Mar 2004
	36,000	–	–	36,000	2.1727	7 Mar 1995	7 Mar 1998	7 Mar 2005
	36,000	–	–	36,000[2]	3.3334	1 Apr 1996	1 Apr 1999	1 Apr 2006
	2,798	–	–	2,798[3]	6.0299	10 Apr 2000	1 Aug 2005	31 Jan 2006
D G Eldon	36,000	–	–	36,000	2.1727	7 Mar 1995	7 Mar 1998	7 Mar 2005
	40,500	–	–	40,500[2]	3.3334	1 Apr 1996	1 Apr 1999	1 Apr 2006
D J Flint	27,000	–	–	27,000[2]	3.3334	1 Apr 1996	1 Apr 1999	1 Apr 2006
	3,813	–	–	3,813[3]	4.5206	9 Apr 1997	1 Aug 2002	31 Jan 2003
	–	2,617[3]	–	2,617	6.3224	2 May 2002	1 Aug 2007	31 Jan 2008
S K Green	45,000[2]	–	45,000[5]	–	3.3334	1 Apr 1996	1 Apr 1999	1 Apr 2006
	2,498	–	–	2,498[3]	6.7536	11 Apr 2001	1 Aug 2006	31 Jan 2007
A W Jebson	22,500[2]	–	22,500[6]	–	3.3334	1 Apr 1996	1 Apr 1999	1 Apr 2006
	1,434	–	–	1,434[3]	6.7536	11 Apr 2001	1 Aug 2004	31 Jan 2005
Sir Keith Whitson	60,000	–	–	60,000[2]	3.3334	1 Apr 1996	1 Apr 1999	1 Apr 2006
	2,798	–	–	2,798[3]	6.0299	10 Apr 2000	1 Aug 2005	31 Jan 2006

1 *May be advanced to an earlier date in certain circumstances, e.g. retirement.*
2 *The exercise of these options was conditional upon the growth in earnings per share over a three-year period being equal to or greater than a composite rate of inflation (comprising 50 per cent of the Hong Kong Composite Consumer Price Index, 35 per cent of the UK Retail Price Index and 15 per cent of the USA All Urban Consumer Price Index) plus 2 per cent per annum. This condition has been satisfied.*
3 *Options awarded under the HSBC Holdings Savings-Related Share Option Plan.*
4 *Options awarded under the HSBC Holdings Group Share Option Plan.*
5 *At the date of exercise, 13 March 2002, the market value per share was £8.34.*
6 *At the date of exercise, 22 March 2002, the market value per share was £8.045.*

Upon acquisition of CCF in 2000, HSBC Holdings ordinary shares of US$0.50 each were purchased by the HSBC Holdings General Employee Benefit Trust. These shares may be exchanged for CCF shares upon the exercise of CCF employee share options in the same ratio as the Exchange Offer for CCF (13 HSBC Holdings ordinary shares of US$0.50 for each CCF share). As a potential beneficiary of the Trust, C F W de Croisset has a technical interest in all of the shares held by the Trust. At 30 June 2002, the Trust held 36,609,015 HSBC Holdings ordinary shares of US$0.50 each.

At 30 June 2002, C F W de Croisset held the following options to acquire CCF shares of €5 each. On exercise of these options each CCF share will be exchanged for 13 HSBC Holdings ordinary shares of US$0.50 each. The options were granted by CCF for nil consideration at a 5 per cent discount to the market value at the date of award. There are no performance criteria conditional upon which the outstanding options are exercisable.

CCF S.A. shares of €5 each

Options held at 1 January 2002	*Exercise price per share (€)*	*Options held at 30 June 2002*	*Equivalent HSBC Holdings ordinary shares of US$0.50 each at 30 June 2002*	*Date of award*	*Exercisable from*	*Exercisable until*
10,000	32.78	10,000	130,000	23 Jun 1994	23 Jun 1996	23 Jun 2004
30,000	34.00	30,000	390,000	22 Jun 1995	22 Jun 1997	22 Jun 2005
30,000	35.52	30,000	390,000	9 May 1996	9 May 1998	9 May 2006
30,000	37.05	30,000	390,000	7 May 1997	7 Jun 2000	7 May 2007
30,000	73.50	30,000	390,000	29 Apr 1998	7 Jun 2000	29 Apr 2008
28,000	81.71	28,000	364,000	7 Apr 1999	7 Jun 2000	7 Apr 2009
28,000	142.50	28,000[1]	364,000	12 Apr 2000	1 Jan 2002	12 Apr 2010

1 *The exercise of this option was conditional upon continued employment with CCF until 1 January 2002 which has now been satisfied.*

No options over CCF shares of €5 each were awarded to or exercised by C F W de Croisset during the period.

Additional Information (continued)

Restricted Share Plan

HSBC Holdings ordinary shares of US$0.50

	Awards held at 1 January 2002	Awards made during period	Monetary value of awards made during period (£000)	Awards held at 30 June 2002[1]	Date of award	Year in which awards may vest
Sir John Bond	28,501	–	–	29,226	2 Mar 1998	2003
	55,353	10,045[2]	84	66,807	4 Mar 1999	2004
	81,791	–	–	83,872	10 Mar 2000	2005
	76,651	–	–	78,602	12 Mar 2001	2006
	–	114,779	950	117,700	8 Mar 2002	2007
W R P Dalton	19,003	–	–	19,487	2 Mar 1998	2003
	32,290	5,859[2]	49	38,970	4 Mar 1999	2004
	37,178	–	–	38,124	10 Mar 2000	2005
	43,801	–	–	44,916	12 Mar 2001	2006
	–	72,492	600	74,337	8 Mar 2002	2007
D G Eldon	22,799	–	–	23,379	2 Mar 1998	2003
	32,290	5,859[2]	49	38,970	4 Mar 1999	2004
	37,178	–	–	38,124	10 Mar 2000	2005
	7,079	–	–	7,259[3]	3 Apr 2000	2003
	43,801	–	–	44,916	12 Mar 2001	2006
	6,454	–	–	6,618[4]	30 Apr 2001	2004
	–	48,328	400	49,558	8 Mar 2002	2007
	–	9,176	75	9,176[5]	15 May 2002	2005
D J Flint	19,003	–	–	19,487	2 Mar 1998	2003
	32,290	5,859[2]	49	38,970	4 Mar 1999	2004
	33,460	–	–	34,311	10 Mar 2000	2005
	54,751	–	–	56,145	12 Mar 2001	2006
	–	72,492	600	74,337	8 Mar 2002	2007
S K Green	22,799	–	–	23,379	2 Mar 1998	2003
	32,290	5,859[2]	49	38,970	4 Mar 1999	2004
	37,178	–	–	38,124	10 Mar 2000	2005
	76,651	–	–	78,602	12 Mar 2001	2006
	–	90,615	750	92,921	8 Mar 2002	2007
A W Jebson	9,502	–	–	9,743	2 Mar 1998	2003
	27,677	5,022[2]	42	33,403	4 Mar 1999	2004
	29,742	–	–	30,499	10 Mar 2000	2005
	65,701	–	–	67,373	12 Mar 2001	2006
	–	84,574	700	86,727	8 Mar 2002	2007
Sir Keith Whitson	22,799	–	–	23,379	2 Mar 1998	2003
	46,128	8,371[2]	70	55,672	4 Mar 1999	2004
	52,049	–	–	53,373	10 Mar 2000	2005
	60,226	–	–	61,759	12 Mar 2001	2006
	–	90,615	750	92,921	8 Mar 2002	2007

Unless otherwise indicated, vesting of these shares is subject to the performance tests described in the 'Report of the Directors' in the 1998, 1999, 2000 and 2001 Annual Report and Accounts *being satisfied.*

1 *Includes additional shares arising from scrip dividends.*
2 *As set out in the* Annual Report and Accounts 1999, *the 1999 Restricted Share Plan awards were subject to performance conditions. Based on the performance over the three-year period to 31 December 2001, an additional award of 20 per cent of the initial performance share award was made on 7 May 2002.*
3 *50 per cent of D G Eldon's 1999 discretionary bonus was awarded in Restricted Shares with a three-year restricted period.*
4 *50 per cent of D G Eldon's 2000 discretionary bonus was awarded in Restricted Shares with a three-year restricted period.*
5 *50 per cent of D G Eldon's 2001 discretionary bonus was awarded in Restricted Shares with a three-year restricted period.*

Save as stated above, none of the Directors had an interest in any shares or debentures of any HSBC company at the beginning or at the end of the period and none of the Directors, or members of their immediate families, was awarded or exercised any right to subscribe for any shares or debentures during the period. No options held by Directors lapsed during the period.

Subsequent to the end of the period, the personal interests of each of Sir John Bond, W R P Dalton, D J Flint, S K Green and Sir Keith Whitson increased following the acquisition by Computershare Trustees Limited of 35 HSBC Holdings ordinary shares of US$0.50 each through contributions to the HSBC Holdings UK Share Ownership Plan. The beneficial interests of Sir John Bond, A W Jebson and Lord Marshall reduced following the redemption of the HSBC Holdings 11.69 per cent subordinated bonds 2002 of £1 on 31 July 2002. The automatic reinvestment of tax credits by a Personal Equity Plan and Individual Savings Account manager has resulted in the personal interests of Sir John Bond increasing by 13 HSBC Holdings ordinary shares of US$0.50 each and his family interests increasing by 10 HSBC Holdings ordinary shares of US$0.50 each. The automatic reinvestment of tax credits by a Personal Equity Plan and Individual Savings Account manager also resulted in the personal interests of D J Flint increasing by 10 HSBC Holdings ordinary shares of US$0.50 each and his family interests increasing by three HSBC Holdings ordinary shares of US$0.50 each.

2 Employee share option plans

In order to align the interests of staff with those of shareholders, share options are awarded to employees under all-employee share plans and discretionary share incentive plans. The following are particulars of outstanding employee share options, including those held by employees working under employment contracts that are regarded as 'continuous contracts' for the purposes of the Hong Kong Employment Ordinance. The options are granted at nil consideration unless otherwise indicated. No options have been granted to substantial shareholders, suppliers of goods or services, or in excess of the individual limit for each share plan. No options were cancelled during the period. Particulars of options held by Directors of HSBC Holdings are set out on pages 84 and 85.

All-Employee share plans

HSBC Holdings Savings-Related Share Option Plan

HSBC Holdings ordinary shares of US$0.50 each

Date of award	*Exercise price (£)*	*Exercisable from*[1]	*Exercisable until*[2]	*Options at 1 January 2002*	*Options awarded during period*[3]	*Options exercised during period*[4]	*Options lapsed during period*	*Options at 30 June 2002*
3 Apr 1996	3.0590	1 Aug 2001	31 Jan 2002	72,519	–	58,115	7,201	7,203
9 Apr 1997	4.5206	1 Aug 2002	31 Jan 2003	8,721,489	–	289,759	86,763	8,344,967
6 Apr 1998	5.2212	1 Aug 2003	31 Jan 2004	9,609,696	–	292,153	244,736	9,072,807
1 Apr 1999	5.3980	1 Aug 2004	31 Jan 2005	12,681,199	–	229,386	428,988	12,022,825
10 Apr 2000	6.0299	1 Aug 2005	31 Jan 2006	15,875,709	–	180,722	800,557	14,894,430
11 Apr 2001	6.7536	1 Aug 2004	31 Jan 2005	4,251,916	–	47,569	389,874	3,814,473
11 Apr 2001	6.7536	1 Aug 2006	31 Jan 2007	9,221,110	–	39,901	483,111	8,698,098
2 May 2002	6.3224	1 Aug 2005	31 Jan 2006	–	3,366,992	–	6,757	3,360,235
2 May 2002	6.3224	1 Aug 2007	31 Jan 2008	–	7,572,479	–	1,829	7,570,650

1 *May be advanced to an earlier date in certain circumstances, e.g. retirement.*
2 *May be extended to a later date in certain circumstances, e.g. on the death of a participant, the executors may exercise the option up to six months beyond the normal exercise period.*
3 *The closing price per share on 1 May 2002 was £8.08.*
4 *The weighted average closing price of the securities immediately before the dates on which options were exercised was £8.25.*

Additional Information (continued)

HSBC Holdings Savings-Related Share Option Plan: Overseas Section

HSBC Holdings ordinary shares of US$0.50 each

Date of award	Exercise price (£)	Exercisable from[1]	Exercisable until[2]	Options at 1 January 2002	Options awarded during period[3]	Options exercised during period[4]	Options lapsed during period	Options at 30 June 2002
3 Apr 1996	3.0590	1 Aug 2001	31 Jan 2002	45,483	–	39,750	5,733	–
9 Apr 1997	4.5206	1 Aug 2002	31 Jan 2003	5,696,106	–	143,247	78,696	5,474,163
6 Apr 1998	5.2212	1 Aug 2003	31 Jan 2004	3,393,848	–	42,143	68,569	3,283,136
1 Apr 1999	5.3980	1 Aug 2004	31 Jan 2005	12,870,183	–	93,702	418,776	12,357,705
10 Apr 2000	6.0299	1 Aug 2005	31 Jan 2006	27,773,999	–	119,629	1,405,756	26,248,614
11 Apr 2001	6.7536	1 Aug 2004	31 Jan 2005	10,805,468	–	20,794	608,026	10,176,648
11 Apr 2001	6.7536	1 Aug 2006	31 Jan 2007	3,317,457	–	3,100	180,584	3,133,773
2 May 2002	6.3224	1 Aug 2005	31 Jan 2006	–	6,427,955	–	–	6,427,955
2 May 2002	6.3224	1 Aug 2007	31 Jan 2008	–	2,460,611	–	–	2,460,611

1 *May be advanced to an earlier date in certain circumstances, e.g. retirement.*
2 *May be extended to a later date in certain circumstances, e.g. on the death of a participant, the executors may exercise the option up to six months beyond the normal exercise period.*
3 *The closing price per share on 1 May 2002 was £8.08.*
4 *The weighted average closing price of the securities immediately before the dates on which options were exercised was £8.04.*

HSBC Holdings Savings-Related Share Option Scheme: USA Section

HSBC Holdings ordinary shares of US$0.50 each

Date of award	Exercise price (£)	Exercisable from[1]	Exercisable until[2]	Options at 1 January 2002	Options exercised during period[3]	Options lapsed during period	Options at 30 June 2002
16 Aug 1996	3.2530	1 Jul 2001	31 Dec 2001	881,199	–	881,199	–
12 Aug 1997	6.5187	1 Jul 2002	31 Dec 2002	1,320,588	10,674	–	1,309,914
24 Aug 1998	3.7768	1 Jul 2003	31 Dec 2003	2,411,881	15,477	–	2,396,404
10 Aug 1999	6.3078	1 Jul 2004	31 Dec 2004	1,499,721	1,199	–	1,498,522

No options were awarded during the period.

1 *May be advanced to an earlier date in certain circumstances, e.g. retirement.*
2 *May be extended to a later date in certain circumstances, e.g. on the death of a participant, the executors may exercise the option up to six months beyond the normal exercise period.*
3 *The weighted average closing price of the securities immediately before the dates on which options were exercised was £8.14.*

Discretionary share incentive plans

HSBC Holdings Executive Share Option Scheme

HSBC Holdings ordinary shares of US$0.50 each

Date of award	Exercise price (£)	Exercisable from[1]	Exercisable until[2]	Options at 1 January 2002	Options exercised during period[3]	Options lapsed during period	Options at 30 June 2002
12 Oct 1993	2.4062	12 Oct 1996	12 Oct 2003	31,785	9,081	–	22,704
8 Mar 1994	2.8376	8 Mar 1997	8 Mar 2004	250,860	69,249	–	181,611
7 Mar 1995	2.1727	7 Mar 1998	7 Mar 2005	584,250	108,750	–	475,500
1 Apr 1996	3.3334	1 Apr 1999	1 Apr 2006	1,644,210	358,083	–	1,286,127
24 Mar 1997	5.0160	24 Mar 2000	24 Mar 2007	1,907,391	264,677	–	1,642,714
12 Aug 1997	7.7984	12 Aug 2000	12 Aug 2007	14,625	–	–	14,625
16 Mar 1998	6.2767	16 Mar 2001	16 Mar 2008	3,173,024	380,565	–	2,792,459
29 Mar 1999	6.3754	3 Apr 2002	29 Mar 2009	64,647,156	17,316,434	236,790	47,093,932
10 Aug 1999	7.4210	10 Aug 2002	10 Aug 2009	264,750	8,100	–	256,650
31 Aug 1999	7.8710	31 Aug 2002	31 Aug 2009	4,000	–	–	4,000
3 Apr 2000	7.4600	3 Apr 2003	3 Apr 2010	30,507,764	205,635	99,850	30,202,279

1 *May be advanced to an earlier date in certain circumstances, e.g. retirement.*

2 *May be extended to a later date in certain circumstances, e.g. on the death of a participant, the executors may exercise the option up to twelve months beyond the normal exercise period.*

3 *The weighted average closing price of the securities immediately before the dates on which options were exercised was £8.19.*

The HSBC Holdings Executive Share Option Scheme was replaced by the HSBC Holdings Group Share Option Plan on 26 May 2000. No options have been granted under the Scheme since that date.

HSBC Holdings Group Share Option Plan

HSBC Holdings ordinary shares of US$0.50 each

Date of award	Exercise price (£)	Exercisable from	Exercisable until[1]	Options at 1 January 2002	Options awarded during period[2]	Options exercised during period	Options lapsed during period	Options at 30 June 2002
4 Oct 2000	9.6420	4 Oct 2003	4 Oct 2010	443,522	–	–	2,875	440,647
23 Apr 2001	8.7120	23 Apr 2004	23 Apr 2011	50,006,367	–	–	163,260	49,843,107
30 Aug 2001	8.2280	30 Aug 2004	30 Aug 2011	375,405	–	–	1,500	373,905
7 May 2002	8.4050	7 May 2005	7 May 2012	–	56,763,464	–	10,000	56,753,464

1 *May be extended to a later date in certain circumstances, e.g. on the death of a participant, the executors may exercise the option up to twelve months beyond the normal exercise period.*

2 *The closing price per share on 6 May 2002 was £8.37.*

CCF S.A. and subsidiary company plans

When it was acquired in July 2000 CCF and certain of its subsidiary companies operated employee share option plans under which options could be granted over their respective shares. With the exception of the Banque Eurofin plan, under which further options can be granted, no further options will be granted under any of these subsidiary company plans.

Particulars of each grant of options under the CCF S.A. and Banque Eurofin plans are set out below, together with summary particulars of options outstanding under the other subsidiary company plans.

Additional Information (continued)

CCF S.A.
shares of €5 each

Date of award	Exercise price (€)	Exercisable from	Exercisable until	Options at 1 January 2002	Options exercised during period[1]	Options lapsed during period	Options at 30 June 2002[1]
4 May 1993	33.69	4 May 1995	4 May 2003	100	–	–	100
23 Jun 1994	32.78	23 Jun 1996	23 Jun 2004	15,000	4,200	–	10,800
22 Jun 1995	34.00	22 Jun 1997	22 Jun 2005	58,300	400	–	57,900
9 May 1996	35.52	9 May 1998	9 May 2006	121,826	20,326	–	101,500
7 May 1997	37.05	7 Jun 2000	7 May 2007	554,000	136,720	–	417,280
29 Apr 1998	73.50	7 Jun 2000	29 Apr 2008	673,400	–	–	673,400
7 Apr 1999	81.71	7 Jun 2000	7 Apr 2009	794,700	–	–	794,700
12 Apr 2000	142.50	1 Jan 2002	12 Apr 2010	860,500	–	2,000	858,500

1 *On exercise of the options, the CCF shares will be exchanged for HSBC Holdings ordinary shares of US$0.50 each in the same ratio as for the acquisition of CCF (13 HSBC Holdings shares for each CCF share). At 30 June 2002 HSBC Holdings General Employee Benefit Trust held 36,609,015 HSBC Holdings ordinary shares of US$0.50 each which may be exchanged for CCF shares arising from the exercise of the options.*

Banque Eurofin
shares of €16 each

Date of award	Exercise price (€)	Exercisable from	Exercisable until	Options at 1 January 2002	Options awarded during period	Options exercised during period	Options lapsed during period	Options at 30 June 2002
30 Nov 1998[1]	25.92	30 Nov 2001	29 Nov 2003	7,200	–	–	–	7,200
21 Dec 1999	48.78	21 Dec 2000	21 Dec 2009	66,000	–	–	–	66,000
15 May 2001	93.60	15 May 2002	15 May 2011	60,000	–	–	–	60,000

1 *Consideration of €1.52 per share paid on grant of options.*

Banque Chaix
shares of €16 each

Range of exercise prices (€)	Range of dates exercisable from	Range of dates exercisable until	Options at 1 January 2002	Options exercised during period	Options lapsed during period	Options at 30 June 2002
88.73 – 105.94	28 Oct 2001 – 7 Jun 2005	28 Jan 2003 – 7 Dec 2005	40,000	–	–	40,000

Banque de Baecque Beau
shares of no par value

Range of exercise prices (€)	Range of dates exercisable from	Range of dates exercisable until	Options at 1 January 2002	Options exercised during period	Options lapsed during period	Options at 30 June 2002
32.88 – 61.66	17 Oct 2002 – 22 Dec 2003	17 Oct 2003 – 22 Dec 2005	40,000	–	–	40,000

Banque de Savoie
shares of €16 each

Range of exercise prices (€)	Range of dates exercisable from	Range of dates exercisable until	Options at 1 January 2002	Options exercised during period	Options lapsed during period	Options at 30 June 2002
61.85 – 69.52	24 Dec 2003 – 14 Jun 2005	24 Jun 2004 – 14 Dec 2005	15,100	–	–	15,100

Banque du Louvre

shares of no par value

Range of exercise prices (€)	Range of dates exercisable from	Range of dates exercisable until	Options at 1 January 2002	Options exercised during period	Options lapsed during period	Options at 30 June 2002
68.65 – 154.75	1 Jul 2000 – 7 Sep 2005	7 Oct 2007 – 31 Mar 2009	96,200	–	–	96,200

Banque Dupuy de Parseval

shares of €20 each

Range of exercise prices (€)	Range of dates exercisable from	Range of dates exercisable until	Options at 1 January 2002	Options exercised during period	Options lapsed during period	Options at 30 June 2002
32.01 – 39.48	3 Mar 2002 – 8 Jun 2005	3 Jun 2002 – 8 Sept 2005	25,000	5,000[1]	–	20,000

1 *Exercise price €32.01 per share.*

CCF Banque Privée Internationale

shares of no par value

Exercise price (€)	Exercisable from	Exercisable until	Options at 1 January 2002	Options exercised during period	Options lapsed during period	Options at 30 June 2002
116.93	9 March 2005	31 Dec 2010	18,000	–	–	18,000

Crédit Commercial du Sud Ouest

shares of €15.25 each

Range of exercise prices (€)	Range of dates exercisable from	Range of dates exercisable until	Options at 1 January 2002	Options exercised during period	Options lapsed during period	Options at 30 June 2002
80.49 – 102.29	1 Oct 2001 – 7 Jun 2005	1 Apr 2002 – 7 Dec 2005	34,500	6,375[1]	–	28,125

1 *Exercise price €80.49 per share.*

Netvalor

shares of €415 each

Exercise price (€)	Range of dates exercisable from	Range of dates exercisable until	Options at 1 January 2002	Options exercised during period	Options lapsed during period	Options at 30 June 2002
415	22 Dec 2004 – 19 Dec 2005	22 Dec 2006 – 19 Dec 2007	5,890	–	–	5,890

Sinopia Asset Management

shares of €0.5 each

Range of exercise prices (€)	Range of dates exercisable from	Range of dates exercisable until	Options at 1 January 2002	Options exercised during period	Options lapsed during period	Options at 30 June 2002[1]
6.13 – 21.85	24 Jun 2002 – 18 Feb 2005	24 Dec 2002 – 18 Aug 2005	432,100	–	21,000	411,100

1 *On exercise of the options, the Sinopia shares will be exchanged for HSBC Holdings ordinary shares of US$0.50 each in the ratio of 2.143 HSBC Holdings shares for each Sinopia share. At 30 June 2002 HSBC Holdings General Employee Benefit Trust held 880,988 HSBC Holdings ordinary shares of US$0.50 each which may be exchanged for Sinopia Asset Management shares arising from the exercise of the options.*

Additional Information (continued)

Union de Banques à Paris
shares of €16 each

Range of exercise prices (€)	*Range of dates exercisable from*	*Range of dates exercisable until*	*Options at 1 January 2002*	*Options exercised during period*	*Options lapsed during period*	*Options at 30 June 2002*
19.06 – 47.81	3 Jul 2002 – 12 Jul 2005	3 Jan 2003 – 12 Jan 2006	132,050	–	–	132,050

3 Exchange rates

The exchange rates used by HSBC for the purpose of consolidation of its results for the following currencies are:

Period-end	**At 30 June 2002**	At 30 June 2001	At 31 December 2001
HK$/US$	**7.800**	7.800	7.798
£/US$	**0.654**	0.712	0.690
€/US$	**1.010**	1.180	1.130
BRL/US$	**2.850**	2.311	2.311

Average	**Half-year to 30 June 2002**	Half-year to 30 June 2001	Half-year to 31 December 2001
HK$/US$	**7.799**	7.800	7.800*
£/US$	**0.693**	0.694	0.696*
€/US$	**1.115**	1.114	1.120*
BRL/US$	**2.439**	2.150	2.559*

* *Average for the second half of 2001.*

4 Segmental analysis

The allocation of earnings reflects the benefit of shareholders' funds to the extent that these are actually allocated to businesses in the segment by way of intra-HSBC capital and funding structures. Common costs are included in segments on the basis of the actual recharges made.

Geographical information has been classified by the location of the principal operations of the subsidiary undertaking, or in the case of The Hongkong and Shanghai Banking Corporation Limited, HSBC Bank plc, HSBC Bank Middle East and HSBC Bank USA operations, by the location of the branch responsible for reporting the results or for advancing the funds. Due to the nature of HSBC's structure, the analysis of profits includes intra-HSBC items between geographical regions. The 'Rest of Asia-Pacific' geographical segment includes the Middle East, India and Australasia.

5 Substantial interests in share capital

No substantial interest, being 10 per cent or more, in the equity share capital is recorded in the register maintained under section 16(1) of the Securities (Disclosure of Interests) Ordinance.

6 Dealings in HSBC Holdings shares

Save for dealings by HSBC Investment Bank plc, trading as an intermediary in HSBC Holdings' shares in London, neither HSBC Holdings nor any subsidiary undertaking has bought, sold or redeemed any securities of HSBC Holdings during the six months ended 30 June 2002.

On 31 July 2002, HSBC Holdings redeemed at par all of its £413,457,163 of 11.69 per cent subordinated bonds 2002.

7 Registers of shareholders

The Overseas Branch Register of shareholders in Hong Kong will be closed for one day, on Friday 23 August 2002.

Any person who has acquired shares registered on the Hong Kong Branch Register but who has not lodged the share transfer with the Branch Registrar should do so before 4.00 pm on Thursday 22 August 2002 in order to receive the dividend.

Any person who has acquired shares registered on the Principal Register in the United Kingdom but who has not lodged the share transfer with the Principal Registrar should do so before 4.00 pm on Friday 23 August 2002 in order to receive the dividend. Transfers between the Principal Register and the Branch Register may not be made while the Branch Register is closed.

Similarly, transfers of American Depositary Shares must be lodged with the depositary by 12 noon on Friday 23 August 2002 in order to receive the dividend.

8 Final results and second interim dividend for 2002

The results for the year to 31 December 2002 will be announced on Monday 3 March 2003. It is intended that any second interim dividend for 2002 that is announced on that date would be payable on 6 May 2003 to shareholders on the Register on 21 March 2003. HSBC's shares would be quoted ex-dividend in London and in Hong Kong on 19 March 2003 and in Paris on 24 March 2003. The American Depositary Shares would be quoted ex-dividend in New York on 19 March 2003.

9 Corporate governance

HSBC is committed to high standards of corporate governance. HSBC Holdings has complied throughout the six months to 30 June 2002 with the best practice provisions of the Combined Code on corporate governance appended to the Listing Rules of the Financial Services Authority and with the provisions of Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong.

There have been no material changes to the information disclosed in the *Annual Report and Accounts 2001* in respect of the number and remuneration of employees, remuneration policies and share option plans.

10 Copies of the *Interim Report*

Further copies of the *Interim Report* may be obtained from Group Corporate Affairs, HSBC Holdings plc, 10 Lower Thames Street, London EC3R 6AE, United Kingdom; or from Group Public Affairs, The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong; or from Group Public Affairs, HSBC Bank USA, 452 Fifth Avenue, New York, NY 10018, USA; or from Direction de la Communication, CCF, 103 avenue des Champs Elysées, 75419 Paris Cedex 08, France; or from the HSBC web site, www.hsbc.com.

Shareholders may at any time choose to receive corporate communications in printed form or electronically. To register online to receive electronic communications, or revoke or amend an instruction to receive electronic communications, go to www.hsbc.com and select 'Shareholder Information' and then 'Electronic Communications'. If you received this document electronically and would like to receive a printed copy or would like to receive future shareholder communications in printed form, please write to the appropriate Registrars at the address given below. Printed copies will be provided without charge.

A Chinese translation of this and future documents may be obtained on request from the Registrars. Please also contact the Registrars if you have received a Chinese translation of this document and do not wish to receive such translations in the future.

Principal Register
Computershare Investor Services PLC
PO Box 435
Owen House
8 Bankhead Crossway North
Edinburgh EH11 4BR
United Kingdom

Hong Kong Overseas Branch Register
Computershare Hong Kong Investor Services Limited
Rooms 1901 – 1905
Hopewell Centre
183 Queen's Road East
Hong Kong

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